AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1997
                                                     REGISTRATION NO. 333-32711
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                             JP FOODSERVICE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                  5141                     52-1634568
(STATE OR OTHER JURISDICTION          (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
 CLASSIFICATION CODE NUMBER)                                            IDENTIFICATION NO.)
OF INCORPORATION OR ORGANIZATION)

                               ----------------
                           9830 PATUXENT WOODS DRIVE
                           COLUMBIA, MARYLAND 21046
                                (410) 312-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               DAVID M. ABRAMSON
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             JP FOODSERVICE, INC.
                           9830 PATUXENT WOODS DRIVE
                           COLUMBIA, MARYLAND 21046
                                (410) 312-7100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

    RICHARD J. PARRINO                          EDWARD D. HERLIHY                  ELIZABETH C. KITSLAAR
HOGAN & HARTSON, L.L.P.                 WACHTELL, LIPTON, ROSEN & KATZ          JONES, DAY, REAVIS & POGUE
555 THIRTEENTH STREET, N.W.                  51 WEST 52ND STREET                     77 WEST WACKER
  WASHINGTON, D.C. 20004                      NEW YORK, NY 10019               CHICAGO, ILLINOIS 60601-1692
      (202) 637-5600                            (212) 403-1000                          (312) 782-3939


                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of a subsidiary of JP Foodservice, Inc. and Rykoff-Sexton, Inc., as described in the Agreement and Plan of Merger, dated as of June 30, 1997, as amended (the "Merger Agreement"), attached as Appendix A to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement.

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

[JP FOODSERVICE, INC. LOGO]                                JP Foodservice, Inc.
                                                      9830 Patuxent Woods Drive
                                                       Columbia, Maryland 21046
                                                      Telephone: (410) 312-7100

Dear Stockholder:

  It is my pleasure to invite you to attend the 1997 Annual Meeting of Stockholders (the "JP Foodservice Annual Meeting") of JP Foodservice, Inc. ("JP Foodservice"), which will be held on December , 1997 at 10:00 a.m., local time, at JP Foodservice's corporate headquarters at 9830 Patuxent Woods Drive, Columbia, Maryland.

  At the meeting, you will be asked to approve the issuance of JP Foodservice Common Stock in connection with an Agreement and Plan of Merger described herein (the "Merger Agreement") pursuant to which Rykoff-Sexton, Inc. ("Rykoff-Sexton") will be merged with and into a wholly-owned subsidiary of JP Foodservice (the "Merger") and will become a wholly-owned subsidiary of JP Foodservice. As discussed in the accompanying Joint Proxy Statement/Prospectus, in the Merger each outstanding share of Common Stock of Rykoff-Sexton will be converted into the right to receive 0.775 of a share of JP Foodservice Common Stock. Current stockholders of JP Foodservice and current stockholders of Rykoff-Sexton will each own approximately one-half of JP Foodservice Common Stock outstanding immediately after the Merger.

  Rykoff-Sexton is the nation's third largest broadline distributor of food and related non-food products. It currently offers more than 40,000 products to over 100,000 customers in 32 service areas throughout the United States, including many important metropolitan areas.

  We believe that this business combination brings together two strong companies with highly complementary operations, geographies, product lines and management resources. The Merger will result in a combined enterprise that will constitute the nation's second largest broadline foodservice distributor. JP Foodservice after the Merger will have a nationwide distribution network capable of serving an area covering more than 85% of the country's population.

  Following the Merger, I will continue to serve as Chairman and Chief Executive Officer of JP Foodservice. Mark Van Stekelenburg, currently Chairman, President and Chief Executive Officer of Rykoff-Sexton, will become Vice Chairman and President of JP Foodservice. JP Foodservice's Board of Directors after the Merger will consist of the nine current JP Foodservice directors, five current Rykoff-Sexton directors, two Merrill Lynch designees and one new, independent director to be added after closing of the Merger.

  The accompanying Notice of Annual Meeting of Stockholders and Joint Proxy Statement/Prospectus contain information about the Merger and the JP Foodservice Annual Meeting, including information about a number of other important proposals you will be asked to approve. The Joint Proxy
Statement/Prospectus also contains information about Rykoff-Sexton. We urge you to give this material your complete attention.

  AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS DETERMINED THE MERGER TO BE IN THE BEST INTERESTS OF JP FOODSERVICE AND ITS STOCKHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS, BY A UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT ALL JP FOODSERVICE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE ISSUANCE OF JP FOODSERVICE COMMON STOCK IN CONNECTION WITH THE MERGER.

  It is important that your shares be represented at the JP Foodservice Annual Meeting. Therefore, whether or not you plan to attend the meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If you attend the JP Foodservice Annual Meeting, you may vote in person if you wish, even if you previously have returned your proxy card.

  We hope you will find it possible to attend the JP Foodservice Annual Meeting. We look forward to the successful combination of JP Foodservice and Rykoff-Sexton, and to your continued support as a stockholder of JP Foodservice.

                                          Sincerely,

                                          James L. Miller
                                          Chairman, President and Chief
                                           Executive Officer

                             JP FOODSERVICE, INC.
                           9830 PATUXENT WOODS DRIVE
                           COLUMBIA, MARYLAND 21046

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON DECEMBER  , 1997

TO THE STOCKHOLDERS OF JP FOODSERVICE, INC.:

  NOTICE IS HEREBY GIVEN that the 1997 Annual Meeting of Stockholders of JP Foodservice, Inc., a Delaware corporation ("JP Foodservice"), will be held on December , 1997 at 10:00 a.m., local time, at 9830 Patuxent Woods Drive, Columbia, Maryland (the "JP Foodservice Annual Meeting"), or at any adjournment or postponement thereof, for the following purposes:

    1. To consider and vote upon the issuance of shares of JP Foodservice Common Stock, par value $.01 per share (the "JP Foodservice Common Shares"), in connection with an Agreement and Plan of Merger, dated as of June 30, 1997, as amended (the "Merger Agreement"), among JP Foodservice, Rykoff-Sexton, Inc., a Delaware corporation ("Rykoff-Sexton"), and Hudson Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of JP Foodservice ("Merger Sub"), pursuant to which, among other things, (i) Rykoff-Sexton will be merged with and into Merger Sub (the "Merger") and
  (ii) each outstanding share of Common Stock, par value $.10 per share (the "Rykoff-Sexton Common Shares"), of Rykoff-Sexton will be converted into the right to receive 0.775 (the "Exchange Ratio") of a JP Foodservice Common Share. The Exchange Ratio, which was determined through negotiations between JP Foodservice and Rykoff-Sexton, is fixed pursuant to the Merger Agreement and will not be subject to increase or decrease based on changes in the market values of the JP Foodservice Common Shares or the Rykoff-Sexton Common Shares. JP Foodservice expects to issue approximately 22,500,000 JP Foodservice Common Shares as of the effective time of the Merger. No fractional JP Foodservice Common Shares will be issued in connection with the Merger. In lieu of such fractional shares, a holder of Rykoff-Sexton Common Shares will receive an amount in cash equal to the fractional portion of a JP Foodservice Common Share such holder would have received based on the Exchange Ratio multiplied by the average closing price of a JP Foodservice Common Share over the ten trading days ending on the fifth day preceding consummation of the Merger. The aggregate amount of such cash to be paid, which will not be material to the combined company, cannot be precisely determined until the effective time of the Merger, but will not exceed the product of such average JP Foodservice Common Share price multiplied by the number of holders of Rykoff-Sexton Common Shares at the effective time of the Merger. THE MERGER IS MORE COMPLETELY DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS AND THE APPENDICES THERETO WHICH FORM A PART OF THIS NOTICE, A COPY OF THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A TO THE JOINT PROXY STATEMENT/PROSPECTUS.

    2. To consider and vote upon a proposal to elect three directors of JP Foodservice for terms expiring at the JP Foodservice Annual Meeting of Stockholders in the year 2000.

    3. To consider and vote upon a proposal to amend JP Foodservice's Restated Certificate of Incorporation to increase the number of authorized JP Foodservice Common Shares from 75,000,000 shares to 150,000,000 shares.

    4. To consider and vote upon a proposal to (i) amend the 1994 JP Foodservice, Inc. Stock Incentive Plan (the "Stock Incentive Plan") to increase the number of JP Foodservice Common Shares authorized for issuance under the Stock Incentive Plan from 1,532,404 shares to 2,600,000 shares and (ii) amend the Stock Incentive Plan for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

    5. To consider and vote upon a proposal to amend the JP Foodservice, Inc. Stock Option Plan for Outside Directors (the "Director Plan") to (i) increase the number of JP Foodservice Common Shares authorized for issuance under the Director Plan from 100,000 shares to 200,000 shares, (ii) increase the number of JP Foodservice Common Shares subject to annual option grants under the Director Plan from 1,000 shares to 2,000 shares and (iii) modify the eligibility requirements for awards under the Director Plan.

    6. To transact such other business as may properly come before the JP Foodservice Annual Meeting or any one or more adjournments or postponements thereof.

  Only holders of record of JP Foodservice Common Shares at the close of business on November 10, 1997, the record date for the JP Foodservice Annual Meeting, are entitled to notice of, and to vote at, the JP Foodservice Annual Meeting and at any adjournments or postponements thereof. Approval of the issuance of JP Foodservice Common Shares in connection with the Merger will require the affirmative vote of the holders of a majority of the JP Foodservice Common Shares present or represented at the JP Foodservice Annual Meeting and entitled to vote.

  ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE JP FOODSERVICE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE JP FOODSERVICE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE. IF A PROXY IS SIGNED BUT NO VOTING INSTRUCTIONS ARE INDICATED THEREON, SUCH PROXY WILL BE VOTED "FOR" EACH OF THE PROPOSALS SET FORTH IN THIS NOTICE OF ANNUAL MEETING. IF YOU ATTEND THE JP FOODSERVICE ANNUAL MEETING, YOU MAY WITHDRAW THE PROXY AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          David M. Abramson
                                          Secretary

Columbia, Maryland

November  , 1997

[RYKOFF-SEXTON LOGO]                                        Rykoff-Sexton, Inc.
                                                            613 Baltimore Drive
                                                 East Mountain Corporate Center
                                               Wilkes-Barre, Pennsylvania 18702
                                                      Telephone: (717) 831-7500

Dear Fellow Stockholders:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Rykoff-Sexton Special Meeting") of Rykoff-Sexton, Inc. ("Rykoff-Sexton"), which will be held on December , 1997 at 10:00 a.m., local time, at The East Mountain Inn, Wilkes-Barre, Pennsylvania.

  At this important meeting, you will be asked to consider and vote upon the adoption of the Agreement and Plan of Merger (the "Merger Agreement") described herein pursuant to which Rykoff-Sexton will be merged (the "Merger") with and into a wholly-owned subsidiary of JP Foodservice, Inc. ("JP Foodservice"). As discussed in the accompanying Joint Proxy Statement/Prospectus, in the Merger each outstanding share of Rykoff-Sexton Common Stock will be converted into the right to receive 0.775 of a share of JP Foodservice Common Stock. Current Rykoff-Sexton stockholders will hold approximately one half of JP Foodservice Common Stock outstanding after the Merger.

  JP Foodservice is the nation's fifth largest broadline distributor of food and related products to restaurants and institutional foodservice establishments. JP Foodservice markets and distributes over 30,000 national, private and signature brand items to over 34,000 foodservice customers, including restaurants, hotels, healthcare facilities, cafeterias and schools, in the MidAtlantic, Midwestern and Northeastern regions of the United States and in Las Vegas, Nevada. JP Foodservice's diverse customer base encompasses both independent and chain businesses, including Old Country Buffet, Perkins Family Restaurants, Subway, Eurest Dining Services, Ruby Tuesday and Pizzeria Uno.

  We believe that the strategic combination between Rykoff-Sexton and JP Foodservice offers a significant opportunity for our stockholders, customers and employees. The merger of Rykoff-Sexton and JP Foodservice will result in a combined enterprise with pro forma fiscal 1997 sales of more than $5.1 billion, constituting the nation's second largest broadline foodservice distribution company.

  The combination will enhance our nationwide distribution capabilities and create a company with a customer base of more than 130,000 restaurant, hotel and institutional foodservice customers throughout the United States. Following completion of the Merger, the combined company will be known as JP Foodservice, Inc. and will be headquartered in Columbia, Maryland. Its Common Stock will continue to trade on the New York Stock Exchange under the JPF symbol.

  As a result of the Merger, we expect to build upon the progress that we have made in recent years in sharpening our strategic focus, improving our operational efficiency, and positioning the company for sustained, profitable growth. We are pleased to be a part of a combined enterprise whose product mix will include a broad range of domestic and imported offerings, and whose distribution, technological and marketing skills will form a strong foundation for enhanced growth.

  Following the Merger, Jim Miller, current Chairman, President and Chief Executive Officer of JP Foodservice, will be Chairman and Chief Executive Officer of the combined company, and I will become Vice Chairman and President and a director of the combined company. After the Merger, the company's Board of Directors will consist of the nine current JP Foodservice directors, five current Rykoff-Sexton directors, two Merrill Lynch designees and one new, independent director to be added after completion of the Merger.

  The accompanying Notice of Special Meeting of Stockholders and Joint Proxy Statement/Prospectus contain information about the Merger and the Rykoff-Sexton Special Meeting. The Joint Proxy Statement/Prospectus also contains information regarding JP Foodservice. We urge you to give this material your complete attention.

  The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of shares of Rykoff-Sexton Common Stock outstanding on November 10, 1997, the record date for the Rykoff-Sexton Special Meeting.

  AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF RYKOFF-SEXTON HAS UNANIMOUSLY DETERMINED THAT THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF RYKOFF-SEXTON, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT RYKOFF-SEXTON STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

  It is important that your shares be represented at the Rykoff-Sexton Special Meeting. Therefore, whether or not you plan to attend the meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If you attend the Rykoff-Sexton Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card.

  We hope you will find it possible to attend the Rykoff-Sexton Special Meeting. As fellow stockholders, we are excited by the opportunities created by the Merger. We believe that the combined company will be a larger, more diverse company with increased financial stability that will be well-positioned to capitalize on strategic and other opportunities. We therefore urge you to return your proxy card promptly.

                                          Sincerely yours,

                                          Mark Van Stekelenburg
                                          Chairman, President and
                                           Chief Executive Officer

                            YOUR VOTE IS IMPORTANT
                   PLEASE COMPLETE, SIGN AND DATE AND RETURN
                           THE ENCLOSED PROXY CARD.

                              RYKOFF-SEXTON, INC.
                              613 BALTIMORE DRIVE
                        EAST MOUNTAIN CORPORATE CENTER
                       WILKES-BARRE, PENNSYLVANIA 18702

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON DECEMBER  , 1997

TO THE STOCKHOLDERS OF RYKOFF-SEXTON, INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Rykoff-Sexton, Inc., a Delaware corporation ("Rykoff-Sexton"), will be held at The East Mountain Inn, Wilkes-Barre, Pennsylvania, on December , 1997 at 10:00 a.m., local time (the "Rykoff-Sexton Special Meeting"), or at any adjournment or postponement thereof, for the following purposes:

    1. To consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of June 30, 1997, as amended (the "Merger Agreement"), by and among Rykoff-Sexton, JP Foodservice, Inc., a Delaware corporation ("JP Foodservice"), and Hudson Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of JP Foodservice ("Merger Sub"), pursuant to which, among other things (i) Rykoff-Sexton will be merged with and into Merger Sub (the "Merger"), and (ii) each outstanding share of Rykoff-Sexton Common Stock, par value $.10 per share (the "Rykoff-Sexton Common Shares"), will be converted into the right to receive 0.775 (the "Exchange Ratio") of a share of JP Foodservice Common Stock, par value $.01 per share (the "JP Foodservice Common Shares"). The Exchange Ratio, which was determined through negotiations between JP Foodservice and Rykoff-Sexton, is fixed pursuant to the Merger Agreement and will not be subject to increase or decrease based on changes in the market values of the JP Foodservice Common Shares or the Rykoff-Sexton Common Shares. JP Foodservice expects to issue approximately 22,500,000 JP Foodservice Common Shares as of the effective time of the Merger. No fractional JP Foodservice Common Shares will be issued in connection with the Merger. In lieu of such fractional shares, a holder of Rykoff-Sexton Common Shares will receive an amount in cash equal to the fractional portion of a JP Foodservice Common Share such holder would have received based on the Exchange Ratio multiplied by the average closing price of a JP Foodservice Common Share over the ten trading days ending on the fifth day preceding consummation of the Merger. The aggregate amount of such cash to be paid, which will not be material to the combined company, cannot be precisely determined until the effective time of the Merger, but will not exceed the product of such average JP Foodservice Common Share price multiplied by the number of holders of Rykoff-Sexton Common Shares at the effective time of the Merger. THE MERGER IS MORE COMPLETELY DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AND THE APPENDICES THERETO WHICH FORM A PART OF THIS NOTICE. A COPY OF THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A TO THE JOINT PROXY STATEMENT/PROSPECTUS.

    2. To transact such other matters as may arise relating to the conduct of the Rykoff-Sexton Special Meeting or any one or more adjournments or postponements thereof.

  Only holders of record of Rykoff-Sexton Common Shares at the close of business on November 10, 1997, the record date for the Rykoff-Sexton Special Meeting, are entitled to receive notice of, and to vote at, the Rykoff-Sexton Special Meeting and at any adjournments or postponements thereof.

  The adoption of the Merger Agreement requires the affirmative vote of the holders of record of a majority of Rykoff-Sexton Common Shares outstanding on the record date for the Rykoff-Sexton Special Meeting.

  Pursuant to the Delaware General Corporation Law, Rykoff-Sexton stockholders are not entitled to appraisal rights in connection with the Merger, because the Rykoff-Sexton Common Shares are listed on the New York Stock Exchange and such stockholders will receive as consideration in the Merger only JP Foodservice Common Shares, which are listed on the New York Stock Exchange, and cash in lieu of fractional shares.

  ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE RYKOFF-SEXTON SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE RYKOFF-SEXTON SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE. IF A PROXY IS SIGNED BUT NO VOTING INSTRUCTIONS ARE INDICATED THEREON, SUCH PROXY WILL BE VOTED "FOR" ADOPTION OF THE MERGER AGREEMENT. IF YOU ATTEND THE RYKOFF-SEXTON SPECIAL MEETING, YOU MAY WITHDRAW THE PROXY AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          Robert J. Harter, Jr.
                                          Secretary

Wilkes-Barre, Pennsylvania

November  , 1997

                             JP FOODSERVICE, INC.

                                      AND

                              RYKOFF-SEXTON, INC.

                             JOINT PROXY STATEMENT

                               ----------------

                      PROSPECTUS OF JP FOODSERVICE, INC.

  This Joint Proxy Statement/Prospectus is being furnished to the stockholders of JP Foodservice, Inc., a Delaware corporation ("JP Foodservice"), in connection with the solicitation of proxies by the JP Foodservice Board of Directors for use at the 1997 Annual Meeting of Stockholders of JP Foodservice (including any adjournments or postponements thereof, the "JP Foodservice Annual Meeting") to be held on December , 1997 at 10:00 a.m., local time, at 9830 Patuxent Woods Drive, Columbia, Maryland, for the purposes set forth in the Notice that is being sent to the stockholders of JP Foodservice.

  This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of Rykoff-Sexton, Inc., a Delaware corporation ("Rykoff-Sexton"), in connection with the solicitation of proxies by the Rykoff-Sexton Board of Directors for use at a Special Meeting of Rykoff-Sexton stockholders (including any adjournments or postponements thereof, the "Rykoff-Sexton Special Meeting") to be held on December , 1997 at 10:00 a.m., local time, at The East Mountain Inn, Wilkes-Barre, Pennsylvania, for the purposes set forth in the Notice that is being sent to the stockholders of Rykoff-Sexton.

  This Joint Proxy Statement/Prospectus also constitutes the prospectus of JP Foodservice relating to shares of its Common Stock, par value $.01 per share (the "JP Foodservice Common Shares"), and warrants evidencing the right to purchase JP Foodservice Common Shares to be issued by JP Foodservice in accordance with the terms of the Agreement and Plan of Merger, dated as of June 30, 1997, as amended as of September 3, 1997 and November 5, 1997 (the "Merger Agreement"), described in this Joint Proxy Statement/Prospectus and attached hereto as Appendix A, by and among JP Foodservice, Hudson Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of JP Foodservice ("Merger Sub"), and Rykoff-Sexton. Pursuant to the Merger Agreement, Rykoff-Sexton will be merged with and into Merger Sub (the "Merger") and each outstanding share of Common Stock, par value $.10 per share, of Rykoff-Sexton (the "Rykoff-Sexton Common Shares") will be converted into the right to receive 0.775 of a JP Foodservice Common Share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 24 FOR A DISCUSSION OF CERTAIN RISKS.

  This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of JP Foodservice and Rykoff-Sexton on or about November , 1997.

  This Joint Proxy Statement/Prospectus does not cover any resales of JP Foodservice Common Shares or warrants (or JP Foodservice Common Shares issuable upon the exercise of any warrants) to be received by Rykoff-Sexton stockholders upon consummation of the Merger, and no person is authorized to make use of this Joint Proxy Statement/Prospectus in connection with any such resale.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

      The date of this Joint Proxy Statement/Prospectus is       , 1997.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   1
FORWARD-LOOKING STATEMENTS................................................   3
SUMMARY...................................................................   4
  The Companies...........................................................   4
  Meetings of Stockholders................................................   4
  The Merger..............................................................   7
  Dividends and Market Prices of JP Foodservice and Rykoff-Sexton Common
   Shares.................................................................  17
  Rykoff-Sexton...........................................................  18
  Summary Unaudited Pro Forma Combined Consolidated Financial Data of JP
   Foodservice and Rykoff-Sexton..........................................  20
  Summary Historical Consolidated Financial Data of JP Foodservice........  21
  Summary Historical Consolidated Financial Data of Rykoff-Sexton.........  22
  Comparative Unaudited Per Share Data....................................  23
RISK FACTORS..............................................................  24
  Uncertainties in Integrating Business Operations and Achieving Cost Sav-
   ings; Possible Dilution................................................  24
  Effect of Significant Indebtedness on Results of Operations and Finan-
   cial Condition of Combined Company.....................................  24
  Offer to Purchase Rykoff-Sexton Senior Subordinated Notes...............  25
  Shares Eligible for Future Sale.........................................  25
  Potential Influence by and Relationship with ML Investors...............  26
  Factors Relating to Future Acquisitions.................................  27
  JP Foodservice Dividend Policy..........................................  27
  Fixed Exchange Ratio....................................................  27
THE JP FOODSERVICE ANNUAL MEETING.........................................  28
  Date, Time and Place of Meeting.........................................  28
  Record Date and Outstanding Shares......................................  28
  Voting of Proxies.......................................................  28
  Vote Required...........................................................  28
  Quorum; Broker Non-Votes................................................  29
  Solicitation of Proxies and Expenses....................................  29
THE RYKOFF-SEXTON SPECIAL MEETING.........................................  30
  Date, Time and Place of Meeting.........................................  30
  Record Date and Outstanding Shares......................................  30
  Voting of Proxies.......................................................  30
  Vote Required...........................................................  30
  Quorum; Broker Non-Votes................................................  30
  Solicitation of Proxies and Expenses....................................  31
THE MERGER................................................................  32
  General.................................................................  32
  Background of the Merger................................................  32
  Recommendation of the JP Foodservice Board of Directors; Reasons for the
   Merger.................................................................  43
  Recommendation of the Rykoff-Sexton Board of Directors; Reasons for the
   Merger.................................................................  46
  Potential Cost Savings and Operating Synergies..........................  48
  Opinions of Financial Advisors to JP Foodservice........................  49
  Opinions of Financial Advisors to Rykoff-Sexton.........................  53
  Interests of Certain Persons in the Merger..............................  62
  Certain Federal Income Tax Consequences.................................  65
  Restrictions on Resale of JP Foodservice Common Shares by Affiliates....  67
  Amendments to Rights Plans..............................................  68

                                                                          PAGE
                                                                          ----
  Clearance Under Federal Antitrust Laws.................................  68
  Accounting Treatment...................................................  68
  Listing of JP Foodservice Common Shares on the NYSE....................  69
  Absence of Dissenters' Rights..........................................  69
  Exchange of Certificates...............................................  70
THE MERGER AGREEMENT.....................................................  70
  General................................................................  71
  Effective Time.........................................................  71
  Representations and Warranties.........................................  71
  Business of Rykoff-Sexton Pending the Merger...........................  72
  Business of JP Foodservice Pending the Merger..........................  74
  No Solicitation........................................................  75
  Certain Other Covenants................................................  75
  Conditions; Waivers....................................................  77
  Amendment; Termination.................................................  79
  Termination Fees.......................................................  80
  Expenses...............................................................  81
OTHER AGREEMENTS.........................................................  82
  Support Agreement......................................................  82
  Stock Option Agreements................................................  83
  Standstill Agreement...................................................  86
  Registration Rights Agreement..........................................  91
UNAUDITED PRO FORMA COMBINING CONSOLIDATED FINANCIAL STATEMENTS FOR THE
 MERGER..................................................................  93
DESCRIPTION OF PROPOSED NEW FINANCING ARRANGEMENTS....................... 101
  New Credit Facility.................................................... 101
  Receivables Securitization............................................. 103
OWNERSHIP OF JP FOODSERVICE COMMON SHARES................................ 104
MANAGEMENT OF JP FOODSERVICE AFTER THE MERGER............................ 107
  Directors.............................................................. 107
  Executive Officers..................................................... 110
  JP Foodservice Executive Compensation.................................. 112
  Rykoff-Sexton Executive Compensation................................... 119
JP FOODSERVICE ANNUAL MEETING PROPOSALS.................................. 126
  JP Foodservice Director Election Proposal.............................. 127
  JP Foodservice Charter Amendment Proposal.............................. 129
  JP Foodservice Stock Incentive Plan Amendment Proposal................. 130
  Terms and Conditions of Option......................................... 134
  Federal Income Tax Consequences........................................ 137
  JP Foodservice Director Plan Amendment Proposal........................ 138
  Independent Accountants................................................ 143
  Section 16(a) Beneficial Ownership Reporting Compliance................ 144
  Stockholder Proposals for 1998 JP Foodservice Annual Meeting........... 144
DESCRIPTION OF JP FOODSERVICE............................................ 145
DESCRIPTION OF RYKOFF-SEXTON............................................. 146
DESCRIPTION OF JP FOODSERVICE CAPITAL STOCK.............................. 147
  General................................................................ 147
  Common Shares, Rights and Series A Preferred Stock..................... 147
  Preferred Stock........................................................ 150
WARRANTS................................................................. 151
DESCRIPTION OF RYKOFF-SEXTON CAPITAL STOCK............................... 152

                                                                          PAGE
                                                                          ----
  General................................................................ 152
  Common Shares, Rights and Series A Preferred Stock..................... 152
  Preferred Stock........................................................ 155
COMPARATIVE RIGHTS OF JP FOODSERVICE STOCKHOLDERS AND RYKOFF-SEXTON
 STOCKHOLDERS............................................................ 156
  Authorized Shares of Capital Stock; Dividend Rights.................... 156
  Voting Rights.......................................................... 157
  Supermajority Voting Requirements; Business Combinations............... 157
  Appraisal Rights....................................................... 158
  Special Meetings of Stockholders....................................... 159
  Stockholder Action Without a Meeting................................... 159
  Stockholder Proposal Procedures........................................ 159
  Stockholder Rights Plan................................................ 159
  Classified Board of Directors.......................................... 159
  Nominations of Directors............................................... 159
  Removal of Directors................................................... 159
  Vacancies in the Board of Directors.................................... 161
  Indemnification........................................................ 161
  Limitation of Personal Liability of Directors.......................... 161
  Amendment of Charter Documents......................................... 161
  Amendment of By-Laws................................................... 162
LEGAL MATTERS............................................................ 162
EXPERTS.................................................................. 162
STOCKHOLDER PROPOSALS.................................................... 162
OTHER MATTERS............................................................ 163

                             AVAILABLE INFORMATION

  JP Foodservice and Rykoff-Sexton are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information filed by JP Foodservice and Rykoff-Sexton can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Citicorp Center, 500 West Madison, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents also may be obtained, at prescribed rates, from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants such as JP Foodservice and Rykoff-Sexton that file electronically with the SEC. This Joint Proxy Statement/Prospectus was filed electronically with the SEC. In addition, material filed by JP Foodservice and Rykoff-Sexton can be inspected at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the JP Foodservice Common Shares and the Rykoff-Sexton Common Shares are listed.

  JP Foodservice has filed with the SEC a registration statement on Form S-4 (herein, together with any amendments, supplements and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the JP Foodservice Common Shares and the warrants to be issued in connection with the transactions contemplated by the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are necessarily summaries of such documents, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  This Joint Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. JP Foodservice or Rykoff-Sexton, as applicable, will provide without charge to each person to whom this Joint Proxy Statement/Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Joint Proxy Statement/Prospectus incorporates). Oral or written requests for JP Foodservice documents should be directed to JP Foodservice, Inc., 9830 Patuxent Woods Drive, Columbia, Maryland 21046, telephone number (410) 312-7100, attention: David M. Abramson, Senior Vice President and General Counsel. Oral or written requests for Rykoff-Sexton documents should be directed to Rykoff-Sexton, Inc., 613 Baltimore Drive, East Mountain Corporate Center, Wilkes-Barre, Pennsylvania 18702, telephone number (717) 831-7500, attention: Richard J. Martin, Executive Vice President and Chief Financial Officer. To ensure timely
delivery of the documents, any request should be made by       , 1997.

  The following documents or portions of documents filed by JP Foodservice with the SEC pursuant to the Exchange Act are incorporated herein by reference:

    1. JP Foodservice's Annual Report on Form 10-K for the fiscal year ended June 28, 1997, as amended by Form 10-K/A-1 filed October 24, 1997 (the "JP Foodservice Annual Report on Form 10-K");

    2. JP Foodservice's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 1997;

    3. JP Foodservice's Current Reports on Form 8-K dated June 30, 1997, September 3, 1997 and November 5, 1997;

    4. the description of the JP Foodservice Common Shares which is contained in JP Foodservice's Registration Statement on Form 8-A filed pursuant to the Exchange Act on December 19, 1996, including any amendments or reports filed for the purpose of updating such description; and

    5. the description of the preferred share purchase rights attached to the JP Foodservice Common Shares which is contained in JP Foodservice's Registration Statement on Form 8-A filed pursuant to the Exchange Act on December 19, 1996, including any amendments or reports filed for the purpose of updating such description.

  All documents filed by JP Foodservice pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the JP Foodservice Annual Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

  The following documents previously filed by Rykoff-Sexton with the SEC pursuant to the Exchange Act are incorporated herein by reference:

    1. Rykoff-Sexton's Annual Report on Form 10-K for the year ended June 28, 1997 (the "Rykoff-Sexton Annual Report on Form 10-K");

    2. Rykoff-Sexton's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 1997; and

    3. Rykoff-Sexton's Current Reports on Form 8-K dated June 30, 1997, September 3, 1997 and November 5, 1997 .

  All documents filed by Rykoff-Sexton pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Rykoff-Sexton Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

  Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated by reference herein) modifies or supersedes such statement. Statements herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Joint Proxy Statement/Prospectus except as so modified or superseded. All information appearing in this Joint Proxy Statement/Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

  No person is authorized to give any information or to make any representations with respect to the matters described in this Joint Proxy Statement/Prospectus other than those contained herein or in the documents incorporated by reference herein. Any information or representations with respect to such matters not contained herein or therein must not be relied upon as having been authorized by JP Foodservice or Rykoff-Sexton. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of JP Foodservice or Rykoff-Sexton since the date hereof or that the information in this Joint Proxy Statement/Prospectus or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof. All information regarding JP Foodservice and Merger Sub, and all pro forma financial information, in this Joint Proxy Statement/Prospectus has been supplied by JP Foodservice, and all information regarding Rykoff-Sexton herein has been supplied by Rykoff-Sexton.

                          FORWARD-LOOKING STATEMENTS

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS REGARDING JP FOODSERVICE, RYKOFF-SEXTON OR THE COMBINED COMPANY'S EXPECTED FUTURE FINANCIAL POSITION, BUSINESS STRATEGY, COST SAVINGS AND OPERATING SYNERGIES, PROJECTED COSTS AND PLANS, AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH JP FOODSERVICE AND RYKOFF-SEXTON BELIEVE THEIR RESPECTIVE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS HEREIN INCLUDE, AMONG OTHERS, THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS," GENERAL ECONOMIC AND BUSINESS AND MARKET CONDITIONS, CHANGES IN FEDERAL LAWS, DIFFICULTIES IN ACHIEVING EXPECTED COST SAVINGS AND OPERATING SYNERGIES FROM THE MERGER, INCREASED COMPETITIVE PRESSURE IN THE COMBINED COMPANY'S INDUSTRY, COSTS OR DIFFICULTIES RELATING TO THE INTEGRATION OF THE BUSINESSES OF JP FOODSERVICE AND RYKOFF-SEXTON, AND THE ABILITY OF JP FOODSERVICE AND RYKOFF-SEXTON TO ACHIEVE THE GOALS DESCRIBED UNDER THE CAPTION "THE MERGER."

                                    SUMMARY

  The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus and the Appendices hereto. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, the Appendices and the documents incorporated herein by reference. References to Rykoff-Sexton after the Effective Time (as defined herein) refer to Merger Sub, which will be the surviving corporation in the Merger and will be renamed Rykoff-Sexton, Inc. as of the Effective Time. Unless otherwise indicated or the context otherwise requires, references to the number of JP Foodservice Common Shares to be issued in connection with the Merger (i) are based upon the number of Rykoff-Sexton Common Shares and Performance Share Awards (as defined herein) outstanding as of September 27, 1997 and other Rykoff-Sexton Common Shares issuable as of the Effective Time and (ii) assume no JP Foodservice Common Shares have been issued pursuant to the exercise of any Assumed Options or Assumed Warrants (as defined herein). Stockholders of JP Foodservice and Rykoff-Sexton are urged to read this Joint Proxy Statement/Prospectus and the Appendices hereto in their entirety.

THE COMPANIES

  JP Foodservice. JP Foodservice is a leading broadline distributor of food and related products to restaurants and other institutional foodservice establishments in the Mid-Atlantic, Midwestern and Northeastern regions of the United States and in Las Vegas, Nevada. JP Foodservice ranks as the nation's fifth largest broadline distributor based on pro forma 1996 calendar year net sales, including the results of foodservice distribution businesses acquired by it in fiscal 1997. JP Foodservice markets and distributes from its 15 full-service distribution centers over 30,000 national, private and signature brand items to over 34,000 foodservice customers, including restaurants, hotels, healthcare facilities, cafeterias and schools. This diverse customer base encompasses both independent (or "street") and multi-unit (or "chain") businesses. JP Foodservice's comprehensive product line provides its customers with a single source to satisfy substantially all of their foodservice needs. The principal executive offices of JP Foodservice are located at 9830 Patuxent Woods Drive, Columbia, Maryland 21046, and JP Foodservice's telephone number is
(410) 312-7100. See "Description of JP Foodservice."

  Rykoff-Sexton. Rykoff-Sexton is a leading distributor and manufacturer of high-quality food and related non-food products for the foodservice industry throughout the United States. Rykoff-Sexton distributes its product line of more than 40,000 items to over 100,000 foodservice customers, including restaurants, industrial cafeterias, healthcare facilities, schools and colleges, supermarket service delicatessen departments, lodging establishments and other segments of the travel and leisure markets. It also offers equipment and supplies and design and engineering services for all types of foodservice operations. Established in 1911, Rykoff-Sexton has grown from a regional distributor to its present position as the third largest broadline foodservice distributor in the nation. The principal executive offices of Rykoff-Sexton are located at 613 Baltimore Drive, East Mountain Corporate Center, Wilkes-Barre, Pennsylvania 18702, and Rykoff-Sexton's principal telephone number is
(717) 831-7500. See "Description of Rykoff-Sexton."

  Merger Sub. Merger Sub, a wholly-owned subsidiary of JP Foodservice, was formed by JP Foodservice solely for the purpose of effecting the Merger. The mailing address of Merger Sub's executive offices is c/o JP Foodservice, Inc., 9830 Patuxent Woods Drive, Columbia, Maryland 21046, and Merger Sub's telephone number is (410) 312-7100.

MEETINGS OF STOCKHOLDERS

 Date, Time and Place

  JP Foodservice Annual Meeting. The JP Foodservice Annual Meeting will be held on December , 1997 at 10:00 a.m., local time, at 9830 Patuxent Woods Drive, Columbia, Maryland.

  Rykoff-Sexton Special Meeting. The Rykoff-Sexton Special Meeting will be held on December , 1997 at 10:00 a.m., local time, at The East Mountain Inn, Wilkes-Barre, Pennsylvania.

 Matters to be Considered at Meetings

  JP Foodservice Annual Meeting. At the JP Foodservice Annual Meeting, stockholders of record of JP Foodservice as of the close of business on the JP Foodservice Record Date (as defined herein) will be asked to take the following actions:

    (i) consider and vote upon a proposal to approve the issuance of JP Foodservice Common Shares in connection with the Merger (the "JP Foodservice Merger Proposal");

    (ii) consider and vote upon a proposal to elect three directors of JP Foodservice for terms expiring at the JP Foodservice Annual Meeting of Stockholders in the year 2000 (the "JP Foodservice Director Election Proposal");

    (iii) consider and vote upon a proposal to amend JP Foodservice's Restated Certificate of Incorporation (the "JP Foodservice Charter Amendment") to increase the number of authorized JP Foodservice Common Shares from 75,000,000 shares to 150,000,000 shares (the "JP Foodservice Charter Amendment Proposal");

    (iv) consider and vote upon a proposal to (a) amend the 1994 JP Foodservice, Inc. Stock Incentive Plan (the "Stock Incentive Plan") to increase the number of JP Foodservice Common Shares authorized for issuance under the Stock Incentive Plan from 1,532,404 shares to 2,600,000 shares and (b) amend the Stock Incentive Plan for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations thereunder (collectively, the "JP Foodservice Stock Incentive Plan Amendment") (the "JP Foodservice Stock Incentive Plan Amendment Proposal");

    (v) consider and vote upon a proposal to amend the JP Foodservice, Inc. Stock Option Plan for Outside Directors (the "Director Plan") to (a) increase the number of JP Foodservice Common Shares authorized for issuance under the Director Plan from 100,000 shares to 200,000 shares, (b) increase the number of JP Foodservice Common Shares subject to annual option grants under the Director Plan from 1,000 shares to 2,000 shares and (c) modify the eligibility requirements for awards under the Director Plan (the "JP Foodservice Director Plan Amendment Proposal"); and

    (vi) transact such other business as may properly come before the JP Foodservice Annual Meeting or any one or more adjournments or postponements thereof.

  Approval of the JP Foodservice Merger Proposal is not conditioned upon approval of any of the other proposals. If approved by the JP Foodservice stockholders at the JP Foodservice Annual Meeting, the JP Foodservice Charter Amendment and the JP Foodservice Stock Incentive Plan Amendment will become effective only upon consummation of the Merger. See "JP Foodservice Annual Meeting Proposals."

  JP Foodservice stockholders must approve the issuance of the JP Foodservice Common Shares in connection with the Merger in order to comply with requirements of the NYSE, on which the JP Foodservice Common Shares are listed. Stockholder approval is required if a company whose common stock is listed on the NYSE issues common stock in a transaction such as the Merger in an amount equal to or greater than 20% of the number of shares of such company's common stock outstanding prior to such issuance.

  Rykoff-Sexton Special Meeting. At the Rykoff-Sexton Special Meeting, stockholders of record of Rykoff-Sexton as of the close of business on the Rykoff-Sexton Record Date (as defined herein) will be asked to (i) consider and vote upon the adoption of the Merger Agreement (the "Rykoff-Sexton Proposal") and (ii) transact such other matters as may arise relating to the conduct of the Rykoff-Sexton Special Meeting.

 Record Dates; Outstanding Shares

  JP Foodservice Annual Meeting. Holders of record of JP Foodservice Common Shares at the close of business on November 10, 1997 (the "JP Foodservice Record Date") are entitled to notice of and to vote at the JP Foodservice Annual Meeting. At the close of business on the JP Foodservice Record Date,
there were     JP Foodservice Common Shares outstanding, each of which will be entitled to one vote on each matter to be acted upon at the JP Foodservice Annual Meeting.

  Rykoff-Sexton Special Meeting. Holders of record of Rykoff-Sexton Common Shares at the close of business on November 10, 1997 (the "Rykoff-Sexton Record Date") are entitled to notice of and to vote at the Rykoff-Sexton Special Meeting. At the close of business on the Rykoff-Sexton Record Date, there were
    Rykoff-Sexton Common Shares issued and outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Rykoff-Sexton Special Meeting.

 Quorum

  The required quorum for the transaction of business at the JP Foodservice Annual Meeting is a majority of the issued and outstanding JP Foodservice Common Shares on the JP Foodservice Record Date. The required quorum for the transaction of business at the Rykoff-Sexton Special Meeting is a majority of the issued and outstanding Rykoff-Sexton Common Shares on the Rykoff-Sexton Record Date. Abstentions and broker non-votes each will be counted for purposes of determining the presence of a quorum.

 Vote Required

  JP Foodservice Annual Meeting. The JP Foodservice Merger Proposal, the JP Foodservice Stock Incentive Plan Amendment Proposal and the JP Foodservice Director Plan Amendment Proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the JP Foodservice Common Shares present or represented at the JP Foodservice Annual Meeting and entitled to vote, assuming a quorum is present. The JP Foodservice Charter Amendment Proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the JP Foodservice Common Shares outstanding on the JP Foodservice Record Date. The election to the JP Foodservice Board of Directors of each of the nominees specified in the JP Foodservice Director Election Proposal will require the affirmative vote of a plurality of the votes cast at the JP Foodservice Annual Meeting. Abstentions will have the same effect as votes against the JP Foodservice Merger Proposal, the JP Foodservice Charter Amendment Proposal, the JP Foodservice Stock Incentive Plan Amendment Proposal and the JP Foodservice Director Plan Amendment Proposal. Broker non-votes on the JP Foodservice Charter Amendment Proposal will have the same effect as a vote against the JP Foodservice Charter Amendment Proposal.

  On the JP Foodservice Record Date, directors and executive officers of JP Foodservice, together with their affiliates as a group, beneficially owned approximately % of the issued and outstanding JP Foodservice Common Shares. It is currently expected that each director and executive officer of JP Foodservice will vote the JP Foodservice Common Shares beneficially owned by such director or executive officer for approval of the JP Foodservice Merger Proposal and the other proposals submitted to stockholders at the JP Foodservice Annual Meeting. See "Ownership of JP Foodservice Common Shares."

  Rykoff-Sexton Special Meeting. The Rykoff-Sexton Proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the Rykoff-Sexton Common Shares outstanding on the Rykoff-Sexton Record Date. Abstentions and broker non-votes will have the same effect as votes against the Rykoff-Sexton Proposal. On the Rykoff-Sexton Record Date, directors and executive officers of Rykoff-Sexton, together with their affiliates (other than the ML Entities (as defined herein) and their designees on the Rykoff-Sexton Board Directors), as a group beneficially owned approximately % of the issued and outstanding Rykoff-Sexton Common Shares. It is currently expected that each director and executive officer of Rykoff-Sexton will vote the Rykoff-Sexton Common Shares beneficially owned by such director or executive officer for approval of the Rykoff-Sexton Proposal. The ML Investors (as defined herein), who hold in the aggregate approximately 36% of the Rykoff-Sexton Common Shares outstanding as of the Rykoff-Sexton Record Date, have agreed to vote the Rykoff-Sexton Common Shares beneficially owned by them for approval of the Rykoff-Sexton Proposal. See "Other Agreements--Support Agreement." The ML Investors are entities affiliated with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), an international investment banking and advisory firm. See

"The Merger--Interests of Certain Persons in the Merger." The ML Entities consist of the ML Investors and Merrill Lynch Capital Partners, Inc. ("MLCP"), the general partner of certain of the ML Investors. See "Other Agreements-Standstill Agreement--ML Entities."

THE MERGER

 Effect of the Merger

  Pursuant to the terms of the Merger Agreement, Rykoff-Sexton will be merged with and into Merger Sub, a wholly-owned subsidiary of JP Foodservice, at the Effective Time. Merger Sub will be the surviving corporation ("the Surviving Corporation") in the Merger, will be renamed Rykoff-Sexton, Inc. as of the Effective Time and will continue to be a wholly-owned subsidiary of JP Foodservice.

 Conversion of Rykoff-Sexton Common Shares

  The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time, each issued and outstanding Rykoff-Sexton Common Share (other than such shares, if any, owned by JP Foodservice, Merger Sub or Rykoff-Sexton, which will be canceled) will be converted into the right to receive 0.775 (the "Exchange Ratio") of a JP Foodservice Common Share. The Exchange Ratio is fixed pursuant to the Merger Agreement and will not be subject to increase or decrease based on changes in the market values of the JP Foodservice Common Shares or the Rykoff-Sexton Common Shares. If, prior to the Effective Time, the outstanding Rykoff-Sexton Common Shares or JP Foodservice Common Shares are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon with a record date within such period, the Exchange Ratio will be adjusted accordingly to provide the holders of Rykoff-Sexton Common Shares with the same economic effect as contemplated by the Merger Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend. No fractional JP Foodservice Common Shares will be issued in connection with the Merger. In lieu of such fractional shares, a holder of Rykoff-Sexton Common Shares will receive an amount in cash equal to the fractional portion of a JP Foodservice Common Share such holder would have received based on the Exchange Ratio multiplied by the average closing price of a JP Foodservice Common Share over the ten trading days ending on the fifth day preceding consummation of the Merger.

  In connection with the Merger, the holders of Rykoff-Sexton Common Shares immediately before the Merger will receive an aggregate of 22,502,275 JP Foodservice Common Shares, which is expected to represent approximately 50% of the outstanding JP Foodservice Common Shares immediately after the Merger. The ML Investors will receive an aggregate of 7,808,903 JP Foodservice Common Shares, which is expected to represent approximately 17% of the outstanding JP Foodservice Common Shares immediately after the Merger. See "Description of the Merger Agreement--General--Conversion of Rykoff-Sexton Common Shares."

 Assumption of Stock Options and Warrants

  As of September 27, 1997, Rykoff-Sexton had outstanding options (the "Options") to purchase 2,004,918 Rykoff-Sexton Common Shares under certain director and employee stock plans (the "Rykoff-Sexton Stock Plans") and outstanding warrants (the "Warrants") to purchase 336,637 Rykoff-Sexton Common Shares. The Merger Agreement provides that, at the Effective Time, each Option which is outstanding immediately prior to the Effective Time (collectively, the "Assumed Options") and each Warrant which is outstanding immediately prior to the Effective Time (collectively, the "Assumed Warrants") will be assumed by JP Foodservice. Each Assumed Option and each Assumed Warrant will be converted into an option or warrant, as the case may be, to purchase, on the same terms and conditions as were applicable to such Options (subject to adjustment of the applicable exercise prices thereunder based on the Exchange Ratio) and Warrants, an adjusted number of JP Foodservice Common Shares based on the Exchange Ratio. Subject to the foregoing, there is no limitation on the number of JP Foodservice Common Shares that may be issued in connection with the
Assumed Options an     d the Assumed Warrants. Based on the outstanding Options
and the Warrants described above, 1,814,705

JP Foodservice Common Shares will be reserved for issuance upon the exercise of the Assumed Options and the Assumed Warrants. See "The Merger Agreement-- General--Assumption of Options and Warrants" and "Warrants."

 Recommendations of the Boards of Directors

  JP Foodservice Board of Directors. The JP Foodservice Board of Directors, by a unanimous vote of those directors present, has determined that the Merger is in the best interests of JP Foodservice and its stockholders, approved the Merger Agreement and the Merger and the issuance of the JP Foodservice Common Shares in connection with the Merger and recommended that the stockholders of JP Foodservice vote "for" approval of the issuance of the JP Foodservice Common Shares in connection with the Merger. In making this recommendation, the JP Foodservice Board of Directors carefully considered the factors discussed under "The Merger--Background of the Merger," "--Recommendation of the JP Foodservice Board of Directors; Reasons for the Merger" and "--Opinions of Financial Advisors to JP Foodservice."

  Rykoff-Sexton Board of Directors. The Rykoff-Sexton Board of Directors has unanimously determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of Rykoff-Sexton, has unanimously approved the Merger Agreement and recommended that the stockholders of Rykoff-Sexton vote "for" adoption of the Merger Agreement. In making this recommendation, the Rykoff-Sexton Board of Directors carefully considered the factors discussed under "The Merger-- Background of the Merger," "--Recommendation of the Rykoff-Sexton Board of Directors; Reasons for the Merger" and "--Opinions of Financial Advisors to Rykoff-Sexton."

 Opinions of Financial Advisors

  Opinions of Financial Advisors to JP Foodservice. JP Foodservice retained Goldman, Sachs & Co. ("Goldman Sachs") and Smith Barney Inc. ("Smith Barney") to act as financial advisors to JP Foodservice in connection with the proposed Merger. Goldman Sachs and Smith Barney have each delivered to the Board of Directors of JP Foodservice a written opinion dated November 5, 1997 to the effect that, as of such date and based upon and subject to certain matters stated therein and such other matters as Goldman Sachs and Smith Barney considered relevant, the Exchange Ratio was fair from a financial point of view to JP Foodservice. The full texts of the written opinions of Goldman Sachs and Smith Barney dated November 5, 1997, which set forth the assumptions made, matters considered and limitations on the review undertaken, are attached as Appendix B and Appendix C, respectively, to this Joint Proxy Statement/Prospectus and should be read carefully in their entirety. The opinions of Goldman Sachs and Smith Barney are directed to the Board of Directors of JP Foodservice and relate only to the fairness of the Exchange Ratio from a financial point of view to JP Foodservice, do not address any other aspect of the Merger or related transactions and do not constitute a recommendation to any stockholder as to how such stockholder should vote at the JP Foodservice Annual Meeting. See "The Merger--Opinions of Financial Advisors to JP Foodservice."

  Opinions of Financial Advisors to Rykoff-Sexton. In deciding to approve the Merger, the Rykoff-Sexton Board of Directors considered, among other things, separate, but substantially identical, opinions of its financial advisors, Merrill Lynch and Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), as to the fairness of the Exchange Ratio from a financial point of view to the stockholders of Rykoff-Sexton (other than JP Foodservice and its affiliates). The opinion of Merrill Lynch (the "Merrill Lynch Opinion") and the opinion of Wasserstein Perella (the "Wasserstein Perella Opinion" and together with the Merrill Lynch Opinion, the "Rykoff-Sexton Fairness Opinions") are attached as Appendix D and Appendix E, respectively, to this Joint Proxy Statement/Prospectus. Rykoff-Sexton stockholders are encouraged to read these opinions in their entirety as they contain the assumptions made, the procedures followed, the other matters considered and the limits of the review conducted by each of Merrill Lynch and Wasserstein Perella in arriving at their respective opinions. See "The Merger--Opinions of Financial Advisors to Rykoff-Sexton" and "--Interests of Certain Persons in the Merger."

 Interests of Certain Persons in the Merger; Management and Operations of JP Foodservice After the Merger

  Certain members of the Boards of Directors and management of JP Foodservice and Rykoff-Sexton and certain holders of Rykoff-Sexton Common Shares have certain interests in the Merger (described below and under the captions "The Merger--Interests of Certain Persons in the Merger," "--Opinions of Financial Advisors to Rykoff-Sexton" and "Management of JP Foodservice After the Merger") that are different from, or in addition to, the interests generally of stockholders of JP Foodservice or Rykoff-Sexton, as applicable. The JP Foodservice Board of Directors and the Rykoff-Sexton Board of Directors were each aware of these interests of their respective directors and officers and, in the case of Rykoff-Sexton, certain stockholders and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Employment, Change in Control and Severance Agreements. The consummation of the Merger will constitute a "change in control" of Rykoff-Sexton under certain compensation agreements and arrangements between Rykoff-Sexton and each of Mark Van Stekelenburg, Chairman, President and Chief Executive Officer of Rykoff-Sexton, Harold E. Feather, Executive Vice President, Strategic Planning of Rykoff-Sexton, Robert J. Harter, Senior Vice President, Administration and General Counsel of Rykoff-Sexton, Richard J. Martin, Executive Vice President and Chief Financial Officer of Rykoff-Sexton, and David F. McAnally, former Senior Vice President and Chief Financial Officer of Rykoff-Sexton. As a result of such change in control provisions, Messrs. Van Stekelenburg and Harter and, if the Merger is consummated before September 2, 1998, Mr. McAnally will receive specified payments and other benefits upon consummation of the Merger. Messrs. Feather and Martin are expected to become executive officers of JP Foodservice as of the Effective Time. If their employment is terminated under certain circumstances, Messrs. Feather and Martin also could receive specified payments and other benefits upon or after consummation of the Merger. In addition, the Merger Agreement provides that JP Foodservice will enter into an employment agreement with Mr. Van Stekelenburg, pursuant to which he will become the Vice Chairman and President of JP Foodservice as of the Effective Time. See "The Merger--Interests of Certain Persons in the Merger" and "Management of JP Foodservice After the Merger--Rykoff-Sexton Executive Compensation."

  Merrill Lynch Advisory Services. Rykoff-Sexton retained Merrill Lynch to act as one of Rykoff-Sexton's financial advisors in connection with the proposed business combination with JP Foodservice. Merrill Lynch is an affiliate of the ML Investors, who beneficially owned approximately 36% of the Rykoff-Sexton Common Shares outstanding on the Rykoff-Sexton Record Date. See "The Merger-- Opinions of Financial Advisors to Rykoff-Sexton" for a discussion of amounts payable to Merrill Lynch for such financial advisory services.

  Board Designations; Directors. JP Foodservice has agreed in the Merger Agreement that, prior to the Effective Time, it will increase the size of the JP Foodservice Board of Directors from nine to 17 directors. In addition, the Merger Agreement provides that the JP Foodservice Board of Directors, immediately following the Effective Time, will consist of (i) nine individuals, including each of the incumbent members of the JP Foodservice Board of Directors (or their replacements), no fewer than five of whom will be outside directors, as selected by JP Foodservice prior to the Effective Time, (ii) seven individuals, two of whom will be individuals designated by MLCP, one of whom will be Mr. Van Stekelenburg and four of whom (James I. Maslon, Bernard Sweet, Neil I. Sell and James P. Miscoll) will be current incumbents of the Rykoff-Sexton Board of Directors who are not employees of Rykoff-Sexton or its subsidiaries or affiliated with MLCP and (iii) one additional person to be designated by the Chairman of JP Foodservice following the Merger. See "Management of JP Foodservice After the Merger--Directors."

  Combined Company Management. See "Management of JP Foodservice After the Merger" for information concerning the expected composition of the senior management of JP Foodservice after the Effective Time.

  Registration Rights Agreement. In connection with the acquisition by Rykoff-Sexton of US Foodservice Inc. ("US Foodservice") on May 17, 1996 (the "US Foodservice Acquisition"), Rykoff-Sexton entered into an agreement (the "Registration Rights Agreement"), pursuant to which the ML Investors were granted certain "demand" and "piggyback" rights, other stockholders named therein and Frank H. Bevevino, former President of Rykoff-Sexton, were granted certain "piggyback" rights, requiring Rykoff-Sexton to register under the Securities Act the transfer of all or a portion of the Rykoff-Sexton Common Shares issued to them pursuant to the US Foodservice Acquisition (the "Registrable Securities"). Such "demand" and "piggyback" rights will remain in effect until the resale of such Registrable Securities is no longer subject to restrictions under the Securities Act. Pursuant to the Support Agreement, JP Foodservice has agreed to assume Rykoff-Sexton's rights and obligations under the Registration Rights Agreement and will be required, subject to certain limitations and qualifications, to register under the Securities Act the transfer of all or a portion of the 8,943,517 JP Foodservice Common Shares that will be issued in the Merger pursuant to the Exchange Ratio in exchange for Registrable Securities to holders thereof who have rights under the Registration Rights Agreement. See "Other Agreements--Registration Rights Agreement."

  Stock Options and Other Rights. Of the 2,004,918 Options outstanding under the Rykoff-Sexton Stock Plans as of September 27, 1997, 1,209,173 were fully vested and exercisable as of that date. Of the remaining Options, 395,388 will automatically become fully vested upon stockholder approval of the Rykoff-Sexton Proposal. As of September 27, 1997, directors and executive officers of Rykoff-Sexton held 840,930 Options that are expected to be Assumed Options and that may be converted into the right to receive 651,720 JP Foodservice Common Shares at the Exchange Ratio.

  As of September 27, 1997, 150,977 Rykoff-Sexton Common Shares were issued and outstanding under the Rykoff-Sexton Stock Plans and subject to a risk of forfeiture and restrictions on transfer (the "Restricted Shares") and 349,000 Rykoff-Sexton Common Shares were subject to outstanding performance share awards (the "Performance Share Awards") granted under the Rykoff-Sexton Stock Plans. As of September 27, 1997, directors and executive officers of Rykoff-Sexton held 47,374 Restricted Shares and 346,000 Performance Share Awards. Upon stockholder approval of the Rykoff-Sexton Proposal, all Restricted Shares then outstanding will automatically become nonforfeitable and freely transferable (subject to any transfer restrictions under applicable securities laws and described under the caption "The Merger--Restrictions on Resale of JP Foodservice Common Shares by Affiliates") and all Rykoff-Sexton Common Shares subject to Performance Share Awards then outstanding will become issuable. Such Restricted Shares and all of such Rykoff-Sexton Common Shares will thereafter be converted, at the Effective Time, into the right to receive 304,864
JP Foodservice Common Shares at the Exchange Ratio.

  Indemnification; Insurance. Pursuant to the Merger Agreement, JP Foodservice has agreed to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors or officers of Rykoff-Sexton and its subsidiaries (and any of their respective predecessors, including, without limitation, US Foodservice) as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of Rykoff-Sexton or in Section
7.13 of the merger agreement governing the US Foodservice Acquisition. In addition, the Merger Agreement provides that, from and after the Effective Time, directors and officers of Rykoff-Sexton who become directors or officers of JP Foodservice will be entitled to the same indemnity rights and protections, and directors' and officers' liability insurance, as are afforded from time to time to other directors and officers of JP Foodservice. See "The Merger--Interests of Certain Persons in the Merger--Indemnification; Insurance."

 Certain Other Agreements

  Support Agreement. Under an agreement (as amended and restated as of June 30, 1997, the "Support Agreement") among JP Foodservice and the ML Investors entered into concurrently with the Merger Agreement on June 30, 1997, each ML Investor has agreed, among other things, (i) to vote its Rykoff-Sexton Common Shares for adoption of the Merger Agreement and (ii) not to engage in certain activities relating to business combinations involving JP Foodservice, Rykoff-Sexton or their respective subsidiaries other than the Merger (including, without limitation, not directly or indirectly to solicit or encourage, or engage in certain activities with respect to, any third party proposal to acquire, by way of merger, consolidation or otherwise, the business, assets or voting securities of JP Foodservice or Rykoff-Sexton or such subsidiaries). See "Other Agreements--Support Agreement." The Support Agreement was entered into by the ML Investors as an inducement to JP Foodservice to enter into the Merger Agreement.

  Stock Option Agreements. Concurrently with their execution of the Merger Agreement, JP Foodservice and Rykoff-Sexton entered into reciprocal stock option agreements (the "Stock Option Agreements") on June 30, 1997 with substantially identical terms. The Stock Option Agreements are intended to increase the likelihood that the Merger will be consummated in accordance with its terms and to compensate the holder of the option for certain expenses, losses and costs that may be incurred by it in connection with the proposed transaction if the Merger is not consummated under certain circumstances involving an acquisition or proposed acquisition by a third party of more than a specified level of voting securities or assets of the issuer of the option.

  Rykoff-Sexton has granted JP Foodservice an option (the "Rykoff-Sexton Option") to purchase up to 5,564,140 Rykoff-Sexton Common Shares, representing approximately 19.9% of the Rykoff-Sexton Common Shares outstanding as of the date of the Rykoff-Sexton Option, at an exercise price of $25.305 per Rykoff-Sexton Common Share, which is the product of (x) the closing sale price of the JP Foodservice Common Shares on the NYSE on June 27, 1997, the last trading day preceding public announcement of the execution of the Merger Agreement, and (y) the Exchange Ratio. The Rykoff-Sexton Option is exercisable by JP Foodservice upon the occurrence of certain specified events or transactions, including the acquisition of (or the initiation of a tender offer or exchange offer for) more than 20% of the outstanding Rykoff-Sexton Common Shares by a third party and the agreement by Rykoff-Sexton to engage in a business combination other than the Merger or to sell all or a material portion of its assets to a third party.

  JP Foodservice has granted Rykoff-Sexton an option (the "JP Foodservice Option") to purchase up to 4,495,149 JP Foodservice Common Shares, representing approximately 19.9% of the JP Foodservice Common Shares outstanding as of the date of the JP Foodservice Option, at an exercise price of $30.125 per JP Foodservice Common Share, which is the closing sale price of the JP Foodservice Common Shares on the NYSE on June 27, 1997, the last trading day preceding public announcement of the execution of the Merger Agreement. The JP Foodservice Option is exercisable by Rykoff-Sexton upon the occurrence of certain specified events or transactions, including the acquisition of (or the initiation of a tender offer or exchange offer for) more than 20% of the outstanding JP Foodservice Common Shares by a third party and the agreement by JP Foodservice to engage in a business combination other than the Merger or to sell all or a material portion of its assets to a third party. See "Other Agreements--Stock Option Agreements."

  Standstill Agreement. In connection with the US Foodservice Acquisition, Rykoff-Sexton and the ML Entities entered into an agreement (the "Standstill Agreement"), which imposes certain standstill, voting and transfer restrictions on the ML Entities and provides for representation on the Rykoff-Sexton Board of Directors and certain committees thereof by individuals selected by the ML Entities. From and after the Effective Time, the Standstill Agreement will be for the benefit of, and will be enforceable by, JP Foodservice to the same extent and in the same manner as the Standstill Agreement benefits is enforceable by Rykoff-Sexton prior to the Merger. See "Other Agreements-- Standstill Agreement."

  Registration Rights Agreement. Pursuant to the Support Agreement, as of the Effective Time, JP Foodservice will assume the rights and obligations of Rykoff-Sexton under the Registration Rights Agreement. See "Other Agreements-- Support Agreement" and "--Registration Rights Agreement."

 New Credit Facility

  In connection with the Merger and effective as of the Closing Date, JP Foodservice proposes to obtain funding of up to $750 million through a new revolving credit facility and a new revolver/term loan facility (collectively, the "New Credit Facility"). Pursuant to commitment letters (collectively, the "Commitment Letter") with JP Foodservice, NationsBank, N.A. ("NationsBank"), The Chase Manhattan Bank, N.A. ("Chase"), Bank of America, The First National Bank of Chicago and PNC Bank, National Association have committed to provide JP Foodservice funding of up to $750 million toward the New Credit Facility, subject to the terms and conditions of the Commitment Letter, and affiliates of NationsBank and Chase have agreed to act as co-arrangers in the syndication of the New Credit Facility to other financial institutions. Borrowings under the New Credit Facility will be used primarily to refinance indebtedness of JP Foodservice and Rykoff-Sexton outstanding under their existing senior bank credit facilities (collectively, the "Existing Bank Credit Facilities"), which totaled approximately $499 million as of September 27, 1997, to pay estimated fees and expenses of approximately $33 million incurred in connection with the Merger and to finance capital expenditures and on-going working capital needs. The availability of financing under the New Credit Facility or otherwise is not a condition to consummation of the Merger. Such financing will be subject to certain terms and conditions, which will include the negotiation, execution and delivery of definitive credit documents. There can be no assurance as to whether, or the definitive terms on which, the New Credit Facility actually will be available to JP Foodservice. See "Description of Proposed New Financing Arrangements--New Credit Facility."

 Risk Factors

  The matters set forth under the caption "Risk Factors" should be carefully considered by JP Foodservice stockholders in deciding whether to approve the issuance of JP Foodservice Common Shares in connection with the Merger and by Rykoff-Sexton stockholders in deciding whether to adopt the Merger Agreement.

 Clearance Under Federal Antitrust Laws

  The Merger is subject to the applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (collectively, the "HSR Act"), which provide that certain acquisition transactions (including the Merger) may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. JP Foodservice and Rykoff-Sexton filed the required information and material with respect to the Merger with the Antitrust Division and the FTC on July 3, 1997. The required waiting period under the HSR Act with respect to such filings expired on August 2, 1997. Merrill Lynch & Co., Inc., Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P. and Merrill Lynch Capital Appreciation Partnership No. XIII, L.P. and JP Foodservice filed the required information with the Antitrust Division and the FTC on September 8, 1997. The required waiting period under the HSR Act with respect to such filings expired on October 8, 1997. ML Offshore LBO Partnership No. B-XVIII filed the required information with the Antitrust Division and the FTC on September 10, 1997. The required waiting period under the HSR Act with respect to such filing expired on October 10, 1997. Satisfaction or termination of the waiting period requirement with respect to any such filing does not preclude the Antitrust Division, the FTC or any other party either before or after the Effective Time from challenging or seeking to delay or enjoin the Merger on antitrust or other grounds. There can be no assurance that such a challenge will not be made or, if made, would not succeed.

 Effective Time of the Merger

  The Merger will be consummated and become effective at the time (the "Effective Time") of the filing of the certificate of merger pursuant to the DGCL with the Secretary of State of the State of Delaware (or at such later date and time as JP Foodservice and Rykoff-Sexton may specify in such certificate), which will be as soon as practicable on the closing date of the transactions contemplated by the Merger Agreement (the "Closing Date"). See "The Merger Agreement--Effective Time."

 Exchange of Certificates in the Merger

  As soon as reasonably practicable after the Effective Time, Chase Mellon Shareholder Services, L.L.C. (the "Exchange Agent") will mail a transmittal letter and instructions to each holder of record (other than JP Foodservice, Merger Sub or Rykoff-Sexton) of certificates which immediately prior to the Effective Time represented outstanding Rykoff-Sexton Common Shares. Such transmittal letter and instructions are to be used in forwarding such certificates for surrender and exchange for (i) certificates representing that number of whole JP Foodservice Common Shares that such holder has the right to receive pursuant to the Merger Agreement and (ii) cash for any fractional JP Foodservice Common Shares to which such holder otherwise would be entitled (the "Merger Consideration"). RYKOFF-SEXTON STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL SUCH TRANSMITTAL FORM AND INSTRUCTIONS ARE RECEIVED. Following the Effective Time, holders of certificates formerly representing Rykoff-Sexton Common Shares will not be entitled to receive dividends, if any, or any other distributions from JP Foodservice until such certificates are so surrendered, and in any event will not be entitled to receive interest on such dividends or other distributions. Upon consummation of the Merger, the Rykoff-Sexton Common Shares will cease to be traded on the NYSE, and there will be no further market for the Rykoff-Sexton Common Shares. See "The Merger--Exchange of Certificates."

 Listing of JP Foodservice Common Shares on the NYSE

  It is a condition to each party's obligation to consummate the Merger that the JP Foodservice Common Shares to be issued in connection with the Merger (including shares issuable upon exercise of the Assumed Options and Assumed Warrants) be approved for listing on the NYSE, subject only to official notice of issuance. JP Foodservice has agreed to use its best efforts to cause such shares to be so approved for listing, subject only to official notice of issuance, prior to the Effective Time.

 Business of Rykoff-Sexton and JP Foodservice Pending the Merger

  Each of Rykoff-Sexton and JP Foodservice has agreed that, prior to the Effective Time or earlier termination of the Merger Agreement, it and its subsidiaries will each conduct its operations according to its ordinary course of business consistent with past practice, with certain exceptions permitted by the Merger Agreement. In addition, unless the other party agrees in writing or except as otherwise permitted pursuant to the Merger Agreement or as previously disclosed to the other party, none of Rykoff-Sexton, JP Foodservice or any of their respective subsidiaries is permitted to engage prior to the Effective Time in any of a number of actions specified in the Merger Agreement. See "The Merger Agreement--Business of Rykoff-Sexton Pending the Merger" and "--Business of JP Foodservice Pending the Merger."

 Conditions of the Merger; Termination

  The consummation of the Merger is conditioned upon the fulfillment or waiver (where permissible) of certain conditions set forth in the Merger Agreement. Such conditions include the following: approval of the JP Foodservice Merger Proposal and the Rykoff-Sexton Proposal by JP Foodservice and Rykoff-Sexton stockholders, respectively; termination or expiration of any applicable waiting period under the HSR Act; procurement of all required consents and approvals of, and completion of all notices to and filings with, governmental entities, except where the failure to do so would not have a material adverse effect on JP Foodservice, Rykoff-Sexton or the Surviving Corporation; absence of action by a court or other governmental entity preventing consummation of the Merger or which is reasonably likely to have a material adverse effect on

JP Foodservice or Rykoff-Sexton; approval of NYSE listing of the JP Foodservice Common Shares to be issued in connection with the Merger; delivery of legal opinions of counsel to JP Foodservice and Rykoff-Sexton as to certain federal income tax consequences of the Merger and letters of the independent accountants of JP Foodservice and Rykoff-Sexton as to pooling of interests accounting relative to Rykoff-Sexton and the Merger. Other conditions include the accuracy of representations and warranties by JP Foodservice and Rykoff-Sexton contained in, and as of the dates specified in, the Merger Agreement, except where the failure to be accurate does not have, and is not likely to have, a material adverse effect on the party making such representations and warranties; performance by JP Foodservice and Rykoff-Sexton in all material respects (except as specified in the Merger Agreement) of their obligations under the Merger Agreement; and absence of exercise or distribution of rights under the JP Foodservice Rights Agreement (as defined herein) or the Rykoff-Sexton Rights Agreement (as defined herein).

  The Merger Agreement may be terminated (i) by mutual consent of JP Foodservice and Rykoff-Sexton, (ii) by either JP Foodservice or Rykoff-Sexton if the Merger has not been consummated by April 1, 1998 and (iii) under certain other circumstances. See "The Merger Agreement--Amendment; Termination."

 Termination Fees

  JP Foodservice and Rykoff-Sexton each have agreed to pay the other a termination fee of $30 million (a "Termination Fee") in substantially identical circumstances that result in the termination of the Merger Agreement and abandonment of the Merger.

  Each company has agreed to pay the other company (the "Terminating Party") a Termination Fee in the event that: (i) the Terminating Party terminates the Merger Agreement and abandons the Merger as a result of a willful breach or failure by the other company to perform in any material respect (except as specified in the Merger Agreement) any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure (x) in the case of a breach of any representation or warranty, has or is likely to have, individually or in the aggregate, a material adverse effect on the other company, and (y) is incapable of being cured or is not cured within 45 days of written notice; (ii) the Terminating Party terminates the Merger Agreement and abandons the Merger because the Board of Directors of the other company shall have (A) failed to make its recommendation to stockholders in favor of the JP Foodservice Merger Proposal (in the case of JP Foodservice) or the Rykoff-Sexton Proposal (in the case of Rykoff-Sexton), (B) withdrawn such recommendation or (C) modified or changed such recommendation in a manner adverse to the interests of the Terminating Party; or (iii) either company terminates the Merger Agreement and abandons the Merger as a result of the failure of the other company's stockholders to approve the applicable proposal if at the time of such failure any event has occurred that would give the Terminating Party the right to exercise the Rykoff-Sexton Option (in the case of JP Foodservice) or the JP Foodservice Option (in the case of Rykoff-Sexton), including an acquisition or proposed acquisition by a third party of 20% or more of the outstanding Common Shares of the other party or a material portion of the assets of the other party.

  If JP Foodservice exercises the Rykoff-Sexton Option or Rykoff-Sexton exercises the JP Foodservice Option, any Termination Fee payable by JP Foodservice or Rykoff-Sexton, as applicable, pursuant to the Merger Agreement will be reduced by the amount of any profit realized by JP Foodservice or Rykoff-Sexton, as the case may be, upon the sale or other disposition by such company of any shares acquired by it pursuant to exercise of the applicable Option. A Termination Fee payment by JP Foodservice or Rykoff-Sexton will reduce the amount of any cash payment required to be made by such company in cancellation of the Option granted by it under the circumstances specified in the applicable Stock Option Agreement. See "The Merger Agreement--Termination Fees" and "Other Agreements--Stock Option Agreements."

 Expenses

  Each of JP Foodservice and Rykoff-Sexton will bear its own expenses incurred in connection with the transactions contemplated by the Merger Agreement, except with respect to the Termination Fee payable by each party and except that each party will pay one-half of (i) the costs of registering the JP Foodservice Common Shares issuable pursuant to the Merger Agreement and of printing and mailing this Joint Proxy Statement/Prospectus and
(ii) the costs of all filings under the HSR Act related to the Merger. See "The Merger Agreement--Expenses."

 Absence of Dissenters' Rights

  Both JP Foodservice and Rykoff-Sexton are incorporated under the laws of the State of Delaware, and, accordingly, are governed by the provisions of the DGCL. Pursuant to Section 262(b)(1) of the DGCL, the stockholders of Rykoff-Sexton are not entitled to appraisal rights in connection with the Merger because Rykoff-Sexton Common Shares are listed on the NYSE and such stockholders will receive as consideration in the Merger only shares of JP Foodservice Common Shares, which shares will be listed on the NYSE upon the closing of the Merger, and cash in lieu of fractional shares. In addition, JP Foodservice stockholders are not entitled to appraisal rights under Section 262 of the DGCL because, even though approval of such stockholders is required for the issuance of JP Foodservice Common Shares in connection with the Merger pursuant to the requirements of the NYSE, JP Foodservice is not a constituent corporation in the Merger.

 Resale of JP Foodservice Common Shares

  The issuance of the JP Foodservice Common Shares to Rykoff-Sexton stockholders in connection with the Merger has been registered under the Securities Act. Such shares may be traded freely and without restriction by those Rykoff-Sexton stockholders who are not deemed to be "affiliates" of Rykoff-Sexton within the meaning of the Securities Act. Any subsequent transfer of JP Foodservice Common Shares issued in the Merger by any person who is an affiliate of Rykoff-Sexton at the time adoption of the Merger Agreement is submitted for stockholder approval at the Rykoff-Sexton Special Meeting will, under existing law, require either (i) the registration of such transfer under the Securities Act, (ii) compliance with Rule 145 promulgated under the Securities Act (which permits limited sales under certain circumstances) or
(iii) the availability of another exemption from registration. The foregoing restrictions are expected to apply to, among other persons, directors and executive officers of Rykoff-Sexton and the holders of 10% or more of the Rykoff-Sexton Common Shares converted in the Merger, including the ML Investors. See "The Merger--Restrictions on Resale of JP Foodservice Common Shares by Affiliates."

  From and after the Effective Time, the ML Investors will have the right under the Registration Rights Agreement to require JP Foodservice, for a specified period and subject to certain limitations and qualifications, to register under the Securities Act the transfer of all or a portion of the JP Foodservice Common Shares issued to them in the Merger in exchange for Registrable Securities, thus permitting the sale of such Rykoff-Sexton Common Shares to the general public in the circumstances and subject to the conditions and restrictions set forth therein. The ML Investors and other parties to the Registration Rights Agreement also will have "piggyback" registration rights with respect to JP Foodservice Common Shares issued to them in the Merger in exchange for Registrable Securities. See "Risk Factors--Shares Eligible for Future Sale" and "Other Agreements--Registration Rights Agreement."

 Certain Federal Income Tax Consequences

  The consummation of the Merger is conditioned, among other things, upon the receipt by JP Foodservice of an opinion of Wachtell, Lipton, Rosen & Katz, counsel to JP Foodservice, and the receipt by Rykoff-Sexton of an opinion of Jones, Day, Reavis & Pogue, counsel to Rykoff-Sexton, substantially to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Such opinions will be dated the Closing Date, will be based upon certain customary representations, and will be subject to certain assumptions and limitations set forth therein. Such customary representations include representations relating to the absence of plans to engage in certain transactions with respect to Merger Sub and the assets of Rykoff-Sexton, the continued operation of Rykoff-Sexton's historic business after the Merger, payment of Merger expenses, limitation on cash paid for fractional shares in connection with the Merger, and the nature of compensation paid to employee-stockholders of Rykoff-Sexton after the Merger. No ruling regarding the Merger will be sought from the Internal Revenue Service, which will not be bound by the conclusions expressed in such opinions of counsel.

  In accordance with such opinions, (i) neither JP Foodservice nor Rykoff-Sexton will recognize any gain or loss as a result of the Merger and (ii) no gain or loss will be recognized by stockholders of Rykoff-Sexton upon the exchange of their Rykoff-Sexton Common Shares pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional JP Foodservice Common Shares. See "The Merger--Certain Federal Income Tax Consequences."

  EACH HOLDER OF RYKOFF-SEXTON COMMON STOCK IS ADVISED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER UNDER FEDERAL, STATE, LOCAL, FOREIGN OR ANY OTHER APPLICABLE LAW.

  To provide assurances in connection with the qualification of the Merger as a tax-free reorganization for federal income tax purposes, each ML Investor has agreed in the Support Agreement that, at or prior to the Effective Time, it will represent to Rykoff-Sexton and JP Foodservice or their respective counsel that, as of the Effective Time, and subject to certain exceptions, (i) it has no plan or intention to sell, exchange or otherwise dispose of, or to enter into an agreement to sell, exchange or otherwise dispose of, JP Foodservice Common Shares during the two-year period immediately following the Effective Time and (ii) it is not subject to or obligated to enter into an agreement to sell, exchange or dispose of JP Foodservice Common Shares, if any resulting sale, exchange or disposition would (when taken in combination with actions by other ML Investors and assuming all agreements referred to in clause (i) are consummated) cause the ML Investors in the aggregate to retain ownership for federal income tax purposes of less than the lesser of (i) 25% of the JP Foodservice Common Shares received by the ML Investors in the aggregate in the Merger or (ii) a specified percentage of the JP Foodservice Common Shares issued in the Merger to stockholders of Rykoff-Sexton. See "Other Agreements-- Support Agreement."

 Accounting Treatment

  It is intended that the Merger will be accounted for by JP Foodservice as a pooling of interests in accordance with generally accepted accounting principles. It is a condition to the consummation of the Merger that
(i) Rykoff-Sexton and JP Foodservice receive a letter, dated as of the Closing Date, from Rykoff-Sexton's independent accountants stating that Rykoff-Sexton will meet the criteria for pooling of interests accounting under Accounting Principles Board ("APB") Opinion No. 16 and applicable SEC rules and regulations and (ii) JP Foodservice and Rykoff-Sexton receive a letter, dated as of the Closing Date, from JP Foodservice's independent accountants stating that the Merger will qualify for accounting as a pooling of interests under APB Opinion No. 16 and applicable SEC rules and regulations. See "The Merger Agreement--Conditions; Waivers--Conditions to Each Party's Obligations to Effect the Merger."

DIVIDENDS AND MARKET PRICES OF JP FOODSERVICE AND RYKOFF-SEXTON COMMON SHARES

 JP Foodservice

  The JP Foodservice Common Shares have been listed on the NYSE under the symbol "JPF" since December 31, 1996. From November 16, 1994 until December 31, 1996, the JP Foodservice Common Shares were quoted on the Nasdaq National Market under the symbol "JPFS." The table below sets forth, for the periods indicated, the reported high and low bid prices of JP Foodservice Common Shares on the Nasdaq National Market prior to December 31, 1996 and, beginning on December 31, 1996, the reported high and low sale prices on the NYSE Composite Tape.

                                                                   HIGH   LOW
                                                                  ------ ------
   FISCAL YEAR ENDED JULY 1, 1995
     Second Quarter (from November 16, 1994)..................... $11.50 $ 9.25
     Third Quarter...............................................  13.25   9.25
     Fourth Quarter..............................................  14.38  10.75
   FISCAL YEAR ENDED JUNE 29, 1996
     First Quarter............................................... $18.00 $12.75
     Second Quarter..............................................  19.75  15.25
     Third Quarter...............................................  22.75  18.00
     Fourth Quarter..............................................  25.00  18.00
   FISCAL YEAR ENDED JUNE 28, 1997
     First Quarter............................................... $26.00 $20.50
     Second Quarter..............................................  28.75  20.38
     Third Quarter...............................................  29.25  25.75
     Fourth Quarter..............................................  30.19  26.00
   FISCAL YEAR ENDING JUNE 27, 1998
     First Quarter .............................................. $32.44 $28.25
     Second Quarter (through November 6, 1997)...................  34.13  29.56

  JP Foodservice has never declared or paid a cash dividend and does not anticipate declaring or paying a cash dividend for the foreseeable future. Financial covenants and other restrictions contained in agreements relating to JP Foodservice's indebtedness require JP Foodservice prior to the Merger, and will require JP Foodservice after the Merger, to meet certain financial tests and may restrict its ability to pay cash dividends. See "Risk Factors--JP Foodservice Dividend Policy."

RYKOFF-SEXTON

  The Rykoff-Sexton Common Shares are listed on the NYSE under the symbol "RYK." The table below sets forth, for the periods indicated, the reported high and low sale prices of Rykoff-Sexton Common Shares on the NYSE Composite Tape and the semi-annual cash dividends per share paid by Rykoff-Sexton on such shares. In December 1994, the Rykoff-Sexton Board of Directors declared a five-for-four stock split, payable January 24, 1995, to stockholders of record on December 21, 1994. Share prices shown below have been adjusted to give effect to this stock split. Effective May 17, 1996, Rykoff-Sexton changed its fiscal year-end from the Saturday closest to April 30 to the Saturday closest to June
30. Accordingly, the information presented in the table below for the First Quarter of the Fiscal Year Ended June 28, 1997 represents information from April 29, 1996 through September 27, 1996.

                                                                         CASH
                                                                       DIVIDENDS
                                                          HIGH   LOW   PER SHARE
                                                         ------ ------ ---------
   FISCAL YEAR ENDED APRIL 29, 1995
     First Quarter...................................... $16.88 $14.38     --
     Second Quarter.....................................  17.88  15.00     --
     Third Quarter......................................  16.75  15.88     --
     Fourth Quarter.....................................  17.88  14.88   $0.03
   FISCAL YEAR ENDED APRIL 27, 1996
     First Quarter...................................... $20.63 $17.25   $0.03
     Second Quarter.....................................  24.63  19.63     --
     Third Quarter......................................  22.50  15.63    0.03
     Fourth Quarter.....................................  16.25  13.88     --
   FISCAL YEAR ENDED JUNE 28, 1997
     First Quarter (from April 29, 1996
      through September 27, 1996)....................... $16.38 $13.50   $0.03
     Second Quarter.....................................  16.00  13.38     --
     Third Quarter......................................  18.50  15.13    0.03
     Fourth Quarter.....................................  20.00  17.00     --
   FISCAL YEAR ENDING JUNE 27, 1998
     First Quarter ..................................... $26.88 $22.63     --
     Second Quarter (through November 6, 1997)..........  28.38  19.88     --

  In December 1994, Rykoff-Sexton announced the reinstatement of its cash dividend on a semi-annual basis in the amount of $0.03 per Rykoff-Sexton Common Share. Rykoff-Sexton's policy to declare a dividend is based on a decision made by the Rykoff-Sexton Board of Directors from time to time following consideration of the results of operations and financial condition of Rykoff-Sexton, terms of debt instruments that may restrict Rykoff-Sexton's ability to pay dividends and such other factors as the Rykoff-Sexton Board of Directors considers relevant. In light of the pending Merger, the Rykoff-Sexton Board of Directors has determined not to declare a dividend in the first quarter of fiscal 1998.

 Comparative Share Prices

  The following table sets forth the closing sale prices per JP Foodservice Common Share and per Rykoff-Sexton Common Share on the NYSE on June 27, 1997, the last full trading day prior to public announcement of the execution of the Merger Agreement, and on November , 1997, the latest practicable date before the printing of this Joint Proxy Statement/Prospectus for which sales price information was available, and the equivalent per share prices for Rykoff-Sexton Common Shares based on the prices of JP Foodservice Common Shares.

                                                                  RYKOFF-SEXTON
                                    JP FOODSERVICE RYKOFF-SEXTON   EQUIVALENT
                                    COMMON SHARES  COMMON SHARES COMMON SHARE(1)
                                    -------------- ------------- ---------------
   June 27, 1997...................     $30.13        $19.63         $23.35
   November  , 1997................     $             $              $

--------
(1) Represents the equivalent price of one Rykoff-Sexton Common Share in the Merger, calculated by multiplying the closing sale price per JP Foodservice Common Share on such date by the Exchange Ratio.

  Stockholders are urged to obtain current quotations for the market prices of JP Foodservice Common Shares and Rykoff-Sexton Common Shares. No assurance can be given as to the market price of JP Foodservice Common Shares or Rykoff-Sexton Common Shares at the Effective Time. Because the Exchange Ratio is fixed in the Merger Agreement and neither JP Foodservice nor Rykoff-Sexton has the right to terminate the Merger Agreement based on changes in the market price of either party's stock, the market value of the JP Foodservice Common Shares that holders of Rykoff-Sexton Common Shares will receive in the Merger may vary significantly from the prices shown in the preceding tables.

SUMMARY UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA OF JP
FOODSERVICE
AND RYKOFF-SEXTON

  The following table presents (i) summary unaudited pro forma combined consolidated statement of operations data for the years ended July 1, 1995, June 29, 1996 and June 28, 1997 and the three months ended September 28, 1996 and September 27, 1997 of JP Foodservice and Rykoff-Sexton reflecting the consummation of the Merger and (ii) unaudited pro forma combined balance sheet data as of September 27, 1997 of JP Foodservice and Rykoff-Sexton reflecting consummation of the Merger and the one-time charges to be incurred in connection with the Merger. See "Unaudited Pro Forma Combining Consolidated Financial Statements for the Merger." The unaudited pro forma combined consolidated financial data have been prepared giving effect to the Merger using the pooling of interests method of accounting.

  The summary unaudited pro forma combined consolidated statement of operations data do not reflect any operating or interest costs savings that management believes may be realized following the Merger. Management of JP Foodservice and Rykoff-Sexton have estimated that the combination of JP Foodservice and Rykoff-Sexton could create opportunities for operating cost savings of approximately $14 million during the first twelve-month period following the Effective Time, $20 million during the second twelve-month period following the Effective Time and $30 million annually thereafter. These cost savings are expected to be realized primarily through the restructuring of operations. In addition, in connection with the Merger, JP Foodservice expects to enter into the New Credit Facility, which will provide for lower borrowing costs than the overall borrowing costs under the Existing Bank Credit Facilities. Management estimates the New Credit Facility will provide annual interest cost savings of approximately $5 to $10 million. See "Description of Proposed New Financing Arrangements." No assurances can be made as to the amount of cost savings that will actually be realized.

  The unaudited pro forma combined results of JP Foodservice and of Rykoff-Sexton are not necessarily indicative of results of operations that would have resulted if the Merger had been consummated at the beginning of the periods indicated or of the results that will be achieved in the future. Results for the three months ended September 27, 1997 are not necessarily indicative of the results which may be expected for any other interim periods or for the year as a whole.

                                 PRO FORMA COMBINED              PRO FORMA COMBINED
                               FISCAL YEAR ENDED (1)             THREE MONTHS ENDED
                          ---------------------------------  ---------------------------
                           JULY 1,    JUNE 29,    JUNE 28,   SEPTEMBER 28, SEPTEMBER 27,
                             1995       1996        1997         1996          1997
                          ---------- ----------  ----------  ------------- -------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
  Net sales.............  $2,857,334 $3,238,781  $5,169,406   $1,319,189    $1,338,828
  Gross profit..........     594,515    652,685   1,003,074      248,118       256,245
  Amortization of intan-
   gible assets.........       2,792      4,244      15,349        3,530         3,682
  Impairment of long-
   lived assets.........         --      29,700         --           --            --
  Executive severance
   compensation.........         --         --        4,000          --          1,100
  Reversal of restruc-
   turing charges.......         --      (6,441)     (4,000)         --            --
  Income from opera-
   tions................      64,852     34,736     145,824       30,993        35,719
  Interest expense and
   other financing
   costs, net...........      32,941     32,527      76,063       18,063        18,927
  Income from continuing
   operations before
   income taxes.........      31,911        692      64,361        7,630        16,792
  Income from continuing
   operations...........      18,303        133      38,286        4,100         9,789
  Net income............      37,209        133      38,286        4,100         9,789
  Per share data:
   Income from
    continuing
    operations per
    common share........  $     0.75 $     0.00  $     0.87   $     0.10    $     0.22
   Net income per common
    share...............        1.52       0.00        0.87         0.10          0.22
   Weighted average
    number of shares of
    common stock and
    common stock
    equivalents
    outstanding.........      24,520     30,388      44,061       42,380        45,246

                                                                  PRO FORMA
                                                                COMBINED AS OF
                                                              SEPTEMBER 27, 1997
                                                              ------------------
BALANCE SHEET DATA:
  Total assets...............................................     $1,832,116
  Long-term debt, excluding current maturities...............        672,376
  Stockholders' equity.......................................        544,995

--------
(1) Unaudited pro forma combined consolidated statement of operations data for the years ended July 1, 1995, June 29, 1996 and June 28, 1997 include historical consolidated financial results of Rykoff-Sexton for the fiscal years ended April 29, 1995, April 27, 1996 and June 28, 1997, respectively.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF JP FOODSERVICE

  The following summary consolidated financial data for JP Foodservice should be read in conjunction with the consolidated financial statements of JP Foodservice as of and for the fiscal years ended July 1, 1995, June 29, 1996 and June 28, 1997 and the three months ended September 28, 1996 and September 27, 1997 incorporated herein by reference. The consolidated statement of operations data for the four fiscal years ended June 28, 1997 and the balance sheet data as of June 28, 1997 have been derived from JP Foodservice's audited consolidated financial statements and notes thereto. The consolidated statement of operations data for the fiscal year ended July 3, 1993 are unaudited. Interim data for the three months ended September 28, 1996 and September 27, 1997 and as of September 27, 1997 are unaudited, but include, in the opinion of management of JP Foodservice, all adjustments (consisting only of normal recurring adjustments, except as otherwise noted) necessary for a fair presentation of such data. Results for the three months ended September 27, 1997 are not necessarily indicative of the results which may be expected for any other interim periods or for the year as a whole.

                                           FISCAL YEAR ENDED                          THREE MONTHS ENDED
                         -------------------------------------------------------- ---------------------------
                          JULY 3,     JULY 2,     JULY 1,    JUNE 29,   JUNE 28,  SEPTEMBER 28, SEPTEMBER 27,
                          1993(1)       1994        1995       1996       1997        1996          1997
                         ----------  ----------  ---------- ---------- ---------- ------------- -------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Net sales.............. $1,152,709  $1,178,826  $1,288,315 $1,449,303 $1,691,913   $414,362      $467,890
 Gross profit...........    199,008     199,718     218,821    250,506    295,690     70,731        82,146
 Amortization of intan-
  gible
  assets................      2,266       2,265       2,263      2,338      2,918        597           776
 Stock compensation
  charge................        --          --          709        --         --         --            --
 Income from opera-
  tions.................     29,766      33,536      38,359     45,215     60,337     12,467        15,898
 Nonrecurring charges...        --          --          --       1,517      5,400      5,300           --
 Interest expense and
  other
  financing costs,
  net...................     38,577      32,255      22,074     15,187     16,522      3,654         4,399
 Income (loss) before
  income taxes and ex-
  traordinary item......     (8,811)      1,281      16,285     28,511     38,415      3,513        11,499
 Income (loss) before
  extraordinary item....     (6,620)       (298)      8,927     16,913     22,248      2,054         6,941
 Net income (loss)......     (6,620)       (298)      4,337     16,913     22,248      2,054         6,941
 Per share data:
   Income (loss) per
    common share before
    extraordinary item.. $    (1.95) $    (0.17) $     0.68 $     0.90 $     1.02   $   0.10      $   0.31
   Net income (loss) per
    common share........      (1.95)      (0.17)       0.33       0.90       1.02       0.10          0.31
   Weighted average
    number of shares of
    common stock and
    common stock
    equivalents
    outstanding.........      4,633       4,633      13,104     18,809     21,862     20,640        22,603

                                                                  AS OF
                                                          ----------------------
                                                          JUNE 28, SEPTEMBER 27,
                                                            1997       1997
                                                          -------- -------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Total assets...........................................  $524,148   $567,452
 Long-term debt, excluding current maturities...........   168,515    173,714
 Stockholders' equity...................................   228,946    236,074

--------
(1) 53-week fiscal year.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF RYKOFF-SEXTON

  The following summary consolidated financial data for Rykoff-Sexton should be read in conjunction with the consolidated financial statements of Rykoff-Sexton as of and for the fiscal years ended April 29, 1995, April 27, 1996 and June 28, 1997, for the nine-week transition period ended June 29, 1996 and as of and for the three months ended September 28, 1996 and September 27, 1997 incorporated herein by reference. The consolidated statement of operations data for the four fiscal years ended April 27, 1996 and for the fiscal year ended June 28, 1997 and the balance sheet data as of June 28, 1997 have been derived from Rykoff-Sexton's audited consolidated financial statements and notes thereto. Interim data for the three months ended September 28, 1996 and September 27, 1997 and as of September 27, 1997 are unaudited, but include, in the opinion of management of Rykoff-Sexton, all adjustments (consisting only of normal recurring adjustments, except as otherwise noted) necessary for a fair presentation of such data. Results for the three months ended September 27, 1997 are not necessarily indicative of the results which may be expected for any other interim periods or for the year as a whole.

                                           FISCAL YEAR ENDED                           THREE MONTHS ENDED
                         --------------------------------------------------------  ---------------------------
                           MAY 1,    APRIL 30,  APRIL 29,  APRIL 27,    JUNE 28,   SEPTEMBER 28, SEPTEMBER 27,
                            1993        1994       1995     1996(1)     1997(2)        1996          1997
                         ----------  ---------- ---------- ----------  ----------  ------------- -------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Net sales.............. $1,412,943  $1,444,226 $1,569,019 $1,789,478  $3,477,493    $904,827      $870,938
 Gross profit(3)........    348,016     352,247    375,694    402,179     707,384     177,387       174,099
 Amortization of
  intangible assets.....        460         156        529      1,906      12,431       2,933         2,906
 Executive severance
  compensation..........        --          --         --                   4,000         --          1,100
 Impairment of long-
  lived assets..........        --          --         --      29,700         --          --            --
 Restructuring charge
  (reversal)............     31,000         --         --      (6,441)     (4,000)        --            --
 Income (loss) from
  operations............    (25,951)     18,872     26,493    (10,479)     85,487      18,526        19,821
 Interest expense and
  other financing
  costs, net............     12,401      11,946     10,867     17,340      59,541      14,409        14,528
 Income (loss) from
  continuing operations
  before income taxes...    (38,352)      6,926     15,626    (27,819)     25,946       4,117         5,293
 Income (loss) from
  continuing
  operations............    (24,150)      4,121      9,376    (16,780)     16,038       2,046         2,848
 Net income (loss)......    (18,960)      5,918     32,872    (16,780)     16,038       2,046         2,848
 Per share data:
   Income (loss) from
    continuing
    operations per
    common share........ $    (1.66) $     0.28 $     0.64 $    (1.12) $     0.56    $   0.07      $   0.10
   Net income (loss) per
    common share........      (1.30)       0.40       2.24      (1.12)       0.56        0.07          0.10
   Weighted average
    number of shares of
    common stock and
    common stock
    equivalents
    outstanding.........     14,508      14,601     14,730     14,941      28,644      28,051        29,217

                                                                 AS OF
                                                        ------------------------
                                                         JUNE 28,  SEPTEMBER 27,
                                                           1997        1997
                                                        ---------- -------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Total assets.........................................  $1,219,022  $1,277,406
 Long-term debt, excluding current maturities.........     486,731     498,662
 Stockholders' equity.................................     354,173     368,191

--------
(1) Includes amounts for H&O Foods, Inc. from November 1, 1995 to April 27,
    1996.
(2) Includes amounts for US Foodservice for the full fiscal year.
(3) Reflects certain reclassifications in fiscal 1993, 1994, 1995 and 1996 to conform to the fiscal 1997 presentation.

COMPARATIVE UNAUDITED PER SHARE DATA

  The following table sets forth (i) selected historical per share data for both JP Foodservice and Rykoff-Sexton and (ii) selected unaudited pro forma combined per share data which reflect consummation of the Merger as if the Merger had been consummated at the beginning of each period presented. The unaudited pro forma combined data have been prepared giving effect to the Merger using the pooling of interests method of accounting. The Rykoff-Sexton equivalent pro forma amounts have been calculated by multiplying the corresponding pro forma per share amounts of JP Foodservice by the Exchange Ratio of 0.775.

  The summary unaudited pro forma combined consolidated statement of operations data do not reflect any operating or interest cost savings that management believes may be realized following the Merger. Management of JP Foodservice and Rykoff-Sexton have estimated that the combination of JP Foodservice and Rykoff-Sexton could create opportunities for operating cost savings of approximately $14 million during the first twelve-month period following the Effective Time, $20 million during the second twelve-month period following the Effective Time and $30 million annually thereafter. These cost savings are expected to be realized primarily through the restructuring of operations. In addition, in connection with the Merger, JP Foodservice expects to enter into the New Credit Facility, which will provide lower borrowing costs than the overall borrowing costs under the Existing Bank Credit Facilities. Management estimates the New Credit Facility will provide annual interest cost savings of approximately $5 to $10 million. See "Description of Proposed New Financing Arrangements." No assurances can be made as to the amount of cost savings that will actually be realized.

  The per share data presented below are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of JP Foodservice and Rykoff-Sexton, both of which are incorporated herein by reference. The unaudited pro forma combined results of JP Foodservice and of Rykoff-Sexton are not necessarily indicative of results of operations that would have resulted if the Merger had been consummated at the beginning of the periods indicated or of the results that will be achieved in the future. Interim data for the three months ended September 28, 1996 and September 27, 1997 and as of September 27, 1997 are unaudited, but include, in the opinion of management of JP Foodservice (with respect to the JP Foodservice data) and Rykoff-Sexton (with respect to the Rykoff-Sexton data), all adjustments (consisting only of normal recurring adjustments, except as otherwise noted) necessary for a fair presentation of such data. Results for the three months ended September 27, 1997 are not necessarily indicative of the results which may be expected for any other interim periods or for the year as a whole.

                              AS OF AND FOR THE            AS OF AND FOR THE
                              FISCAL YEAR ENDED           THREE MONTHS ENDED
                         ---------------------------- ---------------------------
                          JULY 1,  JUNE 29,  JUNE 28, SEPTEMBER 28, SEPTEMBER 27,
JP FOODSERVICE             1995      1996      1997       1996          1997
--------------           --------- --------- -------- ------------- -------------
Income from continuing
 operations per common
 share:
  Historical............   $0.68    $ 0.90    $ 1.02      $0.10        $  0.31
  Pro forma.............    0.75      0.00      0.87       0.10           0.22
Cash dividends per
 common share(1)........    0.00      0.00      0.00       0.00           0.00
Book value per common
 share:
  Historical............                       10.13                     10.44
  Pro forma.............                                                 12.08
                              AS OF AND FOR THE            AS OF AND FOR THE
                              FISCAL YEAR ENDED           THREE MONTHS ENDED
                         ---------------------------- ---------------------------
                         APRIL 29, APRIL 27, JUNE 28, SEPTEMBER 28, SEPTEMBER 27,
RYKOFF-SEXTON              1995      1996      1997       1996          1997
-------------            --------- --------- -------- ------------- -------------
Income (loss) from
 continuing operations
 per common share:
  Historical............   $0.64    $(1.12)   $ 0.56      $0.07        $  0.10
  Equivalent pro forma..    0.58      0.00      0.67       0.08           0.17
Cash dividends per
 common share...........    0.03      0.06      0.06       0.03(2)        0.00
Book value per common
 share:
  Historical............                       12.64                     12.88
  Equivalent pro forma..                                                  9.36

--------

(1) JP Foodservice has never paid cash dividends on the JP Foodservice Common Shares and does not anticipate declaring or paying cash dividends for the foreseeable future following the Merger. See "Risk Factors--JP Foodservice Dividend Policy."

(2) From April 29, 1996 through September 28, 1996.

                                 RISK FACTORS

  The following risk factors should be carefully considered by JP Foodservice stockholders in deciding whether to approve the issuance of JP Foodservice Common Shares in connection with the Merger and by Rykoff-Sexton stockholders in deciding whether to adopt the Merger Agreement.

UNCERTAINTIES IN INTEGRATING BUSINESS OPERATIONS AND ACHIEVING COST SAVINGS; POSSIBLE DILUTION

  In determining that the Merger is in the best interests of their respective stockholders, the JP Foodservice Board of Directors and the Rykoff-Sexton Board of Directors considered the cost savings, operating efficiencies and other synergies expected to result from the integration of the JP Foodservice and Rykoff-Sexton businesses. See "The Merger--Recommendation of the JP Foodservice Board of Directors; Reasons for the Merger" and""--Recommendation of the Rykoff-Sexton Board of Directors; Reasons for the Merger." Management of JP Foodservice and Rykoff-Sexton have estimated that the combination of JP Foodservice and Rykoff-Sexton could create opportunities for operating cost savings of approximately $14 million during the first twelve-month period following the Effective Time, $20 million during the second twelve-month period following the Effective Time and $30 million annually thereafter. These cost savings are expected to be realized primarily through the restructuring of operations. See "The Merger--Potential Cost Savings and Operating Synergies."

  The foregoing cost savings estimates were developed by JP Foodservice and Rykoff-Sexton solely for purposes of evaluating the Merger, do not include non-recurring adjustments that will be recorded in conjunction with the Merger, and should not be relied upon as an estimate of actual cost savings that may be achieved. These estimates are based upon assumptions and operating synergies that are inherently uncertain, though considered reasonable by JP Foodservice and Rykoff-Sexton, and are subject to significant business, economic and competitive uncertainties which are difficult to predict and often beyond the control of management. See "The Merger--Potential Cost Savings and Operating Synergies." Several of the cost savings estimates are premised on the assumption that certain levels of efficiency presently maintained by either JP Foodservice or Rykoff-Sexton can be achieved by JP Foodservice following the Merger. Other estimates are based on management's opinion as to what levels of enhanced purchasing leverage and operating efficiencies should be achievable by an entity the size of the combined entity.

  The consolidation of functions, the integration of operations, systems, marketing methods and procedures and the relocation of staff present significant management challenges. There can be no assurance that such actions will be accomplished successfully or as rapidly as currently expected. Moreover, although the primary purpose of such actions will be to realize direct cost savings and other operating efficiencies, there can be no assurance of the extent to which such cost savings and efficiencies will be achieved or that unforeseen costs and expenses or other factors will not offset the projected cost savings in whole or in part. To the extent management of the combined company is unable to integrate successfully the operations of the combined company, such cost savings and efficiencies are not otherwise achieved or achieved on a timely basis, or unforeseen costs and expenses or other factors arise that offset cost savings, JP Foodservice's operating results would be negatively affected and the Merger could be dilutive to holders of JP Foodservice Common Shares. Earnings per share is calculated by dividing net income by an average number of common shares assumed to be outstanding. Dilution to earnings per JP Foodservice Common Share could be experienced by a JP Foodservice stockholder if, as a result of an inability of the combined company to realize expected cost savings and other operating efficiencies, the increment in aggregate earnings obtained through the integration of Rykoff-Sexton is more than offset by the number of JP Foodservice Common Shares required to be issued in connection with the Merger (including the JP Foodservice Common Shares issuable upon exercise of the Assumed Options and the Assumed Warrants) based on the Exchange Ratio. See "The Merger--Opinions of Financial Advisors to JP Foodservice." The Merger is currently expected to be dilutive to holders of JP Foodservice Common Shares in fiscal 1998.

EFFECT OF SIGNIFICANT INDEBTEDNESS ON RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COMBINED COMPANY

  Following the consummation of the Merger, JP Foodservice will have significant indebtedness and debt service obligations. Giving effect to the Merger, and assuming such transactions had occurred on September 27,

1997, JP Foodservice's total indebtedness (excluding current maturities) would have been approximately $672.4 million on such date. JP Foodservice may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. Anticipated borrowings under the New Credit Facility will result in indebtedness with lower average interest rates for the combined entity than the Rykoff-Sexton indebtedness to be refinanced with such borrowings, although average interest rates under the New Credit Facility are expected to be generally higher than average interest rates historically paid by JP Foodservice on borrowings under its existing senior bank credit facility. In the fiscal year ended June 28, 1997, JP Foodservice's borrowings under its existing senior bank credit facility accrued interest at an overall weighted average rate of 6.1% per annum and Rykoff-Sexton's borrowings under its existing senior bank credit facility accrued interest at an overall weighted average rate of 8.6% per annum. There can be no assurance as to whether, or the definitive terms on which, the New Credit Facility actually will be available to JP Foodservice. See "Description of Proposed New Financing Arrangements--New Credit Facility."

  Based upon the current level of operations and anticipated cost savings, JP Foodservice believes that after the Merger its cash flow from operations, together with borrowings under the New Credit Facility (or, if JP Foodservice does not obtain the New Credit Facility, the Existing Bank Credit Facilities) and its other sources of liquidity, will be adequate to meet its anticipated requirements for working capital, capital expenditures and debt service over the next several years. There can be no assurance, however, that the combined company's business will continue to generate cash flow at or above the cash flow levels attained by JP Foodservice and Rykoff-Sexton in the aggregate or that anticipated cost savings can be fully achieved. The failure of JP Foodservice to generate sufficient cash flow from operations in the future could have a material adverse effect on the results of operations and financial condition of the combined company. If JP Foodservice is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, JP Foodservice may be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There can be no assurance as to whether, or the terms on which, any such refinancing or asset sales would be consummated or any additional financing could be obtained.

OFFER TO PURCHASE RYKOFF-SEXTON SENIOR SUBORDINATED NOTES

  Consummation of the Merger will constitute a "change of control" of Rykoff-Sexton as defined in the indenture (the "Indenture") pursuant to which $130 million principal amount of Rykoff-Sexton's 8 7/8% Senior Subordinated Notes due 2003 (the "Rykoff-Sexton Public Notes") were outstanding as of June 28, 1997. Pursuant to the Indenture, within 30 business days after the Merger is consummated, the Surviving Corporation will be required to make an offer to purchase the Rykoff-Sexton Public Notes at a purchase price equal to 101% of their principal amount ($131.3 million as of June 28, 1997), plus accrued interest from the most recent preceding semi-annual interest payment date to the redemption date. Because the Rykoff-Sexton Public Notes have traded in recent periods at prices at or above 101% of their principal amount, JP Foodservice does not currently anticipate that the holders of a material principal amount of Rykoff-Sexton Public Notes will accept the offer to purchase. JP Foodservice expects to fund any payments required pursuant to the purchase offer with borrowings under the New Credit Facility. See "Description of Proposed New Financing Arrangements--New Credit Facility." The application of such borrowings to fund the offer to purchase will reduce the amounts available under the New Credit Facility or, if JP Foodservice does not obtain the New Credit Facility, under the Existing Bank Credit Facilities for working capital, capital expenditures and other general corporate purposes. Repurchase of Rykoff-Sexton Public Notes is not expected to have a material adverse effect on the combined company's results of operations or financial condition.

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately following the Merger, the ML Investors will beneficially own approximately 17% of the outstanding JP Foodservice Common Shares. The ML Investors may not sell the JP Foodservice Common Shares issued to them in the Merger except pursuant to an effective registration statement under the Securities Act covering such sale or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. See "The Merger--Restrictions on Resale of JP Foodservice Common Shares by Affiliates." The ML Investors will have the right following the Merger, pursuant to the Registration Rights Agreement, to require JP Foodservice, for a specified period and subject to certain limitations and qualifications, to effect the registration under the Securities Act of the sale of the JP Foodservice Common Shares issued to them in the Merger in exchange for Registrable Securities. The ML Investors and other parties will also have "piggyback" registration rights under the Registration Rights Agreement with respect to the JP Foodservice Common Shares that will be issued to them in the Merger in exchange for Registrable Securities. See "Other Agreements--Registration Rights Agreement." The holders of the Assumed Warrants will be entitled to certain "demand" and "piggyback" registration rights with respect to the JP Foodservice Common Shares issued or issuable upon exercise of the new warrants issued by JP Foodservice in exchange for the Assumed Warrants. See "Warrants."

  In addition, JP Foodservice has previously granted certain "shelf" and "piggyback" registration rights with respect to JP Foodservice Common Shares issued in connection with the acquisition of other foodservice businesses. Such registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering in which such persons are participants.

  No predictions can be made as to the effect, if any, that market sales of JP Foodservice Common Shares by the ML Investors or other stockholders pursuant to such registration rights, or the availability of such shares for such future sales, will have on the market price of JP Foodservice Common Shares prevailing from time to time. Sales of substantial amounts of JP Foodservice Common Shares, or the perception that such sales could occur, could adversely affect prevailing market prices for the JP Foodservice Common Shares and could impair JP Foodservice's future ability to raise capital through an offering of its equity securities.

POTENTIAL INFLUENCE BY AND RELATIONSHIP WITH ML INVESTORS

  Immediately following the Merger, the 17% of outstanding JP Foodservice Common Shares beneficially owned by the ML Investors is expected to constitute the largest percentage of such shares beneficially owned by any person or group.

  The Merger Agreement entitles the ML Entities to designate two nominees to the JP Foodservice Board of Directors. See "Management of JP Foodservice After the Merger--Directors." In addition, pursuant to the Standstill Agreement, the ML Entities have agreed to vote the Rykoff-Sexton Common Shares and other voting securities owned by them and their affiliates for Rykoff-Sexton's nominees to the Rykoff-Sexton Board of Directors, in accordance with the recommendation of the Nominating Committee of the Rykoff-Sexton Board of Directors, subject to certain exceptions. The ML Entities also have agreed that neither they nor any of their affiliates will (subject to certain exceptions) participate in proxy solicitations, acquire additional Rykoff-Sexton Common Shares or otherwise engage in transactions, or take actions involving a change of control of Rykoff-Sexton. The Rykoff-Sexton Common Shares and other voting securities owned by the ML Investors are subject to certain restrictions on sale or transfer. The ML Entities are prohibited from soliciting, offering, seeking to effect and negotiating with any person with respect to sales or transfers of Rykoff-Sexton Common Shares and other voting securities held by the ML Entities unless otherwise permitted by the Standstill Agreement. See "Other Agreements--Standstill Agreement." From and after the Effective Time, the Standstill Agreement will be for the benefit of, and will be enforceable by, JP Foodservice to the same extent and in the same manner as the Standstill Agreement benefits and is enforceable by Rykoff-Sexton prior to the Merger.

  The JP Foodservice Common Shares to be received by the ML Investors in the Merger will constitute a significant block of the voting power of the JP Foodservice Common Shares. The voting of such shares as required by the Standstill Agreement will make it easier for the JP Foodservice Board of Directors to obtain the approval of JP Foodservice stockholders for the election of JP Foodservice's nominees to the JP Foodservice Board of Directors. Such a voting block also could facilitate or impede the approval of any other matter requiring approval of JP Foodservice stockholders, including a merger, consolidation or other business combination involving JP Foodservice, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of JP Foodservice.

FACTORS RELATING TO FUTURE ACQUISITIONS

  JP Foodservice's growth strategy emphasizes supplementing internal expansion with acquisitions, and a significant portion of the growth of JP Foodservice's revenues in fiscal 1997 resulted from acquisitions. See "The Merger-- Background of the Merger." There can be no assurance that JP Foodservice will successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired operations into its existing operations or expand into new markets in the future. Further, there can be no assurance that acquisitions will not have an adverse effect upon JP Foodservice's operating results, particularly in periods following the consummation of such transactions, during which the operations of the acquired businesses are being integrated into JP Foodservice's operations. Once integrated, acquired operations may not achieve levels of net sales or profitability comparable to those achieved by JP Foodservice's existing operations, or otherwise perform as expected. There can be no assurance that, following the Merger, JP Foodservice will be able to increase its revenues or earnings through future acquisitions at the same rates it achieved through the acquisitions it completed in fiscal 1997. Management may determine that it is necessary or desirable to obtain financing for such acquisitions through additional bank borrowings or the issuance of additional debt or equity securities. Debt financing of any such acquisition could increase the leverage of JP Foodservice and will be subject to restrictions contained in the New Credit Facility (or, if JP Foodservice does not obtain the New Credit Facility, to restrictions contained in the Existing Bank Credit Facilities) and other agreements relating to JP Foodservice's indebtedness. Equity financing of any such acquisition may dilute the ownership of JP Foodservice's stockholders. There can be no assurance that JP Foodservice will be able to obtain financing on acceptable terms. See "-- Effect of Significant Indebtedness on Results of Operations and Financial Condition of Combined Company."

JP FOODSERVICE DIVIDEND POLICY

  In December 1994, Rykoff-Sexton announced the reinstatement of its cash dividend on a semi-annual basis in the amount of $0.03 per Rykoff-Sexton Common Share. JP Foodservice has never paid cash dividends on the JP Foodservice Common Shares and does not anticipate declaring or paying cash dividends for the foreseeable future following the Merger. See "Summary-- Dividends and Market Prices of JP Foodservice and Rykoff-Sexton Common Shares." Financial covenants and other restrictions contained in the Existing Bank Credit Facilities and JP Foodservice's outstanding senior notes currently require, and the New Credit Facility will require, JP Foodservice to meet certain financial tests and such agreements and the Indenture may restrict its ability to pay cash dividends. See "Description of Proposed New Financing Arrangements--New Credit Facility."

FIXED EXCHANGE RATIO

  The Exchange Ratio is fixed at 0.775 of a JP Foodservice Common Share for each outstanding Rykoff-Sexton Common Share and will not be subject to increase or decrease based on changes in the market values of the JP Foodservice Common Shares or the Rykoff-Sexton Common Shares. See "The Merger Agreement--General." The market prices of the JP Foodservice Common Shares and the Rykoff-Sexton Common Shares at the Effective Time can be expected to vary from the market prices as of June 27, 1997, the last trading day prior to public announcement of the execution of the Merger Agreement, and the prices as of the date of this Joint Proxy Statement/Prospectus and the date or dates on which the JP Foodservice Annual Meeting and the Rykoff-Sexton Special Meeting are held, because of changes in the business, operations or prospects of JP Foodservice, Rykoff-Sexton or the combined entity, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors. See "Summary-- Dividends and Market Prices of JP Foodservice and Rykoff-Sexton Common Shares."

                       THE JP FOODSERVICE ANNUAL MEETING

DATE, TIME AND PLACE OF MEETING

  The JP Foodservice Annual Meeting will be held on December , 1997, at a.m., local time, at 9830 Patuxent Woods Drive, Columbia, Maryland.

RECORD DATE AND OUTSTANDING SHARES

  Holders of record of JP Foodservice Common Shares at the close of business on November 10, 1997 (the "JP Foodservice Record Date") are entitled to notice of, and to vote at, the JP Foodservice Annual Meeting. At the close of
business on the JP Foodservice Record Date, there were       JP Foodservice
Common Shares outstanding, each of which will be entitled to one vote on each matter to be acted upon at the JP Foodservice Annual Meeting.

VOTING OF PROXIES

  The JP Foodservice proxy accompanying this Joint Proxy Statement/Prospectus is solicited on behalf of the JP Foodservice Board of Directors for use at the JP Foodservice Annual Meeting. Stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to JP Foodservice. If no instructions are indicated, such proxies will be voted for approval of each proposal considered at the JP Foodservice Annual Meeting. The JP Foodservice Board of Directors is not currently aware of any matters other than those referred to herein which will come before the JP Foodservice Annual Meeting. If any other matter should be properly presented at the JP Foodservice Annual Meeting for action, the persons named in the accompanying proxy card will vote the proxy in their own discretion.

VOTE REQUIRED

  The consummation of the Merger is conditioned on, among other things, the approval of the JP Foodservice Merger Proposal at the JP Foodservice Annual Meeting. JP Foodservice stockholders must approve the JP Foodservice Merger Proposal in connection with the Merger in order to comply with requirements of the NYSE, on which the JP Foodservice Common Shares are listed. Stockholder approval is required if a company whose common stock is listed on the NYSE issues common stock in a transaction such as the Merger in an amount equal to or greater than 20% of the number of shares of common stock outstanding prior to such issuance.

  JP Foodservice is not a constituent corporation in the Merger and, therefore, specific approval of the Merger or the Merger Agreement by JP Foodservice's stockholders is not required under the DGCL, the JP Foodservice Certificate of Incorporation or the JP Foodservice By-laws.

  The JP Foodservice Merger Proposal, the JP Foodservice Stock Incentive Plan Amendment Proposal and the JP Foodservice Director Plan Amendment Proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the JP Foodservice Common Shares present or represented at the JP Foodservice Annual Meeting and entitled to vote, assuming a quorum is present. The JP Foodservice Charter Amendment Proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the JP Foodservice Common Shares outstanding on the JP Foodservice Record Date. The election to the JP Foodservice Board of Directors of each of the nominees specified in the JP Foodservice Director Election Proposal will require the affirmative vote of a plurality of the votes cast at the JP Foodservice Annual Meeting.

  On the JP Foodservice Record Date, directors and executive officers of JP Foodservice, together with their affiliates as a group, beneficially owned approximately % of the issued and outstanding JP Foodservice Common Shares. It is currently expected that each director and executive officer of JP Foodservice will vote the JP Foodservice Common Shares beneficially owned by such director or executive officer for approval of the JP Foodservice Merger Proposal and the other proposals submitted to stockholders at the JP Foodservice Annual Meeting. See "Ownership of JP Foodservice Common Shares."

QUORUM; BROKER NON-VOTES

  The holders of a majority of the JP Foodservice Common Shares issued and outstanding and entitled to vote at the JP Foodservice Annual Meeting, present in person or by proxy, will constitute a quorum at the JP Foodservice Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the JP Foodservice Annual Meeting.

  Votes cast in person or by proxy at the JP Foodservice Annual Meeting will be tabulated by the inspectors of election appointed for the JP Foodservice Annual Meeting, who will determine whether or not a quorum is present. Votes may be cast for, against or as abstentions. Because abstentions will be counted for purposes of determining the shares present or represented at the JP Foodservice Annual Meeting and entitled to vote, abstentions will have the same effect as a vote against the JP Foodservice Merger Proposal, the JP Foodservice Charter Amendment Proposal, the JP Foodservice Stock Incentive Plan Amendment Proposal and the JP Foodservice Director Plan Amendment Proposal. Broker/dealers who hold their customers' shares in street name may, under the applicable rules of the exchange and other self-regulatory organizations of which the broker/dealers are members, sign and submit proxies for such shares and may vote such shares on routine matters, which, under such rules, typically include the election of directors, but broker/dealers may not vote such shares on certain other matters, which typically include transactions related to mergers, including the issuance of shares in connection therewith, without specific instructions from the customer who owns such shares. Proxies signed and submitted by broker/dealers which have not been voted on certain matters as described in the previous sentence are referred to as broker non-votes. Broker non-votes on a particular matter are not deemed to be shares present and entitled to vote on such matter and, assuming presence of a quorum, will not affect whether any proposal other than the JP Foodservice Charter Amendment Proposal is approved at the JP Foodservice Annual Meeting. Broker non-votes on the JP Foodservice Charter Amendment Proposal will have the same effect as a vote against the JP Foodservice Charter Amendment Proposal.

  Each stockholder who signs and returns a proxy in the form enclosed with this Joint Proxy Statement/Prospectus may revoke the same at any time prior to its use by giving notice of such revocation to JP Foodservice in writing to the Secretary of JP Foodservice, by signing and returning a later dated proxy, or by voting in person at the JP Foodservice Annual Meeting. Unless so revoked, the JP Foodservice Common Shares represented by each such proxy will be voted at the meeting and any adjournment thereof. Presence at the meeting of a stockholder who has signed a proxy but does not provide a notice of revocation or request to vote in person does not revoke that proxy.

SOLICITATION OF PROXIES AND EXPENSES

  Pursuant to the Merger Agreement, JP Foodservice will bear one-half of the costs and expenses incurred in connection with the printing and mailing of this Joint Proxy Statement/Prospectus. Except as otherwise provided in the Merger Agreement, JP Foodservice will bear the cost of soliciting proxies for the JP Foodservice Annual Meeting. JP Foodservice also will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the soliciting material to beneficial owners of stock. Proxies are being solicited primarily by mail, but officers and regular employees of JP Foodservice may also solicit proxies personally, by telephone or by special letter. JP Foodservice will also use the services of Shareholder Communications Corporation to aid in the solicitation of proxies at an anticipated fee of $5,000, plus reasonable out-of-pocket expenses.

  THE BOARD OF DIRECTORS OF JP FOODSERVICE HAS DETERMINED THE MERGER TO BE IN THE BEST INTERESTS OF JP FOODSERVICE AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS, BY A UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT ALL JP FOODSERVICE STOCKHOLDERS VOTE "FOR" THE ISSUANCE OF JP FOODSERVICE COMMON SHARES IN CONNECTION WITH THE MERGER. THE BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT ALL JP FOODSERVICE STOCKHOLDERS VOTE "FOR" THE OTHER PROPOSALS SUBMITTED TO STOCKHOLDERS AT THE JP FOODSERVICE ANNUAL MEETING.

                       THE RYKOFF-SEXTON SPECIAL MEETING

DATE, TIME AND PLACE OF MEETING

  The Rykoff-Sexton Special Meeting will be held on December , 1997, at 10:00 a.m., local time, at The East Mountain Inn, Wilkes-Barre, Pennsylvania.

RECORD DATE AND OUTSTANDING SHARES

  Holders of record of Rykoff-Sexton Common Shares at the close of business on November 10, 1997 (the "Rykoff-Sexton Record Date") are entitled to notice of, and to vote at, the Rykoff-Sexton Special Meeting. At the close of business on
the Rykoff-Sexton Record Date, there were       Rykoff-Sexton Common Shares
outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Rykoff-Sexton Special Meeting.

VOTING OF PROXIES

  The Rykoff-Sexton proxy accompanying this Joint Proxy Statement/Prospectus is solicited on behalf of the Rykoff-Sexton Board of Directors for use at the Rykoff-Sexton Special Meeting. Stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Rykoff-Sexton. If no instructions are indicated, such proxies will be voted for adoption of the Merger Agreement. The Rykoff-Sexton Board of Directors is not currently aware of any matters other than those referred to herein which will come before the Rykoff-Sexton Special Meeting. If any other matter arising from the conduct of the meeting should be properly presented at the Rykoff-Sexton Special Meeting for action, the persons named in the accompanying proxy card will vote the proxy in their own discretion.

VOTE REQUIRED

  The Rykoff-Sexton Proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the Rykoff-Sexton Common Shares outstanding on the Rykoff-Sexton Record Date. Abstentions and broker non-votes will have the same effect as votes against the Rykoff-Sexton Proposal. On the Rykoff-Sexton Record Date, directors and executive officers of Rykoff-Sexton, together with their affiliates as a group (other than the ML Entities and their designees on the Rykoff-Sexton Board of Directors), beneficially owned approximately % of the issued and outstanding Rykoff-Sexton Common Shares. It is currently expected that each director and executive officer of Rykoff-Sexton will vote the Rykoff-Sexton Common Shares beneficially owned by such director or executive officer for the approval of the Rykoff-Sexton Proposal. The ML Investors, who hold in the aggregate approximately 36% of the Rykoff-Sexton Common Shares outstanding as of the Rykoff-Sexton Record Date, have agreed to vote the Rykoff-Sexton Common Shares owned by them for adoption of the Merger Agreement. See "Other Agreements--Support Agreement."

QUORUM; BROKER NON-VOTES

  The holders of a majority of the Rykoff-Sexton Common Shares issued and outstanding and entitled to vote at the Rykoff-Sexton Special Meeting, present in person or by proxy, will constitute a quorum at the Rykoff-Sexton Special Meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the Rykoff-Sexton Special Meeting.

  Votes cast in person or by proxy at the Rykoff-Sexton Special Meeting will be tabulated by the inspectors of election appointed for the Rykoff-Sexton Special Meeting, who will determine whether or not a quorum is present. Votes may be cast for, against or as abstentions. Abstentions will have the same effect as a vote against the Rykoff-Sexton Proposal. Broker/dealers who hold their customers' shares in street name may, under the applicable rules of the exchange and other self-regulatory organizations of which the broker/dealers are members, sign and submit proxies for such shares and may vote such shares on routine matters, which, under such rules, typically include the election of directors, but broker/dealers may not vote such shares on certain other matters, which typically include transactions related to mergers, without specific instructions from the customer who owns such shares. Proxies signed and submitted by broker/dealers which have not been voted on certain matters as described in the previous sentence, which includes the Rykoff-Sexton Proposal, are referred to as broker non-votes. Broker non-votes on the Rykoff-Sexton Proposal will have the same effect as a vote against the Rykoff-Sexton Proposal.

  Each stockholder who signs and returns a proxy in the form enclosed with this Joint Proxy Statement/ Prospectus may revoke the same at any time prior to its use by giving notice of such revocation to Rykoff-Sexton in writing to the Secretary of Rykoff-Sexton, by signing and returning a later dated proxy, or by voting in person at the Rykoff-Sexton Special Meeting. Unless so revoked, the Rykoff-Sexton Common Shares represented by each such proxy will be voted at the meeting and any adjournment thereof. Presence at the meeting of a stockholder who has signed a proxy but does not provide a notice of revocation or request to vote in person does not revoke that proxy.

SOLICITATION OF PROXIES AND EXPENSES

  Pursuant to the Merger Agreement, Rykoff-Sexton will bear one-half of the costs and expenses incurred in connection with the printing and mailing of this Joint Proxy Statement/Prospectus. Except as otherwise provided in the Merger Agreement, Rykoff-Sexton will bear the cost of soliciting proxies for the Rykoff-Sexton Special Meeting. Rykoff-Sexton will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the soliciting material to beneficial owners of stock. Proxies are being solicited primarily by mail, but officers and regular employees of Rykoff-Sexton may also solicit proxies personally, by telephone or by special letter. Rykoff-Sexton will also use the services of Chase Mellon Shareholder Services, L.L.C. to aid in the solicitation of proxies at an anticipated fee of $5,000, plus reasonable out-of-pocket expenses.

  THE BOARD OF DIRECTORS OF RYKOFF-SEXTON HAS UNANIMOUSLY DETERMINED THAT THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF RYKOFF-SEXTON, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT RYKOFF-SEXTON STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

                                  THE MERGER

  The discussion in this Joint Proxy Statement/Prospectus of the Merger and the Merger Agreement's principal terms is qualified in its entirety by reference to the Merger Agreement, which is attached to this Joint Proxy Statement/Prospectus as Appendix A and incorporated herein by reference.

GENERAL

  Upon the terms and subject to the conditions of the Merger Agreement, Rykoff-Sexton will be merged with and into Merger Sub, a wholly-owned subsidiary of JP Foodservice, at the Effective Time. Merger Sub will be the Surviving Corporation in the Merger, will be renamed "Rykoff-Sexton, Inc." as of the Effective Time and will continue to be a wholly-owned subsidiary of JP Foodservice.

  At the Effective Time, each issued and outstanding Rykoff-Sexton Common Share (other than such shares, if any, owned by JP Foodservice, Merger Sub or Rykoff-Sexton, which will be canceled) will be converted into the right to receive 0.775 of a JP Foodservice Common Share. Holders of Rykoff-Sexton Common Shares immediately before the Merger will receive an aggregate of 22,502,275 JP Foodservice Common Shares, which is expected to represent approximately 50% of the JP Foodservice Common Shares outstanding immediately after the Merger. The ML Investors will receive an aggregate of 7,808,903 JP Foodservice Common Shares, which is expected to represent approximately 17% of the JP Foodservice Common Shares outstanding immediately after the Merger.

  At the Effective Time, each Assumed Option to purchase Rykoff-Sexton Common Shares and each Assumed Warrant to purchase Rykoff-Sexton Common Shares will be assumed by JP Foodservice. Each Assumed Option and each Assumed Warrant will be converted into an option or warrant, as the case may be, to purchase, on the same terms and conditions as were applicable to such Options (subject to adjustment of the applicable exercise prices thereunder based on the Exchange Ratio) and Warrants, an adjusted number of JP Foodservice Common Shares based on the Exchange Ratio. Based on the Options and Warrants outstanding as of September 27, 1997, 1,814,705 JP Foodservice Common Shares will be reserved for issuance upon the exercise of the Assumed Options and the Assumed Warrants. See "The Merger Agreement--General--Assumption of Options and Warrants" and "Warrants."

  The Merger Agreement provides that the JP Foodservice Board of Directors, immediately following the Effective Time, will consist of (i) nine individuals, including each of the incumbent members of the JP Foodservice Board of Directors (or their replacements), no fewer than five of whom will be outside directors, as selected by JP Foodservice prior to the Effective Time,
(ii) seven individuals, two of whom will be individuals designated by MLCP, one of whom will be Mr. Van Stekelenburg and four of whom will be current incumbents of the Rykoff-Sexton Board of Directors who are not employees of Rykoff-Sexton or its subsidiaries or affiliated with MLCP and (iii) one additional person to be designated by the Chairman of JP Foodservice following the Merger.

  Following the Merger, James L. Miller will continue to serve as Chairman and Chief Executive Officer of JP Foodservice. As of the Effective Time, Mr. Van Stekelenburg, the current Chairman, President and Chief Executive Officer of Rykoff-Sexton, will become Vice Chairman and President of JP Foodservice. See "Management of JP Foodservice After the Merger."

BACKGROUND OF THE MERGER

 Foodservice Industry Trends

  Companies in the U.S. foodservice distribution industry purchase, store, market and transport food products, paper products and other supplies and food-related items to establishments that prepare and serve meals to be eaten away from home. Net sales for the industry were approximately $134 billion in 1996. For the three-year period ended 1996, foodservice distribution sales increased at a compounded annual rate of 2.4%, which was comparable to the rate of increase in the U.S. gross national product during the same period.

  The foodservice distribution industry is extremely fragmented, with over 3,000 companies in operation in 1996. Nevertheless, over the last 20 years, the industry has experienced substantial consolidation as larger distributors have acquired small and regional distributors. The resulting consolidation has permitted large foodservice distributors to benefit from lower-cost distribution facilities resulting from various economies of scale, increased net purchasing power, more efficient delivery systems, more efficient use of personnel and other overhead savings. Larger distributors also have been able to take advantage of more sophisticated management techniques and the development of management information systems specifically designed to enhance customer service and increase operating efficiency.

  JP Foodservice and Rykoff-Sexton management anticipate further consolidation in the industry as more companies seek to obtain the efficiencies of operating larger distribution centers, maintaining modern fleets of delivery vehicles and developing the sophisticated information systems required for cost-efficient operations. JP Foodservice and Rykoff-Sexton believe that large, well-capitalized broadline distributors generally will benefit from continuing industry consolidation as well as from certain forecasted demographic and economic trends that are expected to increase expenditures on meals eaten away from home. These trends include an increasing number of two wage-earner families who eat meals away from home, the increasing availability of convenient take-out meals and restaurant home delivery services and the increasing affluence of the "baby boomer" segment of the population. In addition, forecasted expansion of many chain restaurants is anticipated to generate additional sales volume for large regional or national broadline distributors that can satisfy the product and delivery requirements of this customer segment.

  JP Foodservice has supplemented its internal expansion with an active program of strategic acquisitions to take advantage of growth opportunities from ongoing consolidation in the fragmented foodservice distribution industry. In the first quarter of fiscal 1997, JP Foodservice extended the scope of its distribution network into the Western region of the United States through its acquisition of Valley Industries, Inc., a broadline distributor located in Las Vegas, Nevada. As consideration for the acquisition, JP Foodservice assumed or discharged certain liabilities of the acquired business and issued 1,936,494 JP Foodservice Common Shares with an approximate value of $40.7 million. Also in the first quarter of fiscal 1997, pursuant to JP Foodservice's strategy to increase penetration in its existing service areas, JP Foodservice acquired Arrow Paper and Supply Co., Inc., a broadline distributor located in Connecticut serving the New England, New York, New Jersey and Pennsylvania markets. JP Foodservice assumed or discharged certain liabilities of the acquired business and paid consideration of $28.9 million, of which $27.2 million was paid in cash and $1.7 million in the form of 73,977 JP Foodservice Common Shares. In the second quarter of fiscal 1997, JP Foodservice filled a gap in its Midwestern distribution network by acquiring Squeri Food Service, Inc., a broadline distributor located in Ohio serving the Greater Cincinnati, Dayton, Columbus, Indianapolis, Louisville and Lexington markets. As consideration for the acquisition, JP Foodservice assumed or discharged certain liabilities of the acquired business and issued 1,079,875 JP Foodservice Common Shares with an approximate value of $24.8 million. In the fourth quarter of fiscal 1997, JP Foodservice strengthened its presence in the Mid-Atlantic region through its acquisition of Mazo-Lerch Company, Inc., a broadline distributor located in Virginia serving the District of Columbia, Virginia, Maryland, southern New Jersey and northern North Carolina markets. JP Foodservice acquired this business in exchange for the issuance of 279,268 JP Foodservice Common Shares valued at approximately $8 million. See "Description of JP Foodservice."

  Over the past two years, Rykoff-Sexton also has pursued strategic business combinations as part of its effort to sharpen its strategic focus, improve operational efficiency and position itself for sustained, profitable growth. In the fourth quarter of fiscal 1995, Rykoff-Sexton extended the scope of its distribution network in the Mid-Atlantic region through the acquisition of substantially all of the assets of Continental Foods, Inc. ("Continental"), a broadline distributor located in Maryland serving the metropolitan Baltimore and Washington, D.C. markets. As consideration for the acquisition, Rykoff-Sexton assumed or discharged certain liabilities of the acquired business and paid consideration of $27.2 million, consisting of $24.8 million of cash and the issuance of unsecured promissory notes for $2.4 million. In the first quarter of fiscal 1996, Rykoff-Sexton increased its penetration of the Midwestern region through the acquisition of the Specialty Foods Division of Olfisco, Inc. ("Olfisco"), a Minneapolis-based subsidiary of Noon Hour Food Products, for an aggregate cash purchase price of approximately $4.0 million (including costs of acquisition). In the third quarter of fiscal 1996, Rykoff-Sexton enhanced its distribution network throughout the State of Nevada when it acquired substantially all of the assets of H&O Foods, Inc. ("H&O Foods"), a regional, full-line institutional foodservice distributor. As consideration for the acquisition, Rykoff-Sexton assumed or discharged certain liabilities of the acquired business and paid consideration of $29.5 million, consisting of $4.7 million of cash and the issuance of unsecured promissory notes for $24.8 million. Effective May 17, 1996, Rykoff-Sexton completed the US Foodservice Acquisition, which significantly expanded the geographic coverage of its distribution network in the Southeastern, Southwestern and Mid-Atlantic regions. The US Foodservice Acquisition also enabled Rykoff-Sexton to enhance its product mix and to decentralize the management of the Rykoff-Sexton distribution centers. As consideration for the US Foodservice Acquisition, Rykoff-Sexton assumed or discharged certain liabilities of US Foodservice and issued approximately 12.9 million Rykoff-Sexton Common Shares with an approximate value of $204.0 million. Prior to the US Foodservice Acquisition, US Foodservice had enhanced its distribution network in the Southeastern region through the 1995 acquisitions of certain divisions of Clark Foodservice, Inc. in Florida, for an aggregate cash purchase price of approximately $27.3 million (including costs of acquisition), the assets of Fort Myers Meat & Seafood Company, Inc., in Fort Myers, Florida, for an aggregate cash purchase price of approximately $2.1 million (including costs of acquisition), the assets of City Provisioners, Inc., in Ormond Beach, Florida, for an aggregate cash purchase price of approximately $36.6 million (including costs of acquisition), and the assets of Goode Foodservice, Inc. in Georgia, for an aggregate cash purchase price of approximately $8.9 million (including costs of acquisition). "See Description of Rykoff-Sexton."

 Chronology of Events Leading up to the Merger

  Since the early 1990's, the management of JP Foodservice has periodically analyzed various potential strategic options that might be available to JP Foodservice, including possible business combinations with other foodservice companies. In the fall of 1994, in the period preceding consummation of JP Foodservice's initial public offering, JP Foodservice engaged in exploratory discussions with several large foodservice companies, including Rykoff-Sexton, regarding a possible business combination. Those discussions did not advance beyond a preliminary stage and were terminated when the JP Foodservice Board determined that JP Foodservice should complete its initial public offering. Following consummation of the offering in November 1994, the management of JP Foodservice, with the assistance of various financial advisors, looked at many of the country's 50 largest foodservice distributors to evaluate their suitability as potential candidates for a business combination, and periodically briefed the JP Foodservice Board with respect to such matters. In the fall of 1995, the managements of JP Foodservice and US Foodservice conducted extensive discussions regarding a possible combination transaction, but ultimately did not pursue such a transaction. In November 1995, Sara Lee Corporation ("Sara Lee") made a proposal to JP Foodservice that JP Foodservice combine with Sara Lee's wholly-owned foodservice distribution subsidiary, PYA/Monarch, Inc. JP Foodservice and Sara Lee terminated discussions regarding this proposal in February 1996.

  Beginning in 1993, Rykoff-Sexton implemented various initiatives and analyzed strategic options that were designed to improve its operations and market position. Such initiatives and strategic options included possible acquisitions of, and business combinations with, other foodservice companies. From 1993 through 1995, Rykoff-Sexton met with several other foodservice companies, including JP Foodservice, regarding possible acquisitions and business combinations. Those discussions resulted in the consummation of the Continental, Olfisco and H&O Foods acquisitions discussed above under "-- Foodservice Industry Trends" and enabled Rykoff-Sexton to expand selectively its distribution network and market penetration. Throughout the same period, Rykoff-Sexton, with the assistance of various financial advisors, evaluated the suitability of possible business combinations with many of the other large foodservice distributors that would enable Rykoff-Sexton to significantly expand its distribution network. This evaluation eventually culminated in the US Foodservice Acquisition in May 1996. Rykoff-Sexton's management devoted a significant amount of its time and resources from late 1995 through 1996 to the consummation of the US Foodservice Acquisition and the subsequent consolidation of functions and integration of operations of the two companies and, therefore, did not seriously address the possibility of further business combinations until early 1997, at which time senior management of Rykoff-Sexton began to study possible combinations with other large foodservice distributors.

  In February 1997, the management of JP Foodservice had a number of discussions with JP Foodservice's financial advisor, Goldman Sachs, regarding significant foodservice distributors who might be approached by JP Foodservice to discuss a possible business combination. On February 19, 1997, James L. Miller, Chairman, President and Chief Executive Officer of JP Foodservice, contacted Frank H. Bevevino, then President of Rykoff-Sexton, to express JP Foodservice's interest in initiating discussions regarding a possible business combination between JP Foodservice and Rykoff-Sexton. Mr. Miller and Mr. Bevevino and Mark Van Stekelenburg, then Chairman and Chief Executive Officer of Rykoff-Sexton, had known each other for a number of years and had spoken periodically by telephone and in person at business and social occasions. From late February through the end of March, Messrs. Miller and Bevevino engaged in a number of exploratory discussions regarding the concept of a business combination between JP Foodservice and Rykoff-Sexton. During the week of March 24, 1997, Mr. Bevevino, at the request of Mr. Van Stekelenburg, contacted Mr. Miller about arranging a meeting of the managements of JP Foodservice and Rykoff-Sexton to begin formal discussions regarding a possible business combination between the two companies.

  On April 1, 1997, Mr. Miller and Lewis Hay, III, Senior Vice President and Chief Financial Officer of JP Foodservice, on behalf of JP Foodservice, and Messrs. Van Stekelenburg and Bevevino and David McAnally, then Senior Vice President and Chief Financial Officer of Rykoff-Sexton, on behalf of Rykoff-Sexton, met to discuss trends in the foodservice distribution industry, certain strategic issues in the context of a possible business combination between the two companies and procedures for the commencement of due diligence investigations and the exchange of financial information. The representatives generally discussed the operations of their respective companies, and management of Rykoff-Sexton provided the JP Foodservice representatives with information regarding Rykoff-Sexton's progress in integrating the operations of US Foodservice. Discussions regarding a combination transaction focused on the different categories of potential operating synergies that might be achieved, on the magnitude of such potential synergies as independently estimated by each company and on the appropriate accounting treatment for a business combination. The two management teams identified the exchange ratio for a combination, management succession, board composition and location of the corporate headquarters of the combined company as important issues that would have to be resolved.

  On or about April 1, 1997, Rykoff-Sexton engaged Merrill Lynch to provide financial advisory services and to act as financial advisor in connection with a possible business combination with JP Foodservice.

  On April 2, 1997, JP Foodservice and Rykoff-Sexton each agreed to provide the other company with certain confidential information for use in evaluating a possible business combination. On the same date, JP Foodservice signed a confidentiality agreement pursuant to which JP Foodservice and its affiliates and representatives agreed to maintain as confidential certain information received from Rykoff-Sexton in connection with such an evaluation and Rykoff-Sexton signed a substantially identical confidentiality agreement pursuant to which Rykoff-Sexton and its affiliates and representatives agreed to maintain as confidential certain information received from JP Foodservice for the same purpose. In addition, JP Foodservice and Rykoff-Sexton each agreed that, for a period of one year, neither it nor its affiliates or representatives would acquire the other company's voting securities, engage in the solicitation of proxies with respect to the other company's voting securities or form any "group" within the meaning of the Exchange Act relating to the other company's voting securities without the other company's written consent. Following execution of the confidentiality agreements, JP Foodservice and Rykoff-Sexton exchanged information (including financial models and projections), which information was not and is not publicly available, regarding their respective companies and businesses and initiated their financial, business and legal due diligence review.

  On April 7, 1997, members of senior management of JP Foodservice and Rykoff-Sexton and their respective financial advisors met to discuss a possible business combination and to exchange and review financial information and other due diligence materials, which were not and are not publicly available, concerning the two companies. Members of JP Foodservice management attending the meeting included Messrs. Miller and Hay. Members of Rykoff-Sexton management attending the meeting included Messrs. Van Stekelenburg, Bevevino and McAnally and Richard J. Martin, then Senior Vice President, Corporate Development of Rykoff-Sexton. Management representatives of each company made a presentation that included information about the company's business (including customer and product mix), organizational structure and management philosophy, distribution facility locations and capacity, financial condition, and strategic plan and financial projections. In its presentation, Rykoff-Sexton also briefed JP Foodservice management on the performance and prospects of the manufacturing division and the Targeted Specialty Services, Inc. division, Rykoff-Sexton's efforts to sell the manufacturing division, projected and realized synergies from the US Foodservice Acquisition and the effect of the US Foodservice Acquisition on Rykoff-Sexton's sales and sales growth rates. Representatives of the companies discussed various matters relating to financial reporting. Both management teams also focused on identifying and quantifying the potential cost savings from synergies expected to result from a combination transaction. The financial advisors exchanged views on the structure of a combination, the exchange ratio and management of the combined company.

  On April 17, 1997, the financial advisors to JP Foodservice and Rykoff-Sexton met to discuss financial information about the two companies. The information included comparative trading data for the JP Foodservice Common Shares and the Rykoff-Sexton Common Shares and other financial data relating to JP Foodservice and Rykoff-Sexton. The financial advisors also discussed management succession issues, matters relating to each company's financial projections and the appropriate accounting treatment of a potential business combination between JP Foodservice and Rykoff-Sexton.

  On April 24, 1997, the JP Foodservice Board of Directors met in a regularly scheduled meeting at which JP Foodservice's senior management advised the directors of the status of discussions with Rykoff-Sexton and provided the directors with information regarding Rykoff-Sexton and its business. Management's presentation included estimates of potential cost savings that could result from synergies expected from a combination transaction and the estimated effects on earnings per JP Foodservice Common Share that a transaction could have at different potential exchange ratios and at different levels of synergy realization.

  On or about April 24, 1997, JP Foodservice engaged Goldman Sachs to provide financial advisory services and to act as financial advisor in connection with a possible business combination with Rykoff-Sexton.

  On or about April 26, 1997, Rykoff-Sexton engaged Wasserstein Perella to provide financial advisory services and to act as financial advisor in connection with a possible business combination with JP Foodservice.

  On April 30, 1997, the financial advisors to JP Foodservice and Rykoff-Sexton met to discuss the financial information provided and the positions of the two companies regarding the terms of a possible business combination, including an appropriate exchange ratio.

  During the first week of May 1997, JP Foodservice and Rykoff-Sexton exchanged additional detailed financial and accounting information and, together with their respective financial advisors, discussed due diligence matters. The two companies provided historical financial data on a division-by-division basis, information on distribution facility capacity in terms of potential sales volume, information regarding accounting practices and policies, data on recent and projected capital expenditures, assumptions underlying previously supplied financial projections, and information regarding collective bargaining agreements and employee relations.

  On May 7, 1997, the Rykoff-Sexton Board of Directors met in a regularly scheduled meeting at which Rykoff-Sexton's senior management and financial advisors advised the directors of the status of discussions with JP Foodservice and provided the directors with information regarding JP Foodservice and its business, and related financial data. Management's presentation included estimates of the value of Rykoff-Sexton based on different exchange ratios, management succession issues and potential synergistic opportunities provided by a combination transaction.

  On May 8 , 1997, Mr. Miller and Mr. Hay met with Matthias B. Bowman, Albert
J. Fitzgibbons, III, Jan W. Jeurgens, Sunil C. Khanna, James I. Maslon and James P. Miscoll, each of whom is a director of Rykoff-Sexton, for general discussions regarding a possible business combination. The discussions centered on issues relating to the operation of a combined company, including the capabilities of JP Foodservice senior management, the position of the company in the industry and the post-combination strategic plan, competition from other distributors, the location of the corporate headquarters, the corporate name, the proposed organizational structure, and integration of the operations of JP Foodservice and Rykoff-Sexton.

  On May 12, 1997, Messrs. Miller and Hay met with Richard M. Fink, Neil I. Sell and Bernard Sweet, each of whom is a director of Rykoff-Sexton, for similar discussions.

  On May 12, 1997, the Rykoff-Sexton Board of Directors met in a special meeting and discussed, among other things, the discussions between members of the board and representatives of JP Foodservice (described above), certain management issues and other issues related to a possible combination transaction. The Rykoff-Sexton Board of Directors requested that management prepare a presentation for the Rykoff-Sexton Board of Directors regarding the long-term strategy of Rykoff-Sexton in light of a possible business combination with JP Foodservice.

  During the period from late May 1997 to June 17, 1997, members of senior management of JP Foodservice and Rykoff-Sexton, and their financial and legal advisors, held discussions and meetings pertaining to the terms of the proposed business combination and general business issues, and conducted due diligence investigations. The discussions regarding terms of a combination transaction related principally to agreeing upon an exchange ratio, defining management structure and roles, including the terms of Mr. Van Stekelenburg's employment by the combined company, and determining the composition of the combined company's board. Working groups composed of employees of both companies and their independent accountants and financial advisors were formed to examine various issues, including the structure and accounting treatment of a business combination, the impact of change in control and severance arrangements, the compatibility and integration of information systems, the debt levels and debt coverage of the two companies and the prospects for combination of existing credit facilities, and potential operational synergies by division and function. Accounting due diligence encompassed a number of financial reporting matters, including conformity of accounting policies and status of accruals and reserves.

  On June 5, 1997, the Rykoff-Sexton Board of Directors met in a special meeting at which Rykoff-Sexton's senior management reviewed with the Board the status of discussions with JP Foodservice in the context of Rykoff-Sexton's strategic plan and developments in the foodservice industry. Management's presentation addressed primarily industry trends and the potential advantages and synergies of a combination transaction. Management also commented on observations resulting from due diligence activities, accounting treatment of a combination transaction and potential valuations and exchange ratios.

  On or about June 17, 1997, JP Foodservice formally engaged Smith Barney to provide financial advisory services and to act as financial advisor in connection with a possible business combination with Rykoff-Sexton.

  On June 17, 1997, Messrs. Miller and Van Stekelenburg confirmed that they would be prepared to recommend to their respective Boards of Directors a tax-free, all stock business combination involving conversion of the outstanding Rykoff-Sexton Common Shares into the right to receive JP Foodservice Common Shares at an exchange ratio of 0.84 of a JP Foodservice Common Share for each Rykoff-Sexton Common Share (the "Original Exchange Ratio"), and the other material terms of the transaction as described herein, subject to negotiation of definitive transaction documents and approval of the combination by the JP Foodservice Board and the Rykoff-Sexton Board.

  On June 18, 1997, the JP Foodservice Board of Directors held a special meeting with members of JP Foodservice's senior management to review the terms of the proposed transaction. The JP Foodservice Board authorized the members of senior management to proceed to negotiate the terms of the definitive transaction documents. On the same date, the Rykoff-Sexton Board of Directors held a special meeting with members of Rykoff-Sexton's senior management to review the terms of and reasons for the proposed transaction. The Rykoff-

Sexton Board of Directors authorized the members of senior management to proceed to negotiate the terms of the definitive transaction documents.

  During the ten days following June 19, 1997, members of senior management of JP Foodservice and Rykoff-Sexton, together with their financial and legal advisors, negotiated the terms of the merger agreement which was executed on June 30, 1997 (as amended as of September 3, 1997, the "Original Merger Agreement") and related transaction documents, including the Stock Option Agreements and the Support Agreement. During this period, JP Foodservice and its advisors also negotiated the terms of the Support Agreement with representatives of the ML Entities and their advisors. The parties continued during this time to exchange financial, business and legal due diligence materials and conducted additional due diligence.

  On June 26, 1997, Mr. Miller and JP Foodservice's counsel, together with Mr. Van Stekelenburg, met separately with representatives of the ML Entities (Messrs. Bowman and Fitzgibbons) and their counsel to discuss matters relating to the Support Agreement and the proposed transaction.

  On June 27, 1997, the JP Foodservice Board of Directors met in a regularly scheduled meeting, at which JP Foodservice's senior management advised the directors of the status of JP Foodservice's due diligence review and the negotiations relating to the definitive transaction documents.

  On June 28, 1997, Messrs. Miller and Hay and David M. Abramson, Senior Vice President and General Counsel of JP Foodservice, for JP Foodservice, and Messrs. Van Stekelenburg, Martin and McAnally, for Rykoff-Sexton, held a meeting to discuss outstanding issues relating principally to financial projections and to the financial terms of the proposed Original Merger Agreement and related transaction documents.

  On June 29, 1997, the Rykoff-Sexton Board of Directors met in a special meeting. At this meeting, members of Rykoff-Sexton's senior management, Wasserstein Perella and Merrill Lynch, together with counsel to Rykoff-Sexton, reviewed with the Rykoff-Sexton Board, among other things, the background of the proposed merger, the financial and legal aspects of the transaction, the proposed composition of the board of directors and management of the combined entity, the terms of the Original Merger Agreement, the Stock Option Agreements, the Support Agreement and related transaction documents, and the other matters described below under "--Recommendation of the Rykoff-Sexton Board of Directors; Reasons for the Merger." Part of the meeting was attended by Mr. Miller, who, together with Mr. Van Stekelenburg, made a presentation to the Rykoff-Sexton Board regarding the management of the combined entity. Members of the Rykoff-Sexton Board discussed the terms of the proposed merger, including the proposed composition of the board of directors and proposed management of the combined entity, during the meeting and during a recess that followed the presentation. Mr. Abramson and Mr. Miller met separately with the representatives of the ML Entities on the Rykoff-Sexton Board and their counsel and Mr. Van Stekelenburg to discuss matters relating to the Support Agreement and the Standstill Agreement. Following further discussions between representatives of JP Foodservice and the Rykoff-Sexton Board during the recess, the Board reconvened. Wasserstein Perella and Merrill Lynch each delivered their oral opinion to the Rykoff-Sexton Board, which oral opinions were subsequently confirmed in written opinions dated June 30, 1997, to the effect that, as of such date, the Original Exchange Ratio was fair from a financial point of view to the holders of Rykoff-Sexton Common Shares, other than JP Foodservice and its affiliates. After discussion and consideration, the Rykoff-Sexton Board unanimously determined that the Merger and the other transactions contemplated by the Original Merger Agreement were fair to and in the best interests of the stockholders of Rykoff-Sexton, unanimously approved the Original Merger Agreement and recommended that the Original Merger Agreement be submitted for adoption by the stockholders of Rykoff-Sexton.

  On June 29, 1997, the JP Foodservice Board met in a special meeting. At this meeting, members of JP Foodservice's senior management, together with JP Foodservice's legal and financial advisors, reviewed with the Board, among other things, the financial and legal aspects of the transaction, the terms of the Original Merger Agreement, the Stock Option Agreements, the Support Agreement and related transaction documents, and the other matters described below under "--Recommendation of the JP Foodservice Board of Directors; Reasons for the Merger." Goldman Sachs and Smith Barney each delivered its oral opinion to the Board of Directors, which oral opinions were subsequently confirmed by delivery of written opinions dated June 30, 1997, with respect to the Original Exchange Ratio. Such opinions have been superseded by the opinions dated November 5, 1997 discussed below under "--Opinions of Financial Advisors to JP Foodservice." After discussion and consideration, the JP Foodservice Board unanimously determined that the Original Merger Agreement and the transactions contemplated thereby were in the best interests of JP Foodservice and its stockholders, unanimously approved the Original Merger Agreement and the Merger and the issuance of JP Foodservice Common Shares in connection with the Merger and unanimously recommended that the issuance of JP Foodservice Common Shares in connection with the Merger be submitted for approval by the stockholders of JP Foodservice. In addition, on June 29, by unanimous written consent, the Board of Directors of Merger Sub approved and adopted the Original Merger Agreement, and JP Foodservice, as the sole stockholder of Merger Sub, approved and adopted the Original Merger Agreement.

  On June 30, 1997, the Original Merger Agreement was executed and delivered by JP Foodservice, Rykoff-Sexton and Merger Sub, the Stock Option Agreements were executed and delivered by JP Foodservice and Rykoff-Sexton, and the Support Agreement was executed and delivered by JP Foodservice and the ML Entities and acknowledged by Rykoff-Sexton.

  Following execution of the Original Merger Agreement, Rykoff-Sexton and JP Foodservice continued to meet to prepare for the meetings of stockholders of the two companies called for in the Original Merger Agreement and to prepare for the anticipated consummation of the Merger. Effective September 3, 1997, JP Foodservice and Rykoff-Sexton executed an amendment to the Original Merger Agreement to provide for certain matters relating to the Assumed Options and to the business of Rykoff-Sexton pending the Merger.

  In August 1997, Rykoff-Sexton announced its fiscal 1997 operating results. Those results reflected the impact of certain expenses associated with the consolidation and integration of the operations of Rykoff-Sexton and US Foodservice, which was acquired by Rykoff-Sexton in May 1996. Such expenses, which were principally of a non-recurring nature, related primarily to the closure or consolidation of, or other significant changes (including customer rationalization and territorial realignment) affecting, numerous divisions and sales offices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Rykoff-Sexton Annual Report on Form 10-K.

  In September 1997, JP Foodservice management conducted a review of Rykoff-Sexton's fiscal year 1997 financial performance to evaluate certain assumptions concerning the estimated financial results of Rykoff-Sexton which were provided by Rykoff-Sexton and used in determining the Original Exchange Ratio in June 1997. As part of this evaluation, members of the senior management of the two companies held a number of meetings beginning in the latter half of September.

  On September 24, 1997, the JP Foodservice Board of Directors met in a regularly scheduled meeting at which Mr. Miller advised the Board that the pending Merger was on track, but that management was reviewing certain outstanding due diligence items which JP Foodservice management viewed as potentially indicating some shortfalls in Rykoff-Sexton's recent financial performance. Mr. Miller also expressed concerns regarding declining sales at certain Rykoff-Sexton divisions.

  In late September 1997, JP Foodservice continued to analyze Rykoff-Sexton's operating results for the fourth quarter of fiscal 1997 and Rykoff-Sexton's budgeted operating results for fiscal 1998. The fourth quarter fiscal 1997 operating results were below expectations of JP Foodservice management relative to actual results for the first three quarters of fiscal 1997.The first quarter fiscal 1998 operating results were also below expectations of JP Foodservice management. Rykoff-Sexton advised JP Foodservice that it believed the differences between the fourth quarter fiscal 1997 operating results expected by JP Foodservice and the actual results were largely attributable to non-recurring items, and that Rykoff-Sexton's first quarter fiscal 1998 operating results were in line with its budget for such fiscal quarter.

  On October 3, 1997, Mr. Hay expressed JP Foodservice's concerns to Mr. Martin regarding Rykoff-Sexton's recent financial performance. On October 8, 1997, Messrs. Miller, Hay, Megas and a representative from KPMG Peat Marwick LLP, JP Foodservice's independent accountants, met with Messrs. Van Stekelenburg, Martin and

Harter and Mr. Chris Mellon, Rykoff-Sexton's Controller, to discuss these concerns. JP Foodservice management indicated that JP Foodservice was evaluating the potential implications of Rykoff-Sexton's fiscal 1997 financial results and related matters under the Original Merger Agreement. Following the October 8 meeting, JP Foodservice continued its financial review and its discussions with Rykoff-Sexton.

  Beginning on October 10, 1997, advisors to JP Foodservice and Rykoff-Sexton discussed their differing views regarding Rykoff-Sexton's financial performance and performance under the Original Merger Agreement.

  On October 13, 1997, Messrs. Hay and Megas, together with representatives of Goldman Sachs and Smith Barney, JP Foodservice's financial advisors, and KPMG Peat Marwick LLP met with Messrs. Martin and Mellon and representatives of Merrill Lynch and Wasserstein Perella, Rykoff-Sexton's financial advisors, and Arthur Andersen LLP, Rykoff-Sexton's independent accountants. The meeting participants discussed issues associated with, and the effect of, Rykoff-Sexton's fiscal 1997 and fourth quarter results of operations and the outlook for Rykoff-Sexton's results for fiscal 1998. JP Foodservice management indicated that its review of Rykoff-Sexton's 1997 financial performance had led it to consider whether differences in valuation of the two companies were such that the Merger should no longer proceed on the basis of the Original Exchange Ratio. Rykoff-Sexton's management indicated that Rykoff-Sexton's financial performance did not result in such valuation differences and that the Merger should proceed as originally structured.

  During the week following the October 13 meeting, members of JP Foodservice's senior management, including Messrs. Miller and Hay, and Rykoff-Sexton's senior management, including Messrs. Van Stekelenburg and Martin, had a number of discussions concerning Rykoff-Sexton's financial performance and its performance under the Original Merger Agreement. During this period, both companies exchanged preliminary operating results for the first quarter of fiscal 1998.

  On October 19, 1997, the Rykoff-Sexton Board of Directors met in a special meeting to review and evaluate the matters under discussion with JP Foodservice, and held discussions with senior management of Rykoff-Sexton, Rykoff-Sexton's financial and legal advisors and Arthur Andersen LLP. At the meeting, Mr. Van Stekelenburg reviewed with the Board the background of the discussions that had taken place to date with, and the issues raised by, JP Foodservice. Mr. Martin then reviewed with the Board Rykoff-Sexton's fiscal 1997 financial results, fiscal 1998 projected financial results and fiscal 1998 first quarter preliminary results. Senior operating management also reviewed with the Board fiscal 1997 and fiscal 1998 first quarter results for each of their respective regions and expressed their views that their respective fiscal 1998 operating budgets were attainable. Legal counsel to Rykoff-Sexton discussed with the Board the legal issues raised by the matters under discussion and the respective rights and obligations of JP Foodservice and Rykoff-Sexton under the Original Merger Agreement. At the conclusion of the meeting, the Board authorized Rykoff-Sexton's senior management and two outside representatives of Rykoff-Sexton's Board of Directors to meet with members of JP Foodservice senior management and an outside representative of JP Foodservice's Board of Directors for the purpose of reviewing the results of the first quarter of fiscal 1998 and the prospects for the balance of fiscal 1998 for both Rykoff-Sexton and JP Foodservice.

  On October 20, 1997, Messrs. Miller and Hay and members of JP Foodservice's senior operating management met with Messrs. Van Stekelenburg and Martin and members of Rykoff-Sexton's senior operating management to discuss the fourth quarter fiscal 1997 and the first quarter fiscal 1998 results and the prospects for the remainder of fiscal 1998 for both JP Foodservice and Rykoff-Sexton. At the meeting, Rykoff-Sexton's senior operating management expressed their views that their respective 1998 fiscal year operating budgets were attainable. Albert J. Fitzgibbons and James Miscoll, outside directors of Rykoff-Sexton, and Jeffrey D. Serkes, an outside director of JP Foodservice, also attended the meeting.

  On October 21 and 22, 1997, JP Foodservice management briefed the members of the JP Foodservice Board of Directors on the results of its review. Management reported that, in its opinion, Rykoff-Sexton had failed to demonstrate the improved earnings performance anticipated by JP Foodservice management for the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998 and that JP Foodservice management believed it did not appear likely that Rykoff-Sexton would achieve the earnings per share for fiscal 1998 projected by Rykoff-Sexton at the time the two companies negotiated the Original Exchange Ratio. Management informed the Board members that JP Foodservice management believed that Rykoff-Sexton's results and prospects were adversely affected by higher debt levels, which were primarily attributable to changes in timing of sales by Rykoff-Sexton of certain idle facilities, delays in utilization of tax benefits anticipated by Rykoff-Sexton and higher investment levels in Rykoff-Sexton's computer-related assets. Management indicated that it believed the effect of the foregoing was to reduce the value of Rykoff-Sexton and hence the potential benefits of the Merger at the Original Exchange Ratio to JP Foodservice. The JP Foodservice Board members indicated their continued support for a business combination with Rykoff-Sexton, but expressed concern about continuing with the Merger on the terms of the Original Merger Agreement.

  On October 23, 1997, following a briefing for members of the JP Foodservice Board of Directors on the status of discussions with Rykoff-Sexton, Mr. Miller advised Rykoff-Sexton of the developments that JP Foodservice believed had reduced the value of Rykoff-Sexton. Mr. Miller expressed concern regarding a number of financial and operating representations and warranties in the Merger Agreement (including with respect to expenses attributed to the integration of Rykoff-Sexton and US Foodservice, expenses associated with management information systems development costs and the timing of certain tax benefits previously anticipated by Rykoff-Sexton) and was concerned whether Rykoff-Sexton could achieve its 1998 earnings estimates in light of Rykoff-Sexton's reported 1998 first quarter earnings. Mr. Miller stated that he did not believe the JP Foodservice stockholders would approve the Merger based on the Original Exchange Ratio. Mr. Miller stated that JP Foodservice continued to believe in the benefits of a business combination with Rykoff-Sexton and wished to continue discussions with Rykoff-Sexton regarding revisions to the Original Merger Agreement.

  Senior management of, and the financial and legal advisors to, the two companies continued discussions regarding the foregoing matters between October 23 and October 27, 1997.

  On October 28, 1997, the JP Foodservice Board of Directors met in a special meeting at which JP Foodservice's senior management, financial advisors and legal counsel reviewed with the Board the business, financial and legal issues related to the ongoing discussions with Rykoff-Sexton. Following consideration of possible alternative courses of actions, the Board determined that JP Foodservice should continue to pursue negotiations with Rykoff-Sexton regarding an adjustment to the Original Exchange Ratio.

  On October 28, 1997, the Rykoff-Sexton Board of Directors met in a special meeting at which Rykoff-Sexton's management and Rykoff-Sexton's legal and financial advisors reported on the status of discussions with JP Foodservice. At the meeting, the Board considered the risks and benefits of proceeding with a revised transaction with JP Foodservice relative to other alternatives, including continuing as an independent company. At the conclusion of the meeting, the Board authorized senior management to continue discussions with JP Foodservice.

  On October 28, 1997, Rykoff-Sexton advised JP Foodservice that it believed there had been no material adverse change in Rykoff-Sexton's financial performance (either on a historical basis or prospectively), Rykoff-Sexton had complied with its representations and warranties in the Merger Agreement, the specific expense items under discussion represented non-recurring items that were not of a type or of a size that would have a material adverse effect on Rykoff-Sexton's business, financial condition or results of operations, the matters at issue had been disclosed to JP Foodservice prior to execution of the Original Merger Agreement and none of the items in question should affect the basis on which the Original Exchange Ratio had been set.

  On October 29, 1997, JP Foodservice informed Rykoff-Sexton that it disputed Rykoff-Sexton's assertions. JP Foodservice reiterated its position that Rykoff-Sexton had breached certain representations and warranties in the Merger Agreement, advised Rykoff-Sexton that the matters at issue had not been disclosed to JP Foodservice prior to execution of the Original Merger Agreement and advised Rykoff-Sexton that JP Foodservice believed such breaches constituted a material adverse effect with respect to Rykoff-Sexton. JP Foodservice, however, indicated that it continued to seek a prompt resolution of the foregoing issues and was prepared to continue to discuss with Rykoff-Sexton the achievability of its expected 1998 results.

  Between October 30 and November 3, 1997, JP Foodservice and Rykoff-Sexton engaged in further discussions and commenced negotiations with respect to adjusting the Original Exchange Ratio and modifying certain other terms of the Original Merger Agreement. Mr. Miller and Mr. Van Stekelenburg met on October 30 and 31, 1997 to discuss valuation issues and their respective views regarding an appropriate exchange ratio in the event JP Foodservice and Rykoff-Sexton were to agree to a revision of the Original Merger Agreement. On October 31, 1997, Mr. Miller and Mr. Van Stekelenburg agreed to discuss with their respective Boards of Directors the possible change in the Original Exchange Ratio to 0.775.

  On the afternoon of October 31, 1997, the Rykoff-Sexton Board of Directors met in a special meeting at which Mr. Van Stekelenburg reviewed with the Board the status of the discussions with JP Foodservice on the question of valuation and the companies' respective views regarding an appropriate exchange ratio if JP Foodservice and Rykoff-Sexton were to agree to a revision of the Original Merger Agreement. Rykoff-Sexton's financial advisors and legal counsel made presentations regarding the financial and legal issues associated with amending the Original Merger Agreement. At the conclusion of the meeting, the Board authorized management to communicate to JP Foodservice a willingness to amend the Original Merger Agreement to reduce the Original Exchange Ratio from
0.84 to 0.775 but only if the Original Merger Agreement were amended in a manner that would substantially reduce the risk of non-consummation of the Merger. The Board also directed that the amendment to the Original Merger Agreement should obligate JP Foodservice to complete and file with the SEC this Joint Proxy Statement/Prospectus and to cause the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part to be declared effective under the Securities Act within a short period of time following the execution of the amendment.

  Later on October 31, 1997, JP Foodservice and Rykoff-Sexton and their respective legal advisors began negotiations regarding the provisions of a second amendment to the Original Merger Agreement ("Amendment No. 2 to the Merger Agreement") that would provide for the new exchange ratio of 0.775. Consistent with the directive of the Rykoff-Sexton Board of Directors, in the course of such negotiations, Rykoff-Sexton sought amendments to such terms of the Original Merger Agreement as would substantially reduce the risk of non-consummation of the Merger. JP Foodservice and Rykoff-Sexton agreed to amend the Original Merger Agreement to eliminate as a condition to each company's obligation to effect the Merger the absence prior to the Effective Time of any material adverse change relating to the other company. The parties also conducted negotiations relating to modification of other closing conditions. As executed, Amendment No. 2 to the Merger Agreement eliminated from the Original Merger Agreement certain representations and warranties relating to the parties' operations and financial condition and narrowed the scope of certain other representations and warranties, the continued effectiveness of which at the Effective Time (subject to certain qualifications as to materiality) is a condition of the parties' obligations to consummate the Merger. See "The Merger Agreement--Representations and Warranties" and "-- Conditions; Waivers." The parties also negotiated revisions to covenants in the Original Merger Agreement relating to the operation of their respective businesses prior to the Effective Time. The principal effect of such revisions was to limit further, except as consented to by the other party in writing, the ability of JP Foodservice and Rykoff-Sexton to take certain actions with respect to employment, compensatory and severance arrangements involving any of their current or former directors, officers, regional vice presidents or division presidents and amendments to, or the adoption of, certain other employee benefit plans and programs. See "The Merger Agreement--Business of Rykoff-Sexton Pending the Merger" and "--Business of JP Foodservice Pending the Merger."

  On November 2, 1997, the JP Foodservice Board of Directors met in a special meeting to consider and vote upon approval of the proposed Exchange Ratio of
0.775 and adoption of the proposed Amendment No. 2 to the Merger Agreement. At this meeting, members of JP Foodservice's senior management, together with JP Foodservice's legal and financial advisors, reviewed with the Board, among other things, the financial and legal aspects of the proposed amendment to the Original Merger Agreement and the other matters described below under "-- Recommendation of the JP Foodservice Board of Directors; Reasons for the Merger." Goldman Sachs and Smith Barney each delivered its oral opinion to the Board of Directors, which oral opinions were subsequently confirmed by delivery of written opinions dated November 5, 1997, to the effect that as of such date and based upon and subject to certain matters stated therein and such other matters as Goldman Sachs and Smith Barney considered relevant, the proposed Exchange Ratio of 0.775 was fair from a financial point of view to JP Foodservice. See "--Opinions of Financial Advisors to JP Foodservice." After discussion and consideration, the JP Foodservice Board, by a unanimous vote of the directors present, determined that the Original Merger Agreement, as proposed to be amended by Amendment No. 2 to the Merger Agreement, and the transactions contemplated thereby were in the best interests of JP Foodservice and its stockholders and approved the proposed Amendment No. 2 to the Merger Agreement.

  On November 3, 1997, the Rykoff-Sexton Board of Directors met in a special meeting. At this meeting, members of Rykoff-Sexton senior management, Wasserstein Perella and Merrill Lynch, together with legal counsel to Rykoff-Sexton, reviewed with the Rykoff-Sexton Board the financial and legal aspects of a proposed amendment to the Original Merger Agreement and certain of the other matters described below under "--Recommendation of the Rykoff-Sexton Board of Directors; Reasons for the Merger." Members of the Rykoff-Sexton Board discussed the potential risks and benefits of a revised transaction with JP Foodservice relative to other alternatives, including continuing as an independent company, current market conditions, and the terms of the proposed amendment, including the removal of certain conditions to closing, the scope of representations and warranties to be given by JP Foodservice and Rykoff-Sexton, and proposed modifications to the covenants of JP Foodservice and Rykoff-Sexton contained in the Original Merger Agreement relating to the operation of the business prior to the Effective Time. Following discussion, Wasserstein Perella and Merrill Lynch each delivered its oral opinion to the Rykoff-Sexton Board, which oral opinions were subsequently confirmed in written opinions dated November 5, 1997, to the effect that, as of such date, the Exchange Ratio provided for in Amendment No. 2 to the Merger Agreement was fair from a financial point of view to the holders of Rykoff-Sexton Common Shares, other than JP Foodservice and its affiliates. After discussion and consideration, the Rykoff-Sexton Board unanimously determined that, subject to finalizing the definitive terms of the proposed amendment, the terms of the Original Merger Agreement, as amended, and other transactions contemplated thereby were fair to and in the best interests of the stockholders of Rykoff-Sexton, unanimously approved proposed Amendment No. 2 to the Merger Agreement, and recommended that the Original Merger Agreement, as amended, be submitted for adoption by the stockholders of Rykoff-Sexton.

  From November 3, 1997 to November 5, 1997, JP Foodservice and Rykoff-Sexton and their respective legal advisors worked to finalize Amendment No. 2 to the Merger Agreement.

  On November 5, 1997, the Rykoff-Sexton Board of Directors at a special meeting unanimously approved the definitive Amendment No. 2 to the Merger Agreement and reaffirmed its determinations and recommendations made at the Board of Directors meeting on November 3, 1997. In addition, on November 5, 1997, by unanimous written consent, the Board of Directors of Merger Sub approved and adopted Amendment No. 2 to the Merger Agreement and JP Foodservice, as the sole stockholder of Merger Sub, approved and adopted Amendment No. 2 to the Merger Agreement.

  On November 5, 1997, JP Foodservice, Rykoff-Sexton and Merger Sub executed Amendment No. 2 to the Merger Agreement, and JP Foodservice and Rykoff-Sexton issued a joint press release announcing the amendment to the Original Merger Agreement effected by Amendment No. 2 to the Merger Agreement and the revised terms of the Merger.

RECOMMENDATION OF THE JP FOODSERVICE BOARD OF DIRECTORS; REASONS FOR THE
MERGER

  The JP Foodservice Board of Directors believes that the Merger Agreement and the transactions contemplated thereby are in the best interests of JP Foodservice and its stockholders. Accordingly, the JP Foodservice Board of Directors, by a unanimous vote of those directors present, has approved the Merger Agreement and the Merger and the issuance of the JP Foodservice Common Shares in connection with the Merger and recommends that the JP Foodservice stockholders vote "for" the approval of the issuance of JP Foodservice Common Shares in connection with the Merger.

  At a meeting on June 29, 1997, the JP Foodservice Board of Directors unanimously approved the Original Merger Agreement and the transactions contemplated thereby. At a meeting on November 2, 1997, the JP Foodservice Board approved Amendment No. 2 to the Merger Agreement, which amended the Original Merger Agreement as described above under "--Background of the Merger--Chronology of Events Leading up to the Merger," by a unanimous vote of those directors attending (with one director absent).

  In evaluating a business combination with Rykoff-Sexton and the transactions contemplated thereby, the JP Foodservice Board of Directors reviewed presentations from, and discussed the terms and conditions of the proposed merger with, senior executive officers of JP Foodservice and JP Foodservice's legal and financial advisors. The JP Foodservice Board of Directors considered a number of factors, including, in addition to the factors referred to in "-- Background of the Merger" and "Management of JP Foodservice After the Merger," the factors listed below, in reaching its determination to approve the Merger. The following summary is not exhaustive, but includes all material factors considered by the JP Foodservice Board. In view of the wide variety of factors considered by the JP Foodservice Board in connection with its evaluation of the Merger, the JP Foodservice Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual members of the JP Foodservice Board may have given different weights to different factors.

  The factors considered by the JP Foodservice Board of Directors at the meeting on June 29, 1997 included the following:

    (i) Strategic Benefits in Consolidating Industry. The JP Foodservice Board considered management's view of recent trends in the U.S. foodservice industry, particularly the trend toward consolidation, and management's view that the Merger with Rykoff-Sexton would further JP Foodservice's strategic objective of supplementing internal growth with a program of acquisitions and business combinations to increase JP Foodservice's existing market presence and expand its operations into new markets. The JP Foodservice Board took into account that the combination of JP Foodservice and Rykoff-Sexton would create the second largest broadline foodservice distributor in the United States based on projected pro forma fiscal 1997 net sales of over $5 billion. The JP Foodservice Board considered that the combined enterprise would have a nationwide distribution network through which it could offer its products and services across a broad geographic area encompassing more than 85% of the U.S. population. The JP Foodservice Board noted the complementary nature of the businesses of the two companies, with Rykoff-Sexton conducting large-scale distribution operations in the Southeastern, Southwestern and Western regions of the United States, in which JP Foodservice has had a significantly smaller presence. The JP Foodservice Board considered management's view that the establishment of nationwide operations would give the combined entity the ability to leverage its existing regional relationships with chain customers on a national basis, would strengthen its regional market positions and would enable it to compete more effectively with traditional national broadline foodservice distribution competitors, such as SYSCO Corp. and Alliant Foodservice, Inc. The JP Foodservice Board considered the potential of the combined entity to increase sales by offering complementary product lines and services to customers now only partially served by JP Foodservice and/or Rykoff-Sexton and the potential positive impact on gross margins of the combined entity that would result from increased percentages of sales attributable to sales of imported and specialty items and private label products in the Rykoff-Sexton product line. The JP Foodservice Board also considered the economies of scale, cost savings and synergies that management of JP Foodservice believes over time may result from the combination of JP Foodservice and Rykoff-Sexton, as discussed under "--Potential Cost Savings and Operating Synergies."

    (ii) Information Concerning JP Foodservice and Rykoff-Sexton. In evaluating the terms of the Merger, the JP Foodservice Board of Directors considered, among other things, information (including the results of its due diligence review of Rykoff-Sexton's business) with respect to the financial condition, results of operations, businesses and prospects of JP Foodservice and Rykoff-Sexton, and current industry, economic and market conditions. In evaluating Rykoff-Sexton's prospects, the JP Foodservice Board considered, among other things, the strengths of Rykoff-Sexton's food distribution and related businesses, including particularly the fact that Rykoff-Sexton, directly and through US Foodservice and its other subsidiaries, (i) operates in 32 service areas throughout the United States and has a significant presence in many key metropolitan areas, (ii) has strong nationwide distribution capabilities, which enable it to offer more than 40,000 products to over 100,000 customers through 32 distribution centers, (iii) generates approximately 65% of its sales volume from sales to street accounts, which generally have higher gross margins than sales to chain accounts, (iv) offers a wide array of high-quality proprietary private and signature brand products, which generally have higher gross margins than national brand products of comparable quality, and (v) offers, as part of its value-added services, design and engineering services for diverse types of foodservice operations through its contract/design group. The JP Foodservice Board also took into account the quality, experience and breadth of Rykoff-Sexton's senior management team, distribution center management and sales force. In its evaluation, the JP Foodservice Board considered its management's view that Rykoff-Sexton's management has successfully integrated a number of significant regional acquisitions and that, since acquiring US Foodservice in May 1996, Rykoff-Sexton has realized significant cost savings and synergies.

    (iii) Integration of Rykoff-Sexton. The JP Foodservice Board considered the record of JP Foodservice in integrating and realizing the benefits of prior acquisitions and the potential issues, including operational, marketing, administrative, financial and personnel issues, in integrating Rykoff-Sexton and realizing the benefits of the Merger.

    (iv) Opinions of Goldman Sachs and Smith Barney. The JP Foodservice Board of Directors considered the financial analyses of Goldman Sachs and Smith Barney and the opinions of Goldman Sachs and Smith Barney with respect to the Original Exchange Ratio.

    (v) Terms and Conditions of the Merger Agreement. The JP Foodservice Board of Directors considered the terms and conditions of the Original Merger Agreement. In its review, the JP Foodservice Board noted that the Original Exchange Ratio represented a premium to the market price of Rykoff-Sexton Common Shares as of the last trading day prior to public announcement of execution of the Original Merger Agreement, a fixed exchange ratio provides certainty as to the number of JP Foodservice Common Shares to be issued in the Merger, and the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and for pooling of interests accounting treatment. The JP Foodservice Board took into account the provisions of the Merger Agreement that would require JP Foodservice to pay to Rykoff-Sexton a Termination Fee of $30 million if the Merger Agreement were terminated and the Merger were abandoned in certain circumstances and the effects of the change of control payments, accelerated vesting of certain Rykoff-Sexton employee stock awards and the rights of holders of the Rykoff-Sexton Public Notes in connection with the Merger. The JP Foodservice Board considered the terms of the Stock Option Agreements, the Support Agreement and related transaction documents and the fact that JP Foodservice would succeed to Rykoff-Sexton's rights and obligations under agreements to which Rykoff-Sexton is a party, including the Standstill Agreement and the Registration Rights Agreement. The JP Foodservice Board also considered the proposed arrangements with respect to the current directors and executive officers of JP Foodservice and Rykoff-Sexton, as described below under "--Interests of Certain Persons in the Merger" and "Management of JP Foodservice After the Merger."

    (vi) Effect on Public Market for JP Foodservice Common Shares. The JP Foodservice Board of Directors took into account the effects of the issuance of additional JP Foodservice Common Shares in connection with the Merger. Among such effects, the JP Foodservice Board considered that the issuance of JP Foodservice Common Shares would result in a more liquid public market for such shares, which would facilitate JP Foodservice's ability to consummate future acquisitions by offering potential acquisition targets an interest in JP Foodservice Common Shares.

  In approving Amendment No. 2 to the Merger Agreement on November 2, 1997, the JP Foodservice Board of Directors considered the following factors, among others: (i) management's view that a business combination with Rykoff-Sexton would provide JP Foodservice with the strategic and other benefits considered by the JP Foodservice Board at the meeting on June 29, 1997; (ii) the proposed adjustment to the Original Exchange Ratio in light of various factors, including the financial condition, results of operations, businesses and prospects of JP Foodservice and Rykoff-Sexton, current industry, economic and market conditions, and other factors that led to revision of the Original Exchange Ratio as described above under "-- Background of the Merger--Chronology of Events leading up to the Merger";
(iii) the financial analyses of Goldman Sachs and Smith Barney and the opinions of Goldman Sachs and Smith Barney with respect to the Exchange Ratio described below under "--Opinions of Financial Advisors to JP Foodservice"; and (iv) the effect on JP Foodservice of the elimination or modification of certain customary closing conditions and covenants relating to the Merger provided for in Amendment No. 2 to the Merger Agreement.

RECOMMENDATION OF THE RYKOFF-SEXTON BOARD OF DIRECTORS; REASONS FOR THE MERGER

  The Board of Directors of Rykoff-Sexton has unanimously determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of Rykoff-Sexton, has approved the Merger Agreement and recommends that Rykoff-Sexton stockholders vote "for" adoption of the Merger Agreement.

  At a meeting on June 29, 1997, the Rykoff-Sexton Board of Directors unanimously approved the Original Merger Agreement and the transactions contemplated thereby. At meetings on November 3 and 5, 1997, the Rykoff-Sexton Board unanimously approved Amendment No. 2 to the Merger Agreement, which amended the Original Merger Agreement as described above under "--Background of the Merger--Chronology of Events Leading up to the Merger."

  In evaluating a business combination with JP Foodservice and the transactions contemplated thereby, the Rykoff-Sexton Board of Directors considered a number of factors, including, in addition to the factors referred to in "--Background of the Merger" and "Management of JP Foodservice After the Merger," the factors listed below. The following list is not exhaustive, but includes all material factors considered by the Rykoff-Sexton Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Rykoff-Sexton Board of Directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual members of the Rykoff-Sexton Board may have given different weights to different factors.

  The factors considered by the Rykoff-Sexton Board of Directors at the meeting on June 29, 1997 included the following:

    (i) Management's Recommendation. The Rykoff-Sexton Board of Directors reviewed presentations from, and discussed the terms and conditions of the Merger Agreement and the Merger with, senior executive officers of Rykoff-Sexton, representatives of Rykoff-Sexton's legal counsel and representatives of Rykoff-Sexton's financial advisors. The Rykoff-Sexton Board considered management's view of recent trends in the United States foodservice industry. In particular, the Rykoff-Sexton Board of Directors considered management's view that a combination of Rykoff-Sexton with JP Foodservice, the fifth largest broadline food distribution company in the United States, would create the second largest U.S. foodservice distribution company and a strong competitor in the foodservice distribution industry, with increased presence in many of Rykoff-Sexton's existing service areas. In making its determination, the Rykoff-Sexton Board also considered the view expressed by Rykoff-Sexton's management that the Merger with JP Foodservice would further Rykoff-Sexton's strategic objectives. Rykoff-Sexton's management's view is based on its belief that the pattern of consolidation in the foodservice industry will continue, and that sales growth and expansion in existing and into new markets through acquisitions will be essential to compete as a low-cost, high-quality national distributor in the foodservice industry. The Rykoff-Sexton Board also considered management's view as to the importance of a transaction with JP Foodservice in creating a larger organization in order to maintain historical growth rates in an increasingly consolidating industry and competitive environment.

    (ii) JP Foodservice's Business, Condition, Prospects and Management. In evaluating the terms of the Merger, the Rykoff-Sexton Board of Directors considered information with respect to the financial condition, results of operations and businesses of JP Foodservice, on both a historical and prospective basis, and JP Foodservice's success in increasing sales and profitability and implementing strategic acquisitions over the last several years. The Rykoff-Sexton Board of Directors also considered the quality, experience and breadth of JP Foodservice's senior management team and the growth-oriented corporate culture of JP Foodservice's management. In evaluating JP Foodservice's prospects, the Rykoff-Sexton Board of Directors considered, among other things, the strengths of JP Foodservice's food distribution businesses, including its customer relationships, and the challenges facing the foodservice distribution business, including competition from traditional broadline foodservice distribution competitors (such as SYSCO Corp. and Alliant Foodservice, Inc.) and specialized system distributors (such as Prosource, Inc. and AmeriServ Food Company).

    (iii) Strategic Benefits. In reviewing the Merger and JP Foodservice's assets and operations, the Rykoff-Sexton Board of Directors considered Rykoff-Sexton's strategic plan as an independent company and the belief that Rykoff-Sexton's ability to pursue its plan would be enhanced by the Merger. In particular, Rykoff-Sexton's Board of Directors reviewed the complementary nature of the businesses of the two companies, the potential of the combined entity to increase sales by offering complementary product lines and services to customers now only partially served by Rykoff-Sexton and/or JP Foodservice, the economies of scale, cost savings and synergies that management of Rykoff-Sexton believes over time may result from the combination of Rykoff-Sexton and JP Foodservice, as discussed below under "--Potential Cost Savings and Operating Synergies," and the availability of experienced management to address the challenges associated with successfully integrating the businesses of the two corporations. In particular, the Rykoff-Sexton Board of Directors considered the role of Rykoff-Sexton management in its recent acquisition history, focusing on the successful integration of a number of significant regional foodservice distributors and the significant cost savings and operating synergies that have been realized since the consummation of the US Foodservice Acquisition in May 1996.

    (iv) Terms and Conditions of the Merger Agreement. The Rykoff-Sexton Board of Directors considered the terms and conditions of the Original Merger Agreement, including the Original Exchange Ratio. The Rykoff-Sexton Board of Directors also considered the terms of the Stock Options, the Support Agreement, the proposed amendment of the Rykoff-Sexton Rights Plan (as defined herein) and the JP/Van Stekelenburg Employment Agreement (as defined herein).

    (v) Tax and Accounting Treatment. The Rykoff-Sexton Board of Directors also approved the transaction relying upon its belief that the Merger would be accomplished on a tax-free basis for federal income tax purposes (other than cash received in lieu of fractional shares) and accounted for as a pooling of interests transaction.

    (vi) Opinions of Merrill Lynch and Wasserstein Perella. The Rykoff-Sexton Board of Directors considered as favorable to its determination the oral opinions delivered by each of Merrill Lynch and Wasserstein Perella on June 29, 1997, each of which was subsequently confirmed in a written opinion to the Rykoff-Sexton Board of Directors dated June 30, 1997, to the effect that, as of such date, the Original Exchange Ratio was fair from a financial point of view to the holders of Rykoff-Sexton Common Shares (other than JP Foodservice and its affiliates). The Rykoff-Sexton Board of Directors reviewed a financial comparison of Rykoff-Sexton and JP Foodservice, studied the potential impact of the Merger on the balance sheet and earnings per share of Rykoff-Sexton, and analyzed certain historical and estimated financial information (including sales, net income, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT")) for Rykoff-Sexton, JP Foodservice and the pro forma combined entity resulting from the Merger and the relative contributions of Rykoff-Sexton and JP Foodservice to the combined entity. The Rykoff-Sexton Board also considered the expectation that, based upon the Exchange Ratio, the Merger would be accretive to holders of Rykoff-Sexton Common Shares on an earnings per share basis and that holders of Rykoff-Sexton Common Shares would receive a premium over market for their shares in connection with the Merger. See "-- Opinion of Financial Advisors to Rykoff-Sexton." Copies of Merrill Lynch's and Wasserstein Perella's written opinions to the Rykoff-Sexton Board of Directors dated November 5, 1997, the date of Amendment No. 2 to the Merger Agreement, are attached as Appendix D and Appendix E, respectively, to this Joint Proxy Statement/Prospectus and are incorporated herein by reference.

    (vii) Financial Flexibility; Equity Markets. The Rykoff-Sexton Board of Directors considered the fact that the combined company will have improved financial flexibility and a more attractive currency with which to pursue future strategic acquisitions. Specifically, the Board of Directors considered the fact that following the Merger, JP Foodservice could be expected to have greater borrowing capacity than Rykoff-Sexton would have on a stand-alone basis, the likelihood that the debt of the combined company would be rated at a level above the current rating of Rykoff-Sexton's indebtedness, and the greater public float that would be available to Rykoff-Sexton stockholders in the form of JP Foodservice Common Shares compared to the current public float of Rykoff-Sexton Common Shares. The Board also considered the fact that the combined entity should attract a stronger equity analyst following in the public markets following the Merger due to the combined company's size and enhanced position in the foodservice industry.

  In approving Amendment No. 2 to the Merger Agreement on November 3 and November 5, 1997, the Rykoff-Sexton Board of Directors considered the following factors, among others: (i) management's view that a business combination with JP Foodservice would provide Rykoff-Sexton with the strategic and other benefits considered by the Rykoff-Sexton Board at the meeting on June 29, 1997; (ii) the proposed adjustment to the Original Exchange Ratio in light of various factors, including the financial condition, results of operations and businesses of JP Foodservice and Rykoff-Sexton, current market conditions, the elimination of certain closing conditions described under clause (v) below and other factors that led to the revision of the Original Exchange Ratio as described above under "--Background of the Merger-- Chronology of Events Leading up to the Merger"; (iii) the financial analyses of Merrill Lynch and Wasserstein Perella and the opinions of Merrill Lynch and Wasserstein Perella with respect to the Exchange Ratio described below under "--Opinions of Financial Advisors to Rykoff-Sexton"; (iv) the risks and benefits to Rykoff-Sexton stockholders of proceeding with a revised transaction with JP Foodservice relative to other alternatives, including continuing as an independent company; and (v) the effect on Rykoff-Sexton of the elimination or modification of certain closing conditions and covenants relating to the Merger provided for in Amendment No. 2 to the Merger Agreement, including the substantial reduction of the risk of non-consummation of the Merger.

POTENTIAL COST SAVINGS AND OPERATING SYNERGIES

  Management of JP Foodservice and Rykoff-Sexton have estimated that the combination of JP Foodservice and Rykoff-Sexton could create opportunities for operating cost savings of approximately $14 million during the first twelve-month period following the Effective Time, $20 million during the second twelve-month period following the Effective Time and $30 million annually thereafter. These cost savings are expected to be realized primarily through the restructuring of operations. See "Unaudited Pro Forma Combining Consolidated Financial Statements for the Merger." In addition, in connection with the Merger, JP Foodservice proposes to enter into the New Credit Facility, which is expected to provide for lower borrowing costs than the overall borrowing costs available under the Existing Bank Credit Facilities. See "Description of Proposed New Financing Arrangements--New Credit Facility." Management estimates that the New Credit Facility will provide annual interest cost savings of approximately $5 to $10 million. The estimates of cost savings through the restructuring of operations were based on preliminary evaluations of opportunities for the combined foodservice businesses of JP Foodservice and Rykoff-Sexton to benefit from operating a larger business with cost savings and other synergies associated with the operation of larger-scale distribution facilities that benefit from various economies of scale. Such economies of scale result from increased net purchasing power, more efficient delivery systems, more efficient use of personnel and reduction of overhead costs through elimination of redundant management and overhead expenses. Although no assurances can be given as to the amount, nature and timing of such synergies, the managements of JP Foodservice and Rykoff-Sexton expect that the bulk of these cost savings should be derived from the following opportunities:

    (i) enhanced purchasing leverage (resulting in a lower cost of goods), selection among the most advantageous purchasing programs currently in effect at JP Foodservice and Rykoff-Sexton, and more favorable sales and marketing allowances from suppliers resulting from the increased purchasing power of the combined entity;

    (ii) opportunities to achieve operating efficiencies and synergies, including (a) the consolidation of overlapping distribution centers and related management teams, and reduction of redundant facility costs, and
  (b) rationalization of routing logistics for facilities with overlapping service areas;

    (iii) opportunities to increase the sales volume and related earnings for self-manufactured items through JP Foodservice's sales force;

    (iv) the combination of certain management and administrative functions of JP Foodservice and Rykoff-Sexton, and the elimination of costs associated with redundant departments and functions, including (a) cost efficiencies in information system operations as a result of the consolidation of such operations and related economies of scale, (b) cost savings from integrated, combined purchasing of equipment and miscellaneous supplies, labels and packaging and (c) rationalization and consolidation of employee benefit plans, including combined purchasing of insurance;

    (v) opportunities to lower borrowing costs by refinancing certain of the outstanding indebtedness of Rykoff-Sexton, which accrues interest at higher rates than are expected to be charged on borrowings by the combined entity under the New Credit Facility or other financing sources; and

    (vi) the capacity of the combined entity to increase sales by expanding existing regional relationships with chain customers on a national scale and by offering additional product lines and services to customers now only partially served by JP Foodservice and/or Rykoff-Sexton, including, in particular, (a) opportunities for JP Foodservice to offer equipment and supplies, contract and design services and specialty and imported products to additional customers through JP Foodservice's sales force and (b) opportunities for Rykoff-Sexton to offer in certain markets JP Foodservice's "center-of-the-plate" (or entree) selections and commodity products.

  The foregoing cost savings estimates were developed jointly by JP Foodservice and Rykoff-Sexton solely for purposes of evaluating the Merger, do not include non-recurring adjustments that will be recorded in conjunction with the Merger, and should not be relied upon as an estimate of actual cost savings that may be achieved, which may vary materially from such estimates. These estimates are based upon assumptions that are inherently uncertain, though considered reasonable by JP Foodservice and Rykoff-Sexton, and are subject to significant business, economic and competitive uncertainties which are difficult to predict and often beyond the control of management.

OPINIONS OF FINANCIAL ADVISORS TO JP FOODSERVICE

  JP Foodservice retained Goldman Sachs and Smith Barney to act as financial advisors to JP Foodservice in connection with the proposed Merger. On November 2, 1997, at a meeting of the Board of Directors of JP Foodservice held to evaluate the Exchange Ratio and the other proposed revisions to the Original Merger Agreement, Goldman Sachs and Smith Barney each delivered an oral opinion (which oral opinions were subsequently confirmed by delivery of written opinions dated November 5, 1997, the date of Amendment No. 2 to the Merger Agreement) to the Board of Directors of JP Foodservice to the effect that, as of such date and based upon and subject to certain matters stated therein and such other matters as Goldman Sachs and Smith Barney considered relevant, the Exchange Ratio was fair from a financial point of view to JP Foodservice.

  In arriving at their respective opinions, each of Goldman Sachs and Smith Barney reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of JP Foodservice and certain senior officers and other representatives and advisors of Rykoff-Sexton concerning the businesses, operations and prospects of JP Foodservice and Rykoff-Sexton. Each of Goldman Sachs and Smith Barney examined certain publicly available business and financial information relating to JP Foodservice and Rykoff-Sexton as well as certain financial forecasts and other information and data for JP Foodservice and Rykoff-Sexton which were provided to or otherwise discussed with Goldman Sachs and Smith Barney by the respective managements of JP Foodservice and Rykoff-Sexton, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. Each of Goldman Sachs and Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of JP Foodservice Common Shares and Rykoff-Sexton Common Shares; the historical and projected earnings and other operating data of JP Foodservice and Rykoff-Sexton; and the capitalization and financial condition of JP Foodservice and Rykoff-Sexton. Each of Goldman Sachs and Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Goldman Sachs and Smith Barney considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Goldman Sachs and Smith Barney considered relevant in evaluating those of JP Foodservice and Rykoff-Sexton. Each of Goldman Sachs and Smith Barney also evaluated the potential pro forma financial impact of the Merger on JP Foodservice. In addition to the foregoing, each of Goldman Sachs and Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Goldman Sachs and Smith Barney deemed appropriate in arriving at their respective opinions. See the summary of the material analyses of Goldman Sachs and Smith Barney described below for further information with respect to the foregoing. Each of Goldman Sachs and Smith Barney noted that their respective opinions were necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Goldman Sachs and Smith Barney as of the date of such opinions.

  In rendering their respective opinions, each of Goldman Sachs and Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Goldman Sachs and Smith Barney. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Goldman Sachs and Smith Barney, the managements of JP Foodservice and Rykoff-Sexton advised each of Goldman Sachs and Smith Barney that such forecasts and other information and data were reasonably prepared reflecting the best currently available estimates and judgments of the respective managements of JP Foodservice and Rykoff-Sexton as to the future financial performance of JP Foodservice and Rykoff-Sexton and the strategic implications and operational benefits anticipated to result from the Merger. Each of Goldman Sachs and Smith Barney assumed, with the consent of the Board of Directors of JP Foodservice, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Goldman Sachs and Smith Barney also assumed, with the consent of the Board of Directors of JP Foodservice, that the Merger will not constitute a change of control of JP Foodservice. The respective opinions of Goldman Sachs and Smith Barney, as set forth therein, relate to the relative values of JP Foodservice and Rykoff-Sexton. Neither Goldman Sachs nor Smith Barney expressed any opinion as to what the value of the JP Foodservice Common Shares actually will be when issued to Rykoff-Sexton stockholders pursuant to the Merger or the price at which the JP Foodservice Common Shares will trade subsequent to the Merger. Neither Goldman Sachs nor Smith Barney made, and neither Goldman Sachs nor Smith Barney was provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of JP Foodservice or Rykoff-Sexton, nor did Goldman Sachs or Smith Barney make any physical inspection of the properties or assets of JP Foodservice or Rykoff-Sexton. Neither Goldman Sachs nor Smith Barney was requested to consider, and neither the opinion of Goldman Sachs nor the opinion of Smith Barney addresses, the relative merits of the Merger as compared to any alternative business strategies that might exist for JP Foodservice or the effect of any other transaction in which JP Foodservice might engage. Although each of Goldman Sachs and Smith Barney evaluated the fairness to JP Foodservice of the Exchange Ratio from a financial point of view, neither Goldman Sachs nor Smith Barney was asked to recommend, and neither Goldman Sachs nor Smith Barney recommended, the specific consideration payable in the Merger, which was determined through negotiation between JP Foodservice and Rykoff-Sexton. No other limitations were imposed by JP Foodservice on either Goldman Sachs or Smith Barney with respect to the investigations made or procedures followed by Goldman Sachs or Smith Barney in rendering their respective opinions.

  THE FULL TEXTS OF THE WRITTEN OPINIONS OF GOLDMAN SACHS AND SMITH BARNEY DATED NOVEMBER 5, 1997, WHICH SET FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN,

ARE ATTACHED HERETO AS APPENDIX B AND APPENDIX C, RESPECTIVELY, AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY. THE OPINIONS OF GOLDMAN SACHS AND SMITH BARNEY ARE DIRECTED TO THE BOARD OF DIRECTORS OF JP FOODSERVICE AND RELATE ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO JP FOODSERVICE, DO NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE JP FOODSERVICE ANNUAL MEETING. THE SUMMARY OF THE RESPECTIVE OPINIONS OF GOLDMAN SACHS AND SMITH BARNEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINIONS.

  In preparing their respective opinions, each of Goldman Sachs and Smith Barney separately performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying the opinion of Goldman Sachs or the opinion of Smith Barney. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, each of Goldman Sachs and Smith Barney believes that their respective analyses must be considered as a whole and that selecting portions of their respective analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinions. In their respective analyses, each of Goldman Sachs and Smith Barney made numerous assumptions with respect to JP Foodservice, Rykoff-Sexton, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JP Foodservice and Rykoff-Sexton. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The respective opinions and analyses of Goldman Sachs and Smith Barney were only one of many factors considered by the Board of Directors of JP Foodservice in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors or management of JP Foodservice with respect to the Exchange Ratio or the proposed Merger. Neither JP Foodservice nor Rykoff-Sexton publicly discloses internal management estimates of the type provided to Goldman Sachs and Smith Barney in connection with their review of the financial terms of the Merger.

  The following is a summary of the material analyses performed by Goldman Sachs and Smith Barney in connection with their respective opinions dated November 5, 1997:

  Selected Company Analysis. Using publicly available information, each of Goldman Sachs and Smith Barney analyzed, among other things, the market values and trading multiples of Rykoff-Sexton and the following selected publicly traded companies in the foodservice distribution industry: JP Foodservice; Performance Food Group Company; and SYSCO Corp. (collectively, the "Selected Companies"). Goldman Sachs compared equity market values as a multiple of estimated net income for the latest twelve months ending September 30, 1997 and 1998 and adjusted market values (equity market value, plus total debt, less cash and cash equivalents) as multiples of latest twelve months (i) sales, (ii) EBITDA and (iii) earnings before interest and taxes ("EBIT"). The range of multiples for the Selected Companies for the latest twelve months was
(i) 0.4x to 0.6x sales, (ii) 10.2x to 14.1x EBITDA and (iii) 13.2x to 18.5x
EBIT.

  Smith Barney compared market values as a multiple of, among other things, estimated calendar 1998 net income and adjusted market values (equity market value, plus total debt and the book value of preferred stock, less cash and cash equivalents) as multiples of, among other things, estimated calendar 1997 revenues, EBITDA and earnings before interest, taxes and amortization ("EBITA"). All multiples were based on closing stock prices as of October 31, 1997 in the case of Performance Food Group Company and SYSCO Corp. and June 27, 1997 (the last trading day prior to public announcement of the Merger) in the case of JP Foodservice and Rykoff-Sexton. Applying a range of multiples for the Selected Companies of estimated calendar 1998 net income and estimated calendar 1997 revenues, EBITDA and EBITA of 13.5x to 19.6x, 0.20x to 0.50x, 7.3x to 10.9x and 9.1x to 13.1x, respectively, to corresponding financial data for Rykoff-Sexton resulted in an equity reference range for Rykoff-Sexton of approximately $9.06 to $26.99 per share, as compared to the equity value implied by the Exchange Ratio of approximately $24.75 per share based on a closing stock price of JP Foodservice Common Shares on October 31, 1997.

  Selected Merger and Acquisition Transactions Analysis. Using publicly available information, each of Goldman Sachs and Smith Barney analyzed the purchase price and implied transaction value multiples paid in selected transactions in the foodservice distribution industry announced or effected, in the case of Goldman Sachs, from 1984 through 1997 and, in the case of Smith Barney, from 1995 through 1997. The selected transactions analyzed by Goldman Sachs consisted of (acquiror/target): JP Foodservice/Mazo-Lerch Co.; Performance Food Group Company/McLane Food Service; Nash Finch/Super Food Services; JP Foodservice/Squeri Food Service, Inc.; JP Foodservice/Arrow Paper Supply & Food Co.; JP Foodservice/Valley Food Distributors; Rykoff-Sexton/US Foodservice; Rykoff-Sexton/Continental Foods; Unifax/White Swan; SUPER VALU/Wetterau; Wal-Mart/McLane; Kraft Foodservice/Three Branches of PYA; Chase Manhattan Bank/PYA North and Midwest (JP Foodservice); Management/White Swan; SYSCO Corp./CFS Continental; Management/IU Foodservice; Marriott Corp./Saga Corp.; ARA Holding Company/ARA Services, Inc.; Staley Manufacturing/CFS Continental, Inc.; and Kraft Foodservice/Clayton Dubilier & Rice (collectively, the "Goldman Sachs Selected Transactions"). The selected transactions analyzed by Smith Barney consisted of (acquiror/target): (i) transactions announced or effected in 1997: Performance Food Group Company/AFI Food Service Distributors; Performance Food Group Company/W.J. Powell Company, Inc.; and JP Foodservice/Mazo-Lerch Company (collectively, the "1997 Transactions"); (ii) transactions announced or effected in 1996: JP Foodservice/Squeri Food Service, Inc.; JP Foodservice/Arrow Paper and Supply Co., Inc.; JP Foodservice/Valley Industries, Inc.; and Rykoff-Sexton/US Foodservice Inc. (collectively, the "1996 Transactions" and, together with the 1997 Transactions, the "1996/1997 Transactions"); and (iii) transactions announced or effected in 1995: JP Foodservice/Foodservice Distribution of Rotelle; Rykoff-Sexton/H&O Foods Inc.; Shamrock Foods Co./Dairy Maid Foods Corp.; Fresh America Corp./Lone Star Produce, Inc.; Proficient Acquisition Corp./Proficient Food Company (Flagstar); Rykoff-Sexton/Olfisco Inc.-Specialty Foods Division; JP Foodservice/Tri-River Foods Inc.; Performance Food Group Company/Cannon Foodservice, Inc.; US Foodservice Inc./City Provisioners Inc.; ProSource Distribution Services/Martin-Brower-60 National Accounts; and Clayton Dubilier & Rice/Kraft Foodservice (collectively, the "1995 Transactions" and, together with the 1996/1997 Transactions, the "Smith Barney Selected Transactions"). Each of Goldman Sachs and Smith Barney compared, among other things, the transaction values in such transactions as multiples of latest 12 months revenues, EBITDA and EBIT. All multiples for the Goldman Sachs Selected Transactions and the Smith Barney Selected Transactions were based on information available at the time of announcement of the applicable transaction. With respect to the Goldman Sachs Selected Transactions analyzed, Goldman Sachs focused primarily on the larger acquisitions, such as the acquisition by Clayton Dubilier & Rice of Kraft Foodservice (0.2x latest twelve months sales) and the acquisition by Rykoff-Sexton of US Foodservice (0.4x latest twelve months sales, 9.7x latest twelve months EBITDA and 13.4x latest twelve months EBIT). In general, the comparability of the Merger to many of the Goldman Sachs Selected Transactions was limited as a result of the smaller sizes and limited publicly available information on those transactions.

  With respect to the Smith Barney Selected Transactions analyzed, Smith Barney focused primarily on the 1996/1997 Transactions. Applying a range of multiples (excluding outliers) for the 1996/1997 Transactions of latest 12 months revenue, EBITDA and EBIT of 0.25x to 0.52x, 8.5x to 10.4x and 9.9x to 16.7x, respectively, to corresponding financial data for Rykoff-Sexton for fiscal year 1997 resulted in an equity reference range for Rykoff-Sexton of approximately $9.89 to $29.74 per share, as compared to the equity value implied by the Exchange Ratio of approximately $24.75 per share based on a closing stock price of JP Foodservice Common Shares on October 31, 1997.

  No company, transaction or business used in the "Selected Company Analysis" or the "Selected Merger and Acquisition Transactions Analysis" as a comparison is identical to JP Foodservice, Rykoff-Sexton or the

Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, Selected Transactions or the business segment, company or transaction to which they are being compared.

  Contribution Analysis. Goldman Sachs analyzed the respective contributions of JP Foodservice and Rykoff-Sexton to the estimated revenue, EBITDA, EBIT, net income and net income plus goodwill of the combined company for fiscal years 1997 through 1999, based on internal estimates of the managements of JP Foodservice and Rykoff-Sexton, before giving effect to certain cost savings and other potential synergies anticipated by the managements of JP Foodservice and Rykoff-Sexton to result from the Merger. This analysis indicated that in fiscal year 1997, JP Foodservice would contribute approximately 32.7% of revenues, 37.7% of EBITDA, 41.4% of EBIT, 62.3% of net income, and 53.8% of net income plus goodwill, of the combined company; in fiscal year 1998, JP Foodservice would contribute approximately 36.1% of revenues, 39.2% of EBITDA, 42.5% of EBIT, 62.3% of net income, and 49.7% of net income plus goodwill, of the combined company; and in fiscal year 1999, JP Foodservice would contribute approximately 36.8% of revenues, 37.7% of EBITDA, 39.9% of EBIT, 53.5% of net income, and 48.2% of net income plus goodwill, of the combined company.

  Smith Barney analyzed the respective contributions of JP Foodservice and Rykoff-Sexton to the estimated revenue, gross profit, EBITDA, EBITA and net income of the combined company for fiscal years 1997 through 2000, based on internal estimates of the managements of JP Foodservice and Rykoff-Sexton, both before and after giving effect to certain cost savings and other potential synergies anticipated by the managements of JP Foodservice and Rykoff-Sexton to result from the Merger and after excluding non-recurring charges, with particular focus on such contributions before giving effect to such cost savings and other potential synergies. This analysis indicated that before giving effect to certain cost savings and other potential synergies,
(i) in fiscal year 1997, JP Foodservice would contribute approximately 32.7% of revenues, 29.5% of gross profit, 37.7% of EBITDA, 39.4% of EBITA and 62.3% of net income, of the combined company; (ii) in fiscal year 1998, JP Foodservice would contribute approximately 36.1% of revenues, 32.8% of gross profit, 39.2% of EBITDA, 40.7% of EBITA and 62.3% of net income, of the combined company; (iii) in fiscal year 1999, JP Foodservice would contribute approximately 36.8% of revenues, 33.6% of gross profit, 37.7% of EBITDA, 38.7% of EBITA and 53.5% of net income, of the combined company; and (iv) in fiscal year 2000, JP Foodservice would contribute approximately 37.5% of revenues, 34.6% of gross profit, 38.1% of EBITDA, 39.0% of EBITA and 51.5% of net income, of the combined company. Based on the Exchange Ratio, current stockholders of JP Foodservice and Rykoff-Sexton would own approximately 50.5% and 49.5%, respectively, of the combined company upon consummation of the Merger, and JP Foodservice and Rykoff-Sexton would constitute approximately 39.2% and 60.8%, respectively, of the adjusted equity value (equity market value, plus total debt, less cash and cash equivalents) of the combined company.

  Discounted Cash Flow Analysis. Each of Goldman Sachs and Smith Barney performed a discounted cash flow analysis of the projected free cash flow of Rykoff-Sexton for the fiscal years 1998 through 2002, based on internal estimates of the management of Rykoff-Sexton. The stand-alone discounted cash flow analysis of Rykoff-Sexton was determined by (i) adding (x) the net present value of projected free cash flows over the five-year period from 1998 to 2002 and (y) the present value of Rykoff-Sexton's estimated terminal value in year 2002 and (ii) subtracting the current net debt of Rykoff-Sexton. The range of estimated terminal values for Rykoff-Sexton at the end of the five-year period was calculated by applying terminal value multiples ranging, in the case of Goldman Sachs, from 7.0x to 9.0x and, in the case of Smith Barney, from 8.0x to 9.0x, to Rykoff-Sexton's projected 2002 EBITDA, representing Rykoff-Sexton's estimated value beyond the year 2002. The cash flows and terminal values of Rykoff-Sexton were discounted to present value using discount rates ranging, in the case of Goldman Sachs, from 10% to 11% and, in the case of Smith Barney, from 10% to 12%. Utilizing such terminal multiples and discount rates, this analysis resulted in an equity reference range for Rykoff-Sexton of, in the case of Goldman Sachs, approximately $21.47 to $33.53 per share and, in the case of Smith Barney, approximately $22.94 to $31.76 per share, as compared to the equity value implied by the Exchange Ratio of approximately $24.75 per share based on a closing stock price of JP Foodservice Common Shares on October 31, 1997.

  Pro Forma Merger Analysis. Each of Goldman Sachs and Smith Barney analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on the projected earnings per share ("EPS") of JP Foodservice for the fiscal years 1998 (assuming a closing date for the Merger of December 31, 1997) through 2000, based on internal estimates of the managements of JP Foodservice and Rykoff-Sexton. The results of the pro forma merger analysis suggested that the Merger could be dilutive to JP Foodservice's EPS in fiscal year 1998 and accretive to JP Foodservice's EPS in fiscal years 1999 and 2000, assuming certain cost savings and other potential synergies anticipated by the managements of JP Foodservice and Rykoff-Sexton to result from the Merger were achieved in the amounts and in the time period contemplated and excluding non-recurring charges. The actual results achieved by the combined company may vary from projected results and the variations may be material.

  Exchange Ratio Analysis. Goldman Sachs compared the Exchange Ratio with the historical ratio of the daily closing prices of JP Foodservice Common Shares and Rykoff-Sexton Common Shares over the last six-month and twelve-month periods and the period from JP Foodservice's initial public offering of JP Foodservice Common Shares on November 15, 1994 through June 25, 1997. The average exchange ratios during such periods were 0.643, 0.631 and 0.985, respectively, as compared to the Exchange Ratio of 0.775. Smith Barney compared the Exchange Ratio with the historical ratio of the daily closing prices of JP Foodservice Common Shares and Rykoff-Sexton Common Shares over the three-month, six-month and 12-month periods ending June 27, 1997 (the last trading day prior to public announcement of the Merger) and the period from JP Foodservice's initial public offering (November 15, 1994) through June 27, 1997. The average exchange ratios during such periods were 0.673, 0.644, 0.634 and 0.988, respectively, as compared to the Exchange Ratio of 0.775.

  Other Factors and Comparative Analyses. In rendering their respective opinions, each of Goldman Sachs and Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) JP Foodservice's and Rykoff-Sexton's historical and projected financial results; (ii) the history of trading prices and volume for JP Foodservice Common Shares and Rykoff-Sexton Common Shares and, in the case of Smith Barney, the relationship between movements in such Common Shares, movements in the common stock of the Selected Companies and movements in the S&P 500 Index; and (iii) selected published analysts' reports on JP Foodservice and Rykoff-Sexton, including analysts' estimates as to the earnings growth potential of JP Foodservice and Rykoff-Sexton. Smith Barney also reviewed the premiums paid in selected transactions with transaction values of $1.0 billion to $1.5 billion and the pro forma ownership of the combined company.

  Pursuant to the terms of its engagement of Goldman Sachs, JP Foodservice has agreed to pay Goldman Sachs for its services in connection with the Merger an aggregate financial advisory fee of $2.5 million. In addition, if in certain circumstances JP Foodservice is entitled to a break-up or similar fee or payment, Goldman Sachs will be entitled to a fee equal to 7.5% of such payment. JP Foodservice has also agreed to reimburse Goldman Sachs for reasonable out-of-pocket expenses incurred by Goldman Sachs in performing its services, including the fees and expenses of its legal counsel, and to indemnify Goldman Sachs and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement of Goldman Sachs.

  Pursuant to the terms of Smith Barney's engagement, JP Foodservice has agreed to pay Smith Barney for its services in connection with the Merger an aggregate financial advisory fee of approximately $1.6 million. In addition, if in certain circumstances JP Foodservice is entitled to a break-up or similar fee or payment, Smith Barney will be entitled to a fee based on such payment. JP Foodservice has also agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses incurred by Smith Barney in performing its services, including the fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

Barney will be entitled to a fee based on such payment. JP Foodservice has also agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses incurred by Smith Barney in performing its services, including the fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

  The terms of the fee arrangements for Goldman Sachs and Smith Barney described above which JP Foodservice believes are customary for transactions similar to the proposed Merger, were negotiated at arm's length between JP Foodservice, on the one hand, and each of Goldman Sachs and Smith Barney, on the other.

  Each of Goldman Sachs and Smith Barney has advised JP Foodservice that, in the ordinary course of business, Goldman Sachs or Smith Barney and their respective affiliates may actively trade or hold the securities of JP Foodservice and Rykoff-Sexton for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and Smith Barney have in the past provided investment banking services to JP Foodservice unrelated to the Merger, for which services they have received compensation, and may provide investment banking services to JP Foodservice in the future. JP Foodservice has engaged Goldman Sachs to provide financial advisory services with respect to JP Foodservice's capital structure and other matters for a period of one year following the Merger. Smith Barney is currently providing JP Foodservice with similar financial advisory services. In addition, Goldman Sachs and its affiliates and Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with JP Foodservice and Rykoff-Sexton.

  Each of Goldman Sachs and Smith Barney is an internationally recognized investment banking firm and was selected by JP Foodservice based on its experience, expertise and familiarity with JP Foodservice and its business. Each of Goldman Sachs and Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

OPINIONS OF FINANCIAL ADVISORS TO RYKOFF-SEXTON

  Rykoff-Sexton retained Merrill Lynch and Wasserstein Perella to act as its financial advisors in connection with a possible business combination. In connection with the Original Merger Agreement, representatives of Merrill Lynch and Wasserstein Perella attended the meeting of the Rykoff-Sexton Board of Directors on June 29, 1997 at which the Rykoff-Sexton Board of Directors considered and approved the Original Merger Agreement. At that meeting, each of Merrill Lynch and Wasserstein Perella orally rendered its respective opinion (subsequently confirmed in a written opinion dated June 30, 1997, collectively, the "Original Rykoff-Sexton Fairness Opinions") that, as of such date (and based upon the matters, assumptions, qualifications and limitations to be set forth in the written opinion, forms of which were presented to the Rykoff-Sexton Board of Directors), the Exchange Ratio was fair to the holders of Rykoff-Sexton Common Shares (other than JP Foodservice and its affiliates) from a financial point of view.

  In connection with the Merger Agreement, representatives of Merrill Lynch and Wasserstein Perella attended the meeting of the Rykoff-Sexton Board of Directors on November 3, 1997 at which the Rykoff-Sexton Board of Directors considered and approved the Merger Agreement as amended by Amendment No. 2 to the Merger Agreement. At that meeting, each of Merrill Lynch and Wasserstein Perella orally rendered its respective opinion (subsequently confirmed in writing as of November 5, 1997, the date of Amendment No. 2 to the Merger Agreement) that, as of such date (and based upon the matters, assumptions, qualifications and limitations to be set forth in the written opinion, forms of which were presented to the Rykoff-Sexton Board of Directors), the Exchange Ratio was fair to the holders of shares of Rykoff-Sexton Common Stock (other than JP Foodservice and its affiliates) from a financial point of view. The Rykoff-Sexton Fairness Opinions supersede the Original Rykoff-Sexton Fairness Opinions.

  THE FULL TEXTS OF THE RYKOFF-SEXTON FAIRNESS OPINIONS, WHICH SET FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY EACH OF MERRILL LYNCH AND WASSERSTEIN PERELLA, ARE ATTACHED AS APPENDIX D AND APPENDIX E, RESPECTIVELY, TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND ARE INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF RYKOFF-SEXTON ARE URGED

TO AND SHOULD READ SUCH RYKOFF-SEXTON FAIRNESS OPINIONS IN THEIR ENTIRETY. THE SUMMARY OF THE RYKOFF-SEXTON FAIRNESS OPINIONS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXTS OF SUCH RYKOFF-SEXTON FAIRNESS OPINIONS. THE RYKOFF-SEXTON FAIRNESS OPINIONS WERE PROVIDED TO THE RYKOFF-SEXTON BOARD OF DIRECTORS FOR ITS USE AND BENEFIT AND ARE DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO THE HOLDERS OF RYKOFF-SEXTON COMMON SHARES (OTHER THAN JP FOODSERVICE AND ITS AFFILIATES), DO NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY RYKOFF-SEXTON TO ENGAGE IN THE MERGER AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY RYKOFF-SEXTON STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER AGREEMENT OR ANY TRANSACTION RELATED THERETO.

  The Exchange Ratio was determined through negotiations between JP Foodservice and Rykoff-Sexton and was approved by the Rykoff-Sexton Board of Directors. Merrill Lynch and Wasserstein Perella provided advice to Rykoff-Sexton during the course of such negotiations.

  The summary set forth below does not purport to be a complete description of the analyses underlying the Rykoff-Sexton Fairness Opinions or the presentations made by Merrill Lynch and Wasserstein Perella to the Rykoff-Sexton Board of Directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at their respective opinions, Merrill Lynch and Wasserstein Perella did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch and Wasserstein Perella believe that their analyses must be considered as a whole and that selecting portions of their analyses, without considering all analyses, would create an incomplete view of the process underlying each of their opinions.

  In performing their analyses, numerous assumptions were made with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Wasserstein Perella, Rykoff-Sexton and/or JP Foodservice. Any estimates contained in the analyses performed by Merrill Lynch and Wasserstein Perella are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty and neither Merrill Lynch nor Wasserstein Perella assume any responsibility for their accuracy. In addition, as described above, the Rykoff-Sexton Fairness Opinions and the joint presentations to the Rykoff-Sexton Board of Directors by Merrill Lynch and Wasserstein Perella were among several factors taken into consideration by the Rykoff-Sexton Board of Directors in making its determination to approve the Merger Agreement. Consequently, the Merrill Lynch and Wasserstein Perella analyses described below should not be viewed as determinative of the decision of the Rykoff-Sexton Board of Directors or Rykoff-Sexton's management with respect to the fairness of the Exchange Ratio.

  In arriving at their respective opinions, each of Merrill Lynch and Wasserstein Perella, among other things: (i) reviewed certain publicly available business and financial information relating to each of Rykoff-Sexton and JP Foodservice which each of Merrill Lynch and Wasserstein Perella deemed relevant; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Rykoff-Sexton and JP Foodservice, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Savings and Synergies"), in each case furnished to Merrill Lynch and Wasserstein Perella by Rykoff-Sexton and JP Foodservice; (iii) conducted discussions with members of senior management and representatives of Rykoff-Sexton and JP Foodservice concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Savings and Synergies; (iv) reviewed the market prices and valuation multiples for Rykoff-Sexton Common Shares and JP Foodservice Common Shares and compared them with those of certain publicly traded companies which each of Merrill Lynch and Wasserstein Perella deemed relevant; (v) reviewed the results of operations of Rykoff-Sexton and JP Foodservice and compared them with those of certain publicly traded companies which each of Merrill Lynch and Wasserstein

Perella deemed relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions which each of Merrill Lynch and Wasserstein Perella deemed relevant (see "Original Premium Analysis" and "Updated Premium Analysis" below); (vii) participated in certain discussions and negotiations among representatives of Rykoff-Sexton and JP Foodservice and their financial and legal advisors; (viii) reviewed the potential pro forma impact of the Merger; (ix) reviewed the Merger Agreement; and (x) reviewed such other financial studies and analyses and took into account such other matters as each of Merrill Lynch and Wasserstein Perella deemed necessary, including Merrill Lynch's and Wasserstein Perella's assessment of current general economic, market and monetary conditions, and which, to the extent material to their respective opinions, are discussed in the following summary.

  In connection with their review, each of Merrill Lynch and Wasserstein Perella relied on the accuracy and completeness of all information supplied or otherwise made available to each of Merrill Lynch and Wasserstein Perella, discussed with or reviewed by or for each of Merrill Lynch and Wasserstein Perella, or publicly available and further relied on the assurances of management of Rykoff-Sexton and JP Foodservice that they were not aware of any facts that would make such information inaccurate or misleading. Each of Merrill Lynch and Wasserstein Perella has not assumed any responsibility for independently verifying such information, has not undertaken an independent evaluation or appraisal of the assets or liabilities of Rykoff-Sexton or JP Foodservice and has not been furnished with any such evaluation or appraisal. In addition, each of Merrill Lynch and Wasserstein Perella has not assumed any obligation to conduct a physical inspection of the properties or facilities of Rykoff-Sexton or JP Foodservice. With respect to the financial forecasts and the Expected Savings and Synergies furnished to or discussed with Merrill Lynch and Wasserstein Perella by Rykoff-Sexton or JP Foodservice, each of Merrill Lynch and Wasserstein Perella assumed that they were reasonably prepared in good faith and reflected the best currently available estimates and judgments of Rykoff-Sexton's and JP Foodservice's managements as to the expected future financial performance of, and expenses and benefits to, Rykoff-Sexton or JP Foodservice, as the case may be, and the Expected Savings and Synergies, and that such forecasted results and Expected Savings and Synergies will be realized in the amounts and at the times indicated thereby. Each of Merrill Lynch and Wasserstein Perella expressed no view as to such financial forecasts and Expected Savings and Synergies or the assumptions on which they were based. In addition, each of Merrill Lynch and Wasserstein Perella assumed that the Merger will qualify for pooling-of-interests accounting treatment in accordance with generally accepted accounting principles and as a tax-free reorganization for United States Federal income tax purposes. Each Rykoff-Sexton Fairness Opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. Neither Merrill Lynch nor Wasserstein Perella was authorized by Rykoff-Sexton or the Rykoff-Sexton Board of Directors to solicit, nor did Merrill Lynch or Wasserstein Perella solicit, third-party indications of interest for the acquisition of all or any part of Rykoff-Sexton. In addition, neither Merrill Lynch nor Wasserstein Perella was asked to consider, and neither Rykoff-Sexton Fairness Opinion in any manner addresses, the price at which or the trading ranges in which JP Foodservice Common Shares will actually trade following the announcement or consummation of the Merger.

  Set forth below is a brief summary of the material analyses presented jointly by Merrill Lynch and Wasserstein Perella to the Rykoff-Sexton Board of Directors in connection with the rendering of the Original Rykoff-Sexton Fairness Opinions (the "Original Summary"). A brief summary of the material analyses presented jointly by Merrill Lynch and Wasserstein Perella to the Rykoff-Sexton Board of Directors in connection with the rendering of the Rykoff-Sexton Fairness Opinions follows immediately after the Original Summary.

  Original Premium Analysis. Merrill Lynch and Wasserstein Perella calculated the percentage stock premium paid for all announced merger of equals transactions between April 20, 1995 and April 20, 1997 with total transaction values greater than $500 million at one day, one week and four week periods prior to the announcement of the merger. The median premium paid by the acquiror for such mergers for the one day, one week and four week periods was 8.9%, 10.2% and 13.6%, respectively.

  Merrill Lynch and Wasserstein Perella then analyzed the premium to the historic stock price of Rykoff-Sexton Common Shares by comparing the $25.10 implied transaction value per share to the closing price of Rykoff-Sexton Common Shares on June 26, 1997, March 27, 1997, December 27, 1996 and June 27, 1996. The $25.10 original implied transaction value per share was determined by multiplying the 0.84 Original Exchange Ratio by the closing price of JP Foodservice Common Shares on June 26, 1997. Based on such comparisons, Merrill Lynch and Wasserstein Perella calculated that the original implied transaction value per share exceeded such stock prices by 27.1%, 41.4%, 59.3% and 77.7%, respectively. Merrill Lynch and Wasserstein Perella also calculated the percentage premium represented by the Original Exchange Ratio over the average exchange ratio (i.e., the average of the ratios of the closing stock prices of Rykoff-Sexton Common Shares to JP Foodservice Common Shares) for 30 days, 60 days, 90 days and 12 months prior to June 26, 1997 and determined that the Original Exchange Ratio represented a premium of 20.7%, 24.1%, 27.0% and 32.6%, respectively, over such average exchange ratio.

  Original Leveraged Contribution Analysis. Merrill Lynch and Wasserstein Perella compared the relative contributions by each of Rykoff-Sexton and JP Foodservice to the original implied combined Market Value of the two companies ("Market Value" being defined for each company as total shares outstanding times a recent closing price per share plus the option spread (options deemed outstanding times average exercise price)) at June 26, 1997 and noted that Rykoff-Sexton's contribution to the original Market Value of the combined entity was 45.6%. Merrill Lynch and Wasserstein Perella also compared the relative contributions by each of Rykoff-Sexton and JP Foodservice to an original hypothetical implied combined market value of the two companies based on (a) a value derived by applying median trading multiples (obtained from the Comparable Company Analysis described below) to estimated 1997 and 1998 Revenues, EBITDA and EBIT for each of Rykoff-Sexton and JP Foodservice (as provided by the respective managements of Rykoff-Sexton and JP Foodservice) and (b) subtracting, in each case, net debt. Based on estimated 1997 financial data, Rykoff-Sexton's rates of contribution to such original hypothetical implied combined market value based on Revenues, EBITDA and EBIT were 60.8%, 54.1% and 47.7%, respectively. Such contribution rates correspond to original implied exchange ratios of 1.240, .942 and .728, respectively. Based on estimated 1998 financial data, Rykoff-Sexton's rates of contribution to such original hypothetical implied combined market value based on Revenues, EBITDA and EBIT were 56.8%, 52.7% and 47.5%, respectively. Such contribution rates correspond to original implied exchange ratios of 1.048, .888 and .723, respectively. Merrill Lynch and Wasserstein Perella further compared the relative contributions by each of Rykoff-Sexton and JP Foodservice to an original hypothetical implied combined market value of the two companies based on a value derived by applying median trading multiples (obtained from the Comparable Company Analysis described below) to estimated 1997 and 1998 net income for each of Rykoff-Sexton and JP Foodservice (as provided by the respective managements of Rykoff-Sexton and JP Foodservice). Based on estimated 1997 and 1998 financial data as provided by the respective managements of Rykoff-Sexton and JP Foodservice, Rykoff-Sexton's rates of contribution based on net income were 41.0% and 42.6%, respectively, to such original hypothetical implied combined market value. Such contribution rates correspond to original implied exchange ratios of .555 and .593, respectively.

  The contribution analyses pertaining to net income, EBITDA and EBIT (especially those using the estimated 1998 financial data) are believed by Merrill Lynch and Wasserstein Perella to be the most relevant measures primarily because such measures are the most reflective of profitability. Accordingly, based on such measures, Merrill Lynch and Wasserstein Perella calculated a range of original implied exchange ratios based on the contribution analysis described above of 0.60 to 0.90.

  Original Comparable Company Analysis. In order to analyze the Original Exchange Ratio in relationship to the relative public market valuations of Rykoff-Sexton and JP Foodservice, Merrill Lynch and Wasserstein Perella compared the stock price and operating performance of Rykoff-Sexton and JP Foodservice with certain selected comparable public foodservice distributors (i.e., SYSCO Corp., Performance Food Group Company, International Multifoods Corporation and ProSource, Inc.). Merrill Lynch and Wasserstein Perella calculated the following market trading multiples for each of such companies based on last twelve months ("LTM") data as of June 26, 1997 and estimates for each of their respective next fiscal years ("NFY") (in the cases of Rykoff-Sexton and JP Foodservice based on projections provided by the respective managements and in the cases of the other companies, based on research analyst reports): Market Value (as of June 26, 1997) as a multiple of net income and book value; and "Adjusted Market Value" (defined as Market Value minus cash and cash equivalents plus total debt (including asset securitization), capitalized leases, preferred stock and minority interest) (as of June 26, 1997) as a multiple of sales, EBITDA and EBIT.


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


  Finding the results for SYSCO Corp. ("SYSCO") and Performance Food Group Company ("PFGC") most relevant for comparison purposes with Rykoff-Sexton and JP Foodservice, Merrill Lynch and Wasserstein Perella compared Rykoff-Sexton, JP Foodservice, SYSCO and PFGC and determined that (i) original Market Values as a multiple of LTM net income were 36.0x, 29.8x, 22.1x and 21.8x, respectively; (ii) original Market Values as a multiple of LTM book value were 1.6x, 3.0x, 4.5x and 2.5x, respectively; (iii) original Adjusted Market Values as a multiple of LTM sales were 0.4x, 0.5x, 0.5x and 0.3x, respectively; (iv) original Adjusted Market Values as a multiple of LTM EBITDA were 9.6x, 11.7x, 10.3x and 11.4x, respectively; and (v) original Adjusted Market Values as a multiple of LTM EBIT were 13.7x, 14.6x, 13.4x and 14.9x, respectively. Additionally, Merrill Lynch and Wasserstein Perella determined that (i) original Market Values as a multiple of NFY net income were 22.3x, 19.7x, 19.5x and 18.8x, respectively; (ii) original Market Values as a multiple of NFY book value were 1.5x, 2.5x and 4.1x for Rykoff-Sexton, JP Foodservice and SYSCO, respectively (NFY book value was not available for PFGC); (iii) original Adjusted Market Values as a multiple of NFY sales were 0.3x, 0.4x, 0.4x and 0.2x, respectively; (iv) original Adjusted Market Values as a multiple of NFY EBITDA were 8.3x, 9.7x, 9.3x and 9.5x, respectively; and (v) original Adjusted Market Values as a multiple of NFY EBIT were 11.5x, 12.1x, 11.9x and 11.7x, respectively.

  Based on the calculation of such ranges, Merrill Lynch and Wasserstein Perella derived ranges of original hypothetical implied adjusted market values and original hypothetical implied market values for each of Rykoff-Sexton and JP Foodservice by applying what Merrill Lynch and Wasserstein Perella judged to be the appropriate multiples derived therefrom to the relevant LTM (fiscal year ended June 30, 1997) financial information (as provided by the respective managements of Rykoff-Sexton and JP Foodservice) of each of Rykoff-Sexton and JP Foodservice. Assuming net debt of $669.4 million for Rykoff-Sexton and $207.0 million for JP Foodservice, the original hypothetical implied adjusted market value range was $1,173 million to $1,340 million for Rykoff-Sexton and $787 million to $876 million for JP Foodservice; and the original hypothetical implied market value range was $503 million to $671 million for Rykoff-Sexton and $580 million to $669 million for JP Foodservice. The range of original hypothetical implied market values of each of Rykoff-Sexton and JP Foodservice was then divided by 28.0 million shares for Rykoff-Sexton and 22.3 million shares for JP Foodservice, respectively, to yield a range of original hypothetical implied market values per share of $18.00 to $24.00 for Rykoff-Sexton and $26.00 to $30.00 for JP Foodservice. From such original hypothetical implied ranges, Merrill Lynch and Wasserstein Perella calculated a range of original implied exchange ratios of 0.60 to 0.92.

  No company utilized in the Comparable Company Analysis was identical to Rykoff-Sexton or JP Foodservice. Accordingly, an analysis of the results of this comparison is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable companies and other factors that could affect the value of such companies and consequently, the comparisons with Rykoff-Sexton and JP Foodservice.

  Original Relative Discounted Cash Flow Analysis. Merrill Lynch and Wasserstein Perella performed discounted cash flow ("DCF") analyses for the five-year period ending with the 2002 fiscal year on the stand-alone unlevered free cash flows of Rykoff-Sexton and JP Foodservice, based on estimates of projected financial performance prepared by the respective managements of Rykoff-Sexton and JP Foodservice. Unlevered free cash flows were calculated as the after-tax unlevered earnings of Rykoff-Sexton and JP Foodservice, respectively, plus depreciation and amortization and other non-cash items, plus (or minus) net changes in working capital, minus projected capital expenditures. Merrill Lynch and Wasserstein Perella calculated terminal values by applying a range of terminal EBITDA multiples of 7.0x to 10.0x to the projected year 2002 EBITDA of Rykoff-Sexton and JP Foodservice, respectively. The unlevered free cash flows and terminal values were then discounted to the present value using a range of discount rates of 9.0% to 11.0% to yield a range of Adjusted Market Values and, after subtracting current net debt, Market Values.

  Based on such calculations, Merrill Lynch and Wasserstein Perella determined ranges of original hypothetical implied adjusted market values and original hypothetical implied market values for each of Rykoff-Sexton and JP Foodservice by applying what Merrill Lynch and Wasserstein Perella judged to be the most relevant discount rates and terminal multiples. Assuming net debt of $669.4 million for Rykoff-Sexton and $207.0 million for

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


JP Foodservice, such analyses yielded a range of original hypothetical implied adjusted market values for Rykoff-Sexton of $1,368 million to $1,508 million and $854 million to $943 million for JP Foodservice and a range of original hypothetical implied market values of $699 million to $839 million for Rykoff-Sexton and $647 million to $736 million for JP Foodservice. The range of original hypothetical implied market values was then divided by 28.0 million shares for Rykoff-Sexton and 22.3 million shares for JP Foodservice to yield a range of original hypothetical implied market values per share of $25.00 to $30.00 for Rykoff-Sexton and $29.00 to $33.00 for JP Foodservice. From such hypothetical ranges, Merrill Lynch and Wasserstein Perella calculated a range of original implied exchange ratios of 0.76 to 1.03.

  With respect to the Relative DCF Analysis, Merrill Lynch and Wasserstein Perella believe that the selection of an appropriate discount rate is an inherently subjective process and is affected by such factors as Rykoff-Sexton's and JP Foodservice's cost of capital, the uncertainty associated with achieving the projections provided by the managements of Rykoff-Sexton and JP Foodservice and transaction risks generally. Merrill Lynch and Wasserstein Perella also believe that the Relative DCF Analysis is a widely used valuation methodology, but that it relies on numerous assumptions regarding the future performance of a company and the future economic environment, including earnings growth rates, unlevered free cash flows, terminal values and discount rates, all of which are inherently uncertain because they are predicated upon future events and circumstances.

  Original Pro Forma Merger Analysis. Based on projections (including the Expected Savings and Synergies) prepared by the managements of JP Foodservice and Rykoff-Sexton, and provided to Merrill Lynch and Wasserstein Perella in connection with the rendering of the Original Rykoff-Sexton Fairness Opinions, Merrill Lynch and Wasserstein Perella compared Rykoff-Sexton's projected EPS on a stand-alone basis to the portion of the pro forma projected EPS of the combined company allocable to the holders of JP Foodservice Common Shares to be owned on a pro forma basis by the Rykoff-Sexton stockholders. The analysis indicated that, for the Rykoff-Sexton stockholders, the Merger would be 42.2%, 20.1% and 15.0% accretive for the fiscal years ended June 30, 1998, 1999 and 2000, respectively.

  Set forth below is a brief summary of the material analyses presented jointly by Merrill Lynch and Wasserstein Perella to the Rykoff-Sexton Board of Directors in connection with the rendering of the Rykoff-Sexton Fairness Opinions.

  Updated Premium Analysis. Merrill Lynch and Wasserstein Perella updated the universe of all announced merger of equals transactions with total transaction values greater than $500 million from April 20, 1995 to October 31, 1997. Merrill Lynch and Wasserstein Perella then recalculated the median premium paid by the acquiror for such mergers for the one day, one week and four week periods as 10.5%, 13.5% and 16.3%, respectively.

  Merrill Lynch and Wasserstein Perella then performed the same analysis described in the second paragraph of the "Original Premium Analysis" section of the Original Summary using an implied transaction value per share of $24.75 and the 0.775x revised Exchange Ratio. Based on such values, Merrill Lynch and Wasserstein Perella calculated that the implied transaction value per share exceeded the closing price of Rykoff-Sexton Common Stock on June 27, 1997, March 27, 1997, December 27, 1996 and June 27, 1996 by 26.1%, 39.4%, 57.1% and
75.2%, respectively. Merrill Lynch and Wasserstein Perella also calculated the percentage premium represented by the 0.775x Exchange Ratio over the average exchange ratio for 30 days, 60 days, 90 days and 12 months prior to October 31, 1997 and determined that the Exchange Ratio represented a premium of 13.5%, 12.0%, 15.4% and 22.2%, respectively, over such average ratio.

  Updated Leveraged Contribution Analysis. Merrill Lynch and Wasserstein Perella performed the same analysis described in the "Original Leveraged Contribution Analysis" section of the Original Summary and compared the relative contributions by each of Rykoff-Sexton and JP Foodservice to a hypothetical implied combined market value of the two companies based on a value derived by applying median trading multiples (obtained from the Updated Comparable Company Analysis described below) to estimated 1998 Revenues,

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


EBITDA and EBIT for each of Rykoff-Sexton and JP Foodservice (as provided by the respective managements of Rykoff-Sexton and JP Foodservice) and subtracting, in each case, net debt (as of September 27, 1997). Based on LTM (as of September 27, 1997) financial data (as provided by the respective managements of Rykoff-Sexton and JP Foodservice since the date of the Original Rykoff-Sexton Fairness Opinions), Rykoff-Sexton's rates of contribution to such hypothetical implied combined market value based on Revenues, EBITDA and EBIT were 59.4%, 52.1% and 44.0%, respectively, corresponding to implied exchange ratios of 1.174, .874 and .631, respectively. Based on estimated 1998 financial data (as provided by the respective managements of Rykoff-Sexton and JP Foodservice since the date of the Original Rykoff-Sexton Fairness Opinions), Rykoff-Sexton's rates of contribution based on Revenues, EBITDA and EBIT were 56.3%, 53.9% and 47.6%, respectively, corresponding to implied exchange ratios of 1.036, .940 and .731, respectively. Based on LTM (as of September 27, 1997) and revised estimated 1998 financial data as provided by the respective managements of Rykoff-Sexton and JP Foodservice since the date of the Original Rykoff-Sexton Fairness Opinions, Rykoff-Sexton's rates of contribution based on net income were 39.2% and 43.3%, respectively, corresponding to implied exchange ratios of .519 and .614, respectively.

  Based on such updated numbers, Merrill Lynch and Wasserstein Perella calculated a range of implied exchange ratios based on the Leveraged Contribution Analysis of 0.52x to 0.94x.

  Updated Comparable Company Analysis. Merrill Lynch and Wasserstein Perella performed the same analysis described in the "Original Comparable Company Analysis" section of the Original Summary using revised estimates for SYSCO and PFGC (in each case, using Market Values and Adjusted Market Values as of October 31, 1997). Based on such revised estimates, Merrill Lynch and Wasserstein Perella determined that, for SYSCO and PFGC, (i) Market Values as a multiple of LTM net income were 22.7x and 18.4x, respectively; (ii) Market Values as a multiple of LTM book value were 4.9x and 2.1x, respectively; (iii) Adjusted Market Values as a multiple of LTM sales were 0.5x and 0.3x, respectively; (iv) Adjusted Market Values as a multiple of LTM EBITDA were 10.6x and 9.7x, respectively; and (v) Adjusted Market Values as a multiple of LTM EBIT were 13.8x and 12.6x, respectively. Additionally, Merrill Lynch and Wasserstein Perella determined that (i) Market Values as a multiple of NFY net income were 20.7x and 16.6x, respectively; (ii) Market Values as a multiple of NFY book value were 3.6x and 1.9x, respectively; (iii) Adjusted Market Values as a multiple of NFY sales were 0.5x and 0.2x, respectively; (iv) Adjusted Market Values as a multiple of NFY EBITDA were 9.8x and 8.5x, respectively; and (v) Adjusted Market Values as a multiple of NFY EBIT were 12.6x and 10.9x, respectively.

  Assuming net debt of $673.2 million for Rykoff-Sexton and $220.6 million for JP Foodservice, Merrill Lynch and Wasserstein Perella calculated a hypothetical implied adjusted market value range of $1,178 million to $1,326 million for Rykoff-Sexton and $703 million to $841 million for JP Foodservice; and a hypothetical implied market value range of $504 million to $653 million for Rykoff-Sexton and $482 million to $620 million for JP Foodservice. The range of hypothetical implied market values of each of Rykoff-Sexton and JP Foodservice was then divided by 29.7 million shares for Rykoff-Sexton and 23.0 million shares for JP Foodservice, respectively, to yield a range of hypothetical implied market values per share of $17.00 to $22.00 for Rykoff-Sexton and $21.00 to $27.00 for JP Foodservice. From such hypothetical implied ranges, Merrill Lynch and Wasserstein Perella calculated a range of implied exchange ratios of 0.63x to 1.05x.

  Updated Discounted Cash Flow Analysis. Merrill Lynch and Wasserstein Perella performed the same analysis described in the "Original Discounted Cash Flow Analysis" section of the Original Summary using discount rates of 9.0% to 12.0%. Assuming net debt of $673.2 million for Rykoff-Sexton and $220.6 million for JP Foodservice, such analyses yielded a range of hypothetical implied adjusted market values for Rykoff-Sexton of $1,385 million to $1,622 million and $818 million to $1,002 million for JP Foodservice and a range of hypothetical implied market values of $712 million to $949 million for Rykoff-Sexton and $597 million to $781 million for JP Foodservice. The range of hypothetical implied market values was then divided by 29.7 million shares for Rykoff-Sexton and 23.0 million shares for JP Foodservice to yield a range of hypothetical implied market values per share of $24.00 to $32.00 for Rykoff-Sexton and $26.00 to $34.00 for JP Foodservice. From such hypothetical ranges, Merrill Lynch and Wasserstein Perella derived a range of implied exchange ratios of 0.71x to 1.23x.


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


  Updated Pro Forma Merger Analysis. Merrill Lynch and Wasserstein Perella performed the same analysis described in the "Original Pro Forma Merger Analysis" section of the Original Summary and found that, for the Rykoff-Sexton stockholders, the Merger would be 28.9%, 13.7% and 10.5% accretive for the fiscal years ended June 30, 1998, 1999 and 2000, respectively.

  Pursuant to a letter agreement, dated April 15, 1997, among Rykoff-Sexton, Merrill Lynch and Wasserstein Perella, Rykoff-Sexton agreed to pay Merrill Lynch and Wasserstein Perella (such fee to be divided equally) 0.52% of the implied transaction value minus the amount (if any) paid to Merrill Lynch and Wasserstein Perella pursuant to the succeeding sentence. In addition, if, in certain circumstances, Rykoff-Sexton is entitled to a break up or similar fee or payment or obtains any profit resulting from any option on any shares of JP Foodservice, Merrill Lynch and Wasserstein Perella shall be entitled to 20% of the excess (if any) of such fees, payments and profits over Rykoff-Sexton's direct out-of-pocket expenses incurred in connection with the business combination giving rise to such fees, payments or profits, subject to a cap of the maximum amount that would have been payable to Merrill Lynch and Wasserstein Perella had the Merger been consummated. Rykoff-Sexton has also agreed to reimburse Merrill Lynch and Wasserstein Perella for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their legal counsel, and to indemnify Merrill Lynch and Wasserstein Perella and certain related persons for certain liabilities related to or arising out of their engagement, including certain liabilities under the Federal securities laws.

  The terms of the fee arrangement with Merrill Lynch and Wasserstein Perella, which each of Merrill Lynch, Wasserstein Perella and Rykoff-Sexton believe are customary in transactions of this nature, were negotiated at arm's length among Rykoff-Sexton, Merrill Lynch and Wasserstein Perella, and the Rykoff-Sexton Board of Directors was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Merrill Lynch and Wasserstein Perella is contingent upon consummation of the Merger.

  Rykoff-Sexton retained Merrill Lynch and Wasserstein Perella based upon their experience and expertise. Each of Merrill Lynch and Wasserstein Perella are internationally recognized investment banking and advisory firms and members of Merrill Lynch and Wasserstein Perella have substantial experience in transactions such as the Merger and in valuing companies. Each of Merrill Lynch and Wasserstein Perella, as part of its investment banking business, is continuously engaged in, among other things, the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has, in the past, provided financial advisory and financing services to Rykoff-Sexton and/or its affiliates and may continue to do so and has received fees for the rendering of such services. In the ordinary course of its business, each of Merrill Lynch and Wasserstein Perella may actively trade in the securities of Rykoff-Sexton and JP Foodservice for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Certain affiliates of Merrill Lynch own, prior to the Merger, approximately 36% of the outstanding Rykoff-Sexton Common Shares and have representatives serving on the Rykoff-Sexton Board of Directors. See "--Interests of Certain Persons in the Merger." Certain stockholders of Rykoff-Sexton who are affiliates of Merrill Lynch are parties to contractual arrangements related to the Merger and with respect to their existing Rykoff-Sexton Common Shares and the JP Foodservice Common Shares to be received by them in the Merger. Neither of the Rykoff-Sexton Fairness Opinions took into account or in any way addressed the implications to such stockholders of such contractual arrangements.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of the Boards of Directors and management of JP Foodservice and Rykoff-Sexton and certain holders of Rykoff-Sexton Common Shares have certain interests in the Merger that are different from, or in addition to, the interests generally of stockholders of JP Foodservice or Rykoff-Sexton, as applicable. Such interests relate to or arise from, among other things, the terms of the Merger Agreement providing for (i) the JP Foodservice Board of Directors after the Effective Time to consist of certain members from the board of directors of each of the companies, (ii) the division of senior management positions of JP Foodservice after the Effective Time among the existing senior management of each of the companies, (iii) certain employment, severance and change in control agreements for executive officers of Rykoff-Sexton and provisions for the treatment of certain

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

employee benefits for which executive officers of Rykoff-Sexton are eligible,
(iv) the assumption of employee stock options and other rights granted to employees of Rykoff-Sexton, including executive officers, and the fact that, under the terms thereof, substantially all existing stock options and other rights held by executive officers and directors of Rykoff-Sexton become fully vested by reason of stockholder approval of the Rykoff-Sexton Proposal, and
(v) the indemnification of existing directors and officers of Rykoff-Sexton. In addition, Merrill Lynch, which was retained by Rykoff-Sexton as one of its financial advisors in connection with the Merger, is an affiliate of the ML Investors. Such additional interests, which are believed to be all of the material interests, are described below. The JP Foodservice Board of Directors and the Rykoff-Sexton Board of Directors were each aware of these interests of their respective directors and officers and, in the case of Rykoff-Sexton, certain stockholders and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Employment, Change in Control and Severance Agreements. Prior to the execution of the Merger Agreement, Rykoff-Sexton entered into the Original Van Stekelenburg Employment Agreement (as defined herein) and a Change in Control Agreement with Mark Van Stekelenburg, the Chairman, President and Chief Executive Officer of Rykoff-Sexton. Three other executive officers (Harold E. Feather, Executive Vice President, Strategic Planning; Richard J. Martin, Executive Vice President and Chief Financial Officer; and Robert J. Harter, Jr., Senior Vice President, Administration and General Counsel) of Rykoff-Sexton and David F. McAnally, former Senior Vice President and Chief Financial Officer of Rykoff-Sexton, also are parties to Change in Control Agreements. These agreements, as well as certain other Rykoff-Sexton compensation arrangements, provide, under specified circumstances, payments and other benefits to the executives who are parties to these agreements and arrangements upon or after a "change of control" of Rykoff-Sexton. The consummation of the Merger will constitute a "change in control" of Rykoff-Sexton under these agreements and arrangements. As a result, Messrs. Van Stekelenburg and Harter and, if the Merger is consummated before September 2, 1998, Mr. McAnally will receive specified payments and other benefits upon consummation of the Merger. If their employment is terminated under certain circumstances, Messrs. Feather and Martin also could receive specified payments and other benefits upon or after consummation of the Merger. For a description of such specified benefits, see "Management of JP Foodservice after the Merger--Rykoff-Sexton Executive Compensation."

  Mr. Van Stekelenburg will receive $2,616,250 and 62,168 Rykoff-Sexton Common Shares and Mr. Harter will receive $964,992 and 22,079 Rykoff-Sexton Common Shares at or prior to the Effective Time in payment of amounts owing under the foregoing agreements and arrangements. If the Merger is consummated by September 2, 1998, Mr. McAnally will receive $919,425 and 21,041 Rykoff-Sexton Common Shares at or prior to the Effective Time in payment of amounts owing under such agreements and arrangements. If the employment of Messrs. Feather or Martin is terminated under circumstances giving rise to benefits under such agreements and arrangements, it is anticipated, based on current compensation levels, that Mr. Feather would receive $1,300,650 and 29,012 Rykoff-Sexton Common Shares and Mr. Martin would receive $968,760 and 22,166 Rykoff-Sexton Common Shares. Messrs. Martin and Feather are expected to become executive officers of JP Foodservice as of the Effective Time (see "Management of JP Foodservice After the Merger--Executive Officers") and such individuals will not receive benefits under the foregoing agreements and arrangements unless their employment is terminated under circumstances described under the caption "Management of JP Foodservice After the Merger--Rykoff-Sexton Executive Compensation." Any Rykoff-Sexton Common Shares to be received by such executive officers in payment of amounts owing under such agreements and arrangements will be converted into the right to receive, or will be paid directly as, JP Foodservice Common Shares at the Exchange Ratio. In addition, the Merger Agreement provides that JP Foodservice will enter into the JP/Van Stekelenburg Employment Agreement with Mr. Van Stekelenburg, who will, as of the Effective Time, become the Vice Chairman and President of JP Foodservice. See "Management of JP Foodservice after the Merger--Rykoff-Sexton Executive Compensation."

  Merrill Lynch Advisory Services. Rykoff-Sexton retained Merrill Lynch to act as one of Rykoff-Sexton's financial advisors in connection with the proposed business combination with JP Foodservice. Merrill Lynch is an affiliate of the ML Investors, who beneficially owned approximately 36% of the Rykoff-Sexton Common

Shares outstanding as of the Rykoff-Sexton Record Date. See "--Opinions of Financial Advisors to Rykoff-Sexton" for a discussion of amounts payable to Merrill Lynch for such financial advisory services.

  Board Designations; Directors. JP Foodservice has agreed in the Merger Agreement that, prior to the Effective Time, it will increase the size of the JP Foodservice Board of Directors from nine to 17 directors. In addition, the Merger Agreement provides that the JP Foodservice Board of Directors, immediately following the Effective Time, will consist of (i) nine individuals, including each of the incumbent members of the JP Foodservice Board of Directors (or their replacements), (ii) seven individuals, two of whom will be individuals designated by MLCP, one of whom will be Mr. Van Stekelenburg and four of whom (Messrs. Maslon, Sweet, Sell and Miscoll), will be current incumbents of the Rykoff-Sexton Board of Directors who are not employees of Rykoff-Sexton or its subsidiaries or affiliated with MLCP and
(iii) one additional person to be designated by the Chairman of JP Foodservice following the Merger. Mr. Van Stekelenburg will be appointed to the class of directors of the JP Foodservice Board of Directors whose term expires in 1998. The two directors who will be designated by MLCP will be appointed, one each, to the class of directors whose terms expire in 1999 and 2000, respectively. Of the four directors to be selected by Rykoff-Sexton pursuant to clause (ii) above, Mr. Maslon will be appointed to the class of directors whose term expires in 1998 and Mr. Sweet will be appointed to the class of directors whose term expires in 1999.

  The Merger Agreement also provides that, as of the Effective Time, the JP Foodservice Board of Directors will initially have an audit committee, a compensation committee and a nominating committee. Each committee will consist of four directors, two of whom will be designated by JP Foodservice, one of whom will be designated by Rykoff-Sexton and one of whom will be designated by mutual agreement of JP Foodservice and Rykoff-Sexton. The initial chairman of each of the audit committee, the compensation committee and the nominating committee will be the JP Foodservice director who is currently the incumbent chairman of such committee until such chairman's replacement is duly designated by the JP Foodservice Board of Directors. If any of such committee chairs becomes vacant for any reason prior to the Effective Time, the chairman will be the person thereafter designated by the JP Foodservice Board of Directors pursuant to the Certificate of Incorporation and By-Laws of JP Foodservice. One member of the nominating committee of the JP Foodservice Board of Directors (and of an executive committee thereof, if such a committee is established) will be designated by MLCP as Rykoff-Sexton's designee thereon. See "Management of JP Foodservice After the Merger--Directors."

  Combined Company Management. See "Management of JP Foodservice After the Merger" for information concerning the expected composition of the senior management of JP Foodservice after the Effective Time.

  Registration Rights Agreement. In connection with the US Foodservice Acquisition, Rykoff-Sexton executed the Registration Rights Agreement, pursuant to which the ML Investors have certain "demand" and "piggyback" rights, and other stockholders named therein and Frank H. Bevevino have certain "piggyback" rights, requiring Rykoff-Sexton to register under the Securities Act the transfer of all or a portion of the Registrable Securities. Such "demand" and "piggyback" rights will remain in effect until the resale of such Registrable Securities is no longer subject to restrictions under the Securities Act. Pursuant to the Support Agreement, JP Foodservice has agreed, as of the Effective Time, to assume Rykoff-Sexton's rights and obligations under the Registration Rights Agreement and will be required, subject to certain limitations and qualifications, to register under the Securities Act the transfer of all or a portion of the 8,943,517 JP Foodservice Common Shares that will be issued in the Merger pursuant to the Exchange Ratio in exchange for Registrable Securities to holders thereof who have rights under the Registration Rights Agreement. See "Other Agreements--Registration Rights Agreement."

  Stock Options and Other Rights. As of September 27, 1997, 2,004,918 Options were outstanding under the Rykoff-Sexton Stock Plans, of which 1,209,173 Options were fully vested and exercisable as of that date. Of the remaining Options, 395,388 will automatically become fully vested upon stockholder approval of the Rykoff-Sexton Proposal. The unvested Options currently outstanding under the Amended and Restated US Foodservice 1993 Stock Option Plan will become fully vested and exercisable on January 1, 1998, in accordance with their terms. In addition, effective August 5, 1997, Rykoff-Sexton granted 356,500 Options, which will not vest automatically in connection with the Merger, but will become fully vested and exercisable in accordance with their terms. As of September 27, 1997, directors and executive officers of Rykoff-Sexton held 840,930 Options that are expected to be Assumed Options and that may be converted into the right to receive 651,720 JP Foodservice Common Shares at the Exchange Ratio.

  As of September 27, 1997, 150,977 Restricted Shares were issued and outstanding under the Rykoff-Sexton Stock Plans and subject to a risk of forfeiture and restrictions on transfer and 349,000 Rykoff-Sexton Common Shares were subject to outstanding Performance Share Awards granted under the Rykoff-Sexton Stock Plans. As of September 27, 1997, directors and executive officers of Rykoff-Sexton held 47,374 Restricted Shares and 346,000 Performance Share Awards. Upon stockholder approval of the Rykoff-Sexton Proposal, all Restricted Shares then outstanding will automatically become nonforfeitable and freely transferable (subject to any transfer restrictions under applicable securities laws and described in "The Merger--Restrictions on Resale of JP Foodservice Common Shares by Affiliates") and all Rykoff-Sexton Common Shares subject to Performance Share Awards then outstanding will become issuable. Such Restricted Shares and all of such Rykoff-Sexton Common Shares subject to Performance Share Awards will thereafter be converted, at the Effective Time, into the right to receive 304,864 JP Foodservice Common Shares at the Exchange Ratio.

  Indemnification; Insurance. Pursuant to the Merger Agreement, JP Foodservice has agreed to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors or officers of Rykoff-Sexton and its subsidiaries (and any of their respective predecessors, including, without limitation, US Foodservice) as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of Rykoff-Sexton or in Section
7.13 of the merger agreement governing the US Foodservice Acquisition. The certificate of incorporation and by-laws of the Surviving Corporation are required to contain the provisions with respect to indemnification that are set forth in the Certificate of Incorporation and By-Laws of Rykoff-Sexton as of June 30, 1997, and such provisions may not be amended, repealed or otherwise modified, except as required by law, for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at (or at any time prior to) the Effective Time were directors or officers of Rykoff-Sexton or its subsidiaries (or any of its predecessors). Rykoff- Sexton's Certificate of Incorporation provides for indemnification by Rykoff-Sexton, to the fullest extent permitted by the DGCL, of its officers, directors, employees and agents. Rykoff-Sexton also has entered into separate indemnification agreements with each of its executive officers and each of its directors (other than the Merrill Lynch designees) pursuant to which Rykoff-Sexton has agreed to indemnify such individuals to the fullest extent permitted by law. In addition, the Merger Agreement provides that, from and after the Effective Time, directors and officers of Rykoff-Sexton who become directors or officers of JP Foodservice will be entitled to the same indemnity rights and protections, and directors' and officers' liability insurance, as are afforded from time to time to other directors and officers of JP Foodservice. The JP Foodservice By-Laws provide for indemnification by JP Foodservice, to the fullest extent permitted by the DGCL, of its officers, directors, employees and agents.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  JP Foodservice has received from Wachtell, Lipton, Rosen & Katz, and Rykoff-Sexton has received from Jones, Day, Reavis & Pogue, such firm's opinion, dated the date of this Joint Proxy Statement/Prospectus, that, based upon and subject to certain facts, representations and assumptions set forth therein, the following discussion, except as otherwise indicated, represents such firm's opinion as to the material federal income tax consequences of the Merger under applicable law in effect as of such date.

  The following is a summary of the material federal income tax consequences of the Merger, without regard to the particular facts and circumstances of each stockholder of Rykoff-Sexton, and assumes that the Merger is completed as contemplated herein. The summary assumes that the Rykoff-Sexton Common Shares converted in the Merger are held as capital assets. It does not discuss all of the consequences that may be relevant to stockholders of Rykoff-Sexton subject to special treatment under the Code (such as insurance companies, financial institutions, dealers in securities, exempt organizations or foreign persons) or to stockholders of Rykoff-Sexton who acquired their Rykoff-Sexton Common Shares pursuant to the exercise of employee stock options or otherwise as compensation. The summary does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or of the Merger itself. No information is provided herein with respect to the tax consequences, if any, of the Merger under state, local, foreign or other tax laws.

  JP Foodservice and Rykoff-Sexton expect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and that for federal income tax purposes no gain or loss will be recognized by stockholders of Rykoff-Sexton upon the receipt of JP Foodservice Common Shares in exchange for Rykoff-Sexton Common Shares pursuant to the Merger (except with respect to the receipt of cash by a holder of Rykoff-Sexton Common Shares in lieu of a fractional share interest in JP Foodservice Common Shares). The Internal Revenue Service (the "Service") has not been and will not be asked to rule on the tax consequences of the Merger. Instead, JP Foodservice will rely on the opinion of Wachtell, Lipton, Rosen & Katz, counsel to JP Foodservice, and Rykoff-Sexton will rely on the opinion of Jones, Day, Reavis & Pogue, counsel to Rykoff- Sexton, as to certain federal income tax consequences of the Merger. Such opinions will be based upon facts and assumptions described therein and certain representations that are expected to be made as of the Closing Date by JP Foodservice and Rykoff-Sexton and certain stockholders of Rykoff-Sexton. Such customary representations include representations relating to the absence of plans to engage in certain transactions with respect to Merger Sub and the assets of Rykoff-Sexton, the continued operation of Rykoff-Sexton's historic business after the Merger, payment of Merger expenses, limitation on cash paid for fractional shares in connection with the Merger, and the nature of compensation paid to employee-stockholders of Rykoff-Sexton after the Merger. The opinions of Wachtell, Lipton, Rosen & Katz and Jones, Day, Reavis & Pogue will be dated as of the Closing Date and will be based on current laws and interpretations thereof, including the Code, the regulations promulgated thereunder, administrative rulings and practice and judicial authority, all of which are subject to change, possibly with retroactive effect. An opinion of counsel is not binding on the Service and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more positions reflected in such opinions or that such opinions will be upheld by the courts if challenged by the Service. Each holder of Rykoff-Sexton Common Shares is urged to consult such stockholder's own tax and financial advisors as to the federal income tax consequences of the Merger under such stockholder's own particular facts and circumstances and also as to any state, local, foreign or other tax consequences arising out of the Merger.

  The obligation of each of JP Foodservice and Rykoff-Sexton to consummate the Merger is conditioned on, among the other material conditions described in "The Merger Agreement--Conditions; Waivers," the receipt (or waiver thereof) by JP Foodservice of the opinion of Wachtell, Lipton, Rosen & Katz described above and the receipt (or waiver thereof) by Rykoff-Sexton of the opinion of Jones, Day, Reavis & Pogue described above substantially to the following effect:

    (a) the Merger will constitute a "reorganization" within the meaning of
  Section 368(a) of the Code;

    (b) JP Foodservice and Rykoff-Sexton will each be party to such reorganization within the meaning of Section 368(b) of the Code;

    (c) no gain or loss will be recognized by JP Foodservice or Rykoff-Sexton as a result of the Merger;

    (d) no gain or loss will be recognized by the stockholders of Rykoff-Sexton upon the exchange of their Rykoff-Sexton Common Shares solely for JP Foodservice Common Shares pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional JP Foodservice Common Shares;

    (e) the aggregate tax basis of the JP Foodservice Common Shares received by Rykoff-Sexton stockholders solely in exchange for Rykoff-Sexton Common Shares pursuant to the Merger (including fractional JP Foodservice Common Shares for which cash is received) will be the same as the aggregate tax basis of the Rykoff-Sexton Common Shares surrendered in exchange therefor; and

    (f) the holding period for JP Foodservice Common Shares received in exchange for Rykoff-Sexton Common Shares pursuant to the Merger will include the holding period of the Rykoff-Sexton Common Shares exchanged therefor, provided such Rykoff-Sexton Common Shares were held as capital assets by the stockholder at the Effective Time.

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


  The receipt by a holder of Rykoff-Sexton Common Shares of cash in lieu of a fractional share interest in JP Foodservice Common Shares will be treated as though the fractional share interest in JP Foodservice Common Shares was received as a part of the reorganization exchange and then redeemed by JP Foodservice, and, assuming that the redemption of the fractional share interest in JP Foodservice Common Shares is characterized as a sale or exchange of such stock and not as a dividend, a Rykoff-Sexton stockholder will recognize gain or loss at the Effective Time in an amount equal to the difference between the amount of cash received and the basis of the fractional share interest in JP Foodservice Common Shares deemed to be surrendered (determined as described in (e) above), which gain or loss will be capital gain or loss if the JP Foodservice Common Shares constituted a capital asset in the hands of the Rykoff-Sexton stockholder at the Effective Time. Any such capital gain or loss will be long-term capital gain or loss if such stockholder's holding period for the fractional share interest in JP Foodservice Common Shares (determined as described in (f) above) is more than one year. In the case of an individual Rykoff-Sexton stockholder, any such capital gain will be taxed at a maximum rate of 28% if such holder's holding period is more than one year but not more than 18 months and at a maximum rate of 20% if such holder's holding period is more than 18 months.

RESTRICTIONS ON RESALE OF JP FOODSERVICE COMMON SHARES BY AFFILIATES

  The issuance of JP Foodservice Common Shares to Rykoff-Sexton stockholders in connection with the Merger has been registered under the Securities Act. Such shares may be traded freely and without restriction by those Rykoff-Sexton stockholders who are not deemed to be "affiliates" of Rykoff-Sexton within the meaning of the Securities Act. An affiliate of Rykoff-Sexton, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, Rykoff-Sexton. Any subsequent transfer of JP Foodservice Common Shares issued in the Merger by any person who is an affiliate of Rykoff-Sexton at the time adoption of the Merger Agreement is submitted for stockholder approval at the Rykoff-Sexton Special Meeting will, under existing law, require either (i) the registration of such transfer under the Securities Act, (ii) compliance with Rule 145 promulgated under the Securities Act (which permits limited sales under certain circumstances) or (iii) the availability of another exemption from registration. The foregoing restrictions are expected to apply to, among other persons, directors and executive officers of Rykoff-Sexton and the holders of 10% or more of the Rykoff-Sexton Common Shares converted in the Merger, including the ML Investors.

  SEC guidelines regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. SEC guidelines indicate further that the pooling of interests method of accounting generally will not be challenged on the basis of sales by affiliates of the acquiring or acquired company if such affiliates do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a business combination during the period beginning 30 days before the consummation of the business combination and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

  Each of JP Foodservice and Rykoff-Sexton has agreed in the Merger Agreement to use its best efforts to cause each person who is an affiliate of such party (for purposes of qualifying the Merger for pooling of interests accounting treatment and, in the case of Rykoff-Sexton, for purposes of Rule 145) to deliver to the other party prior to the Effective Time a written agreement intended to preserve the ability to treat the Merger as a pooling of interests and to ensure compliance with the Securities Act.

  JP Foodservice has agreed in the Merger Agreement to use its best efforts to publish, not later than 45 days after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations, combined sales and net income figures as contemplated by and in accordance with the terms of the SEC Accounting Series Release No. 135.

  From and after the Effective Time, the ML Investors will have the right under the Registration Rights Agreement to require JP Foodservice, for a specified period and subject to certain limitations and qualifications, to register under the Securities Act the transfer of all or a portion of the JP Foodservice Common Shares acquired by them in the Merger in exchange for Registrable Securities, thus permitting the sale of such Rykoff-Sexton Common Shares to the general public in the circumstances and subject to the conditions and restrictions set forth therein. The ML Investors also will have "piggyback" registration rights with respect to JP Foodservice Common Shares issued to them in the Merger in exchange for Registrable Securities. See "Risk Factors--Shares Eligible for Future Sale" and "Other Agreements--Registration Rights Agreement."

AMENDMENTS TO RIGHTS PLANS

  JP Foodservice Rights Plan. JP Foodservice has amended the terms of the JP Foodservice Rights Agreement (as defined under "Description of JP Foodservice Capital Stock--Common Shares, Rights and Series A Preferred Stock") to provide that the execution, delivery and performance of the Merger Agreement, the Stock Option Agreements and the Support Agreement will not (i) cause any "Rights" (as defined in the JP Foodservice Rights Agreement) to become exercisable or (ii) cause Rykoff-Sexton or the ML Investors or any of its or their affiliates or associates to become an "Acquiring Person" (as defined in the JP Foodservice Rights Agreement). For a more complete description of the JP Foodservice Rights Agreement, see "Description of JP Foodservice Capital Stock--Common Shares, Rights and Series A Preferred Stock."

  Rykoff-Sexton Rights Plan. Rykoff-Sexton has amended the terms of the Rykoff-Sexton Rights Agreement (as defined under "Description of Rykoff-Sexton Capital Stock--Common Shares, Rights and Series A Preferred Stock") to provide that the execution, delivery and performance of the Merger Agreement, the Stock Option Agreements and the Support Agreement will not (i) cause any "Rights" (as defined in the Rykoff-Sexton Rights Agreement) to become exercisable, (ii) cause JP Foodservice or any of its affiliates or associates to become an "Acquiring Person" (as defined in the Rykoff-Sexton Rights Agreement) or (iii) give rise to a "Distribution Date" or "Triggering Event" (as each such term is defined in the Rykoff-Sexton Rights Agreement). For a more complete description of the Rykoff-Sexton Rights Agreement, see "Description of Rykoff-Sexton Capital Stock--Common Shares, Rights and Series A Preferred Stock."

CLEARANCE UNDER FEDERAL ANTITRUST LAWS

  The Merger is subject to the requirements of the HSR Act, which provides that certain acquisition transactions (including the Merger) may not be consummated until certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. JP Foodservice and Rykoff-Sexton filed the required information and material with respect to the Merger with the Antitrust Division and the FTC on July 3, 1997. The required waiting period under the HSR Act with respect to such filings expired on August 2, 1997. Merrill Lynch & Co., Inc., Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P. and Merrill Lynch Capital Appreciation Partnership No. XIII, L.P. and JP Foodservice filed the required information with the Antitrust Division and the FTC on September 8, 1997. The required waiting period under the HSR Act with respect to such filing expired on October 8, 1997. ML Offshore LBO Partnership No. B-XVIII filed the required information with the Antitrust Division and the FTC on September 10, 1997. The required waiting period under the HSR Act with respect to such filing expired on October 10, 1997. Satisfaction or termination of the waiting period requirement with respect to any such filing does not preclude the Antitrust Division, the FTC or any other party either before or after the Effective Time from challenging or seeking to delay or enjoin the Merger on antitrust or other grounds. There can be no assurance that such a challenge will not be made or, if made, would not succeed.

ACCOUNTING TREATMENT

  It is intended that the Merger will be accounted for by JP Foodservice as a pooling of interests in accordance with generally accepted accounting principles. It is a condition to the consummation of the Merger that
(i) Rykoff-Sexton and JP Foodservice receive a letter, dated as of the Closing Date, from Rykoff-Sexton's independent accountants stating that Rykoff-Sexton will meet the criteria for pooling of interests accounting under APB Opinion No. 16 and applicable SEC rules and regulations and (ii) JP Foodservice and Rykoff-Sexton receive a letter, dated as of the Closing Date, from JP Foodservice's independent accountants stating that the

Merger will qualify for accounting as a pooling of interests under APB Opinion No. 16 and applicable SEC rules and regulations. See "The Merger Agreement-- Conditions; Waivers--Conditions to Each Party's Obligations to Effect the Merger."

LISTING OF JP FOODSERVICE COMMON SHARES ON THE NYSE

  It is a condition to each party's obligation to consummate the Merger that the JP Foodservice Common Shares to be issued pursuant to the Merger (including shares issuable upon exercise of the Assumed Options and Assumed Warrants) be approved for listing on the NYSE, subject only to official notice of issuance. JP Foodservice has agreed to use its best efforts to cause such shares to be so approved for listing, subject only to official notice of issuance, prior to the Effective Time.

ABSENCE OF DISSENTERS' RIGHTS

  Both JP Foodservice and Rykoff-Sexton are incorporated under the laws of the State of Delaware, and, accordingly, are governed by the provisions of the DGCL. Pursuant to Section 262(b)(1) of the DGCL, the stockholders of Rykoff-Sexton are not entitled to appraisal rights in connection with the Merger because Rykoff-Sexton Common Shares are listed on the NYSE and such stockholders will receive as consideration in the Merger only shares of JP Foodservice Common Shares, which shares will be listed on the NYSE upon the closing of the Merger, and cash in lieu of fractional shares. In addition, JP Foodservice stockholders are not entitled to appraisal rights under Section 262 of the DGCL because, even though approval of such stockholders is required for the issuance of JP Foodservice Common Shares in the Merger pursuant to the requirements of the NYSE, JP Foodservice is not a constituent corporation in the Merger.

EXCHANGE OF CERTIFICATES

  As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail a letter of transmittal and instructions to each holder of record (other than JP Foodservice, Merger Sub or any other subsidiary of JP Foodservice) of certificates that immediately prior to the Effective Time represented outstanding Rykoff-Sexton Common Shares (the "Certificates"). Such letter of transmittal and instructions are to be used in forwarding the Certificates for surrender and exchange for the Merger Consideration. After the Effective Time there will be no further registrations of transfers on the stock transfer books of the Surviving Corporation of the Rykoff-Sexton Common Shares which were outstanding immediately prior to the Effective Time. RYKOFF-SEXTON STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. At and after the Effective Time and until surrendered as provided above, Certificates will represent solely the right to receive the Merger Consideration and the holders of Certificates will not be entitled to receive dividends or any other distributions from JP Foodservice after the Effective Time in respect of such JP Foodservice Common Shares until such Certificates are so surrendered. Upon surrender of a Certificate, there will be paid to the person in whose name such JP Foodservice Common Shares are issued any dividends or other distributions with a record date after the Effective Time and which became payable prior to such surrender with respect to such JP Foodservice Common Shares. After such surrender, there will be paid to the person in whose name the JP Foodservice Common Shares are issued any dividends or other distributions on such shares that have a record date after the Effective Time and a payment date after such surrender, and such payment will be made on such payment date. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. Upon consummation of the Merger, the Rykoff-Sexton Common Shares will cease to be traded on the NYSE, and there will be no further market for Rykoff-Sexton Common Shares.

                             THE MERGER AGREEMENT

  This section of the Joint Proxy Statement/Prospectus describes all material terms of the Merger Agreement. The following description, however, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Appendix A and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined have the meanings given to such terms in the Merger Agreement.

GENERAL

  Subject to the terms and conditions of the Merger Agreement, Rykoff-Sexton will be merged with and into Merger Sub at the Effective Time. The separate corporate existence of Rykoff-Sexton will then cease, and Merger Sub will be the Surviving Corporation and will continue to be governed by the laws of the State of Delaware.

  Certificate of Incorporation and By-laws of Surviving Corporation. The Merger Agreement provides that the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time will become the certificate of incorporation of the Surviving Corporation, except that Article First of such certificate of incorporation will be amended to change the name of Merger Sub to "Rykoff-Sexton, Inc." The by-laws of Merger Sub in effect at the Effective Time will become the by-laws of the Surviving Corporation.

  Directors and Officers of Surviving Corporation. The directors and officers of Merger Sub at the Effective Time will become the directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

  Directors and Executive Officers of JP Foodservice. See "Management of JP Foodservice After the Merger" for a description of terms of the Merger Agreement providing for (i) the JP Foodservice Board of Directors after the Effective Time to consist of nine directors of JP Foodservice, five persons who are currently directors of Rykoff-Sexton, two persons to be designated by MLCP, and one additional person to be selected by the Chief Executive Officer of JP Foodservice, and (ii) the division of senior management positions of JP Foodservice after the Effective Time among the existing senior management of JP Foodservice and Rykoff-Sexton.

  Conversion of Rykoff-Sexton Common Shares. At the Effective Time, each issued and outstanding Rykoff-Sexton Common Share (other than such shares, if any, owned by JP Foodservice, Merger Sub or Rykoff-Sexton, which will be canceled) will be converted into the right to receive 0.775 of a JP Foodservice Common Share. If, prior to the Effective Time, the outstanding Rykoff-Sexton Common Shares or JP Foodservice Common Shares are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon with a record date within such period, the Exchange Ratio will be adjusted accordingly to provide the holders of Rykoff-Sexton Common Shares with the same economic effect as contemplated by the Merger Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

  Fractional Shares. No fractional JP Foodservice Common Shares will be issued in the Merger. In lieu of any such fractional shares, each holder of Rykoff-Sexton Common Shares pursuant to the Merger will be paid an amount in cash (without interest) determined by multiplying (a) the fractional interest to which such holder otherwise would be entitled by (b) the average of the closing prices of JP Foodservice Common Shares as reported on the NYSE Composite Reporting Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) during the ten trading days preceding the fifth trading day prior to the Closing Date. As soon as practicable after the determination of the amount of cash, if any, to be paid to former stockholders of Rykoff-Sexton in lieu of any fractional interests, JP Foodservice will deposit with the Exchange Agent the cash necessary for such purpose.

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  Assumption of Options and Warrants. At the Effective Time (i) each Option will be converted into an option (an "Assumed Option") to acquire, on the same terms and conditions that were applicable under such Option, a number of JP Foodservice Common Shares equal to the product, rounded to the nearest whole share, of the number of Rykoff-Sexton Common Shares subject to such Option immediately prior to the Effective Time and the Exchange Ratio, at a price per share equal to the aggregate exercise price per Rykoff-Sexton Common Share subject to such Option divided by the Exchange Ratio and rounded to the nearest whole cent; and (ii) each Warrant will be assumed by JP Foodservice and will constitute a warrant (an "Assumed Warrant") to acquire, otherwise on the same terms and conditions that were applicable under such Warrant, a number of JP Foodservice Common Shares determined pursuant to the terms of the Assumed Warrants. As soon as practicable following the Effective Time, and upon surrender of the outstanding Options and Warrants, JP Foodservice will deliver to holders of Assumed Options and Assumed Warrants appropriate option and warrant agreements representing the right to acquire JP Foodservice Common Shares on the same terms and conditions as contained in the Assumed Options and Assumed Warrants (subject to any adjustments required by the preceding sentence). JP Foodservice will take all corporate action necessary to reserve for issuance a sufficient number of JP Foodservice Common Shares for delivery upon exercise of the Assumed Options and Assumed Warrants.

  JP Foodservice will file one or more registration statements on Form S-8 (or any successor form) or another appropriate form, effective as of, or reasonably promptly following, the Effective Time, with respect to JP Foodservice Common Shares subject to Assumed Options and will use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and the prospectus or prospectuses contained therein) for so long as the Assumed Options remain outstanding.

EFFECTIVE TIME

  The Merger will be consummated and become effective at the time of the filing of a certificate of merger pursuant to the DGCL with the Secretary of State of the State of Delaware (or at such later date and time as JP Foodservice and Rykoff-Sexton shall agree and specify in such certificate), which will be as soon as practicable on the Closing Date.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the parties thereto. The following summary lists all material representations and warranties contained in the Merger Agreement.

  The Merger Agreement includes representations and warranties by Rykoff-Sexton as to, among other things, the following: (a) the corporate organization, standing and power of Rykoff-Sexton and its subsidiaries and the nature of Rykoff-Sexton's investments in its significant subsidiaries, (b) Rykoff-Sexton's capitalization, (c) the authorization of the Merger Agreement and the Option Agreements, (d) the noncontravention by the Merger Agreement or the Option Agreements of any charter or by-law provision, or any agreement, law or order which would prevent consummation of the Merger, and the absence of the need (except as specified) for governmental or third-party consents to the Merger, (e) the financial statements included in the Rykoff-Sexton Annual Report on Form 10-K and in periodic reports subsequently filed by Rykoff-Sexton with the SEC under the Exchange Act, (f) the liabilities and compliance with applicable laws of employee plans of Rykoff-Sexton and its subsidiaries, certain other matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (g) tax deficiencies and certain other tax matters, (h) the stockholder vote required for the adoption of the Merger Agreement, (i) the inapplicability of state takeover statutes and certain provisions of Rykoff- Sexton's Certificate of Incorporation, (j) the absence of any action by Rykoff-Sexton or its affiliates that would prevent the Merger from being accounted for as a pooling of interests, (k) brokers and finders employed by Rykoff-Sexton, (l) the fairness opinions received by Rykoff-Sexton, (m) ownership of JP Foodservice Common Shares and (n) the nonapplicability of the Rykoff-Sexton Rights Agreement.

  The Merger Agreement also includes representations and warranties by JP Foodservice and Merger Sub as to, among other things, the following: (a) the corporate organization, standing and power of JP Foodservice and its subsidiaries and the nature of JP Foodservice's investments in its significant subsidiaries, (b) JP Foodservice's capitalization, (c) the authorization of the Merger Agreement, (d) the noncontravention by the Merger Agreement

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or the Option Agreements of any charter or by-law provision, or any agreement, law or order which would prevent consummation of the Merger, and the absence of the need (except as specified) for governmental or third-party consents to the Merger, (e) the financial statements included in the JP Foodservice Annual Report on 10-K and in periodic reports subsequently filed by JP Foodservice with the SEC under the Exchange Act, (f) the liabilities and compliance with applicable laws of employee plans of JP Foodservice and its subsidiaries, and certain other matters relating to ERISA, (g) tax deficiencies and certain other tax matters, (h) the stockholder vote required for the adoption of the Merger Agreement and the Merger and the issuance of JP Foodservice Common Shares in connection therewith, (i) the inapplicability of state takeover statutes, (j) the absence of any action by JP Foodservice or its affiliates that would prevent the Merger from being accounted for as a pooling of interests, (k) brokers and finders employed by JP Foodservice, (l) the fairness opinions received by JP Foodservice, (m) ownership of Rykoff-Sexton Common Shares and (n) the nonapplicability of the JP Foodservice Rights Agreement.

  The representations and warranties of each of the parties contain various exceptions for materiality, knowledge and previously disclosed information. Although certain of the representations and warranties of each of the parties are deemed to be conditions to the Merger to the extent provided for in the Merger Agreement, they will not survive the Merger.

  In connection with the execution of Amendment No. 2 to the Merger Agreement on November 5, 1997, JP Foodservice and Rykoff-Sexton eliminated from the Merger Agreement a number of representations and warranties relating to each company's operations and financial condition that had been contained in the Original Merger Agreement. Such representations and warranties related to, among other matters, with respect to each company, certain documents filed with the SEC, the absence of undisclosed liabilities, the conduct of business in the ordinary course, the absence of certain changes or events, including any material adverse change in the company's business, financial condition or results of operations (a "Material Adverse Change"), compliance with applicable laws, pending or threatened litigation, intellectual property, material contracts and certain environmental matters. See "The Merger-- Background of the Merger--Chronology of Events Leading up to the Merger."

BUSINESS OF RYKOFF-SEXTON PENDING THE MERGER

  Rykoff-Sexton has agreed that, among other things, prior to the Effective Time, it will take certain actions or refrain from taking certain actions except (i) as contemplated by the Merger Agreement, (ii) as disclosed in writing to an executive officer of JP Foodservice prior to November 5, 1997,
(iii) as disclosed in Rykoff-Sexton's Disclosure Schedule, in documents filed by Rykoff-Sexton with the SEC since June 28, 1997, in the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part (as filed with the SEC prior to November 5, 1997) or in any press release issued by Rykoff-Sexton prior to November 5, 1997 or (iv) as otherwise permitted by the prior written consent of JP Foodservice. Subject to the foregoing exceptions, (i) Rykoff-Sexton will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations; (ii) except as may be required by law or any plan, program, contract or arrangement in effect on November 5, 1997, Rykoff-Sexton will not, and will not permit any of its subsidiaries to, (a) grant to any current or former director, officer, any regional vice president or president of any division of Rykoff-Sexton or its subsidiaries any increase in compensation, bonus or other benefits, except as required by employment agreements in effect as of April 27, 1996, (b) grant to any such current or former director, officer, regional vice president or president of any division any increase in severance or termination pay or (c) enter into, or amend, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer, regional vice president or president of any division; or (iii) except as may be required by law or any plan, program, contract or arrangement in effect on November 5, 1997, Rykoff-Sexton will not, and will not permit any of its subsidiaries to, adopt or amend any collective bargaining agreement (other than renegotiations required by any such collective bargaining agreement), employment agreement, consulting agreement, severance agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit,

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


hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of Rykoff-Sexton or any of its wholly-owned subsidiaries in any manner which would, individually, or in the aggregate, involve amounts in excess of $1,000,000. Rykoff-Sexton and any Rykoff-Sexton subsidiary will not be deemed in violation of this covenant if such violation is cured prior to the Effective Time. Without limiting the generality of the foregoing, but subject to the exceptions described above, neither Rykoff-Sexton nor any of its subsidiaries will:

    (a) other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Rykoff-Sexton to its parent, or by a subsidiary that is partially owned by Rykoff-Sexton or any of its subsidiaries, provided that Rykoff-Sexton or any such subsidiary receives or is to receive its proportionate share thereof, or regular semi-annual dividends not to exceed $.03 per share, (i) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuance of Rykoff-Sexton Common Shares upon the exercise of Rykoff-Sexton Employee Stock Options or the Assumed Warrants, in each case, outstanding as of the date of the Merger Agreement in accordance with their terms (including cashless exercise) or issued pursuant to paragraph (b) below or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Rykoff-Sexton or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of this clause (iii), for the deemed acceptance of shares upon cashless exercise of Rykoff-Sexton Employee Stock Options outstanding on the date of the Merger Agreement, or in connection with withholding obligations relating thereto);

    (b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Rykoff-Sexton Common Shares upon the exercise or conversion of Rykoff-Sexton Employee Stock Options or the Assumed Warrants, in each case, outstanding as of the date of the Merger Agreement in accordance with their terms or the issuance of Rykoff-Sexton Employee Stock Options (and Rykoff-Sexton Common Shares upon the exercise thereof) granted after the date of the Merger Agreement in the ordinary course of business consistent with past practice for employees (so long as such additional amount of Rykoff-Sexton Common Shares subject to Rykoff-Sexton Employee Stock Options issued to such employees does not exceed the lesser of (i) 400,000 Rykoff-Sexton Common Shares in the aggregate and (ii) the number of Rykoff-Sexton Common Shares subject to Rykoff-Sexton Employee Stock Options issued during Rykoff-Sexton's fiscal year ended June 28, 1997, and so long as no such options will be subject to accelerated vesting in connection with the Merger);

    (c) amend its certificate of incorporation, by-laws or other comparable organizational documents;

    (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person, or, except for transactions in the ordinary course of business consistent with past practice pursuant to contracts or agreements in force at the date of the Merger Agreement or pursuant to Rykoff-Sexton's capital and operating budgets that were current as of the date of the Merger Agreement, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of Rykoff-Sexton;

    (e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

    (f) make any tax election that individually or in the aggregate would have a material adverse effect on Rykoff-Sexton or any of its tax attributes or settle or compromise any material income tax liability;

    (g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility in effect as of the date of the Merger Agreement, in the ordinary course of business consistent with past practice;

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

    (h) settle any material claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (i) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms; or

    (j) authorize, or commit or agree to take, any of the foregoing actions.

BUSINESS OF JP FOODSERVICE PENDING THE MERGER

  JP Foodservice has agreed that, among other things, prior to the Effective Time, it will take certain actions or refrain from taking certain actions except (i) as contemplated by the Merger Agreement, (ii) as disclosed in writing to an executive officer of Rykoff-Sexton prior to November 5, 1997,
(iii) as disclosed in JP Foodservice's Disclosure Schedule, in documents filed by JP Foodservice with the SEC since June 28, 1997, in the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part (as filed with the SEC prior to November 5, 1997) or in any press release issued by JP Foodservice prior to November 5, 1997 or (iv) as otherwise permitted by the prior written consent of Rykoff-Sexton. Subject to the foregoing exceptions, (i) JP Foodservice will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations; (ii) except as may be required by law or any plan, program, contract or arrangement in effect on November 5, 1997, JP Foodservice will not, and will not permit any of its subsidiaries to, (a) grant to any current or former director, officer, any regional vice president or president of any division of JP Foodservice or its subsidiaries any increase in compensation, bonus or other benefits, except as required by employment agreements in effect as of June 26, 1996, (b) grant to any such current or former director, officer, regional vice president or president of any division any increase in severance or termination pay or (c) enter into, or amend, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer, regional vice president or president of any division; or (iii) except as may be required by law or any plan, program, contract or arrangement in effect on November 5, 1997, JP Foodservice will not, and will not permit any of its subsidiaries to, adopt or amend any collective bargaining agreement (other than renegotiations required by any such collective bargaining agreement), employment agreement, consulting agreement, severance agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of JP Foodservice or any of its wholly-owned subsidiaries in any manner which would, individually, or in the aggregate, involve amounts in excess of $1,000,000. JP Foodservice and any JP Foodservice subsidiary will not be deemed in violation of this covenant if such violation is cured prior to the Effective Time. Rykoff-Sexton has consented to the taking of the actions specified in clauses (ii) and (iii) above so long as such actions do not have a material adverse effect on JP Foodservice. Without limiting the generality of the foregoing, but subject to the exceptions described above, neither JP Foodservice nor any of its subsidiaries will:

    (a) other than dividends and distributions by a direct or indirect wholly-owned subsidiary of JP Foodservice to its parent, or by a subsidiary that is partially owned by JP Foodservice or any of its subsidiaries, provided that JP Foodservice or any such subsidiary receives or is to receive its proportionate share thereof, (i) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of JP Foodservice Common Shares upon the exercise of JP Foodservice Employee Stock Options outstanding as of the date of the Merger Agreement in accordance with their terms (including cashless exercise) or issued pursuant to paragraph (b) below, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of JP Foodservice or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (iii), for the deemed acceptance of

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

  shares upon cashless exercise of JP Foodservice Employee Stock Options, or in connection with withholding obligations relating thereto);

    (b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of JP Foodservice Common Shares upon the exercise of JP Foodservice Employee Stock Options outstanding as of the date of the Merger Agreement in accordance with their terms or the issuance of JP Foodservice Employee Stock Options (and JP Foodservice Common Shares upon the exercise thereof) granted after the date of the Merger Agreement in the ordinary course of business consistent with past practice for employees (so long as such additional amount of JP Foodservice Common Shares subject to JP Foodservice Employee Stock Options issued to such employees does not exceed 300,000 JP Foodservice Common Shares in the aggregate);

    (c) except as contemplated by the Merger Agreement, amend its certificate of incorporation, by-laws or other comparable organizational documents;

    (d) acquire or agree to acquire by merger or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person or, except for transactions in the ordinary course of business consistent with past practice pursuant to contracts or agreements in force at the date of the Merger Agreement or pursuant to JP Foodservice's capital and operating budgets that were current as of the date of the Merger, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of JP Foodservice;

    (e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

    (f) make any tax election that individually or in the aggregate would have a material adverse effect on JP Foodservice or any of its tax attributes or settle or compromise any material income tax liability;

    (g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility in effect as of the date of the Merger Agreement, in the ordinary course of business consistent with past practice;

    (h) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (i) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms; or

    (j) authorize, or commit or agree to take, any of the foregoing actions.

NO SOLICITATION

  Under the Merger Agreement, Rykoff-Sexton and JP Foodservice have agreed that, prior to the Effective Time, they will not directly or indirectly solicit or encourage (including by way of furnishing information), or authorize any individual, corporation or other entity to solicit or encourage (including by way of furnishing information), from any third party any inquiries or proposals relating to, or conduct negotiations or discussions with any third party with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any proposal or offer relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger or consolidation of it or any of its subsidiaries with or into any corporation or other entity other than as provided in the Merger Agreement, the Option Agreements or the Support Agreement (and each party is required to notify promptly the other of all of the relevant details relating to all inquiries and proposals which it may receive relating to any such matters).

CERTAIN OTHER COVENANTS

  Under the Merger Agreement, both JP Foodservice and Rykoff-Sexton have agreed as follows: (a) to use best efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement; (b) to afford access to officers, employees, counsel, accountants and other authorized representatives of the other party, during the period prior to the Effective Time, to their respective properties, books, contracts, commitments, personnel and records and, during such period, to furnish promptly to such representatives (i) all information filed by it pursuant to the requirements of federal and state securities laws and (ii) all information concerning their respective businesses, properties and personnel as may reasonably be requested; (c) that Rykoff-Sexton will use best efforts to cause each person deemed to be an affiliate of Rykoff-Sexton to deliver to JP Foodservice not less than 30 days prior to the Effective Time, an affiliate letter with respect to Rule 145 under the Securities Act, in the form attached to the Merger Agreement; (d) that JP Foodservice will use its best efforts to cause the JP Foodservice Common Shares issuable pursuant to the Merger Agreement (including shares issuable upon exercise of the Assumed Options and Assumed Warrants) to be approved for listing on the NYSE, subject only to official notice of issuance prior to the Closing Date; (e) to use their best efforts to cause the Merger to qualify as a reorganization under the provisions of Rule 368 of the Code; (f) to use their best efforts to cause the Merger to be accounted for as a pooling of interests under APB Opinion No. 16 and applicable SEC rules and regulations; (g) to cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding certain transfer, recording, registration and similar taxes and fees payable in connection with the transactions contemplated by the Merger Agreement; and (h) not to treat the Merger as a change in the ownership or effective control of Rykoff-Sexton or a change in the ownership of a substantial portion of the assets of Rykoff-Sexton, each within the meaning of
Section 280G of the Code. With respect to the covenant in clause (h) of the preceding sentence, JP Foodservice also has agreed that it will not, and will not permit any of its subsidiaries to, take any action not required by any binding contract or plan in effect as of November 5, 1997 that would cause the Merger to be treated as described in clause (h), including, without limitation, any action with respect to the issuance of shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities. Under the Merger Agreement, Rykoff-Sexton and JP Foodservice have agreed to take all action necessary in accordance with applicable law to convene the Rykoff-Sexton Special Meeting and the JP Foodservice Annual Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act. In addition, the Merger Agreement provides that the Boards of Directors of both JP Foodservice and Rykoff-Sexton will recommend and declare advisable such approval. Under the Merger Agreement, Rykoff-Sexton and JP Foodservice have also agreed to cooperate and prepare the Registration Statement, which JP Foodservice agreed to file with the SEC as soon as practicable after the date of the Merger Agreement.

  Under the Merger Agreement, (a) JP Foodservice has agreed that (i) it will, and will cause Merger Sub to, honor in accordance with their respective terms, and assume and agree to perform, in the same manner and to the same extent that Rykoff-Sexton would be required to do if the Merger had not taken place, the Rykoff-Sexton Benefit Plans, the Rykoff-Sexton Stock Plans (subject to the provisions of the Merger Agreement relating to the Assumed Options and the Assumed Warrants) and all employment, severance and change in control agreements in effect as of the date of the Merger Agreement and (ii) the consummation of the Merger constitutes a change of control for the purpose of any such Plan or agreement that contains a provision relating to a change in control of Rykoff-Sexton that is disclosed in the Rykoff-Sexton Disclosure Schedule and (b) JP Foodservice and Rykoff-Sexton have agreed to cooperate on and after the date of the Merger Agreement to develop appropriate employee benefit plans, programs and arrangements, including, but not limited to, executive and incentive compensation, stock option, and supplemental executive retirement plans, for employees and directors of the Surviving Corporation, provided that nothing in the foregoing will prevent the Surviving Corporation from amending, modifying or terminating any Rykoff-Sexton Stock Plans or Rykoff-Sexton Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law, or be deemed to constitute an employment contract between JP Foodservice or the Surviving Corporation and any individual, or a waiver of JP Foodservice's or the Surviving Corporation's right to discharge any employee at any time without cause.

  At or prior to the Effective Time, JP Foodservice and Rykoff-Sexton will terminate Mark Van Stekelenburg's employment with Rykoff-Sexton (which termination will be deemed to be involuntary and without "cause") and pay Mark Van Stekelenburg all amounts owing under his existing employment and change

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in control agreements, and other plans and agreements to which he is a party, subject to the provisions of the JP/Van Stekelenburg Employment Agreement, and JP Foodservice will execute and deliver the JP/Van Stekelenburg Employment Agreement. At the Effective Time, Rykoff-Sexton may pay the amounts due under the change in control agreement of any executive that terminates his employment for good reason based upon the management and other changes occurring on the Effective Date. See "--Interests of Certain Persons in the Merger" and "Management of JP Foodservice After the Merger--Rykoff-Sexton Executive Compensation."

  Under the Merger Agreement, JP Foodservice has agreed to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors or officers of Rykoff-Sexton and its subsidiaries (and any of their respective predecessors, including, without limitation, US Foodservice, that was merged within and into a subsidiary of Rykoff-Sexton on May 17, 1996) as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of Rykoff-Sexton or in the merger agreement related to the US Foodservice Acquisition. The certificate of incorporation and by-laws of the Surviving Corporation are required to contain the provisions with respect to indemnification that are set forth in the Certificate of Incorporation and By-Laws of Rykoff-Sexton as of June 30, 1997, and such provisions may not be amended, repealed or otherwise modified, except as required by law, for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at (or at any time prior to) the Effective Time were directors or officers of Rykoff-Sexton or its subsidiaries (or any of its predecessors). In addition, JP Foodservice has agreed to cause the directors and officers of Rykoff-Sexton who become directors or officers of JP Foodservice to be entitled to the same indemnity rights and protections, and directors' and officers' liability insurance, as are afforded from time to time to other directors and officers of JP Foodservice from and after the Effective Time. JP Foodservice has agreed to use its best efforts to provide to Rykoff-Sexton's current directors and officers, for six years after the Effective Time, liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by Rykoff-Sexton's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that in no event will JP Foodservice be required to expend more than 200% of the current amount expended by Rykoff-Sexton to maintain such coverage.

  Under the Merger Agreement, JP Foodservice and Rykoff-Sexton have agreed that from the date of the Merger Agreement through the Effective Time, except as they may subsequently agree in writing, neither will terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or its subsidiaries is a party and each will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement.

  Under the terms of the Merger Agreement, following the Effective Time, JP Foodservice will maintain its headquarters and principal corporate offices in Columbia, Maryland.

  In Amendment No. 2 to the Merger Agreement, JP Foodservice and Merger Sub waived, released and discharged Rykoff-Sexton and Rykoff-Sexton's stockholders, affiliates, successors, assigns, officers, directors, agents, representatives and employees (collectively, "Representatives") from any claim for damages, other claims, liabilities, damages and causes of action to the extent related to or based on (i) any breach or alleged breach of the Merger Agreement prior to the date of Amendment No. 2 to the Merger Agreement or
(ii) Amendment No. 2 to the Merger Agreement, the subject matter thereof and any matter set forth in Rykoff-Sexton's disclosure schedules thereto. Rykoff-Sexton and its affiliates provided a substantially similar release in favor of JP Foodservice, Merger Sub and their respective Representatives. The foregoing releases do not limit the right of any party to terminate the Merger Agreement, as amended, in accordance with its terms based on any breach or alleged breach referred to in clause (i) above.

CONDITIONS; WAIVERS

  Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of JP Foodservice, Rykoff-Sexton and Merger Sub to effect the Merger are subject to the fulfillment at or prior to the

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


Effective Time of each of the following conditions (any of which may be waived in whole or in part under the Merger Agreement by the party benefiting thereby, to the extent permitted by applicable law): (a) the Rykoff-Sexton stockholders shall have approved the Rykoff-Sexton Proposal and the JP Foodservice stockholders shall have approved the JP Foodservice Merger Proposal; (b) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (c) all consents, approvals and actions of, filings with and notices to any Governmental Entity required to consummate the Merger and the other transactions contemplated by the Merger Agreement other than the filing of a certificate of merger in accordance with the DGCL, shall have been obtained except as would not have a material adverse effect on any of Rykoff-Sexton, JP Foodservice or the Surviving Corporation; (d) there shall not be any judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition in effect (i) preventing the consummation of the Merger or (ii) which otherwise is reasonably likely to have a material adverse effect on Rykoff-Sexton or JP Foodservice; (e) the Registration Statement shall have become effective under the Securities Act and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC; (f) the JP Foodservice Common Shares issuable to Rykoff-Sexton's stockholders shall have been approved for listing on the NYSE subject to official notice of issuance;
(g) JP Foodservice shall have received from Wachtell, Lipton, Rosen & Katz, counsel to JP Foodservice, and Rykoff-Sexton shall have received from Jones, Day, Reavis & Pogue, counsel to Rykoff-Sexton, an opinion, dated the Closing Date, substantially to the effect that: (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and JP Foodservice and Rykoff-Sexton will each be a party to such reorganization within the meaning of Section 368(b) of the Code, (ii) no gain or loss will be recognized by JP Foodservice or Rykoff-Sexton as a result of the Merger, (iii) no gain or loss will be recognized by the stockholders of Rykoff-Sexton upon the exchange of their Rykoff-Sexton Common Shares solely for JP Foodservice Common Shares pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional JP Foodservice Common Shares, (iv) the aggregate tax basis of the JP Foodservice Common Shares received solely in exchange for Rykoff-Sexton Common Shares pursuant to the Merger (including fractional JP Foodservice Common Shares for which cash is received) will be the same as the aggregate tax basis of the Rykoff-Sexton Common Shares exchanged therefor and (v) the holding period for JP Foodservice Common Shares received in exchange for Rykoff-Sexton Common Shares pursuant to the Merger will include the holding period of the Rykoff-Sexton Common Shares exchanged therefor, provided such Rykoff-Sexton Common Shares were held as capital assets by the stockholder at the Effective Time; and (h) Rykoff-Sexton and JP Foodservice shall have received a letter, dated as of the Closing Date, from Rykoff-Sexton's independent accountants stating that Rykoff-Sexton will meet the criteria for pooling of interests accounting under APB Opinion No. 16 and applicable SEC rules and regulations and JP Foodservice and Rykoff-Sexton shall have received a letter, dated as of the Closing Date, from JP Foodservice's independent accountants stating that the Merger will qualify for accounting as a pooling of interests under APB Opinion No. 16 and applicable SEC rules and regulations.

  Conditions to the Obligations of JP Foodservice. The obligation of JP Foodservice to effect the Merger is subject to the fulfillment at or prior to the Effective Time of each of the following conditions (any and all of which may be waived in whole or in part under the Merger Agreement by JP Foodservice to the extent permitted by applicable law): (a) each of the representations and warranties of Rykoff-Sexton in the Merger Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except (i) to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, and (ii) for representations relating to liabilities and compliance with applicable laws of employee plans of Rykoff-Sexton and its subsidiaries, certain other matters relating to ERISA and certain tax matters, in which case such representations and warranties shall be true and correct as of November 5, 1997), except where the failure of such representations or warranties to be so true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on Rykoff-Sexton; (b) Rykoff-Sexton shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (except that Rykoff-Sexton shall have performed without qualification as to materiality its obligations described in clauses (ii) and (iii) of the second sentence

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


under "--Business of Rykoff-Sexton Pending the Merger"); and (c) the Rykoff-Sexton Rights issued pursuant to the Rykoff-Sexton Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

  Conditions to the Obligations of Rykoff-Sexton. The obligation of Rykoff-Sexton to effect the Merger is subject to the fulfillment at or prior to the Effective Time of each of the following conditions (any and all of which may be waived in whole or in part under the Merger Agreement by Rykoff-Sexton to the extent permitted by applicable law): (a) each of the representations and warranties of JP Foodservice shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except (i) to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, and
(ii) for representations relating to liabilities and compliance with applicable laws of employee plans of JP Foodservice and its subsidiaries, certain other matters relating to ERISA and certain tax matters, in which case such representations and warranties shall be true and correct as of November 5, 1997), except where the failure of such representations or warranties to be so true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on JP Foodservice; (b) JP Foodservice shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (except that JP Foodservice shall have performed without qualification as to materiality its obligations described in clauses
(ii) and (iii) of the second sentence under "--Business of JP Foodservice Pending the Merger"); and (c) the JP Foodservice Rights issued pursuant to the JP Foodservice Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

  In connection with the execution of Amendment No. 2 to the Merger Agreement on November 5, 1997, JP Foodservice and Rykoff-Sexton eliminated from the Merger Agreement, as a condition to each company's obligation to effect the Merger, the absence of any Material Adverse Change affecting the other company. See "The Merger--Background of the Merger--Chronology of Events Leading up to the Merger."

AMENDMENT; TERMINATION

  Amendment. The parties to the Merger Agreement may not amend the Merger Agreement except by an instrument in writing signed on behalf of all the parties to the Merger Agreement and duly approved by the parties' respective Boards of Directors or a duly designated committee thereof. The Merger Agreement may be amended by the parties thereto, at any time before or after approval of matters presented in connection with the Merger by the stockholders of JP Foodservice, Rykoff-Sexton and Merger Sub, but after any such stockholder approval, no amendment may be made that changes the amount or form of the consideration to be delivered to holders of Rykoff-Sexton Common Shares or which by law otherwise requires the further approval of stockholders without obtaining such approval. The Merger Agreement was amended as of September 3, 1997 and as of November 5, 1997. The description of the Merger Agreement set forth herein describes the Merger Agreement as amended.

  Termination by Mutual Consent. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of matters presented in connection with the Merger by stockholders of Rykoff-Sexton or stockholders of JP Foodservice, by the mutual written consent of Rykoff-Sexton and JP Foodservice, if the Board of Directors of each so determines by a vote of a majority of its entire Board of Directors.

  Termination by Either Rykoff-Sexton or JP Foodservice. The Merger Agreement may also be terminated and the Merger may be abandoned by action of the Board of Directors of either Rykoff-Sexton or JP Foodservice at any time prior to the Effective Time, before or after approval of matters presented in connection with the Merger by stockholders of Rykoff-Sexton or stockholders of JP Foodservice, if (a) the Merger is not consummated by April 1, 1998 (provided that the right to terminate the Merger Agreement under such provision will not be available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of the Merger to occur on or before such date), (b) the approval of Rykoff-Sexton's stockholders required under the Merger Agreement shall not have been obtained at the Rykoff-Sexton Special Meeting, (c) the approval of JP Foodservice's stockholders required under the Merger Agreement shall not have

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been obtained at the JP Foodservice Annual Meeting or (d) any court of competent jurisdiction in the United States or governmental body in the United States shall have issued a judgment, order, decree, statute, law, ordinance, rule or regulation or taken any other action preventing the consummation of the Merger or which otherwise is reasonably likely to have a material adverse affect (as defined) on Rykoff-Sexton or JP Foodservice and such order, decree, statute, law, ordinance, rule, regulation or other action shall have become final and nonappealable (provided that the party seeking to terminate the Merger Agreement pursuant to such provision shall have used all reasonable efforts to remove such order, decree, ruling or other action).

  Termination by JP Foodservice. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of matters presented in connection with the Merger by holders of JP Foodservice Common Shares or Rykoff-Sexton Common Shares, by action of the JP Foodservice Board of Directors, if (a) Rykoff-Sexton shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, or shall have breached or failed to perform in any respect the covenants and agreements described in clauses (ii) and (iii) of the second sentence under "--Business of Rykoff-Sexton Pending the Merger," which breach or failure (x) in the case of a breach of any representation or warranty, has, or is likely to have, individually or in the aggregate, a material adverse effect on Rykoff-Sexton and (y) is incapable of being cured or is not cured within 45 days of written notice thereof, and JP Foodservice is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement or (b) at any time prior to the Rykoff-Sexton Special Meeting, if the Rykoff-Sexton Board of Directors fails to make its recommendation in favor of approval of the Merger Agreement and the Merger to the Rykoff-Sexton stockholders prior to the date of the first mailing of this Joint Proxy Statement/Prospectus to such stockholders, or, once made, withdraws such recommendation or modifies or changes such recommendation in a manner adverse to the interests of JP Foodservice.

  Termination by Rykoff-Sexton. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of matters presented in connection with the Merger by holders of JP Foodservice Common Shares and Rykoff-Sexton Common Shares, by action of the Rykoff-Sexton Board of Directors, if (a) JP Foodservice shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, or shall have breached or failed to perform in any respect the covenants and agreements described in clauses (ii) and (iii) of the second sentence under "--Business of JP Foodservice Pending the Merger," which breach or failure (x) in the case of a breach of any representation or warranty, has, or is likely to have, individually or in the aggregate, a material adverse effect on JP Foodservice and (y) is incapable of being cured or is not cured within 45 days of written notice thereof, and Rykoff-Sexton is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement or (b) at any time prior to the JP Foodservice Annual Meeting, if the JP Foodservice Board of Directors fails to make its recommendation in favor of approval of issuance of JP Foodservice Common Shares in connection with the Merger to the JP Foodservice stockholders prior to the date of the first mailing of this Joint Proxy Statement/Prospectus to such stockholders or, once made, withdraws such recommendation or modifies or changes such recommendation in a manner adverse to the interests of Rykoff-Sexton.

  Certain Consequences of Termination. In the event of termination of the Merger Agreement as provided above, no party to the Merger Agreement will have any liability or further obligation under the Merger Agreement, other than with respect to the obligations of the parties pursuant to the Termination Fee provisions and the provisions of the Merger Agreement dealing with confidentiality, expenses and certain miscellaneous matters, except that nothing in the Merger Agreement will relieve any party from liability for any willful breach of any provision of the Merger Agreement.

TERMINATION FEES

  JP Foodservice and Rykoff-Sexton each have agreed to pay the other a Termination Fee of $30 million in substantially identical circumstances that result in the termination of the Merger Agreement and abandonment of the Merger. Payment of the Termination Fee by either company will not be subject to approval by stockholders.

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


  Rykoff-Sexton has agreed to pay JP Foodservice a Termination Fee in the event that: (i) JP Foodservice terminates the Merger Agreement and abandons the Merger as a result of a willful breach or failure by Rykoff-Sexton to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or a willful breach or failure by Rykoff-Sexton to perform in any respect the covenants and agreements described in clauses (ii) and (iii) of the second sentence under "--Business of Rykoff-Sexton Pending the Merger," which breach or failure (x) in the case of a breach of any representation or warranty, has or is likely to have, individually or in the aggregate, a material adverse effect on Rykoff-Sexton and (y) is incapable of being cured or is not cured within 45 days of written notice; (ii) JP Foodservice terminates the Merger Agreement and abandons the Merger at any time before the Rykoff-Sexton Special Meeting because the Rykoff-Sexton Board of Directors shall have (A) failed to make its recommendation in favor of approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement no later than the date of the first mailing of this Joint Proxy Statement/Prospectus to the Rykoff-Sexton stockholders, (B) withdrawn such recommendation or (C) modified or changed such recommendation in a manner adverse to the interests of JP Foodservice; or (iii) JP Foodservice or Rykoff-Sexton terminates the Merger Agreement and abandons the Merger as a result of the failure of the Rykoff-Sexton stockholders to approve the Merger Agreement and the Merger if at the time of such failure any event has occurred that would give JP Foodservice the right to exercise the Rykoff-Sexton Option, including an acquisition or proposed acquisition by a third party of 20% or more of the outstanding Rykoff-Sexton Common Shares or a material portion of the assets of Rykoff-Sexton.

  JP Foodservice has agreed to pay Rykoff-Sexton a Termination Fee in the event that: (i) Rykoff-Sexton terminates the Merger Agreement and abandons the Merger as a result of a willful breach or failure by JP Foodservice to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or a willful breach or failure by JP Foodservice to perform in any respect the covenants and agreements described in clauses (ii) and (iii) of the second sentence under "--Business of JPFoodservice Pending the Merger," which breach or failure (x) in the case of a breach of any representation or warranty, has or is likely to have, individually or in the aggregate, a material adverse effect on JP Foodservice and (y) is incapable of being cured or is not cured within 45 days of written notice; (ii) Rykoff-Sexton terminates the Merger Agreement and abandons the Merger at any time before the JP Foodservice Annual Meeting because the JP Foodservice Board of Directors shall have (A) failed to make its recommendation in favor of approval of the JP Foodservice Merger Proposal no later than the date of the first mailing of this Joint Proxy Statement/Prospectus to the JP Foodservice stockholders, (B) withdrawn such recommendation or (C) modified or changed such recommendation in a manner adverse to the interests of Rykoff-Sexton; or (iii) Rykoff-Sexton or JP Foodservice terminates the Merger Agreement and abandons the Merger as a result of the failure of the JP Foodservice stockholders to approve the JP Foodservice Merger Proposal if at the time of such failure any event has occurred that would give Rykoff-Sexton the right to exercise the JP Foodservice Option, including an acquisition or proposed acquisition by a third party of 20% or more of the outstanding JP Foodservice Common Shares or a material portion of the assets of JP Foodservice.

  If JP Foodservice exercises the Rykoff-Sexton Option or Rykoff-Sexton exercises the JP Foodservice Option, any Termination Fee payable by JP Foodservice or Rykoff-Sexton, as applicable, pursuant to the Merger Agreement will be reduced by the amount of any profit realized by JP Foodservice or Rykoff-Sexton, as the case may be, upon the sale or other disposition by such company of any shares acquired by it pursuant to exercise of the applicable Option. A Termination Fee payment by JP Foodservice or Rykoff-Sexton will reduce the amount of any cash payment required to be made by such company in cancellation of the Option granted by it under the circumstances specified in the applicable Stock Option Agreement. See "Other Agreements--Stock Option Agreements."

EXPENSES

  Except as provided under "--Termination Fees," each party to the Merger Agreement will bear its own expenses, except that each of JP Foodservice and Rykoff-Sexton shall bear and pay one-half of the costs and expenses incurred in connection with (a) the filing, printing and mailing of the Form S-4 Registration Statement and this Joint Proxy Statement/Prospectus (including SEC filing fees) and (b) the filing of the pre-merger notification and report forms under the HSR Act (including filing fees).

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

                               OTHER AGREEMENTS

SUPPORT AGREEMENT

  JP Foodservice and the ML Investors entered into the Support Agreement concurrently with the execution of the Merger Agreement on June 30 1997. The Support Agreement, which was acknowledged by Rykoff-Sexton, will automatically terminate if the Merger Agreement is terminated in accordance with its terms. The Support Agreement was entered into by the ML Investors as an inducement to JP Foodservice to enter into the Merger Agreement.

  Agreement to Vote; No Solicitation. Pursuant to the Support Agreement, each ML Investor has agreed that it will vote or cause to be voted at the Rykoff-Sexton Special Meeting, or any adjournment or postponement thereof, and at any other meeting of Rykoff-Sexton stockholders at which the Merger Agreement and the Merger are submitted for approval, all of the Rykoff-Sexton Common Shares and other voting securities, if any, of Rykoff-Sexton which it owns or has the right to vote, for adoption of the Merger Agreement. Each ML Investor also has agreed that it will not, directly or indirectly, solicit or encourage (including by way of furnishing information), or authorize any individual, corporation or other entity to solicit or encourage (including by way of furnishing information), from any third party any inquiries or proposals relating to, or conduct negotiations or any discussions with any third party with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any proposal or offer relating to the disposition of the business or assets, or the acquisition of the voting securities, of JP Foodservice or Rykoff-Sexton, or the merger or consolidation of JP Foodservice or Rykoff-Sexton or any of their respective subsidiaries with or into any corporation or other entity other than as provided in the Merger Agreement, the Option Agreements or the Support Agreement (and each ML Investor has agreed to notify promptly JP Foodservice of all the relevant details relating to all inquiries and proposals which such ML Investor may receive relating to any such matters).

  Pooling Covenants. To preserve the ability of JP Foodservice to account for the Merger as a pooling of interests for financial reporting purposes, each ML Investor has agreed not to sell, transfer or otherwise dispose of any securities of Rykoff-Sexton or any JP Foodservice Common Shares received by such ML Investor in the Merger or other shares of capital stock of JP Foodservice during the period beginning 30 days prior to the Effective Time and ending at such time as results covering at least 30 days of combined operations of Rykoff-Sexton and JP Foodservice have been published by JP Foodservice in any authorized filing with the SEC or in any public announcement which includes the combined results of operations, except for transfers or other dispositions that, taking into account the actions of other affiliates of Rykoff-Sexton, will not prevent JP Foodservice from accounting for the Merger as a pooling of interests.

  Tax Representations. To provide assurances in connection with the qualification of the Merger as a tax-free reorganization for federal income tax purposes, each ML Investor has agreed that, at or prior to the Effective Time, it will represent to Rykoff-Sexton and JP Foodservice or their respective counsel that, as of the Effective Time, (i) it has no plan or intention to sell, exchange or otherwise dispose of, or to enter into an agreement (a "Sales Agreement") to sell, exchange or otherwise dispose of, JP Foodservice Common Shares during the two-year period immediately following the Effective Time and (ii) it is not subject to or obligated to enter into an agreement to sell, exchange or otherwise dispose of JP Foodservice Common Shares, if any resulting sale, exchange or disposition would (when taken in combination with actions by other ML Investors and assuming all Sales Agreements are consummated) cause the ML Investors in the aggregate to retain ownership for federal income tax purposes of less than the lesser of (i) 25% of the JP Foodservice Common Shares received by the ML Investors in the aggregate in the Merger or (ii) the Shortfall Percent of the JP Foodservice Common Shares issued in the Merger to stockholders of Rykoff-Sexton. For purposes of these representations, the phrase "sell, exchange or otherwise dispose of" includes entry into transactions in which the ML Investor gives up substantially all of the benefits and burdens of ownership of JP Foodservice Common Shares or which otherwise constitute a transfer of ownership of such stock for federal income tax purposes. "Shortfall Percent" means the greater of zero or that percentage which, when added to the following percentage, equals 45%: 100% minus the

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

sum of (i) the percent of JP Foodservice Common Shares issuable in the Merger that are issuable to the ML Investors and (ii) the percent of JP Foodservice Common Shares issuable in the Merger to stockholders of Rykoff-Sexton that are issuable to any other persons that can be identified immediately prior to the Effective Time as holding 5% or more of the total number of Rykoff-Sexton Common Shares outstanding at such time (for which purposes shares held by a family of mutual funds will, to the extent possible, be identified with separate funds within such family and, to the extent so separately identifiable, treated as separate stockholders).

  The foregoing representations will not apply to any transfers of JP Foodservice Common Shares during the two-year period that are incident to an extraordinary business transaction involving JP Foodservice (such as a merger, consolidation, tender or exchange offer, share exchange, restructuring, recapitalization or other similar transaction), so long as any such transaction is not arranged as part of an overall plan to which the transferring ML Investor is a party and pursuant to which the Merger is also being consummated.

  Notwithstanding the foregoing, no ML Investor will be required to provide the representations described herein if, as a result of a change in law (including, without limitation, a change pursuant to Treasury regulations that may be applied, by election or otherwise, to the Merger), the facts intended to be reached by such representation are not a necessary condition for qualification of the Merger under Section 368 of the Code. Wachtell, Lipton, Rosen & Katz, counsel to JP Foodservice, and Jones, Day, Reavis & Pogue, counsel to Rykoff-Sexton, will each rely on the tax representations to be made pursuant to the Support Agreement in rendering their tax opinions at the closing of the Merger to JP Foodservice and Rykoff-Sexton, respectively, with regard to the treatment of the Merger as a tax-free reorganization for federal income tax purposes. See "The Merger Agreement--Conditions; Waivers."

  Assumption of Registration Rights Agreement. JP Foodservice has agreed, as of the Effective Time, to assume the rights and obligations of Rykoff-Sexton under the Registration Rights Agreement. See "--Registration Rights Agreement."

STOCK OPTION AGREEMENTS

  As an inducement and condition to JP Foodservice's willingness to enter into the Merger Agreement and the JP Foodservice Stock Option Agreement, Rykoff-Sexton entered into the Rykoff-Sexton Stock Option Agreement on June 30, 1997 with JP Foodservice, pursuant to which Rykoff-Sexton granted to JP Foodservice the Rykoff-Sexton Option. As an inducement and condition to Rykoff-Sexton's willingness to enter into the Merger Agreement and the Rykoff-Sexton Stock Option Agreement, JP Foodservice entered into the JP Foodservice Stock Option Agreement on June 30, 1997 with Rykoff-Sexton, pursuant to which JP Foodservice granted to Rykoff-Sexton the JP Foodservice Option.

  Except as otherwise noted below, the terms and conditions of the Rykoff-Sexton Stock Option Agreement and the JP Foodservice Stock Option Agreement are identical in all material respects. For purposes of the following summary, as applicable, (i) "Issuer" refers to Rykoff-Sexton with respect to the Rykoff-Sexton Option and JP Foodservice with respect to the JP Foodservice Option, (ii) "Grantee" refers to JP Foodservice with respect to the Rykoff-Sexton Stock Option Agreement and Rykoff-Sexton with respect to the JP Foodservice Stock Option Agreement, (iii) "Option" refers to the Rykoff-Sexton Option or the JP Foodservice Option, (iv) "Option Agreement" refers to the Rykoff-Sexton Stock Option Agreement or the JP Foodservice Stock Option Agreement and (v) "Issuer Common Stock" refers to JP Foodservice Common Shares with respect to the JP Foodservice Option and to Rykoff-Sexton Common Shares with respect to the Rykoff-Sexton Option.

  Arrangements such as the Option Agreements are customarily entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be consummated in accordance with their terms, and to compensate the Grantee for the efforts undertaken and the expenses, losses and opportunity costs incurred by it in connection with the transactions if they are not consummated under certain circumstances involving an acquisition or potential acquisition of the Issuer by a third party. The Option Agreements were entered into to accomplish these objectives. Certain aspects of the Option Agreements may

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


have the effect of discouraging persons who might now or at any other time prior to the Effective Time be interested in acquiring all of, or a significant interest in, JP Foodservice or Rykoff-Sexton from considering or proposing such an acquisition, even if, in the case of Rykoff-Sexton, such persons were prepared to offer to pay consideration to the Rykoff-Sexton stockholders which had a higher current market price than the Merger Consideration. The acquisition of JP Foodservice Common Shares or Rykoff-Sexton Common Shares could cause the JP Foodservice Option or the Rykoff-Sexton Option, as the case may be, to become exercisable. The existence of the Options could significantly increase the cost to a potential acquiror of acquiring either Issuer compared to its cost had the Option Agreements and the Merger Agreement not been entered into. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower per share price to acquire such Issuer than it otherwise might have proposed to pay. Moreover, following consultation with their respective independent accountants, JP Foodservice and Rykoff-Sexton believe that the exercise by a Grantee of provisions contained in the Option Agreements requiring an Issuer to pay certain Cancellation Amounts (as defined herein) is likely to prohibit any other acquiror of an Issuer from accounting for any acquisition of such Issuer using the pooling of interests accounting method for a period of two years following such payment.

  The Rykoff-Sexton Option permits JP Foodservice to purchase up to 5,564,140 Rykoff-Sexton Common Shares, which represents approximately 19.9% of the number of Rykoff-Sexton Common Shares outstanding as of the date of the Rykoff-Sexton Stock Option Agreement. The exercise price of the Rykoff-Sexton Option is $25.305 per Rykoff-Sexton Common Share (the product of (x) the closing sale price of the JP Foodservice Common Shares on the trading day preceding public announcement of the execution of the Merger Agreement and (y) the Exchange Ratio), subject to adjustment under specified circumstances (such exercise price, as so adjusted, being referred to herein as the "Rykoff-Sexton Option Price").

  The JP Foodservice Option permits Rykoff-Sexton to purchase up to 4,495,149 JP Foodservice Common Shares, which represents approximately 19.9% of the number of JP Foodservice Common Shares outstanding as of the date of the JP Foodservice Stock Option Agreement. The exercise price of the JP Foodservice Option is $30.125 per JP Foodservice Common Share (the closing sale price of the JP Foodservice Common Shares on the trading day preceding public announcement of the execution of the Merger Agreement), subject to adjustment under specified circumstances (such exercise price, as so adjusted, being referred to herein as the "JP Foodservice Option Price"). The Rykoff-Sexton Option Price and the JP Foodservice Option Price are each referred to herein as an "Option Price."

  Each of the Stock Options will become exercisable in whole or in part upon public disclosure of, or the Grantee's having learned of, the occurrence of any of a number of specified events or transactions (each, a "Triggering Event") with respect to the Issuer prior to the expiration of the Stock Option (the "Expiration Date"). The purchase of any Rykoff-Sexton Common Shares or JP Foodservice Common Shares pursuant to an Option is subject to compliance with applicable law, including the HSR Act. Based on the number of JP Foodservice Common Shares and Rykoff-Sexton Common Shares outstanding on the date of the grant of the Options, if the Grantee of either Option were to exercise its right to acquire the full 19.9% of the outstanding shares of Issuer Common Stock subject to such Grantee's Option, such Grantee would hold approximately 16.6% of the outstanding shares of Issuer Common Stock immediately after such exercise.

  A Triggering Event under the Option means any of the following events or transactions:

    (i) any person or group (1) other than the Grantee or its affiliates or, in the case of the Rykoff-Sexton Stock Option Agreement only, the ML Entities, shall have acquired or become the beneficial owners of more than 20% of the outstanding Issuer Common Stock, or (2) other than the Grantee or its affiliates shall have been granted any option or right, conditional or otherwise, to acquire more than 20% of the outstanding Issuer Common Stock;

    (ii) any person other than the Grantee and its affiliates shall have made, or entered into an agreement to make, a tender offer or exchange offer for at least 20% of the outstanding Issuer Common Stock;

    (iii) the Issuer shall have entered into a written definitive agreement or written agreement in principle with any person other than the Grantee or its affiliates in connection with a liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of the Issuer and its subsidiaries, taken as a whole, or all or a material portion of the equity interest in the Issuer and its subsidiaries, taken as a whole, or other similar transaction or business combination (each, an "Acquisition Transaction");

    (iv) any person other than the Grantee or its affiliates shall have made a proposal to the Issuer or its stockholders to engage in an Acquisition Transaction; or

    (v) in the case of the Rykoff-Sexton Stock Option Agreement only, the ML Entities and their affiliates in the aggregate (1) shall have acquired or become the beneficial owners of a percentage of the outstanding Rykoff-Sexton Common Shares greater than the sum of (A) the ML Entities' proportionate ownership of such outstanding Rykoff-Sexton Common Shares on the date of the Rykoff-Sexton Stock Option Agreement and (B) the Additional Percentage (as defined in the Standstill Agreement) to the extent acquired pursuant to the Standstill Agreement, or (2) shall have been granted any option or right, conditional or otherwise, other than any such option or right in existence immediately prior to the date of the Rykoff-Sexton Stock Option Agreement and previously disclosed to JP Foodservice, to acquire any outstanding Rykoff-Sexton Common Shares that, together with any other Rykoff-Sexton Common Shares then beneficially owned by such ML Entities, would exceed the sum of (A) the ML Entities' proportionate ownership of such outstanding Rykoff-Sexton Common Shares on the date of the Rykoff-Sexton Stock Option Agreement and (B) the Additional Percentage to the extent acquired pursuant to the Standstill Agreement. See "Other Agreements--Standstill Agreement."

  The Options define the term "Expiration Date" to mean the earliest of the following: (i) the Effective Time; (ii) one year after termination of the Merger Agreement (x) if, in the case of the Rykoff-Sexton Option, the Rykoff-Sexton stockholders shall not have approved the Rykoff-Sexton Proposal at the Rykoff-Sexton Special Meeting or if, in the case of the JP Foodservice Option, the JP Foodservice stockholders shall not have approved the JP Foodservice Merger Proposal at the JP Foodservice Annual Meeting (in each case, if the Rykoff-Sexton Option or the JP Foodservice Option, as the case may be, is exercisable at the time of such event of termination of the Merger Agreement) or (y) if (A), in the case of the Rykoff-Sexton Option, the Rykoff-Sexton Board of Directors shall have failed to make its recommendation in favor of approval and adoption of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement no later than the date of the first mailing of this Joint Proxy Statement/Prospectus to the Rykoff-Sexton stockholders or shall have withdrawn such recommendation or modified or changed such recommendation in a manner adverse to the interests of JP Foodservice or (B), in the case of the JP Foodservice Option, the JP Foodservice Board of Directors shall have failed to make its recommendation in favor of the JP Foodservice Proposal no later than the date of the first mailing of this Joint Proxy Statement/Prospectus to the JP Foodservice stockholders or shall have withdrawn such recommendation or modified or changed such recommendation in a manner adverse to the interests of Rykoff-Sexton; or (iii) the date of termination of the Merger Agreement, other than as contemplated by clause (ii) above.

  If an Option becomes exercisable, it may be exercised in whole or in part within 30 business days following the date notice of exercise is given. The Grantee's right to exercise the Option is subject to an extension until the date of expiration or termination of any applicable waiting period under the HSR Act.

  The Option Price and the number of shares issuable under the Option are subject to adjustment in the event of any change in the number of issued and outstanding shares of Issuer Common Stock by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of the Issuer. Upon the occurrence of a Triggering Event that occurs prior to the Expiration Date, the Grantee will have two "demand" registration rights and "piggyback" registration rights with respect to the shares of Issuer Common Stock issued or issuable pursuant to the Option.

  Each Option also provides that at any time after the occurrence of a Share Proposal, a Merger Proposal, an Asset Proposal or a Share Acquisition (each as defined below), upon request by the Grantee, the Issuer will be obligated to pay to the Grantee an amount in cash (the "Cancellation Amount") in cancellation of the Option if the Option is then exercisable and the Grantee chooses to request cancellation of, rather than to exercise, the Option. The Cancellation Amount will be equal to (i) the excess over the Option Price of the greater of (A) the last sale price of a share of Issuer Common Stock as reported on the last trading day prior to the date of the exercise notice, or
(B)(1) the highest price per share of Issuer Common Stock offered or proposed to be paid or paid by any person or group pursuant to or in connection with a Share Proposal, a Share Acquisition or a Merger Proposal or (2) the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with an Asset Proposal, divided by the number of shares of Issuer Common Stock then outstanding, multiplied by (ii) the number of Option Shares then covered by the Option. The Cancellation Amount will be reduced by the amount of any Termination Fee actually paid to the Grantee by the Issuer pursuant to the Merger Agreement. See "The Merger Agreement-- Termination Fees." The Options define (i) a Share Proposal to mean a bona fide, publicly disclosed proposal with respect to a tender offer or exchange offer for 50% or more of the outstanding Issuer Common Stock, (ii) a Merger Proposal to mean a bona fide, publicly disclosed proposal with respect to a merger, consolidation or other business combination with the Issuer, (iii) an Asset Proposal to mean a bona fide, publicly disclosed proposal with respect to any acquisition of a material portion of the assets of the Issuer and (iv) a Share Acquisition to mean the acquisition of 50% or more of the outstanding Issuer Common Stock, in each case by a person or group other than the Grantee or its affiliates.

  If the Grantee exercises the Option, and subsequently sells, pledges or otherwise disposes of the Option Shares (a "Sale"), any Termination Fee due and payable by the Issuer following such time will be reduced (but not below zero) to the extent of the amounts received by the Grantee in such Sale less the exercise price of such Option Shares sold in the Sale (the "Option Share Profit"). If the Issuer has paid to the Grantee the Termination Fee prior to a Sale, the Grantee will be required to pay over to the Issuer the Option Share Profit realized in such Sale, but only to the extent that such Option Share Profit, in the aggregate with any other Option Share Profit realized in a Sale subsequent to payment of the Termination Fee, is less than or equal to the amount of the Termination Fee. To the best knowledge of JP Foodservice and Rykoff-Sexton, no event giving rise to the right to exercise either Option has occurred as of the date of this Joint Proxy Statement/Prospectus.

  Each Stock Option Agreement provides that the Issuer may not assign any of its rights or obligations thereunder and that the Option may be exercised only by Grantee or its designee (which must be a wholly-owned subsidiary of the Grantee).

STANDSTILL AGREEMENT

  In connection with the US Foodservice Acquisition, Rykoff-Sexton and the ML Entities entered into the Standstill Agreement, which imposes certain standstill, voting and transfer restrictions on the ML Entities, and provides for representation on the Rykoff-Sexton Board of Directors and certain committees thereof by individuals selected by the ML Entities. From and after the Effective Time, the Standstill Agreement will be for the benefit of, and will be enforceable by, JP Foodservice to the same extent and in the same manner as the Standstill Agreement benefits and is enforceable by Rykoff-Sexton prior to the Merger. The following description of the Standstill Agreement summarizes provisions of the Standstill Agreement as in effect immediately prior to the Effective Time.

  ML Entities. The ML Entities consist of Merrill Lynch Capital Partners, Inc., ("MLCP") the general partner of certain of the ML Investors, and the following entities (the "ML Investors"): Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., Merrill Lynch KECALP L.P. 1994, ML Offshore LBO Partnership No. B-XVIII, ML IBK Positions, Inc., MLCP Associates L.P. No. II, MLCP Associates L.P. No. IV, Merrill Lynch KECALP L.P. 1991, Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., ML Offshore LBO Partnership No. XIII, ML Employees LBO Partnership No. I, L.P., Merrill Lynch KECALP L.P. 1987 and Merchant Banking L.P. No. II.

  Standstill Provisions. During the term of the Standstill Agreement, except as otherwise expressly provided therein or as approved by the prior affirmative vote of a majority of the directors of Rykoff-Sexton who are not affiliated with the ML Entities, the ML Entities will not, and will not permit any of their respective affiliates to, directly or indirectly, (i) acquire, propose to acquire (or publicly announce or otherwise disclose an intention to propose to acquire) or offer to acquire, by purchase or otherwise, any securities entitled to vote generally for the election of directors ("Rykoff-Sexton Voting Securities") of Rykoff-Sexton if the effect of such acquisition would be to increase the number of shares of Rykoff-Sexton Voting Securities beneficially owned by the ML Entities and their affiliates to an amount representing more than 36.4% of the aggregate number of votes which may be cast by holders of outstanding shares of Rykoff-Sexton Voting Securities ("Total Voting Power") (such percentage to be automatically reduced to reflect the actual percentage of Rykoff-Sexton Voting Securities owned by the ML Entities and their affiliates from time to time); (ii) propose (or publicly announce or otherwise disclose an intention to propose), solicit, offer, seek to direct, negotiate with or provide any confidential information relating to Rykoff-Sexton or its business to any other person with respect to any tender offer or exchange offer, merger, consolidation, share exchange, business combination, restructuring, recapitalization or similar transaction involving Rykoff-Sexton; provided that the ML Entities will not be prohibited from soliciting, offering, seeking to effect and negotiating with any person with respect to sales or transfers of Rykoff-Sexton Voting Securities held by the ML Entities if otherwise permitted by the Standstill Agreement; (iii) make, or in any way participate in, any solicitation of proxies to vote, solicit any consent with respect to the voting of any Rykoff-Sexton Voting Securities or become a participant in any election contest with respect to Rykoff-Sexton;
(iv) form, participate in or join any person or group with respect to any Rykoff-Sexton Voting Securities, or otherwise act in concert with any third person (other than an ML Entity) for the purpose of acquiring any Rykoff-Sexton Voting Securities or holding or disposing of Rykoff-Sexton Voting Securities for any purpose otherwise prohibited by the Standstill Agreement;
(v) deposit any Rykoff-Sexton Voting Securities into a voting trust or similar arrangement; (vi) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to Rykoff-Sexton, or induce or attempt to induce any other person to initiate any stockholder proposal; (vii) except as specifically provided for in the Standstill Agreement, seek election to or seek to place a representative on the Board of Directors of Rykoff-Sexton, or seek the removal of any member of the Board of Directors of Rykoff-Sexton; (viii) call or seek to have called any meeting of the stockholders of Rykoff-Sexton for any purpose otherwise prohibited by the Standstill Agreement; (ix) take any other action to seek to control Rykoff-Sexton; (x) demand, request or propose to amend, waive or terminate the foregoing provisions; or (xi) agree to do any of the foregoing, or advise, assist, encourage or persuade any third party to take any action with respect to any of the foregoing.

  Each of the ML Entities will notify Rykoff-Sexton promptly if any inquiries or proposals are received by, or any negotiations or discussions are initiated or continued regarding any of the foregoing matters with, any ML Entity or, to its knowledge (subject to applicable confidentiality policies), any of their respective affiliates.

  Notwithstanding the above restrictions, the Standstill Agreement provides that Merrill Lynch and its affiliates (other than the ML Entities) may effect or recommend transactions in the ordinary course of its or their business, in, relating to or involving Rykoff-Sexton Voting Securities provided that Merrill Lynch and its affiliates (other than the ML Entities) do not acquire beneficial ownership of Rykoff-Sexton Voting Securities representing more than 2% of the Total Voting Power, subject to increase to (i) 3% in the event that the ML Entities beneficially own Rykoff-Sexton Voting Securities representing less than 30%, but at least 22%, of the Total Voting Power; (ii) 4% in the event that the ML Entities beneficially own Rykoff-Sexton Voting Securities representing less than 22%, but at least 16%, of the Total Voting Power; and
(iii) 5% in the event that the ML Entities beneficially own Rykoff-Sexton Voting Securities representing less than 16%, but at least 10%, of the Total Voting Power. Such permitted activities may include transactions in which Merrill Lynch or its affiliates are acting as an investment banking organization providing advisory services, an investment adviser, an investment company, a broker or dealer in securities, an underwriter or placement agent of securities, a market maker, a specialist, an arbitrageur or a block positioner. Such permitted activities may not, however, include any activities or transactions which have the purpose or effect of seeking to control or influence the management, policies or affairs of Rykoff-Sexton, including, without limitation, through advising any person with respect to any unsolicited bid for control of, or any other offer for securities of or any business combination involving, Rykoff-Sexton.

  Board Representation. In accordance with the Standstill Agreement, at the effective time of the US Foodservice Acquisition, Rykoff-Sexton increased the size of its Board of Directors to 12 directors and filled four of the vacancies thereby created with directors designated by a representative of the ML Entities (the "ML Directors"). Of the four initial ML Directors, one was appointed (and reelected in September 1996) to Class A (term expiring in 1999), one was appointed to Class B (term expiring in 1998) and two were appointed to Class C (terms expiring in 1997). Any designees of ML Directors who are not employees of either an ML Entity which is controlled by Merrill Lynch & Co. or an affiliate of an ML Entity which is controlled by Merrill Lynch & Co. must be reasonably acceptable to the Rykoff-Sexton directors other than the ML Directors. Pursuant to the Merger Agreement, JP Foodservice has agreed that two of the directors to be designated by Rykoff-Sexton for service on the JP Foodservice Board of Directors will be designated by MLCP. See "Management of JP Foodservice After the Merger."

  Until such time as the ML Entities no longer beneficially own Rykoff-Sexton Voting Securities representing at least 10% of the Total Voting Power, except as contemplated by the Standstill Agreement or otherwise agreed to by a majority of ML Directors, Rykoff-Sexton will not take or recommend to its stockholders any action which would (i) cause the Rykoff-Sexton Board of Directors to consist of any number of directors other than 12 directors divided into three classes of four directors each, or (ii) result in any amendment to the bylaws of Rykoff-Sexton or the bylaws or regulations of any subsidiary of Rykoff-Sexton in effect at the effective time of the US Foodservice Acquisition that would impose any qualifications to the eligibility of directors of Rykoff-Sexton or any subsidiary of Rykoff-Sexton to serve on any committee of the Board of Directors of Rykoff-Sexton or on the Board of Directors (or any committee thereof) of any subsidiary of Rykoff-Sexton, except as may be required by applicable law.

  In addition, Rykoff-Sexton will use its best efforts to cause the Nominating Committee of its Board of Directors (or if the Nominating Committee makes no such recommendation, the Rykoff-Sexton Board of Directors) to recommend for election in the applicable year in which the respective class term expires, in each case as designated by the ML Entities, (i) four ML Directors, consisting of one ML Director in each of Class A and Class B and two ML Directors in Class C, so long as the ML Entities beneficially own Rykoff-Sexton Voting Securities representing at least 34% of the Total Voting Power; (ii) three ML Directors, consisting of one ML Director in each of Class A, Class B and Class C, so long as the ML Entities beneficially own Rykoff-Sexton Voting Securities representing less than 34%, but at least 27%, of the Total Voting Power; (iii) two ML Directors, consisting of one ML Director in Class A and one ML Director in Class B or Class C, so long as the ML Entities beneficially own Rykoff-Sexton Voting Securities representing less than 27%, but at least 16%, of the Total Voting Power; and (iv) one ML Director in Class A, so long as the ML Entities beneficially own Rykoff-Sexton Voting Securities representing less than 16%, but at least 10%, of the Total Voting Power.

  Until such time as the ML Entities no longer beneficially own Rykoff-Sexton Voting Securities representing at least 16% of the Total Voting Power, to the extent that, and for so long as, any of the ML Directors is qualified under the then-current rules of the NYSE, the rules and regulations under the Code relating to the qualification of employee stock benefit plans, the rules and regulations under Section 16(b) of the Exchange Act and Rykoff-Sexton's bylaws, Rykoff-Sexton will use its best efforts to cause the Rykoff-Sexton Board of Directors to designate one of the ML Directors to serve on each of the committees of the Rykoff-Sexton Board of Directors to the same extent, and on the same basis, as the other members of the Rykoff-Sexton Board of Directors. In addition, subject to the same director qualification requirements, in the event that, and for so long as, the ML Entities own Rykoff-Sexton Voting Securities representing less than 16% but at least 10% of the Total Voting Power, Rykoff-Sexton will use its best efforts to cause the Rykoff-Sexton Board of Directors to designate one of the ML Directors to serve on the Nominating Committee and the Management Development--Compensation and Stock Option Committee of the Rykoff-Sexton Board of Directors to the same extent, and on the same basis, as the other members of the Board of Directors. Pursuant to the Merger Agreement, a designee of MLCP will serve on the Nominating Committee of the JP Foodservice Board of Directors as Rykoff-Sexton's designee thereon. See "Management of JP Foodservice After the Merger."

  The Standstill Agreement also provides that, so long as the ML Entities beneficially own Rykoff-Sexton Voting Securities representing at least 10% of the Total Voting Power, the ML Directors will have representation on the board of directors (and any committees thereof) of any subsidiaries of Rykoff-Sexton in a manner similar to their rights to representation on the Rykoff-Sexton Board of Directors, but only to the extent that any directors of Rykoff-Sexton who are not officers or employees of Rykoff-Sexton are members of the board of directors of any such subsidiary of Rykoff-Sexton.

  The ML Entities have the right, with cause, to request the removal of any ML Director from the Rykoff-Sexton Board of Directors, subject to the applicable provisions of the Rykoff-Sexton Charter and Bylaws as well as applicable statutory provisions, and Rykoff-Sexton will use its best efforts to have such removal approved by the Rykoff-Sexton Board of Directors. The ML Entities also have the right to designate nominees for vacancies caused by a ML Director ceasing to serve as a member of the Board of Directors, subject to certain restrictions, provided that the filing of the vacancy is to be made by action of the Rykoff-Sexton Board of Directors in accordance with the terms of the Rykoff-Sexton Charter (as defined herein). In addition, in the event that the percentage of Total Voting Power represented by the Rykoff-Sexton Voting Securities beneficially owned in the aggregate by the ML Entities at any time decreases below any of the minimum percentages specified above entitling the ML Entities to board and committee representation, the ML Entities will cause such number of ML Directors to resign as is necessary to adjust the number of remaining ML Directors to the number (if any) to which the ML Entities would have otherwise been entitled under the Standstill Agreement if the nominations to the Board of Directors (or any committee thereof) of Rykoff-Sexton or any subsidiary of Rykoff-Sexton were made at such time. Any subsequent increase in the percentage of the Total Voting Power represented in the aggregate by the Rykoff-Sexton Voting Securities beneficially owned by the ML Entities above any such minimum percentage will not entitle the ML Entities to have any additional ML Directors named or elected.

  Nothing in the Standstill Agreement requires the ML Entities to designate any ML Directors or requires an ML Director to serve in office. Until such time as the ML Entities no longer beneficially own Rykoff-Sexton Voting Securities representing in the aggregate at least 10% of the Total Voting Power, in the event there is a vacancy created on the Rykoff-Sexton Board of Directors by the resignation or removal of an ML Director or the failure of the ML Entities to designate an ML Director (other than a resignation as a result of a decrease in the percentage of the aggregate number of votes of all outstanding Rykoff-Sexton Voting Securities represented by Rykoff-Sexton Voting Securities owned by the ML Entities below the minimum percentages specified above for representation on the Rykoff-Sexton Board of Directors), upon the written request of the ML Entities, Rykoff-Sexton will reduce the size of the Rykoff-Sexton Board of Directors by the number of such vacancies and thereafter, the ML Entities will have no right to designate any ML Directors to the extent of such reduction.

  The Standstill Agreement provides that the rights to board and committee representation described above will extend only to those ML Entities which are controlled by Merrill Lynch & Co., and in the event of any transaction resulting in Merrill Lynch & Co. no longer controlling such ML Entity, such ML Entity will no longer have any rights to such board and committee representation, but will be bound by the other terms of the Standstill Agreement.

  Rykoff-Sexton's obligations described above regarding board and committee representation are subject to compliance with the provisions of the Rykoff-Sexton Charter and Bylaws and the fiduciary duties of Rykoff-Sexton's Board of Directors and Nominating Committee to the stockholders of Rykoff-Sexton. Nothing set forth in such provisions will require Rykoff-Sexton to violate any such provisions or require any director of Rykoff-Sexton to breach any such fiduciary duty.

  Voting Provisions. During the term of the Standstill Agreement, until such time as the ML Entities no longer beneficially own Rykoff-Sexton Voting Securities representing at least 10% of the Total Voting Power, the ML Entities will take all such action as may be required so that all Rykoff-Sexton Voting Securities owned by the ML Entities and their affiliates, as a group, are (i) voted for Rykoff-Sexton's nominees to the Rykoff-Sexton Board of Directors, in accordance with the recommendation of the Nominating Committee of the Rykoff-Sexton Board of Directors, and (ii) voted on all matters to be voted on by holders of Rykoff-Sexton Voting Securities. The foregoing obligation referred to in clause (i) is subject to (A) Rykoff-Sexton having performed its obligations under the Standstill Agreement to use its best efforts to cause the Rykoff-Sexton Board of Directors to designate one of the ML Directors to serve on such Nominating Committee as long as the ML Entities own Rykoff-Sexton Voting Securities representing at least 10% of the Total Voting Power, if the ML Entities have requested such representation on the Nominating Committee; and (B) the right of the ML Entities to abstain from, or to vote against, any one (and only one) nominee for election to the Rykoff-Sexton Board of Directors at an annual meeting of stockholders (other than any nominee who was a member of the Rykoff-Sexton Board of Directors as of the date of the merger agreement related to the US Foodservice Acquisition, which would include all of the directors (other than directors appointed by ML Entities) who will become members of the JP Foodservice Board of Directors pursuant to the Merger Agreement) if the ML Entities have a reasonable, good faith objection to any such nominee based on such nominee's personal qualifications to serve as a member of the Rykoff-Sexton Board of Directors and if the board of directors of any such ML Entity determines in good faith that such action is required to fulfill its fiduciary duties. In addition, the ML Entities agree to be present, in person or by proxy, at all duly held meetings of stockholders of Rykoff-Sexton so that all Rykoff-Sexton Voting Securities held by the ML Entities may be counted for determining the presence of a quorum at such meetings.

  Transfer Restrictions and Right of First Refusal. During the term of the Standstill Agreement, except as described below, the ML Entities have agreed not to, directly or indirectly, sell, transfer or assign any Rykoff-Sexton Voting Securities, except (i) to Rykoff-Sexton, (ii) pursuant to a merger or consolidation of Rykoff-Sexton which has been approved by the affirmative vote of a majority of the members of the Rykoff-Sexton Board of Directors then in office, (iii) pursuant to a bona fide public offering registered under the Securities Act, in which the ML Entities will use commercially reasonable efforts to effect as wide a distribution of such Rykoff-Sexton Voting Securities as is reasonably practicable and to prevent any person or group from acquiring pursuant to such offering beneficial ownership of Rykoff-Sexton Voting Securities representing more than 5% of the Total Voting Power, (iv) pursuant to Rule 144 under the Securities Act, (v) pursuant to a pro rata distribution (including any such distribution pursuant to any liquidation or dissolution of any ML Entity) by any ML Entity to its partners or stockholders, if no ultimate successor or distributee, as the case may be, and no person who controls such ultimate successor or distributee, acquires from any ML Entity in such distribution beneficial ownership of Rykoff-Sexton Voting Securities representing more than 3% of the Total Voting Power,
(vi) transfers of Rykoff-Sexton Voting Securities to any person or group which, after giving effect to such transfer, would beneficially own Rykoff-Sexton Voting Securities representing less than 5% of the Total Voting Power,
(vii) transfers of Rykoff-Sexton Voting Securities representing less than 10% of the Total Voting Power to any person or group eligible to file a short-form statement on Schedule 13G under Rule 13d-1 under the Exchange Act based on its ownership of Rykoff-Sexton Voting Securities, (viii) transfers of Rykoff-Sexton Voting Securities made on or after January 1, 2000, in connection with the required dissolution of any ML Entity, to any person or group (A) which, after giving effect to such transfer, would beneficially own Rykoff-Sexton Voting Securities representing in the aggregate less than the greater of (x) 15% of the Total Voting Power or (y) such other percentage of the Total Voting Power as would make such person or group an "Acquiring Person" under Rykoff-Sexton's shareholders' rights plan or (B) approved by the prior affirmative vote of a majority of the members of the Rykoff-Sexton Board of Directors other than the ML Directors, (ix) pursuant to a tender offer or exchange offer that the Rykoff-Sexton Board of Directors, by action taken by the affirmative vote of a majority of the members of the Board of Directors then in office, has determined not to oppose, or (x) following compliance with procedures with respect to the right of first refusal described below, provided, that, in the case of transfers described in clauses (iii)-(vii) above, the rights of the ML Entities under the Standstill Agreement will not transfer to any transferee.

  Pursuant to the right of first refusal, except as otherwise permitted under the Standstill Agreement, if any ML Entity (the "Selling ML Entity") receives an offer from, or enters into any agreement or understanding with, a third party to purchase or otherwise acquire Rykoff-Sexton Voting Securities from the Selling ML Entity, the Selling ML Entity will have the right, provided that the rights of the Selling ML Entity under the Standstill Agreement will not transfer to such third party, to sell or otherwise transfer the amount of Rykoff-Sexton Voting Securities which are the subject of such offer by, or agreement or understanding with, such third party if, prior to such transfer, Rykoff-Sexton has been given the opportunity to purchase such Rykoff-Sexton Voting Securities pursuant to the following procedures. The Selling ML Entity must give written notice of such proposed transfer to Rykoff-Sexton specifying the amount of Rykoff-Sexton Voting Securities proposed to be transferred, the proposed price therefor (the "Transfer Consideration"), the identity of the offeror and other material terms of the proposed transfer. Rykoff-Sexton will thereafter have a period of 15 business days to provide the Selling ML Entity with written notice of the exercise of its right to purchase all such Rykoff-Sexton Voting Securities for cash in an amount equivalent to the Transfer Consideration. Rykoff-Sexton may also specify a designee as purchaser under the right of first refusal. The closing of the purchase pursuant to the exercise of the right of first refusal must take place within 60 days after Rykoff-Sexton gives notice of such exercise (such period to be extended for up to an additional 60 days, if necessary, to comply with applicable laws and regulations). If Rykoff-Sexton elects not to exercise its right of first refusal, the Selling ML Entity will be free, during the following 60-day period (such period to be extended for up to an additional 60 days, if necessary, to comply with applicable laws and regulations), to transfer the Rykoff-Sexton Voting Securities in accordance with the terms of the original offer.

  Term. The Standstill Agreement will continue in effect until the earlier of
(i) the tenth anniversary of the effective date of the US Foodservice Acquisition (May 17, 1996) and (ii) the date on which the ML Entities and their affiliates beneficially own Rykoff-Sexton Voting Securities representing less than 10% of the Total Voting Power. The Standstill Agreement will be reinstated, however, if, after termination of the Standstill Agreement due to a reduction in beneficial ownership below such 10% threshold and prior to the tenth anniversary of such effective date, (i) the ML Entities subsequently become the beneficial owners of Rykoff-Sexton Voting Securities representing 10% or more of the Total Voting Power or (ii) the ML Entities and their affiliates subsequently become the beneficial owner of 5% or more of all outstanding Rykoff-Sexton Voting Securities in a manner which requires the filing of a Schedule 13D under the Exchange Act.

REGISTRATION RIGHTS AGREEMENT

  In connection with the US Foodservice Acquisition, Rykoff-Sexton executed and delivered the Registration Rights Agreement, pursuant to which the ML Investors have certain "demand" and "piggyback" rights, and the other stockholders named therein and Frank H. Bevevino, former President of Rykoff-Sexton, have certain "piggyback" rights, to require Rykoff-Sexton to register under the Securities Act the transfer of all or a portion of the Registrable Securities held by them. In connection with the Merger, pursuant to the Support Agreement, JP Foodservice has agreed, as of the Effective Time, to assume Rykoff-Sexton's rights and obligations under the Registration Rights Agreement and will be required, for a specified period and subject to certain limitations and qualifications, to register under the Securities Act the transfer of all or a portion of the JP Foodservice Common Shares that will be issued in the Merger in exchange for Registrable Securities to holders thereof who have rights under the Registration Rights Agreement (collectively, the "Holders"). The following description of the Registration Rights Agreement summarizes provisions of the Registration Rights Agreement as in effect immediately prior to the Effective Time.

  The ML Investors holding a majority of the Registrable Securities held by the ML Investors may make a written demand of Rykoff-Sexton to effect the registration of all or part of the ML Investors' Registrable Securities. Rykoff-Sexton will not be required to take any action if, among other things,
(i) four demand registrations have been previously effected, or (ii) the Registrable Securities requested to be registered have a then current market value of less than $50 million, unless such demand is for registration of all remaining Registrable Securities held by the ML Investors. Rykoff-Sexton will be required to file the registration statement within 30 days after exercise of any demand right. Rykoff-Sexton will not be required to effect a registration during certain "blackout periods" during which Rykoff-Sexton has determined in good faith that such registration (i) could materially impair or delay a pending transaction (up to 180 days) or (ii) would require disclosure of confidential information (up to 90 days).

  If Rykoff-Sexton seeks to register, in a proposed public offering for its own account or for the account of any holder of Rykoff-Sexton Common Shares (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor form under the Securities Act, or filed in connection with an exchange offer or an offering of securities solely to existing stockholders or employees of Rykoff-Sexton), any Rykoff-Sexton Common Shares while the Registration Rights Agreement is in effect, the Holders will have the right to request that Rykoff-Sexton include any or all of their Registrable Securities in the proposed offering. Rykoff-Sexton must provide each Holder with at least 20 business days' notice prior to the filing of the registration statement. Such notice must specify the approximate date on which Rykoff-Sexton proposes to file such registration statement and advise the Holder of the Holder's right to have any or all of the Holder's Registrable Securities included in such registration. A Holder, in a written request given to Rykoff-Sexton within 15 days after such Holder's receipt of written notice from Rykoff-Sexton, may include such Holder's Registrable Securities in such registration statement, subject to constraints of marketability of the proposed offering, as determined in good faith by the lead managing underwriter. In the event that marketing constraints prevent the registration of all Registrable Securities requested to be registered, such Registrable Securities shall be registered, to the extent marketable, on a pro rata basis.

  In registering Registrable Securities, Rykoff-Sexton will be obligated to use its reasonable best efforts to make relevant filings with the SEC, to provide appropriate notices and necessary disclosures to requesting parties, to make customarily required warranties and representations to underwriters, and to take certain other specified actions.

  Each Holder will be required to pay all underwriting discounts, commissions, transfer taxes and documentary stamp taxes related to the Registrable Securities offered for sale by such Holder as well as the fees and disbursements of its counsel (other than counsel representing the Holders as a group). All other fees and expenses in connection with the registration of Registrable Securities, including those of counsel representing the Holders as a group, will be borne by Rykoff-Sexton. Rykoff-Sexton will agree to indemnify the Holders and the prospective underwriters of registrations of Registrable Securities for liabilities for material misstatements and omissions, other than any material misstatements or omissions based on information provided by the Holders, included in the registration statement. Each Holder will agree to indemnify Rykoff-Sexton, all other Holders or any underwriter for liabilities for material misstatements and omissions made in the registration statement in reliance on information provided to Rykoff-Sexton by such Holders, subject to certain limitations. To the extent that indemnification from an indemnifying party is unavailable, contribution will also be available, with certain limitations, to any of the above parties in relation to relative fault.

UNAUDITED PRO FORMA COMBINING CONSOLIDATED FINANCIAL STATEMENTS FOR THE MERGER

  The accompanying unaudited pro forma combining consolidated financial statements give effect to the Merger, which will be accounted for as a pooling of interests. Accordingly, the unaudited pro forma combining consolidated balance sheet as of September 27, 1997 and the unaudited pro forma combining consolidated statements of operations for the years ended July 1, 1995, June 29, 1996 and June 28, 1997 and the three months ended September 28, 1996 and September 27, 1997 reflect the combining of the historical financial results of Rykoff-Sexton with the historical financial results of JP Foodservice. The unaudited pro forma combined results of JP Foodservice and of Rykoff-Sexton are not necessarily indicative of results of operations that would have resulted if the Merger had been consummated at the beginning of the periods indicated or the results that will be achieved in the future. Data as of and for the three months ended September 28, 1996 and September 27, 1997 include, in the opinion of management of JP Foodservice (with respect to the JP Foodservice data) and Rykoff-Sexton (with respect to the Rykoff-Sexton data), all adjustments (consisting only of normal recurring adjustments, except as otherwise noted) necessary for a fair presentation of such data. Results for the three months ended September 27, 1997 are not necessarily indicative of the results which may be expected for any other interim periods or for the year as a whole.

  The unaudited pro forma combining consolidated financial statements reflect adjustments for the pooling of JP Foodservice and Rykoff-Sexton, including reclassifications to conform to the presentation expected to be used by the combined company and the JP Foodservice Common Shares to be issued as consideration in connection with the Merger.

  The unaudited pro forma combining consolidated balance sheet includes one-time charges expected to be incurred in connection with the Merger. The charges include professional fees incurred in the Merger, severance and change in control costs, and facility consolidation and other related costs associated with the integration of the JP Foodservice and Rykoff-Sexton businesses. JP Foodservice estimates the charges will be approximately $92.0 million before related income tax benefits. Such charges have not been included in the pro forma combining consolidated statement of operations for the three months ended September 27, 1997 as such charges are nonrecurring.

  The unaudited pro forma combining consolidated statements of operations do not reflect operating and interest cost savings that management believes may be realized following the acquisition. Management of JP Foodservice and Rykoff-Sexton have estimated that the combination of JP Foodservice and Rykoff-Sexton could create opportunities for operating cost savings of approximately $14 million during the first twelve-month period following the Effective Time, $20 million during the second twelve-month period following the Effective Time and $30 million annually thereafter. These cost savings are expected to be realized primarily through the restructuring of operations. See "The Merger--Potential Cost Savings and Operating Synergies." In addition, upon consummation of the Merger, JP Foodservice expects to enter into the New Credit Facility, which is expected to provide for lower borrowing costs than the overall borrowing costs available under the Existing Bank Credit Facilities. See "Description of Proposed New Financing Arrangements."

  Management estimates that the New Credit Facility will provide annual interest cost savings of approximately $5 to $10 million. No assurances can be made as to the amount of cost savings that actually will be realized from restructuring of operations, the New Credit Facility, or otherwise.

  Upon consummation of the New Credit Facility, the combined company will incur an extraordinary charge of $9.1 million, net of an income tax benefit of $5.9 million (principally related to loan prepayment charges and the write-off of deferred financing costs). The unaudited pro forma combining consolidated financial statements do not reflect such extraordinary charge.

  The unaudited pro forma combining consolidated financial statements are based on certain assumptions and adjustments described in the following unaudited pro forma combining consolidated financial information and should be read in conjunction therewith and with the consolidated financial statements and related notes thereto of JP Foodservice and Rykoff-Sexton previously filed with the SEC, which are incorporated by reference in this Joint Proxy Statement/Prospectus.

                     JP FOODSERVICE, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA COMBINING CONSOLIDATED BALANCE SHEET

                         AS OF SEPTEMBER 27, 1997

             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   HISTORICAL
                             ----------------------                  PRO FORMA
                                 JP       RYKOFF-     PRO FORMA       COMBINED
                             FOODSERVICE   SEXTON    ADJUSTMENTS     COMPANIES
                             ----------- ----------  -----------     ----------
ASSETS
Current assets
 Cash and cash equivalents..  $  11,430  $   47,133  $      --       $   58,563
 Accounts receivable, net...    168,176     161,371         --          329,547
 Inventories................    123,636     228,668         --          352,304
 Prepaid expenses and other
  assets....................     13,292      23,171         --           36,463
 Deferred income taxes......      2,282      18,998      13,490 (a)      34,770
                             ----------  ----------  ----------      ----------
  Total current assets......    318,816     479,341      13,490         811,647
                             ----------  ----------  ----------      ----------
Property, plant and equip-
 ment, net..................    139,413     314,699     (25,000)(a)     429,112
Goodwill, net...............    103,333     434,563         --          537,896
Deferred income taxes.......        --       27,805      (1,232)(a)      26,573
Other assets, net...........      5,890      20,998         --           26,888
                             ----------  ----------  ----------      ----------
  Total assets..............  $ 567,452  $1,277,406    $(12,742)     $1,832,116
                             ==========  ==========  ==========      ==========
LIABILITIES AND STOCKHOLD-
 ERS'
 EQUITY
Current liabilities
 Current maturities of long-
  term debt and capital
  lease obligations.........  $   9,201   $  21,672     $   --       $   30,873
 Accounts payable...........    117,203     271,728         --          388,931
 Accrued expenses...........     23,018      96,498      50,770 (a)     170,286
                             ----------  ----------  ----------      ----------
  Total current liabili-
   ties.....................    149,422     389,898      50,770         590,090
                             ----------  ----------  ----------      ----------
Noncurrent liabilities
 Senior debt................    155,104     354,249         --          509,353
 Subordinated debt..........        104     129,315         --          129,419
 Obligations under capital
  leases....................     18,506      15,098         --           33,604
 Deferred income taxes......      8,242         --       (8,242)(a)         --
 Other noncurrent liabili-
  ties......................        --       20,655       4,000 (a)      24,655
                             ----------  ----------  ----------      ----------
  Total liabilities.........    331,378     909,215      46,528       1,287,121
                             ----------  ----------  ----------      ----------
Stockholders' equity
 Preferred stock, $.01 par
  value, 5,000,000 shares
  authorized, none issued...        --          --          --              --
 Common stock, $.01 par
  value, 75,000,000 shares
  authorized, 22,606,308
  issued and 45,125,762
  pro forma.................        225       2,891      (2,665)(b)         451
 Additional paid-in-capi-
  tal.......................    226,895     311,782      11,850 (b)     550,527
 Retained earnings (defi-
  cit)......................      8,954      56,533     (71,470)(a)      (5,983)
 Treasury stock.............        --       (3,015)      3,015 (b)         --
                             ----------  ----------  ----------      ----------
  Total stockholders' equi-
   ty.......................    236,074     368,191     (59,270)        544,995
                             ----------  ----------  ----------      ----------
  Total liabilities and
   stockholders' equity..... $  567,452  $1,277,406  $  (12,742)     $1,832,116
                             ==========  ==========  ==========      ==========

 See Notes to Unaudited Pro Forma Combining Consolidated Financial Statements.

                     JP FOODSERVICE, INC. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINING CONSOLIDATED
                            STATEMENTS OF OPERATIONS

                     FOR THE FISCAL YEAR ENDED JULY 1, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                       HISTORICAL
                                 -----------------------               PRO FORMA
                                     JP        RYKOFF-    PRO FORMA     COMBINED
                                 FOODSERVICE  SEXTON(C)  ADJUSTMENTS   COMPANIES
                                 -----------  ---------- -----------   ----------
Net sales......................  $1,288,315   $1,569,019   $  --       $2,857,334
Cost of sales..................   1,069,494    1,193,325      --        2,262,819
                                 ----------   ----------   ------      ----------
  Gross profit.................     218,821      375,694      --          594,515
Operating expenses.............     177,490      348,672      --          526,162
Amortization of intangible
 assets........................       2,263          529      --            2,792
Stock compensation charge......         709          --       --              709
                                 ----------   ----------   ------      ----------
  Income from operations.......      38,359       26,493      --           64,852
Interest expense and other
 financing costs, net..........      22,074       10,867      --           32,941
                                 ----------   ----------   ------      ----------
  Income from continuing
   operations before provision
   for income taxes and
   extraordinary charge........      16,285       15,626      --           31,911
Provision for income taxes.....       7,358        6,250      --           13,608
                                 ----------   ----------   ------      ----------
  Income from continuing
   operations before
   extraordinary charge........       8,927        9,376      --           18,303
Gain on disposal of, and income
 from, discontinued operations,
 net of income taxes of
 $15,782.......................         --        23,496      --           23,496
                                 ----------   ----------   ------      ----------
  Income before extraordinary
   charge......................       8,927       32,872      --           41,799
Extraordinary charge, net of
 income tax benefit of $3,059..      (4,590)         --       --           (4,590)
                                 ----------   ----------   ------      ----------
  Net income...................       4,337       32,872      --           37,209
Preference dividends...........         (40)         --       --              (40)
                                 ----------   ----------   ------      ----------
  Net income applicable to
   common shareholders.........  $    4,297   $   32,872   $  --       $   37,169
                                 ==========   ==========   ======      ==========
Net income per common share:
  Income from continuing
   operations before
   extraordinary charge........  $     0.68   $     0.64               $     0.75
  Gain on disposal of, and
   income from, discontinued
   operations..................         --          1.60                     0.96
  Extraordinary charge.........       (0.35)         --                     (0.19)
                                 ----------   ----------               ----------
Net income per common share....  $     0.33   $     2.24               $     1.52
                                 ==========   ==========               ==========
Weighted average common shares
 and common stock equivalents
 outstanding...................      13,104       14,730   (3,314)(e)      24,520
                                 ==========   ==========   ======      ==========

 See Notes to Unaudited Pro Forma Combining Consolidated Financial Statements.

                     JP FOODSERVICE, INC. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINING CONSOLIDATED
                            STATEMENTS OF OPERATIONS

                    FOR THE FISCAL YEAR ENDED JUNE 29, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                    HISTORICAL
                              ----------------------                PRO FORMA
                                  JP       RYKOFF-     PRO FORMA     COMBINED
                              FOODSERVICE SEXTON(D)   ADJUSTMENTS   COMPANIES
                              ----------- ----------  -----------   ----------
Net sales...................  $1,449,303  $1,789,478    $  --       $3,238,781
Cost of sales...............   1,198,797   1,387,299       --        2,586,096
                              ----------  ----------    ------      ----------
  Gross profit..............     250,506     402,179       --          652,685
Operating expenses..........     202,953     387,493       --          590,446
Amortization of intangible
 assets.....................       2,338       1,906       --            4,244
Impairment of long-lived as-
 sets.......................         --       29,700       --           29,700
Reversal of restructuring
 charge.....................         --       (6,441)      --           (6,441)
                              ----------  ----------    ------      ----------
  Income (loss) from opera-
   tions....................      45,215     (10,479)      --           34,736
Interest expense and other
 financing costs, net.......      15,187      17,340       --           32,527
Nonrecurring charges........       1,517         --        --            1,517
                              ----------  ----------    ------      ----------
  Income (loss) before in-
   come taxes (benefit).....      28,511     (27,819)      --              692
Provision for income taxes
 (benefit)..................      11,598     (11,039)      --              559
                              ----------  ----------    ------      ----------
  Net income (loss).........  $   16,913  $  (16,780)   $  --       $      133
                              ==========  ==========    ======      ==========
Net income (loss) per common
 share......................  $     0.90  $    (1.12)               $     0.00
                              ==========  ==========                ==========
Weighted average common
 shares and common stock
 equivalents outstanding....      18,809      14,941    (3,362)(e)      30,388
                              ==========  ==========    ======      ==========


 See Notes to Unaudited Pro Forma Combining Consolidated Financial Statements.

                     JP FOODSERVICE, INC. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINING CONSOLIDATED
                            STATEMENTS OF OPERATIONS

                    FOR THE FISCAL YEAR ENDED JUNE 28, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                    HISTORICAL
                              ----------------------                PRO FORMA
                                  JP       RYKOFF-     PRO FORMA     COMBINED
                              FOODSERVICE   SEXTON    ADJUSTMENTS   COMPANIES
                              ----------- ----------  -----------   ----------
Net sales...................  $1,691,913  $3,477,493    $  --       $5,169,406
Cost of sales...............   1,396,223   2,770,109       --        4,166,332
                              ----------  ----------    ------      ----------
  Gross profit..............     295,690     707,384       --        1,003,074
Operating expenses..........     232,435     609,466       --          841,901
Amortization of intangible
 assets.....................       2,918      12,431       --           15,349
Executive severance
 compensation...............         --        4,000       --            4,000
Reversal of restructuring
 charge.....................         --       (4,000)      --           (4,000)
                              ----------  ----------    ------      ----------
  Income from operations....      60,337      85,487       --          145,824
Interest expense and other
 financing costs, net.......      16,522      59,541       --           76,063
Nonrecurring charges........       5,400         --        --            5,400
                              ----------  ----------    ------      ----------
  Income before income
   taxes....................      38,415      25,946       --           64,361
Provision for income taxes..      16,167       9,908       --           26,075
                              ----------  ----------    ------      ----------
  Net income................  $   22,248  $   16,038    $  --       $   38,286
                              ==========  ==========    ======      ==========
Net income per common
 share......................  $     1.02  $     0.56                $     0.87
                              ==========  ==========                ==========
Weighted average common
 shares and common stock
 equivalents outstanding....      21,862      28,644    (6,445)(e)      44,061
                              ==========  ==========    ======      ==========


 See Notes to Unaudited Pro Forma Combining Consolidated Financial Statements.

                     JP FOODSERVICE, INC. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINING CONSOLIDATED
                            STATEMENTS OF OPERATIONS

                 FOR THE THREE MONTHS ENDED SEPTEMBER 28, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      HISTORICAL
                                 --------------------
                                     JP      RYKOFF-   COMBINING     COMBINED
                                 FOODSERVICE  SEXTON  ADJUSTMENTS   COMPANIES
                                 ----------- -------- -----------   ----------
Net sales.......................  $414,362   $904,827   $   --      $1,319,189
Cost of sales...................   343,631    727,440       --       1,071,071
                                  --------   --------   -------     ----------
  Gross profit..................    70,731    177,387       --         248,118
Operating expenses..............    57,667    155,928       --         213,595
Amortization of intangible
 assets.........................       597      2,933       --           3,530
                                  --------   --------   -------     ----------
  Income from operations........    12,467     18,526       --          30,993
Interest expense and other
 financing costs, net...........     3,654     14,409       --          18,063
Nonrecurring charges............     5,300        --        --           5,300
                                  --------   --------   -------     ----------
  Income before income taxes....     3,513      4,117       --           7,630
Provision for income taxes......     1,459      2,071       --           3,530
                                  --------   --------   -------     ----------
  Net income....................  $  2,054   $  2,046   $   --      $    4,100
                                  ========   ========   =======     ==========
Net income per common share.....  $   0.10   $   0.07               $     0.10
                                  ========   ========               ==========
Weighted average common shares
 and common stock equivalents
 outstanding....................    20,640     28,051    (6,311)(e)     42,380
                                  ========   ========   =======     ==========


 See Notes to Unaudited Pro Forma Combining Consolidated Financial Statements.

                   JP FOODSERVICE, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA COMBINING CONSOLIDATED

                         STATEMENTS OF OPERATIONS

               FOR THE THREE MONTHS ENDED SEPTEMBER 27, 1997

                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      HISTORICAL
                                 --------------------
                                     JP      RYKOFF-   COMBINING     COMBINED
                                 FOODSERVICE  SEXTON  ADJUSTMENTS   COMPANIES
                                 ----------- -------- -----------   ----------
Net sales.......................  $467,890   $870,938   $   --      $1,338,828
Cost of sales...................   385,744    696,839       --       1,082,583
                                  --------   --------   -------     ----------
  Gross profit..................    82,146    174,099       --         256,245
Operating expenses..............    65,472    150,272       --         215,744
Amortization of intangible
 assets.........................       776      2,906       --           3,682
Executive severance
 compensation...................       --       1,100       --           1,100
                                  --------   --------   -------     ----------
  Income from operations........    15,898     19,821       --          35,719
Interest expense and other
 financing costs, net...........     4,399     14,528       --          18,927
                                  --------   --------   -------     ----------
  Income before income taxes....    11,499      5,293       --          16,792
Provision for income taxes......     4,558      2,445       --           7,003
                                  --------   --------   -------     ----------
  Net income....................  $  6,941   $  2,848   $   --      $    9,789
                                  ========   ========   =======     ==========
Net income per common share.....  $   0.31   $   0.10               $     0.22
                                  ========   ========               ==========
Weighted average common shares
 and common stock equivalents
 outstanding....................    22,603     29,217    (6,574)(e)     45,246
                                  ========   ========   =======     ==========

 See Notes to Unaudited Pro Forma Combining Consolidated Financial Statements.

                  JP FOODSERVICE, INC. AND SUBSIDIARIES

                    NOTES TO UNAUDITED PRO FORMA COMBINING
                       CONSOLIDATED FINANCIAL STATEMENTS

  Certain reclassifications have been made to the historical consolidated statements of operations of JP Foodservice and Rykoff-Sexton to conform to the presentation expected to be used by the combined company. The pro forma adjustments are as follows:

  (a) Reflects costs associated with employee severance and change in control costs, facility consolidations, and Merger-related professional fees, based on management's preliminary estimates (in thousands):

     Professional fees................................................. $14,645
     Severance and change in control costs.............................  23,000
     Facility consolidations...........................................  42,000
     Other transaction related costs...................................  12,325
                                                                        -------
     One-time charges, pre-tax.........................................  91,970
     Tax benefit of deductible charges (effective tax rate 38.0%)......  20,500
                                                                        -------
     After-tax charge.................................................. $71,470
                                                                        =======

    The one-time charges of $71.5 million have not been included in the pro forma combining consolidated statement of operations because such charges are nonrecurring.

  (b) Reflects the reclassification of equity in connection with issuance of JP Foodservice Common Shares to the Rykoff-Sexton stockholders, as well as issuance of the equivalent number of JP Foodservice Common Shares in exchange for the Performance Share Awards, the cost of which has been included as part of the severance and change in control costs described above in (a).

  (c) Historical results for Rykoff-Sexton are for the fiscal year ended April 29, 1995.

  (d) Historical results for Rykoff-Sexton are for the fiscal year ended April 27, 1996.

  (e) Reflects the application of the Exchange Ratio to the Rykoff-Sexton Common Shares to be exchanged in the Merger.

              DESCRIPTION OF PROPOSED NEW FINANCING ARRANGEMENTS

  In connection with the Merger and effective as of the Closing Date, JP Foodservice proposes to enter into the New Credit Facility. JP Foodservice will apply amounts drawn under the New Credit Facility, which will provide funding of up to $750 million, primarily to (i) refinance the indebtedness of JP Foodservice and Rykoff-Sexton outstanding under the Existing Bank Credit Facilities (which totaled approximately $499 million as of September 27, 1997), (ii) pay estimated fees and expenses of approximately $33 million incurred in connection with the Merger and (iii) finance capital expenditures and on-going working capital needs. Borrowings under the New Credit Facility also will be used to repurchase any Rykoff-Sexton Public Notes tendered pursuant to an offer to purchase required to be made following consummation of the Merger. See "Risk Factors--Offer to Purchase Rykoff-Sexton Senior Subordinated Notes." If the terms of the New Credit Facility are completed on the terms set forth below, JP Foodservice expects that annual interest costs for the combined companies will be approximately $5 to $10 million less than the overall interest costs that would be incurred under the Existing Bank Credit Facilities. The availability of financing under the New Credit Facility or otherwise is not a condition to consummation of the Merger. Such financing will be subject to certain terms and conditions, which will include the negotiation, execution and delivery of definitive credit documents. There can be no assurance as to whether, or the definitive terms on which, the New Credit Facility actually will be available to JP Foodservice.

  JP Foodservice also intends after the Merger to increase the size of the existing receivables securitization programs currently operated by it and Rykoff-Sexton by $50 million to $100 million. The proceeds of the additional securitization will be used to reduce revolving credit borrowings.

NEW CREDIT FACILITY

  The following is a summary of the proposed material provisions of the New Credit Facility as set forth in the Commitment Letter. Defined terms that are used but not defined in the summary have the meanings given to such terms in the Commitment Letter. Because the terms, conditions and covenants of the Credit Facility are subject to the negotiation, execution and delivery of definitive credit documents, certain of the actual terms, conditions and covenants of the New Credit Facility may differ in material respects from those described below.

  The obligor or obligors under the New Credit Facility (collectively, the "Borrowers") will be one or more wholly-owned subsidiaries of JP Foodservice, including the Surviving Corporation.

  The New Credit Facility will include a $550 million revolving credit facility (the "Revolving Credit Facility") and a $200 million 364-day revolver/term loan (the "Revolver/Term Loan Facility"). The Revolving Credit Facility will include a $75 million facility for standby and commercial letters of credit and a $50 million swing-line facility for same day borrowings. Amounts outstanding under the Revolving Credit Facility and the Revolver/Term Loan Facility (absent an extension as described below) will be due and payable on the fifth anniversary of the closing of the Revolving Credit Facility (the "Revolving Credit Facility Closing"). The Borrowers may draw down amounts under the Revolver/Term Loan Facility until 364 days after the Revolving Credit Facility Closing, provided that at the end of such 364 day period the lenders under the New Credit Facility (the "Lenders") may, at their option, extend the Revolver/Term Loan Facility for an additional 364-day period. The Commitment Letter contemplates that the final documentation for the New Credit Facility will include a mechanism to increase the amount available to the Borrowers under the New Credit Facility by $200 million.

  Amounts drawn under the Revolving Credit Facility and the Revolver/Term Loan Facility will initially bear interest at a rate equal to LIBOR plus 45.0 basis points and LIBOR plus 47.5 basis points, respectively. The Borrowers may, subject to availability, select interest periods of 1, 2, 3 or 6 months for LIBOR loans. The Commitment Letter contemplates that if the Borrowers are in compliance with all the terms of the New Credit Facility for the quarter ending March 31, 1998, amounts drawn under the New Credit Facility will, at the Borrowers' option, bear interest at the Applicable Margin for LIBOR Loans or the Alternate Base Rate. The Applicable Margin for LIBOR Loans will fluctuate based on the Borrowers' ratio of Indebtedness to Operating Cash Flow, from time to time, between LIBOR plus 17.5 basis points and LIBOR plus
55.0 basis points for
the Revolving Credit Facility and between LIBOR plus 19.5 basis points and LIBOR plus 57.5 basis points for the Revolver/Term Loan Facility. The Alternate Base Rate will be the higher of (i) NationsBank's prime rate and
(ii) the Federal Funds rate plus .50%.

  The Commitment Letter contemplates that the Borrowers will initially pay a Facility Fee on amounts committed under the Revolving Credit Facility and the Revolver/Term Loan Facility of 17.5 basis points and 15.0 basis points, respectively. If the Borrowers are in compliance with all the terms of the New Credit Facility for the quarter ending March 31, 1998, the Facility Fee will fluctuate based on the Borrowers' ratio of Indebtedness to Operating Cash Flow, from time to time, between 7.5 basis points and 20.0 basis points for the Revolving Credit Facility and between 5.5 basis points and 17.5 basis points for the Revolver/Term Loan Facility.

  The Commitment Letter contemplates that the Borrowers' obligations under the New Credit Facility will be guaranteed by JP Foodservice and certain existing or subsequently acquired subsidiaries (the "Restricted Subsidiaries") of JP Foodservice and the Borrowers. The Commitment Letter contemplates that amounts drawn under the New Credit Facility will be unsecured general obligations of the Borrowers ranking pari passu with all other unsubordinated obligations of the Borrowers and that the assets of the Borrowers and their Restricted Subsidiaries as well as the capital stock of the Restricted Subsidiaries will be subject to a negative pledge.

  The Commitment Letter contemplates that the New Credit Facility will contain a number of covenants, including, among others, covenants limiting the ability of the Borrowers and their Restricted Subsidiaries to (i) create liens, (ii) engage in sale and lease-back transactions, (iii) incur debt, (iv) pay dividends or make certain other restricted payments, (v) sell or otherwise dispose of assets, (vi) engage in consolidations or mergers or sell, lease or convey substantially all of their assets, (vii) engage in transactions with affiliates other than on an arms-length basis and (viii) change their business. In addition, the Commitment Letter contemplates that the New Credit Facility will contain additional affirmative covenants as are typical in transactions of this type.

  The Commitment Letter also contemplates that the Borrowers will be required to comply with certain financial tests and to maintain certain financial ratios on a consolidated basis. The Borrowers must maintain (i) a Fixed Charge Coverage Ratio, tested quarterly, no less than 1.5:1.0 initially, and 1.75:1.0 at and after June 30, 1998, (ii) a ratio of Indebtedness to Operating Cash Flow, tested quarterly, of 5.0:1.0 initially, with subsequent reductions to 3.75:1.0 at and after September 30, 2000, and (iii) a Consolidated Net Worth of at least the sum of (a) 85% of the Consolidated Net Worth of the Borrowers at the Closing, (b) 50% of the cumulative Consolidated Net Worth of the Borrowers and their Restricted Subsidiaries from the date of the Revolving Credit Facility Closing to the date of determination, taken as one accounting period, and (c) 80% of Acquired Net Worth, whether positive or negative.

  As defined in the Commitment Letter, "Fixed Charge Coverage Ratio" means, at the date of determination, the ratio of (i) the sum, computed with respect to the Borrowers and their Restricted Subsidiaries for the period of the four consecutive fiscal quarters ended on such date of determination, of (a) the Consolidated Net Income of the Borrowers and their Restricted Subsidiaries,
(b) income taxes paid or accrued, (c) interest on Indebtedness, (d) operating rentals for leased properties and (e) provisions for amortization and depreciation, to (ii) Fixed Charges. "Consolidated Net Income" means, for any period, the net income of the Borrowers and their Restricted Subsidiaries excluding extraordinary gains and losses, all in accordance with generally accepted accounting principles, and excluding non-cash, non-recurring charges and expenses funded by equity. "Fixed Charges" means, at the date of the determination, with respect to the Borrowers and their Restricted Subsidiaries, the sum for the period of the four consecutive fiscal quarters then ended of (i) interest on Indebtedness and (ii) operating rentals for leased properties. "Indebtedness" means, without duplication, (i) all obligations of the Borrowers and their Restricted Subsidiaries for borrowed money or evidenced by bonds, debentures, notes or similar instruments, (ii) all obligations of the Borrowers and their Restricted Subsidiaries for the deferred purchase price of property and services, except certain trade accounts payable, (iii) all Capital Lease Obligations of the Borrowers and their Restricted Subsidiaries, (iv) all preferred stock issued by the Borrowers or their Restricted Subsidiaries which is required by its terms to be redeemed, or for which mandatory sinking fund payments are due, by a fixed date, (v) all Indebtedness of others secured by a Lien on any properties, assets or revenues of the Borrowers or their Restricted Subsidiaries or Guaranteed by the Borrowers or their Restricted Subsidiaries and (vi) all obligations of the Borrowers or their Restricted Subsidiaries with respect to amounts outstanding under receivable purchase facilities. "Operating Cash Flow" means, with respect to the Borrowers and their Restricted Subsidiaries, the sum for the relevant period of (a) the Consolidated Net Income of the Borrowers and their Restricted Subsidiaries,
(b) income taxes paid or accrued, (c) interest on Indebtedness,
(d) depreciation and amortization and (e) the Pro Forma Amount of Operating Cash Flow of any assets or entities acquired by any Borrower or any Restricted Subsidiary during the relevant period, less the amount of Operating Cash Flow of any assets or entities sold by any Borrower or any Restricted Subsidiary during such period. "Consolidated Net Worth" means, at the date of determination, the consolidated stockholders' equity of the Borrowers and their Restricted Subsidiaries.

  Failure to satisfy any of the foregoing covenants would constitute an event of default under the New Credit Facility, notwithstanding the ability of the Borrower to meet its debt service obligations. The New Credit Facility also will include other customary events of default, including, without limitation, a cross-default to other indebtedness, material undischarged judgments, bankruptcy and a change of control of the Borrower or JP Foodservice.

RECEIVABLES SECURITIZATION

  JP Foodservice and Rykoff-Sexton currently operate receivables securitization programs of $50 million and $200 million, respectively. JP Foodservice intends to increase the aggregate size of the existing programs by $50 million to $100 million depending on the volume of eligible receivables. The securitizations are structured as sales of certain accounts receivable to special-purpose subsidiaries of JP Foodservice or Rykoff-Sexton. The special-purpose subsidiaries, in turn, convey the receivables they purchase, or undivided interests in such receivables, to unaffiliated financing vehicles for cash or cash equivalents.

                   OWNERSHIP OF JP FOODSERVICE COMMON SHARES

  The following table sets forth certain information regarding the beneficial ownership of JP Foodservice Common Shares as of September 27, 1997, and as adjusted to reflect the issuance by JP Foodservice of 22,502,275 JP Foodservice Common Shares in connection with the Merger as of the Effective Time, by (i) each person or entity known by JP Foodservice to be the beneficial owner of more than 5% of the JP Foodservice Common Shares, (ii) each person or entity known by JP Foodservice to be a beneficial owner of Rykoff-Sexton Common Shares that would become a beneficial owner of more than 5% of the JP Foodservice Common Shares as a result of the Merger, (iii) each director of JP Foodservice, (iv) certain executive officers of JP Foodservice,
(v) certain directors and executive officers of Rykoff-Sexton who are expected to serve as directors or executive officers of JP Foodservice following consummation of the Merger and (vi) all such executive officers and directors of JP Foodservice and Rykoff-Sexton as a group.

                                BEFORE THE MERGER          AFTER THE MERGER
                             -------------------------- --------------------------
                                SHARES                     SHARES
     NAME AND ADDRESS        BENEFICIALLY    PERCENTAGE BENEFICIALLY    PERCENTAGE
    OF BENEFICIAL OWNER        OWNED(1)       OF CLASS    OWNED(1)       OF CLASS
    -------------------      ------------    ---------- ------------    ----------
T. Rowe Price Associates...   2,651,550(2)      11.7%    2,651,550          5.9%
100 E. Pratt Street
Baltimore, Maryland 21202
Palisade Capital
 Management, L.L.C. .......   1,173,500(3)       5.2     1,173,500          2.6
1 Bridge Plaza, Suite 695
Fort Lee, New Jersey 07024
William Blair & Company,
 L.L.C. ...................   1,462,204(4)       6.5     1,462,204          3.3
222 West Adams Street
Chicago, Illinois 60606
ML Investors(5)............           0            0     7,808,903         17.4
c/o Merrill Lynch Capital
 Partners, Inc.
225 Liberty Street
New York, New York 10080
David M. Abramson..........      17,842(6)         *        17,842            *
Michael J. Drabb...........       6,750(7)         *         6,750            *
Harold E. Feather..........           0            0       161,594(16)        *
Eric E. Glass..............       3,400(8)         *         3,400            *
Lewis Hay, III.............     133,878(9)         *       133,878            *
Mark P. Kaiser.............      80,786(10)        *        80,786            *
Paul I. Latta, Jr..........       4,000(11)        *         4,000            *
Richard J. Martin..........           0            0       131,090(17)        *
James I. Maslon............           0            0       269,816(18)        *
George T. Megas............      31,019(12)        *        31,019            *
James L. Miller............     321,703(13)      1.4       321,703            *
James P. Miscoll...........           0            0        10,268(19)        *
Neil I. Sell...............           0            0        13,808(20)        *
Jeffrey D. Serkes..........       2,500(14)        *         2,500            *
Dean R. Silverman..........       3,000(15)        *         3,000            *
Mark Van Stekelenburg......           0            0       481,024(21)      1.1
Bernard Sweet..............           0            0        16,332(22)        *
All directors and executive
 officers as a group
 (10 persons before the
 Merger and 17 persons
 after the Merger).........     604,878          2.6     1,683,435(23)      3.8

--------
 * Less than 1%.

 (1) The information regarding beneficial ownership of the JP Foodservice Common Shares has been presented in accordance with rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership of JP Foodservice Common Shares includes any shares as to which a person has sole or shared voting power or investment power and also any shares which a person has the right to acquire within 60 days through the exercise of any stock option or other right.
 (2) As reported in a Schedule 13G dated February 11, 1997 filed with the SEC. Voting power with respect to all but 336,750 shares is exercised by other persons. T. Rowe Price New Horizons Fund, Inc. has sole voting power with respect to 1,200,000 of the 2,651,550 shares reported by T. Rowe Price Associates.
 (3) As reported in a Schedule 13G dated February 12, 1997 filed with the SEC.
 (4) As reported in a Schedule 13G dated February 18, 1997 filed with the SEC. Voting power with respect to all but 699,754 shares is exercised by other persons.

 (5) The ML Investors consist of the following entities, each of which after the consummation of the Merger will beneficially own the percentage of outstanding JP Foodservice Common Shares indicated after its name:
     Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P. (7.49%), ML Offshore LBO Partnership No. B-XVIII (3.77%), ML IBK Positions, Inc. (2.47%), MLCP Associates L.P. No. II (0.09%), MLCP Associates No. IV (0.02%), Merrill Lynch KECALP L.P. 1994 (0.12%), Merrill Lynch KECALP L.P. 1991 (0.33%), Merrill Lynch Capital Appreciation Partnership No. XIII, L.P. (2.78%), ML Offshore LBO Partnership No. XIII (0.07%), ML Employees LBO Partnership No. I (0.07%), Merrill Lynch KECALP L.P. 1987 (0.05%) and Merchant Banking L.P. No. II (0.05%). The ML Investors are affiliates of Merrill Lynch & Co. and Merrill Lynch & Co. disclaims beneficial ownership of all such shares for all purposes. See footnote 23.

 (6) Includes (i) 80 shares credited to participant account in JP Foodservice's 401(k) retirement savings plan, which are voted by the plan's trustees, (ii) outstanding options exercisable within 60 days to purchase 15,387 shares and (iii) 2,000 shares held by a family trust for the benefit of Mr. Abramson's minor children, of which Mr. Abramson acts as the trustee and with respect to which he exercises voting power and investment power.

 (7) Includes outstanding options exercisable within 60 days to purchase 6,750 shares.
 (8) Includes outstanding options exercisable within 60 days to purchase 3,000 shares.

 (9) Includes (i) 642 shares credited to participant account in JP Foodservice's 401(k) retirement savings plan, which are voted by the plan's trustees, and (ii) outstanding options exercisable within 60 days to purchase 63,191 shares. Also includes 381 shares held by Mr. Hay's wife as a custodian for their minor children. Mr. Hay disclaims any beneficial interest in such shares.

(10) Includes (i) 683 shares credited to participant account in JP Foodservice's 401(k) retirement savings plan, which are voted by the plan's trustees, and (ii) outstanding options exercisable within 60 days to purchase 48,723 shares.

(11) Includes outstanding options exercisable within 60 days to purchase 3,000 shares.

(12) Includes (i) 579 shares credited to participant account in JP Foodservice's 401(k) retirement savings plan, which are voted by the plan's trustees, and (ii) outstanding options exercisable within 60 days to purchase 20,833 shares.

(13) Includes (i) 11,332 shares credited to participant account in JP Foodservice's 401(k) retirement savings plan, which are voted by the plan's trustees, and (ii) outstanding options exercisable within 60 days to purchase 138,085 shares.

(14) Includes outstanding options exercisable within 60 days to purchase 2,500 shares.

(15) Includes outstanding options exercisable within 60 days to purchase 3,000 shares.

(16) Includes (i) Assumed Options to purchase 92,328 shares that are or will be immediately exercisable upon stockholder approval of the Rykoff-Sexton Proposal and (ii) 43,400 shares subject to Performance Share Awards that will be issuable upon stockholder approval of the Rykoff-Sexton Proposal.

(17) Includes (i) Assumed Options to purchase 66,177 shares that are or will be immediately exercisable upon stockholder approval of the Rykoff-Sexton Proposal, (ii) 44,950 shares subject to Performance Share Awards that will be issuable upon stockholder approval of the Rykoff-Sexton Proposal and (iii) 17,178 shares issuable in payment of amounts that in the future may be owing under certain agreements and arrangements with Rykoff-Sexton discussed under the caption "Management of JP Foodservice After the Merger--Rykoff-Sexton Executive Compensation."

(18) Includes (i) 10,515 shares held of record by Mr. Maslon as trustee for his children, (ii) 157,681 shares held of record by Mr. Maslon as co-trustee for his mother and (iii) 96 shares owned by his spouse. Also includes Assumed Options to purchase 8,331 shares that will be immediately exercisable as of the Effective Time.

(19) Includes Assumed Options to purchase 8,331 shares that will be immediately exercisable as of the Effective Time.

(20) Includes Assumed Options to purchase 8,331 shares that will be immediately exercisable as of the Effective Time.

(21) Includes (i) Assumed Options to purchase 306,609 shares that are or will be immediately exercisable upon stockholder approval of the Rykoff-Sexton Proposal, (ii) 93,000 shares subject to Performance Share Awards that will be issuable upon stockholder approval of the Rykoff-Sexton Proposal and (iii) 48,180 shares issuable in payment of amounts owing under certain agreements and arrangements with Rykoff- Sexton discussed under the caption "Management of JP Foodservice After the Merger--Rykoff-Sexton Executive Compensation." Also includes 48 shares owned by one of Mr. Van Stekelenburg's children.

(22) Includes 1,089 shares owned by Mr. Sweet's spouse. Also includes Assumed Options to purchase 8,331 shares that will be immediately exercisable as of the Effective Time.
(23) Pursuant to the Merger Agreement, MLCP will be entitled to designate two nominees to the JP Foodservice Board of Directors. Because such nominees have not yet been identified, the beneficial ownership of JP Foodservice Common Shares of all directors and executive officers as a group after the Merger does not give effect to the share holdings of such nominees.

  The information contained in the foregoing footnotes is for explanatory purposes only.

  Information regarding the beneficial ownership of Rykoff-Sexton Common Shares is contained under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Rykoff-Sexton Annual Report on Form 10-K, which is incorporated by reference in this Joint Proxy
Statement/Prospectus. See "Additional Information" and "Incorporation of Certain Documents by Reference."

                 MANAGEMENT OF JP FOODSERVICE AFTER THE MERGER

DIRECTORS

  JP Foodservice has agreed in the Merger Agreement that, prior to the Effective Time, it will increase the size of the JP Foodservice Board of Directors from nine to 17 directors. In addition, the Merger Agreement provides that the JP Foodservice Board of Directors, immediately following the Effective Time, will consist of (i) nine individuals, including each of the incumbent members of the JP Foodservice Board of Directors (or their replacements), no fewer than five of whom will be outside directors, as selected by JP Foodservice prior to the Effective Time, (ii) seven individuals, no fewer than four of whom will be outside directors, two of whom will be individuals designated by MLCP, one of whom will be Mr. Van Stekelenburg, and four of whom will be current incumbents of the Rykoff-Sexton Board of Directors who are not employees of Rykoff-Sexton or its subsidiaries or affiliated with MLCP, and (iii) one additional person to be designated by the Chairman of JP Foodservice following the Merger. Rykoff-Sexton has selected, pursuant to clause (ii) above, James I. Maslon, Bernard Sweet, Neil
I. Sell and James P. Miscoll to serve as directors after the Merger. In addition, the Merger Agreement obligates JP Foodservice to take such action as may be necessary such that two of the three classes of the JP Foodservice Board of Directors will consist of six directors each, three of whom will be incumbent directors of the JP Foodservice Board of Directors pursuant to clause (i) above and three of whom will be designated by Rykoff-Sexton pursuant to clause (ii) above, and the third class of the JP Foodservice Board of Directors will consist of five directors, three of whom will be incumbent members of the JP Foodservice Board of Directors pursuant to clause (ii) above, one of whom will be designated by Rykoff-Sexton pursuant to clause (ii) above and one of whom will be designated as a director by the Chairman of JP Foodservice following the Merger pursuant to clause (iii) above. Mr. Van Stekelenburg will be appointed to the class of directors of the JP Foodservice Board of Directors whose term will expire in 1998. The two directors who will be designated by MLCP will be appointed, one each, to the class of directors whose term will expire in 1999 and 2000, respectively. Of the four directors to be selected by Rykoff-Sexton pursuant to clause (ii) above, Mr. Maslon will be appointed to the class of directors whose term will expire in 1998 and Mr. Sweet will be appointed to the class of directors whose term will expire in 1999.

  The By-laws of JP Foodservice provide that directors elected to the Board subsequent to June 29, 1997 who are 70 or more years of age are not eligible for re-nomination to the JP Foodservice Board of Directors. Based upon their ages at the Effective Time, it is expected that Messrs. Maslon and Sweet will retire as directors in classes of the JP Foodservice Board whose terms will expire in 1998 and 1999, respectively. It is currently contemplated that the first three vacancies on the JP Foodservice Board of Directors to occur following the Effective Time will not be filled, so that the total number of directors constituting the JP Foodservice Board of Directors thereafter will be reduced to 14.

  The Merger Agreement also provides that, as of the Effective Time, the JP Foodservice Board of Directors will initially have an audit committee, a compensation committee and a nominating committee. Each committee will consist of four directors, two of whom will be designated by JP Foodservice, one of whom will be designated by Rykoff-Sexton and one of whom will be designated by mutual agreement of JP Foodservice and Rykoff-Sexton. The initial chairman of each of the audit committee, the compensation committee and the nominating committee will be the JP Foodservice director who is currently the incumbent chairman of such committee until such chairman's replacement is duly designated by the JP Foodservice Board of Directors. If any of such committee chairs becomes vacant for any reason prior to the Effective Time, the chairman will be the person thereafter designated by the JP Foodservice Board of Directors pursuant to the Certificate of Incorporation and By-laws of JP Foodservice. One member of the nominating committee of the JP Foodservice Board of Directors (and of an executive committee thereof, if such a committee is established) will be designated by MLCP as Rykoff-Sexton's designee thereon.

  Set forth below is certain information about each person who is expected to be a member of the Board of Directors of JP Foodservice as of the Effective Time, except that MLCP has not yet designated the two persons to be designated by it under the Merger Agreement for service as directors. Following the designation of such persons, the JP Foodservice Board will have 16 members as of the Effective Time.

                                                                   TERM AS
                                                       YEAR BECAME DIRECTOR
                         NAME                          A DIRECTOR  EXPIRES  AGE
                         ----                          ----------- -------- ---
James L. Miller.......................................    1989       2000    48
 Chairman of the Board of Directors and President and
 Chief Executive Officer of JP Foodservice since July
 1989. From 1986 to 1989, Mr. Miller served as Execu-
 tive Vice President and Chief Operating Officer of
 the Northern Division of PYA/Monarch, Inc.
 ("PYA/Monarch"), a wholly owned subsidiary of Sara
 Lee Corporation. From 1983 to 1985, Mr. Miller served
 as Vice President and General Manager of
 PYA/Monarch's Northeast Division. Before joining
 PYA/Monarch, from 1972 to 1983, Mr. Miller was em-
 ployed by SYSCO Corp., where he held the positions of
 Vice President of Operations, Vice President of
 Sales, Vice President and General Manager.
Lewis Hay, III........................................    1991       1999    42
 Senior Vice President and Chief Financial Officer of
 JP Foodservice since 1991. Before joining JP
 Foodservice, Mr. Hay was a Vice President and partner
 of Mercer Management Consulting (formerly Strategic
 Planning Associates), where he led the strategy con-
 sulting practice in the firm's Washington, D.C. of-
 fice. Mr. Hay joined Mercer Management Consulting in
 1982 and, beginning in 1986, participated in a number
 of consulting projects for PYA/Monarch, including the
 management-led leveraged acquisition of certain oper-
 ations of PYA/Monarch in connection with the forma-
 tion of JP Foodservice. Mr. Hay also serves as a mem-
 ber of the Council on Finance for the Graduate School
 of Industrial Administration of Carnegie Mellon Uni-
 versity.
David M. Abramson.....................................    1994       2000    44
 Senior Vice President and General Counsel of JP
 Foodservice since July 1996 and Secretary since Sep-
 tember 1996. Mr. Abramson was the President and Man-
 aging Principal of the law firm of Levan, Schimel,
 Belman & Abramson, P.A. from 1992 to 1996. Previous-
 ly, Mr. Abramson was a Vice President and Principal
 of that firm. Mr. Abramson serves as a director of
 Monocacy Bancshares, Inc., which is the parent corpo-
 ration of Taneytown Bank & Trust Company in
 Taneytown, Maryland.
Mark P. Kaiser........................................    1996       1999    40
 Senior Vice President-Sales, Marketing and
 Procurement of JP Food-service since 1993. Mr. Kaiser
 served as JP Foodservice's Vice President-Sales and
 Marketing from 1989 to 1991 and as Executive Vice
 President-Sales, Marketing and Procurement from 1991
 to 1993. Mr. Kaiser previously held a number of
 positions at PYA/Monarch, including Vice President-
 Sales from 1985 to 1989.
Michael J. Drabb......................................    1994       1998    63
 Executive Vice President of O'Brien Asset Management,
 Inc., an institutional asset management firm, since
 August 1993. From April 1992 to July 1993, Mr. Drabb
 was retired. Mr. Drabb served as an Executive Vice
 President and a member of the cabinet of The Mutual
 Life Insurance Company of New York ("MONY") from 1989
 to 1992 and was employed by MONY from 1961 until his
 retirement in 1992. Mr. Drabb also serves as a direc-
 tor of the New York Life Fund, Inc., the New York
 Life MFA Series Fund, Inc., the MONY Series Fund,
 Inc. and United States Leather, Inc.

                                                                   TERM AS
                                                       YEAR BECAME DIRECTOR
                         NAME                          A DIRECTOR  EXPIRES  AGE
                         ----                          ----------- -------- ---
Eric E. Glass.........................................       1996    1998    57
 Chairman of the Board for The Taney Corporation, a
 manufacturer of wooden stairway components and stair-
 ways, since 1995. Previously, from 1962 to 1995, Mr.
 Glass served as President of The Taney Corporation.
 Mr. Glass also serves as a director of the Gettysburg
 Hospital in Gettysburg, Pennsylvania and Chairman of
 the Board and Vice Chairman of the Executive Commit-
 tee of Monocacy Bancshares, Inc., which is the parent
 corporation of Taneytown Bank & Trust Company in
 Taneytown, Maryland.
Paul I. Latta, Jr.....................................       1996    1998    54
 Senior Vice President of The Rouse Company, a real
 estate development and management company, where he
 is responsible for all retail properties. Mr. Latta
 previously held a number of positions with The Rouse
 Company, where he has been employed since 1968.
Jeffrey D. Serkes.....................................       1996    1999    38
 Vice President and Treasurer of International Busi-
 ness Machines Corporation ("IBM") since January 1995
 and Assistant Treasurer of IBM from August 1994 to
 December 1994. From 1987 to August 1994, Mr. Serkes
 held a number of positions with RJR Nabisco, Inc.,
 including Vice President and Deputy Treasurer and
 Vice President and Assistant Treasurer, Corporate Fi-
 nance. Mr. Serkes serves as a director of IBM Credit
 Corporation.
Dean R. Silverman.....................................       1996    2000    46
 President of Dean & Company Strategy Consultants,
 Inc., a strategic management consulting company lo-
 cated in Vienna, Virginia since 1993. Prior to 1993,
 Mr. Silverman was Executive Vice President and a
 partner of Mercer Management Consulting.
Mark Van Stekelenburg.................................    As of      1998    46
 Vice Chairman and President of JP Foodservice as of    Effective
 the Effective Time. Mr. Van Stekelenburg was Presi-      Time
 dent of Rykoff-Sexton since August 1997, Chairman of
 the Board of Directors of Rykoff-Sexton since Decem-
 ber 1995, Chief Executive Officer since December 1992
 and a director since September 1992. Mr. Van
 Stekelenburg joined Rykoff-Sexton in 1991, and was
 Executive Vice President until December 1992, at
 which time he was elected President and Chief Execu-
 tive Officer of Rykoff-Sexton. He was previously
 President and Chief Executive Officer of
 Grootverbruik Ahold, the foodservice division of
 Royal Ahold, N.V.
James I. Maslon.......................................    As of      1998    70
 A director of Rykoff-Sexton since 1962. Mr. Maslon     Effective
 has been retired since 1992. Mr. Maslon was previ-       Time
 ously Vice President--Manufacturing of Rykoff-Sex-
 ton's S.E. Rykoff & Co. division.
Bernard Sweet.........................................    As of      1999    73
 A director of Rykoff-Sexton since 1978. Mr. Sweet has  Effective
 been retired since 1985. Mr. Sweet was previously        Time
 President and Chief Executive Officer of Republic
 Airlines, Inc. He is a director of G&K Services, Inc.
Neil I. Sell..........................................    As of      1999    56
 A director of Rykoff-Sexton since 1982. Mr. Sell is a  Effective
 partner in the firm of Maslon Edelman Borman & Brand,    Time
 L.L.P., a position that he has held since 1968. He is
 a director of Grand Casinos, Inc.

                                                                   TERM AS
                                                       YEAR BECAME DIRECTOR
                         NAME                          A DIRECTOR  EXPIRES  AGE
                         ----                          ----------- -------- ---
James P. Miscoll......................................    1997       2000    62
 A director of Rykoff-Sexton since 1992. Mr. Miscoll
 has been retired since 1992. Mr. Miscoll was previ-
 ously Vice Chairman of BankAmerica Corporation. He is
 a director of American International Group, Inc.,
 Coast Federal Financial, Inc., MK Gold Company,
 MotivePower Industries, Inc. and U.S. Rentals, Inc.

EXECUTIVE OFFICERS

  James L. Miller, who currently serves as the Chairman, President and Chief Executive Officer of JP Foodservice, will serve as Chairman and Chief Executive Officer of JP Foodservice following the Merger. As of the Effective Time Mark Van Stekelenburg, who currently serves as Chairman, President and Chief Executive Officer of Rykoff-Sexton, will become the Vice Chairman and President of JP Foodservice.

  Frank H. Bevevino, former President of Rykoff-Sexton and Chief Executive Officer of Rykoff-Sexton's US Foodservice subsidiary, and Thomas G. McMullen, former Executive Vice President of Rykoff-Sexton, resigned from their executive officer positions at Rykoff-Sexton in July 1997 and will not be executive officers of JP Foodservice after the Merger. Mr. Bevevino also resigned as a member of the Rykoff-Sexton Board of Directors during July 1997.

  Following the Merger, Lewis Hay, III, who currently serves as Senior Vice President and Chief Financial Officer of JP Foodservice, will become Executive Vice President and Chief Financial Officer of JP Foodservice, and Richard J. Martin, who currently serves as Executive Vice President and Chief Financial Officer of Rykoff-Sexton, will be named to a newly created position of Executive Vice President, Finance and Administration of JP Foodservice.

  Set forth below is certain information about each person who is expected to be an executive officer of JP Foodservice as of the Effective Time and who is not described above as a current or designated member of the JP Foodservice Board of Directors.

                                                           YEAR BECAME
                         NAME                          AN EXECUTIVE OFFICER AGE
                         ----                          -------------------- ---
Harold E. Feather..................................... As of Effective Time  59
 Executive Vice President-Operations of JP Foodservice
 as of the Effective Time. Mr. Feather served as Exec-
 utive Vice President, Strategic Planning of Rykoff-
 Sexton (from January 1997 to the Effective Time) and
 Executive Vice President, Operations of Rykoff-Sex-
 ton's US Foodservice Division (since July 1997). Mr.
 Feather joined Rykoff-Sexton in 1983 and served as
 President of Rykoff-Sexton's Distribution Division
 from 1992 until 1994 and as Executive Vice President,
 Corporate Planning of Rykoff-Sexton from 1994 until
 January 1997.
Richard J. Martin..................................... As of Effective Time  52
 Executive Vice President-Finance and Administration
 of JP Foodservice as of the Effective Time. Mr. Mar-
 tin has served as Executive Vice President and Chief
 Financial Officer of Rykoff-Sexton from September
 1997 to the Effective Time and previously served as
 Senior Vice President, Corporate Development of
 Rykoff-Sexton from January to September 1997. Mr.
 Martin joined Rykoff- Sexton in August 1988 and
 served as Vice President thereof from 1988 until 1993
 and as Senior Vice President and Chief Financial Of-
 ficer from 1993 through 1996.

                                                           YEAR BECAME
                         NAME                          AN EXECUTIVE OFFICER AGE
                         ----                          -------------------- ---
George T. Megas.......................................         1991          44
 Vice President-Finance, Assistant Secretary and As-
 sistant Treasurer of JP Foodservice. Mr. Megas is re-
 sponsible for accounting, treasury and finance func-
 tions. Mr. Megas previously served as Corporate Con-
 troller for Strategic Planning Associates, Inc., a
 management consulting firm, from 1979 to 1990, when
 it was acquired by Mercer Management Consulting, and
 served as Controller for certain regions of Mercer
 Management Consulting until 1991.

JP FOODSERVICE EXECUTIVE COMPENSATION

  The following table (the "Summary Compensation Table") sets forth the compensation paid to the Chief Executive Officer of JP Foodservice and to each of the other four most highly compensated executive officers for fiscal 1997.

                          SUMMARY COMPENSATION TABLE

                                                                   LONG TERM
                                       ANNUAL COMPENSATION        COMPENSATION
                                --------------------------------- ------------
                                                                   SECURITIES
        NAME AND         FISCAL                    OTHER ANNUAL    UNDERLYING     ALL OTHER
   PRINCIPAL POSITION     YEAR   SALARY   BONUS   COMPENSATION(1)   OPTIONS    COMPENSATION(2)
   ------------------    ------ -------- -------- --------------- ------------ ---------------
James L. Miller.........  1997  $347,307 $448,875         --        127,097        $5,361
Chairman of the Board,    1996   266,245  352,914     $45,433        30,895         3,473
 President and            1995   233,337  220,383      47,210        68,489         5,086
 Chief Executive Officer
Lewis Hay, III..........  1997   248,346  320,625         --         65,864         5,117
Senior Vice President
 and                      1996   202,498  221,768         --         13,118         3,655
 Chief Financial Officer  1995   192,559  154,589         --         29,054         4,974
David M. Abramson.......  1997   220,673  288,562         --         25,000         5,056
Senior Vice President
 and                      1996       --       --          --            --            --
 General Counsel          1995       --       --          --            --            --
Mark P. Kaiser..........  1997   222,500  288,562         --         35,395         5,056
Senior Vice President-
 Sales,                   1996   155,192  131,913         --         13,118         2,736
 Marketing and            1995   125,192   75,115      27,457        26,333         3,433
 Procurement
George T. Megas.........  1997   109,364   81,200         --         23,571         4,593
Vice President-Finance    1996   104,364   63,000         --          4,184         2,599
                          1995   100,589   60,353         --          8,956         3,336

--------

(1) The amounts shown in the "Other Annual Compensation" column include the following: (i) for Mr. Miller, $21,774 and $22,699 relating to the personal use of a JP Foodservice-owned automobile in fiscal 1996 and 1995, respectively, and $20,059 and $20,911 representing reimbursement of federal and state taxes in connection with such use in fiscal 1996 and 1995, respectively; and (ii) for Mr. Kaiser, $12,415 relating to the personal use of a JP Foodservice-owned automobile in fiscal 1995 and $11,442 representing reimbursement by JP Foodservice of federal and state taxes in connection with such use in fiscal 1995.

(2) The amounts shown in the "All Other Compensation" column consist of the following: (i) for Mr. Miller, $4,500, $2,782 and $4,410 in matching contributions by JP Foodservice to the JP Foodservice 401(k) Plan, a defined contribution plan (the "401(k) Plan"), in fiscal 1997, 1996 and 1995, respectively, and $861, $691 and $676 in premiums paid by JP Foodservice for group term life insurance for Mr. Miller in fiscal 1997, 1996 and 1995, respectively; (ii) for Mr. Hay, $4,500, $3,082 and $4,418 in matching contributions by JP Foodservice to the 401(k) Plan in fiscal 1997, 1996 and 1995, respectively, and $617, $573 and $556 in premiums paid by JP Foodservice for group term life insurance for Mr. Hay in fiscal 1997, 1996 and 1995, respectively; (iii) for Mr. Abramson, $4,500 in matching contributions by JP Foodservice to the 401(k) Plan and $556 in premiums paid by JP Foodservice for group term life insurance for Mr. Abramson in fiscal 1997; (iv) for Mr. Kaiser, $4,500, $2,341 and $3,044 in matching contributions to the 401(k) Plan in fiscal 1997, 1996 and 1995, respectively, and $556, $395 and $389 in premiums paid by JP Foodservice for group term life insurance for Mr. Kaiser in fiscal 1997, 1996 and 1995, respectively; and (iv) for Mr. Megas, $4,321, $2,296 and $3,042 in matching contributions by JP Foodservice to the 401(k) Plan in fiscal 1997, 1996 and 1995, respectively, and $272, $303 and $294 in premiums paid by JP Foodservice for group term life insurance for Mr. Megas in fiscal 1997, 1996 and 1995, respectively.

 Stock Option Grants in Fiscal 1997

  The following table sets forth information concerning all stock options granted during fiscal 1997 to the executive officers of JP Foodservice named in the Summary Compensation Table. As of the date of this Joint Proxy Statement/Prospectus, JP Foodservice has not granted any stock appreciation rights ("SARs").

                     OPTION/SAR GRANTS IN FISCAL YEAR 1997

                               INDIVIDUAL GRANTS

                                                                            POTENTIAL REALIZABLE
                         NUMBER OF                                            VALUE OF ASSUMED
                           SHARES       % OF TOTAL                          ANNUAL RATES OF STOCK
                         UNDERLYING    OPTIONS/SARS   EXERCISE             PRICE APPRECIATION FOR
                          OPTIONS       GRANTED TO      PRICE                  OPTION TERM(3)
                           /SARS       EMPLOYEES IN   ($/SHARE) EXPIRATION -----------------------
          NAME            GRANTED    FISCAL YEAR 1997    (1)     DATE(2)       5%          10%
          ----           ----------  ---------------- --------- ---------- ----------- -----------
James L. Miller.........   27,537(4)       6.09%       $21.00     7/16/06      363,675     921,625
                           99,560(5)      22.01%       $21.25    11/14/06    1,330,521   3,371,801
Lewis Hay, III..........   14,270(4)       3.15%       $21.00     7/16/06      188,461     477,597
                           51,594(5)      11.40%       $21.25    11/14/06      689,503   1,747,335
David M. Abramson.......    5,417(4)       1.20%       $21.00     7/16/06       71,541     181,299
                           19,583(5)       4.33%       $21.25    11/14/06      261,707     663,218
Mark P. Kaiser..........    7,669(4)       1.70%       $21.00     7/16/06      101,283     256,671
                           27,726(5)       6.13%       $21.25    11/14/06      370,531     938,997
George T. Megas.........    5,107(4)       1.13%       $21.00     7/16/06       67,447     170,924
                           18,464(5)       4.08%       $21.25    11/14/06      246,753     625,321

--------
(1) The exercise price may be paid in cash or in JP Foodservice Common Shares valued at fair market value on the exercise date.
(2) The term of each option may not exceed ten years.
(3) There is no assurance provided to any executive officer or any other holder of JP Foodservice Common Shares that the actual stock price appreciation over the term of the applicable options will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the JP Foodservice Common Shares does in fact appreciate over the option term, no value will be realized from the option grants made to the executive officers.

(4) One-third of each such option granted vests on the first, second and third anniversary dates of the option grant date. Upon a change in control of JP Foodservice, all previously unvested options will vest and become immediately exercisable. The Merger does not constitute a change of control of JP Foodservice under such options.

(5) One-fifth of each such option granted vested on the option grant date. One-fifth of each such option vests on the first, second, third and fourth anniversary dates of the option grant date. Upon a change in the control of JP Foodservice, all previously unvested options will vest and become immediately exercisable. The Merger does not constitute a change of control of JP Foodservice under such options.

 Stock Option Exercises in Fiscal 1997

  The following table sets forth information concerning all stock options exercised during fiscal 1997 and unexercised stock options held at the end of that fiscal year by the executive officers of JP Foodservice named in the Summary Compensation Table.

              AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR 1997
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                                        VALUE OF UNEXERCISED
                                              NUMBER OF SECURITIES UNDERLYING                  IN-THE-
                                                UNEXERCISED OPTIONS/SARS AT             MONEY OPTIONS/SARS AT
                                                          6/28/97                            6/28/97 (1)
                           SHARES             ------------------------------------    -------------------------
                         ACQUIRED ON  VALUE     EXERCISABLE        UNEXERCISABLE      EXERCISABLE UNEXERCISABLE
          NAME           EXERCISE(#) REALIZED  (# OF SHARES)       (# OF SHARES)       ($ VALUE)    ($ VALUE)
          ----           ----------- -------- ---------------     ----------------    ----------- -------------
James L. Miller.........     --       $ --                75,863              150,618 $1,213,696   $1,722,617
Lewis Hay, III..........     --         --                34,057               73,979    531,542      821,015
David M. Abramson.......     --         --                 8,166               22,834    113,702      219,683
Mark P. Kaiser..........     --         --                27,470               47,376    454,456      573,833
George T. Megas.........     --         --                11,056               25,656    169,128      279,249

--------
(1) Value based on the closing price of a JP Foodservice Common Share of $30.13 on June 27, 1997, as reported on the NYSE, minus the exercise price.

 Executive Employment Contracts and Severance Agreements

  JP Foodservice has entered into an employment agreement with James L. Miller, dated July 3, 1989 and amended as of June 27, 1995, pursuant to which Mr. Miller is employed by JP Foodservice as the Chairman of the Board, President and Chief Executive Officer. The agreement provides for successive renewals unless JP Foodservice gives written notice at least one year in advance of its intention not to renew. The employment agreement provides that JP Foodservice will pay Mr. Miller a base salary of $170,000 per annum, subject to such increases as the Board may determine on an annual basis. The agreement also provides that Mr. Miller has the right to participate in JP Foodservice's annual bonus program, under which he may earn a percentage of his annual base salary for such year based on the achievement by JP Foodservice of certain financial and operating targets set by the Compensation Committee of the JP Foodservice Board of Directors. If JP Foodservice's performance meets these targets, Mr. Miller's annual bonus will be 100% of his annual base salary. If JP Foodservice's performance is higher or lower than such targets, Mr. Miller's bonus will be a higher or lower percentage of his base salary.

  JP Foodservice has entered into an employment agreement with Lewis Hay, III, dated August 9, 1991 and amended as of June 27, 1995, pursuant to which Mr. Hay is employed by JP Foodservice as Senior Vice President and Chief Financial Officer. The agreement provides for successive one-year renewals unless JP Foodservice gives written notice at least 360 days in advance of its intention not to renew. The employment agreement provides that JP Foodservice will pay Mr. Hay a base salary of $170,000 per annum, subject to such increases as the Board may determine on an annual basis. Mr. Hay's employment agreement also provides that Mr. Hay has the right to participate in JP Foodservice's annual bonus program, under which he may earn a percentage of his annual base salary for such year based on the achievement by JP Foodservice of certain financial and operating targets set by the Compensation Committee of the JP Foodservice Board of Directors. If JP Foodservice's performance meets the targets, Mr. Hay's annual bonus will be 85% of his annual base salary. If JP Foodservice's performance is higher or lower than such targets, Mr. Hay's bonus will be a higher or lower percentage of his base salary.

  JP Foodservice's employment agreements with Mr. Miller and Mr. Hay, as well as JP Foodservice's severance agreements dated as of September 27, 1995 with Mark P. Kaiser, Senior Vice President-Sales, Marketing and Procurement, and George T. Megas, Vice President-Finance, provide for the payment of certain severance benefits to each such officer if the officer's employment is terminated by JP Foodservice without cause or if the officer terminates his employment for cause. In the latter case, "cause," as defined, includes a material reduction in the executive's duties, certain relocations of the executive's office, a reduction in the executive's base salary, and notification to the executive that his employment agreement will not be renewed. Upon such a termination, the executive will be entitled to receive (i) a lump-sum payment in an amount equal to three times (for Messrs. Miller and Hay) or two times (for Messrs. Kaiser and Megas) the executive's base salary and bonus for the preceding fiscal year (reduced, in certain circumstances, by any amount attributable to the acceleration of the vesting of outstanding stock options) and (ii) welfare and similar benefits for three years substantially equivalent to those provided prior to termination. If the payment is deemed to result from a change in control (as defined) of JP Foodservice and the amount payable to either officer under these agreements exceeds certain threshold amounts, federal excise tax could be imposed on the officer and JP Foodservice could lose a tax deduction for a portion of the payment. If the amount payable would result in such effects, the amount payable will be reduced by the amount by which the payment exceeds the threshold.

  JP Foodservice has entered into employment agreements with Messrs. Miller, Hay, Kaiser and Megas, dated as of January 4, 1996, which will supersede the foregoing employment and severance agreements at such time, if any, as there is a change of control (as defined) of JP Foodservice. Each agreement provides for a three-year employment term. Each executive will be entitled to receive a base salary at least equal to twelve times the highest monthly base salary paid or payable to the executive during the twelve months immediately preceding commencement of the employment term. In addition, each executive will be eligible to receive annual cash and non-cash bonuses in an amount at least equal to the bonuses for which such executive previously was eligible. Each agreement provides for payment of severance benefits to the executive if, among other things, the executive terminates his employment for good reason. "Good reason" is defined to include termination by the executive for any reason within six months after commencement of the employment term and, subsequent to such six-month period, termination for specified reasons, including a material reduction in the executive's duties, certain relocations of the executive's office and failure of JP Foodservice to comply with requirements of the agreement relating to the executive's compensation. Upon such a termination, the executive will be entitled to receive (i) a lump-sum payment in an amount equal to three times the executive's annual base salary and highest annual bonus (as defined) and (ii) welfare and fringe benefits for three years substantially equivalent to those provided prior to termination. If the foregoing payment is deemed to result from a change in control of JP Foodservice and the amount payable to the executive under the agreement exceeds certain threshold amounts, federal excise tax could be imposed on the executive and JP Foodservice could lose a tax deduction for a portion of the payment. The agreement provides (subject to certain limitations) that, in the event a federal excise tax is imposed, JP Foodservice will pay the executive a "gross-up" payment in an amount such that, after payment by the executive of such excise tax and any other taxes imposed upon the foregoing payments, the executive retains an amount of the gross-up payment equal to such excise tax.

  JP Foodservice has entered into an employment agreement with David M. Abramson, dated as of June 10, 1996, pursuant to which Mr. Abramson is employed, effective as of July 1, 1996, as Senior Vice President and General Counsel of JP Foodservice. Mr. Abramson's employment agreement provides for an initial three-year term, which will be automatically extended for one year on each anniversary date of the agreement unless JP Foodservice provides Mr. Abramson with notice of non-renewal. The employment agreement provides that JP Foodservice will pay Mr. Abramson an annual base salary at a monthly rate of $16,667, subject to such increases as the JP Foodservice Board of Directors may determine at least annually. The agreement also provides that Mr. Abramson will be afforded an annual bonus opportunity in cash and stock-based incentives at least equal to 75% of his annual base salary. Mr. Abramson's employment agreement has substantially the same severance provisions as the employment agreements described in the immediately preceding paragraph.

  The Merger does not constitute a change of control of JP Foodservice under any of the foregoing agreements.

 Certain Transactions

  The law firm of Miles & Stockbridge, of which David M. Abramson is Of Counsel, provided legal services to the Company during fiscal 1997.

                  REPORT OF THE COMPENSATION COMMITTEE OF THE
                  BOARD OF DIRECTORS OF JP FOODSERVICE, INC.
                           ON EXECUTIVE COMPENSATION

  In accordance with the rules of the SEC, the Compensation Committee of the JP Foodservice Board of Directors (the "Committee"), which is composed of non-management directors, offers this report regarding its executive compensation policy and compensation program for the Chief Executive Officer and certain other executive officers of JP Foodservice in effect for fiscal year 1997. This report, as well as the performance graph on page 119, are not soliciting materials, are not deemed filed with the SEC and are not incorporated by reference in any filing of JP Foodservice under the Securities Act or the Exchange Act, whether made before or after the date of this Joint Proxy Statement/Prospectus and irrespective of any general incorporation language in any such filing.

  Compensation Policy. JP Foodservice's primary objective is to promote growth in stockholder value over time. To accomplish this objective, JP Foodservice has adopted a comprehensive business strategy. The overall goal of the Committee is to develop compensation policies and practices which support the attainment of JP Foodservice's strategic business objectives. The Committee uses the services of independent executive compensation consultants in developing and evaluating compensation plans in order to achieve these objectives.

  The Committee annually examines executive compensation levels for the Chief Executive Officer and the other executive officers whose compensation is approved by the Committee (the "executive officers") against the compensation of executives employed by companies in the peer group index shown on the performance graph in this Joint Proxy Statement/Prospectus and certain other foodservice distribution companies. This review also compares JP Foodservice's short-term and long-term results with the performance of comparable companies.

  JP Foodservice's executive compensation program includes a base salary, annual cash bonuses and long-term incentive compensation in the form of stock options. Overall, these programs are intended to link executive compensation to JP Foodservice's performance. The Committee believes that a substantial portion of cash compensation should be tied to performance-based objectives. To encourage equity ownership by JP Foodservice's executives and to link executive compensation with increases in stockholder value, the Committee's policy is to provide that a significant portion of total executive compensation will be in the form of periodic stock option awards.

  Base Salary. In conjunction with its annual review of base salaries, the Committee approved a salary increase for fiscal year 1997 of 25% for the Chief Executive Officer and salary increases ranging from 5% to 40% for the other executive officers. The salary increases were determined based on the Committee's analysis of JP Foodservice's performance, individual performance, compensation levels of executives with similar responsibilities at comparable companies, and cost-of-living increases.

  Annual Cash Bonuses. JP Foodservice pays annual cash bonuses to its executive officers based upon the achievement of corporate financial and other objectives established by the Committee for the fiscal year. The objectives are established at levels intended to assure that, if achieved, they represent significant improvements in stockholder value. Executive officers have the opportunity to earn cash bonuses equal to a varying percentage of their base salary, depending upon the attainment of those objectives.

  For fiscal year 1997, the bonus objectives of the Chief Executive Officer and the other executive officers were based on earnings per share (weighted 60%) and specified financial, sales and operational objectives (weighted 40%). The operational objectives included acquisitions of foodservice businesses in furtherance of strategic and financial goals. For fiscal year 1997, JP Foodservice exceeded the earnings per share objective and met all but one of the financial, sales and operational objectives.

  Applying the bonus formulas specified for fiscal year 1997, the Committee approved an annual bonus equal to 113.25% of base salary for the Chief Executive Officer and 113.25% of base salary for each of the other executive officers.

  In addition to the annual bonus, the Committee approved a discretionary bonus for fiscal year 1997 equal to 15% of base salary for the Chief Executive Officer and the other executive officers. During fiscal year 1997, the value of the JP Foodservice Common Shares increased by over 20% and JP Foodservice achieved a substantial increase in return on stockholders' equity. In awarding the discretionary bonus, the Committee gave particular weight to the role of the Chief Executive Officer and the other executive officers in enhancing stockholder value by successfully integrating acquired foodservice businesses and in negotiating the terms of the Merger.

  Long-Term Incentives. Based upon fiscal year 1997 performance, in fiscal year 1998 the Committee approved the grant of stock options under the JP Foodservice 1994 Stock Incentive Plan (the "Stock Incentive Plan") for 48,376 JP Foodservice Common Shares to the Chief Executive Officer and for a total of 111,093 JP Foodservice Common Shares to the executive officers in the aggregate (including the Chief Executive Officer). Based upon fiscal year 1997 performance, in fiscal year 1998 the Committee awarded stock options for 62,717 JP Foodservice Common Shares to other members of management.

  In determining the amount and terms of stock option awards under the Stock Incentive Plan, the Committee considers each executive's current performance and anticipated future contributions to JP Foodservice's performance, as well as the amount and terms of the options previously granted to the executive by JP Foodservice. The grant of stock options to the Chief Executive Officer was based on the Committee's assessment of both his past contributions and his anticipated role in increasing stockholder value.

  Option grants under the Stock Incentive Plan generally are considered only for years in which JP Foodservice achieves certain targets for earnings per share and return on stockholders' equity. JP Foodservice exceeded its earnings per share and return on equity targets for fiscal year 1997, justifying a grant of stock options in fiscal year 1998.

  In fiscal year 1997, the Committee also made a special one-time award of stock options under the Stock Incentive Plan for 99,650 JP Foodservice Common Shares to the Chief Executive Officer and for a total of 198,463 JP Foodservice Common Shares to the executive officers in the aggregate (including the Chief Executive Officer). The Committee made the special award primarily in recognition of the executives' contribution to JP Foodservice's achievement of significant increases in revenues, earnings per share and other financial measures of performance in fiscal year 1996 and prior periods while devoting substantial time to negotiation of a proposed merger with PYA/Monarch, Inc. in fiscal year 1996 and related matters. In the case of the option grant to Mr. Abramson, who became Senior Vice President and General Counsel effective July 1, 1996, the award was in accordance with JP Foodservice's historical practice of granting stock options to attract high-quality management employees. Of such options, 20% vested on the option grant date and 20% will vest on each of the first, second, third and fourth anniversary dates of the option grant date.

  All stock options granted to executive officers for or in fiscal year 1997 were nonqualified stock options with an exercise price that was equal to the fair market value of the JP Foodservice Common Shares on the date of grant. The options increase in value only to the extent of appreciation in the JP Foodservice Common Shares, thereby providing a clear link to enhancement of stockholder value. To emphasize the long-term incentive provided by options under the Stock Incentive Plan, the stock options generally vest in increments over a three-year period, although a modified vesting schedule was approved for the stock options subject to the special award discussed above. The Committee is authorized to grant incentive stock options, stock appreciation rights and restricted stock under the Stock Incentive Plan, but to date has determined to grant only nonqualified stock options.

  Potential Effect of Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code generally sets a limit of $1 million on the amount of compensation paid to executive employees (other than enumerated categories of compensation, including performance-based compensation) that may be deducted by a publicly-held company. The Committee's policy is to seek to qualify executive compensation for deductibility to the extent that such policy is consistent with JP Foodservice's overall objectives and executive compensation policy. Compensation attributable to stock options granted under the Stock Incentive Plan currently is excluded from the $1 million limit as "qualified performance-based compensation" under the transition rules contained in applicable Treasury regulations. None of JP Foodservice's executive officers received compensation for fiscal year 1997 in excess of the limits imposed under Section 162(m). Under applicable regulations, it is not necessary that the Stock Incentive Plan be approved at this time to maintain deductibility of compensation payable thereunder. However, JP Foodservice has elected to submit the Stock Incentive Plan, as proposed to be amended, to stockholders at the JP Foodservice Annual Meeting for approval under Section 162(m) and the regulations thereunder.

                                          THE COMPENSATION COMMITTEE
                                          Michael J. Drabb (Chairman)
                                          Eric E. Glass
                                          Paul I. Latta, Jr.

 Compensation Committee Interlocks and Insider Participation

  The Compensation Committee of the JP Foodservice Board of Directors during fiscal 1997 was composed of Michael J. Drabb (Chairman), Eric E. Glass and Paul I. Latta, Jr. None of the members of the Committee was an officer or employee of JP Foodservice during fiscal 1997. There are no interlock relationships.

 Stockholder Return Performance Graph

  The following graph and table show the cumulative total stockholder return on the JP Foodservice Common Shares compared to the Standard & Poor's 500 Stock Index and a self-constructed peer group index for the periods between November 16, 1994 (the date the JP Foodservice Common Shares began trading on the Nasdaq National Market) and June 27, 1997 (the last trading day in fiscal
1997). The peer group index is composed of SYSCO Corp., Rykoff-Sexton and Performance Food Group Company, all of which are public companies in the broadline foodservice distribution industry. The total stockholder return on each company included in the peer group index has been weighted according to such company's capitalization as of the beginning of each period. The graph assumes $100 was invested on November 16, 1994 in (i) JP Foodservice Common Shares, (ii) the Standard & Poor's 500 Stock Index and (iii) the foodservice distribution industry peer group index, and assumes reinvestment of dividends.

                       [PERFORMANCE CHART APPEARS HERE]

   MEASUREMENT PERIOD
 (FISCAL YEAR COVERED)          JP FOODSERVICE, INC. PEER GROUP S&P 500 INDEX
 ---------------------          -------------------- ---------- ------------- ---
     November 1994...........           100             100          100
     June 1995...............           127             111          117
     June 1996...............           227             130          144
     June 1997...............           274             143          211

RYKOFF-SEXTON EXECUTIVE COMPENSATION

  The following sets forth information concerning certain agreements and plans relating to the compensation of specified executive officers of Rykoff-Sexton prior to the Merger and after the Effective Time.

 Employment Agreements and Related Matters

  Mark Van Stekelenburg. Rykoff-Sexton is a party to an amended and restated employment agreement with Mr. Van Stekelenburg, Chairman and Chief Executive Officer of Rykoff-Sexton (the "Original Van Stekelenburg Employment Agreement"). The Original Van Stekelenburg Employment Agreement provides for a minimum annual base salary, which is currently $500,000, for a five-year term which began on February 2, 1996 (with automatic one-year renewals commencing at the end of the fifth year unless either party gives advance notice to the contrary), with a guaranteed minimum bonus of 50% of annual base salary for Rykoff-Sexton's 1997 fiscal year and 25% of annual base salary for Rykoff-Sexton's 1998 fiscal year. Mr. Van Stekelenburg's annual bonus opportunity under Rykoff-Sexton's existing senior management incentive plan is 150% of his base salary. The Original Van Stekelenburg Employment Agreement provides term life insurance of not less than $1,000,000 and a corresponding tax reimbursement. If his employment is involuntarily terminated without "cause" (as defined) during the term of the Original Van Stekelenburg Employment Agreement, Mr. Van Stekelenburg will receive termination payments for the greater of two years or the remaining term of such Employment Agreement. Termination benefits include salary and welfare benefit continuation, bonus (equal to the average amount of his incentive bonus during the three years preceding termination), immediate exercisability of any outstanding stock options, the lapse of any restrictions on other equity awards, and if termination occurs before July 20, 1999, two additional years of service credit for the CEO SERP (as defined in "--Supplemental Executive Retirement Plans (SERPs)--CEO SERP"). See "--Supplemental Executive Retirement Plans (SERPs)." Termination payments will be offset by any severance payments (other than tax reimbursements) made under Mr. Van Stekelenburg's Change in Control Agreement (as defined in "--Change in Control Agreements"). Upon stockholder approval of the Rykoff-Sexton Proposal, Mr. Van Stekelenburg's unvested stock options covering 62,490 Rykoff-Sexton Common Shares will vest according to their terms and restrictions on his 137,821 Rykoff-Sexton Common Shares that are subject of other equity awards will lapse according to their terms. No payment will be made to Mr. Van Stekelenburg under the Original Van Stekelenburg Agreement with respect to salary and bonus because amounts being paid under his change in control agreement completely offset these payments. See "--Change in Control Agreements."

  Pursuant to the terms of the Merger Agreement and the JP/Van Stekelenburg Employment Agreement, at or prior to the Effective Time, Mr. Van Stekelenburg's employment with Rykoff-Sexton will be terminated, and Mr. Van Stekelenburg will be paid (subject to any provisions providing for offset) all amounts owing to him under (i) the Original Van Stekelenburg Employment Agreement (as if he were involuntarily terminated by Rykoff-Sexton without "cause"), (ii) his Change in Control Agreement (as if he were terminated by Rykoff-Sexton after the occurrence of a change in control other than by reason of death) and (iii) any other plans and agreements to which he is a party with Rykoff-Sexton, and he will be entitled to the benefits under the CEO SERP (as if he were terminated other than by reason of death or an approved leave of absence) (collectively, the foregoing agreements with Mr. Van Stekelenburg are referred to as the "Existing Agreements"), subject, however, to the applicable provisions of the JP/Van Stekelenburg Employment Agreement. All obligations of Rykoff-Sexton set forth in the Existing Agreements will survive any such payments. See "--Change in Control Agreements" and "--Supplemental Executive Retirement Plans (SERPs)--CEO SERP."

  At the Effective Time, JP Foodservice will enter into a new employment agreement with Mr. Van Stekelenburg (the "JP/Van Stekelenburg Employment Agreement"), pursuant to which Mr. Van Stekelenburg will serve as the Vice Chairman and President of JP Foodservice. The term of the JP/Van Stekelenburg Employment Agreement will be three years, subject to earlier termination either "involuntarily" (as described below) or voluntarily by Mr. Van Stekelenburg. JP Foodservice will have the right to terminate Mr. Van Stekelenburg's employment effective on or after the first anniversary of the Closing Date of the Merger, provided that JP Foodservice gives 30 days' notice prior to the effective date of the termination, and such termination by JP Foodservice will not be considered an involuntary termination under the JP/Van Stekelenburg Employment Agreement that would entitle Mr. Van Stekelenburg to payment of the amounts described below as payable upon an involuntary termination. The JP/Van Stekelenburg Employment Agreement provides a minimal annual base salary of $500,000, with an annual bonus opportunity of 100% of annual base salary for each fiscal year of JP Foodservice that ends during the term of the JP/Van Stekelenburg Employment Agreement. The JP/Van Stekelenburg Employment also provides for various benefits, including the right to participate in various JP Foodservice savings and retirement plans and welfare benefit plans (including health and life insurance for Mr. Van Stekelenburg and his family) to the extent applicable to other JP Foodservice peer executives (but not to the extent that Mr. Van Stekelenburg is entitled to such benefits under the Original Van Stekelenburg Employment Agreement or his Change in Control Agreement), and reimbursement for relocation expenses to the Columbia, Maryland area.

  If Mr. Van Stekelenburg's employment is involuntarily terminated without "cause" during the first year of the term of the JP/Van Stekelenburg Employment Agreement, Mr. Van Stekelenburg will be entitled to receive

(1) a lump sum termination payment equal to (a) the sum of (i) his highest base salary during the prior three-year period, plus (ii) his average annual cash incentive compensation awarded during the prior three-year period, times
(b) a fraction equal to the portion of the year remaining, if any, from the date of termination to the first anniversary date of Mr. Van Stekelenburg's employment with JP Foodservice, and (2) for the portion of the year remaining, if any, from the date of termination to the first anniversary date of Mr. Van Stekelenburg's employment with JP Foodservice, the benefit of all employee welfare benefit plans and perquisite programs in which Mr. Van Stekelenburg was entitled to participate immediately prior to his termination (but not to the extent that Mr. Van Stekelenburg becomes entitled to similar benefits under the Original Van Stekelenburg Employment Agreement or his Change in Control Agreement). See "--Change in Control Agreements." For purposes of calculating the lump sum termination payment, the applicable three-year period includes Mr. Van Stekelenburg's employment with Rykoff-Sexton. In general, "cause" is defined as a willful and continued failure to perform assigned duties after notice of such failure or the willful engaging in illegal conduct or gross misconduct which is materially and demonstrably injurious to JP Foodservice. Mr. Van Stekelenburg will be deemed to have been involuntarily terminated if he terminates employment after any of the following events: Mr. Van Stekelenburg's disability; certain changes to Mr. Van Stekelenburg's duties, titles, offices or positions; failure of JP Foodservice to compensate Mr. Van Stekelenburg in accordance with the terms of the JP/Van Stekelenburg Employment Agreement; the relocation of Mr. Van Stekelenburg from JP Foodservice's Columbia, Maryland location; or Mr. Van Stekelenburg's termination during the thirty-day period immediately following a "change in control." For this purpose, a "change in control" will be deemed to occur if any of the following events occurs: the individuals who, as of the date of the signing of the JP/Van Stekelenburg Employment Agreement, constitute the Board of Directors of JP Foodservice (the "Incumbent Board") (or any individual whose subsequent election to the Board of Directors of JP Foodservice was approved by the Incumbent Board) cease to constitute a majority of the Board of Directors of JP Foodservice; with certain exceptions, any individual, entity or group is or becomes the beneficial owner of 50% or more of JP Foodservice's capital stock generally entitled to vote for the election of directors; a reorganization, merger or consolidation or sale or other disposition of substantially all of the assets of JP Foodservice is consummated; or the stockholders of JP Foodservice approve a complete liquidation of JP Foodservice (except that in no event will the Merger constitute a change in control). In addition, if Mr. Van Stekelenburg's employment is involuntarily terminated without "cause" at any time during the term of the JP/Van Stekelenburg Employment Agreement, then, notwithstanding any provision to the contrary in any agreement or plan, all of his outstanding stock options will immediately become exercisable and all restrictions on any other equity awards will lapse and such awards will vest and Mr. Van Stekelenburg will be entitled to reimbursement for relocation expenses. The JP/Van Stekelenburg Employment Agreement also provides for payment of an amount necessary to restore any benefit diminution if the 20% excise tax imposed under Section 4999 of the Code is applicable to payments or distributions made to Mr. Van Stekelenburg by JP Foodservice.

  Other Executive Officers of Rykoff-Sexton. Rykoff-Sexton also has obligations under employment agreements with David F. McAnally, former Senior Vice President and Chief Financial Officer, and Harold E. Feather, Executive Vice President, Strategic Planning.

  The employment agreement with Mr. McAnally generally parallels the Original Van Stekelenburg Employment Agreement. Mr. McAnally's employment agreement provides an annual base salary (which is currently $205,000 for a two-year term commencing on May 17, 1996 (with automatic one-year renewals commencing at the end of the initial term unless either party gives advance notice to the contrary), with a guaranteed, minimum bonus of 50% of annual base salary for Rykoff-Sexton's 1997 fiscal year and 25% of annual base salary for Rykoff-Sexton's 1998 fiscal year. In the event that Mr. McAnally is involuntarily terminated by Rykoff-Sexton without "cause" during the term of his employment agreement, he will receive termination payments for the greater of one year or the period remaining in the term. Termination benefits for Mr. McAnally include salary and welfare benefit continuation, bonus (equal to the average amount of his incentive bonus during the three years preceding termination), immediate exercisability of any outstanding stock options, and the lapse of certain specified restrictions on other equity awards. Mr. McAnally's employment was terminated pursuant to his employment agreement effective September 2, 1997. Pursuant to the terms of Mr.

McAnally's employment agreement, Mr. McAnally is currently receiving $30,521 per month, which will cease to be payable upon the earlier to occur of September 2, 1998 or the date, if any, when amounts are paid under his change in control agreement . In addition, upon termination of Mr. McAnally's employment, unvested stock options covering 48,360 Rykoff-Sexton Common Shares vested and restrictions on 56,000 Rykoff-Sexton Common Shares that are the subject of other equity awards will lapse upon stockholder approval of the Rykoff-Sexton Proposal. See "--Change in Control Agreements."

  Rykoff-Sexton has entered into an employment agreement with Mr. Feather, which provides that Mr. Feather will be paid a minimum annual base salary, which is currently $290,000, and an annual car allowance (currently $9,000) through December 31, 1998 (after which time, either Mr. Feather or Rykoff-Sexton may terminate his employment at any time with or without cause and with or without notice). Mr. Feather's employment agreement permits him to participate in Rykoff-Sexton's employee benefit, stock option, and incentive plans, subject to the terms of such plans. If Mr. Feather is terminated by Rykoff-Sexton for any reason other than Mr. Feather's death, disability, or for cause (as defined), Mr. Feather will receive termination payments equal to his continued base salary through December 31, 1998, provided that Mr. Feather does not directly or indirectly compete with Rykoff-Sexton. Any payments made pursuant to Mr. Feather's Change in Control Agreement will reduce, dollar for dollar, the amount of the termination payments made pursuant to Mr. Feather's employment agreement. If termination payments were to become due to Mr. Feather under both his employment agreement and his change in control agreement, it is anticipated that any amounts paid under his change in control agreement under those circumstances would offset completely any amounts payable under the employment agreement. See "--Change in Control Agreements."

 Change in Control Agreements

  Rykoff-Sexton is a party to a change in control agreement with Mr. Van Stekelenburg and change in control agreements with certain other current and former executive officers of Rykoff-Sexton (Harold E. Feather, Richard J. Martin, Robert J. Harter, Jr. and David F. McAnally) (collectively referred to as the "Change in Control Agreements"). Prior to a "change in control," each of the Change in Control Agreements provides for a base term ending on December 31, 1999, with automatic one-year renewals unless Rykoff-Sexton gives advance notice to the contrary. Each of the Change in Control Agreements provides for the payment of specified benefits under the circumstances described below after the occurrence of a "change in control" (as defined). For purposes of the Change in Control Agreements, the consummation of the Merger will constitute a "change in control." Upon a "change in control," each Change in Control Agreement (other than Mr. Van Stekelenburg's) will provide an executive with an amount equal to 2.99 times the sum of his base salary plus the amount that would otherwise be earned under any executive compensation plan if, within two years subsequent to the "change in control," the executive's employment is involuntarily terminated by Rykoff-Sexton other than for death, disability or "cause" (defined generally as the executive's willful and continued failure to substantially perform his duties, after specific demand for substantial performance has been made by Rykoff-Sexton, or the executive's willful engaging in misconduct that is materially injurious to Rykoff-Sexton) or if the executive terminates his employment for "good reason" (defined as (i) certain changes to the executive's duties, title, offices or positions, (ii) a salary reduction or a failure to increase salary by certain amounts, (iii) failure to maintain, or certain adverse effects on the executive's participation in, certain benefit, incentive or stock option plans, (iv) a relocation subsequent to a "change in control" of Rykoff-Sexton's principal executive offices to a location more than 40 miles from the location of such principal executive offices immediately prior to the "change in control," provided that such relocation will have no effect under the executive's Change in Control Agreement unless prior to the "change in control" the executive performed the executive's duties at such principal offices; or the executive's relocation to any place other than the location at which the executive performed the executive's duties prior to a "change in control," except for required travel by the executive on Rykoff-Sexton's business to an extent substantially consistent with the executive's business travel obligations at the time of a "change in control," (v) a reduction in the executive's vacation days, (vi) a material breach of, or failure by a successor or assign of Rykoff-Sexton to assume, the executive's Change in Control Agreement or (vii) a purported termination of the executive's employment that is not implemented in accordance with the terms of the executive's Change in Control Agreement). Additionally, if a "change in control" occurs and the executive's employment with Rykoff-Sexton is terminated by Rykoff-Sexton or the executive terminates his employment for "good reason" prior to the date on which the "change in control" occurs, such termination will be deemed to be a termination of employment after a "change in control" for purposes of the Change in Control Agreement if the executive can reasonably demonstrate that such termination was at the request of a third party who took steps reasonably calculated to effect a "change in control," or otherwise arose in connection with or in anticipation of a "change in control." Termination benefits for each of the executive officers who is a party to a Change in Control Agreement include outplacement expense reimbursement and welfare benefit continuation for two years after the executive's termination of employment.

  Pursuant to Mr. Van Stekelenburg's Change in Control Agreement, Mr. Van Stekelenburg will receive an amount equal to 2.99 times the sum of his base salary plus the amount that would otherwise be earned under any executive compensation plan if within two years subsequent to the "change in control" his employment is terminated by Rykoff-Sexton for any reason or no reason (other than death) or if Mr. Van Stekelenburg elects to terminate his employment for any or no reason. Mr. Van Stekelenburg's termination benefits include outplacement expense reimbursement and welfare benefit continuation for two years after his termination of employment. Pursuant to the terms of the Merger Agreement and upon the execution of the JP/Van Stekelenburg Employment Agreement, at or prior to the Effective Time, Mr. Van Stekelenburg's employment with Rykoff-Sexton will be terminated, and he will be treated for purposes of his Change in Control Agreement as if he were terminated by Rykoff-Sexton after the occurrence of a "change in control" other than by reason of death. See "--Employment Agreements and Related Matters."

  The Change in Control Agreements with Messrs. Van Stekelenburg and Feather also provide for payment of an amount necessary to restore any benefit diminution if the 20% excise tax imposed under Section 4999 of the Code is applicable to payments made or benefits provided under this agreements.

  Mr. Van Stekelenburg will receive $2,616,250 and 62,168 Rykoff-Sexton Common Shares and Mr. Harter will receive $964,992 and 22,079 Rykoff-Sexton Common Shares at or prior to the Effective Time in payment of amounts owing under their change in control agreements. If the Merger is consummated by September 2, 1998, Mr. McAnally will receive $919,425 and 21,041 Rykoff-Sexton Common Shares at or prior to the Effective Time in payment of amounts owing under his change in control agreement. If the employment of Messrs. Feather or Martin were terminated under circumstances giving rise to benefits under their change in control agreements, it is anticipated, based on current compensation levels, that Mr. Feather would receive $1,300,650 and 29,012 Rykoff-Sexton Common Shares and Mr. Martin would receive $968,760 and 22,166 Rykoff-Sexton Common Shares. Messrs. Martin and Feather are expected to become executive officers of JP Foodservice as of the Effective Time (see "Management of JP Foodservice After the Merger--Executive Officers") and such individuals will not receive benefits under their change in control agreements unless their employment is terminated under the circumstances described above. Any Rykoff-Sexton Common Shares to be received by such executive officers in payment of amounts owing under such agreements and arrangements will be converted into the right to receive, or will be paid directly as, JP Foodservice Common Shares at the Exchange Ratio.

 Severance Agreements

  As of February 2, 1996, Rykoff-Sexton entered into individual severance agreements with Messrs. Feather, Harter and Martin (the "Severance Agreements"). The individual Severance Agreements provide for termination benefits if an executive is involuntarily terminated by Rykoff-Sexton other than for death, disability or "cause," or terminates employment voluntarily after a reduction in pay (other than a general reduction), or notice of the non-renewal of the agreement, during the Severance Agreement's three-year term. The Severance Agreements also provide for automatic one-year renewals unless either party gives advance notice to the contrary. "Cause" under the Severance Agreements is defined as a failure by the executive consistently to meet applicable performance appraisal standards; an intentional act of fraud, embezzlement or theft; intentional wrongful damage to Rykoff-Sexton's property; intentional misconduct that is materially injurious to Rykoff-Sexton; or a breach of the confidentiality/nonsolicitation provisions of the Severance Agreement. Termination benefits include salary and welfare benefit continuation for two years, bonus (based on actual performance results during the applicable performance period and calculated as though the executive had remained employed throughout the period, but prorated to reflect the period of actual service), full vesting in any stock options and in each individual's SERP and crediting of benefits under Rykoff-Sexton's Deferred Compensation Plan at a "preferred" rate. Termination payments will be offset by any payments made under an individual executive's employment agreement or Change in Control Agreement. If payments were to become due to Messrs. Harter, Feather or Martin under both their severance and change in control agreements, it is anticipated that any amounts paid under their respective change in control agreements under those circumstances would offset completely any termination benefits in respect of salary, bonus or welfare continuation under their severance agreements.

 Supplemental Executive Retirement Plans (SERPs)

  Non-CEO SERPs. Effective October 1, 1995, Rykoff-Sexton established a nonqualified supplemental executive retirement plan ("SERP") for each of Messrs. Feather, Harter and Martin (individually referred to as an "executive").

  An executive who has at least 15 years of service and retires at or after age sixty-two (the "Normal Retirement Age") is entitled, provided he has participated in his SERP for at least five plan years or has otherwise become fully vested in his SERP, to an annual SERP retirement benefit for life equal to 50% of his final average earnings, reduced by the actuarial equivalent of any benefits he is entitled to receive under Rykoff-Sexton's qualified pension plan (the "Rykoff-Sexton Pension Plan"), Rykoff-Sexton's supplemental excess retirement plan, certain other nonqualified retirement plans of Rykoff-Sexton and its subsidiaries, Social Security, and all qualified and non-qualified plans for all prior employers (the "Executive's Other Benefits"). Final average earnings are defined as the executive's highest average annual base compensation plus bonus during any consecutive three-year period within the five-year period preceding termination of employment.

  An executive who has at least ten years of service and retires prior to Normal Retirement Age but at or after age fifty-five is entitled, provided he has participated in his SERP for at least five plan years or has otherwise become fully vested in his SERP, to an annual early retirement benefit for life equal to the 50% benefit payable at Normal Retirement Age (as reduced by the Executive's Other Benefits), reduced on account of the early payment of benefits. The early payment reduction is 6% for each year that the date of the commencement of benefits precedes the Normal Retirement Age (the "Six Percent Annual Early Payment Reduction").

  An executive will become fully vested in his SERP at age fifty-five and upon completion of five plan years of participation in the SERP, or earlier if his employment is terminated without cause under his Severance Agreement or following a "change in control" (as defined). For purposes of the SERPs, the consummation of the Merger will constitute a "change in control." An executive who becomes fully vested in his SERP will be entitled, upon termination prior to the date the executive would have both attained age fifty-five and completed ten years of service, to a lifetime annual retirement benefit payable commencing at the date he would have had ten years of service if his employment continued with Rykoff-Sexton and he had attained age fifty-five. The benefit will be determined in the same manner as an early retirement benefit.

  If an executive dies prior to his termination of employment, his surviving spouse, if he has been married to such spouse for at least one year prior to death, is entitled to an annual survivor benefit for life equal to 50% of the benefit to which the executive would have been entitled had he then retired (but without reduction by the benefits the executive would have been entitled to receive under the Rykoff-Sexton Pension Plan), reduced by the survivor benefits paid under the Rykoff-Sexton Pension Plan. If an executive dies after the commencement of benefits under the SERP, his surviving spouse, if he has been married to such spouse for at least one year prior to death, is entitled to an annual survivor benefit equal to 50% of the benefit actually then being paid to the executive, adjusted, in a manner similar to that described above, to take into account the survivor benefits paid under the Rykoff-Sexton Pension Plan.

  An executive who becomes disabled with less than ten years of service is entitled to an annual disability benefit for life equal to 25% of his final average earnings, reduced by the Executive's Other Benefits. An executive who becomes disabled with ten or more years of service is entitled to a disability benefit calculated by (a) multiplying his final average earnings by a percentage that equals his years of service times 2 1/2% (but in no event more than 50%), and (b) subtracting therefrom an amount equal to the Executive's Other Benefits. Disability benefits will commence after the end of the salary continuation period under Rykoff-Sexton's non-insured salary continuation plan. Disability benefits are not subject to the Six Percent Annual Early Payment Reduction.

  CEO SERP. Effective July 20, 1994, Rykoff-Sexton established a nonqualified supplemental executive retirement plan for Mr. Van Stekelenburg (the "CEO SERP").

  If Mr. Van Stekelenburg has at least twenty years of service and retires at or after age sixty (the "CEO's Normal Retirement Age"), Mr. Van Stekelenburg is entitled under the CEO SERP to an annual retirement benefit for life equal to 60% of his final average earnings, reduced by the actuarial equivalent of any benefits he is entitled to receive under the Rykoff-Sexton Pension Plan (the "CEO's Other Benefits"). Mr. Van Stekelenburg is not a participant in Rykoff-Sexton's supplemental excess retirement plan. Final average earnings are defined as Mr. Van Stekelenburg's average annual base compensation plus bonus during the three-year period preceding termination of employment. If Mr. Van Stekelenburg retires prior to the CEO's Normal Retirement Age but at or after age fifty-five, he is entitled to an early retirement benefit equal to the 60% benefit payable at the CEO's Normal Retirement Age (reduced by the CEO's Other Benefits), reduced by 6% for each year that the date of commencement of benefits precedes the CEO's Normal Retirement Age. In all cases, the retirement benefits payable to Mr. Van Stekelenburg will be reduced by the amount of retirement benefits paid to him under Social Security.

  Mr. Van Stekelenburg became fully vested in the CEO SERP upon completing five years of service. As a result, if Mr. Van Stekelenburg terminates prior to age fifty-five, he will be entitled to an annual retirement benefit for life, payable commencing at age fifty-five, which is equal to the actuarial equivalent of the 60% benefit payable at the CEO's Normal Retirement Age (as reduced by the CEO's Other Benefits). The retirement benefit will be reduced by the amount of retirement benefits paid to him under Social Security.

  If Mr. Van Stekelenburg dies prior to his termination of employment, his surviving spouse is entitled, if he has been married to such spouse for at least one year prior to death, to an annual survivor benefit for life equal to 60% of the benefit to which he would have been entitled had he then retired (but without reduction by the benefits Mr. Van Stekelenburg would have been entitled to receive under the Rykoff-Sexton Pension Plan), reduced by the survivor benefits paid under the Rykoff-Sexton Pension Plan. If Mr. Van Stekelenburg dies after the commencement of benefits under the CEO SERP, his surviving spouse, if he has been married to such spouse for at least one year prior to death, is entitled to an annual survivor benefit equal to 60% of the benefit actually then being paid to him, adjusted, in a manner similar to that described above, to take into account the survivor benefits paid under the Rykoff-Sexton Pension Plan.

  If Mr. Van Stekelenburg becomes disabled with less than ten years of service, he is entitled to an annual disability benefit for life equal to 30% of his final average earnings, reduced by the CEO's Other Benefits. If Mr. Van Stekelenburg becomes disabled with ten or more years of service, he is entitled to a disability benefit calculated by (a) multiplying his final average earnings by a percentage that equals his years of service times 3% (but in no event more than 60%), and (b) subtracting therefrom an amount equal to the CEO's Other Benefits. Disability benefits will commence after the end of the salary continuation period under Rykoff-Sexton's non-insured salary continuation plan, are reduced by the amount of retirement benefits paid under Social Security, and are not subject to the 6% annual early payment reduction.

  Deferred Compensation Plan and Master Trust Agreement. The Rykoff-Sexton Deferred Compensation Plan permits specified Rykoff-Sexton executives and members of Rykoff-Sexton's Board of Directors to elect to defer portions of annual base salary, annual bonus and/or director's fees. The minimum deferral for any year is $2,000 of base salary, bonus or fees, and the maximum annual deferral is 50% of annual base salary and 100% of each of annual bonus and director's fees. Interest is credited to an individual's account on the amount deferred at specific rates. A higher interest rate is generally applied for payments due to death, disability or retirement after age 62 (or for employees only, after age 55 with five years service), or for payments made to a participant with at least five years of participation in the Plan. The higher interest rate is also applied after a "change in control" occurs. The Master Trust Agreement for Executive Deferral Plans provides a means of securing payment for various of Rykoff-Sexton's deferred compensation plans for executives, including the Deferred Compensation Plan and the SERPs. Certain provisions of the Master Trust Agreement take effect only after a "change in control" (as defined) occurs.

  For purposes of the Deferred Compensation Plan and the Master Trust Agreement, the consummation of the Merger will constitute a "change in control." At or prior to the Effective Time, Rykoff-Sexton may transfer funds to the trust established pursuant to the Master Trust Agreement in an amount sufficient to provide for all obligations secured by the trust and accrued through the Effective Time and for the fees and expenses of the trust.

  Additional information regarding the compensation and certain relationships and related transactions of directors and officers of Rykoff-Sexton who will serve as directors or officers of JP Foodservice as of the Effective Time is contained in the Rykoff-Sexton Annual Report on Form 10-K under the captions "Directors and Executive Officers of the Company," "Executive Compensation" and "Certain Relationships and Related Transactions." The Rykoff-Sexton Annual Report on Form 10-K is incorporated by reference in this Joint Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference."

                    JP FOODSERVICE ANNUAL MEETING PROPOSALS

  In addition to the JP Foodservice Merger Proposal described elsewhere in this Joint Proxy Statement/Prospectus, JP Foodservice stockholders will be asked to consider and vote upon the following proposals at the JP Foodservice Annual Meeting:

    (i) a proposal to elect three directors of JP Foodservice for terms expiring at the JP Foodservice Annual Meeting of Stockholders in the year 2000 (the "JP Foodservice Director Election Proposal");

    (ii) a proposal to amend JP Foodservice's Restated Certificate of Incorporation (the "JP Foodservice Charter Amendment") to increase the number of authorized JP Foodservice Common Shares from 75,000,000 shares to 150,000,000 shares (the "JP Foodservice Charter Amendment Proposal");

    (iii) a proposal to (a) amend the Stock Incentive Plan to increase the number of JP Foodservice Common Shares authorized for issuance under the Stock Incentive Plan from 1,532,404 shares to 2,600,000 shares and (b) amend the Stock Incentive Plan for purposes of Section 162(m) of the Code and regulations thereunder (collectively, the "JP Foodservice Stock Incentive Plan Amendment") (the "JP Foodservice Stock Incentive Plan Amendment Proposal"); and

    (iv) a proposal to amend the Director Plan to (a) increase the number of JP Foodservice Common Shares authorized for issuance under the Director Plan from 100,000 shares to 200,000 shares, (b) increase the number of JP Foodservice Common Shares subject to annual option grants under the Director Plan from 1,000 shares to 2,000 shares and (c) modify eligibility requirements for awards under the Director Plan (the "JP Foodservice Director Plan Amendment Proposal").

  Approval of the JP Foodservice Merger Proposal is not conditioned upon approval of any of the foregoing proposals. If approved by the JP Foodservice stockholders at the JP Foodservice Annual Meeting, the JP Foodservice Charter Amendment and the JP Foodservice Stock Incentive Plan Amendment will become effective only upon consummation of the Merger.

JP FOODSERVICE DIRECTOR ELECTION PROPOSAL

  The Restated Certificate of Incorporation and the Amended and Restated By-Laws of JP Foodservice provide that the JP Foodservice Board of Directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible. In accordance with the JP Foodservice By-Laws, before giving effect to expansion of the JP Foodservice Board to 17 members pursuant to the Merger Agreement (as described under the caption "Management of JP Foodservice after the Merger--Directors"), the membership of the JP Foodservice Board of Directors is fixed at nine directors, with three directors to serve until the JP Foodservice Annual Meeting, three directors to serve until the JP Foodservice Annual Meeting of Stockholders in 1998 and three directors to serve until the JP Foodservice Annual Meeting of Stockholders in 1999. Upon the expiration of the term of office of each class as set forth above, the nominees for such class will be elected for a term of three years to succeed the directors whose terms of office expire.

  Three nominees are named in this Joint Proxy Statement/Prospectus. If elected, the directors will serve three-year terms expiring at the JP Foodservice Annual Meeting of Stockholders in the year 2000 and until their successors are elected and qualified or until their earlier resignation or removal. The JP Foodservice Board of Directors has nominated three incumbent directors, James L. Miller, David M. Abramson and Dean R. Silverman, for election to the JP Foodservice Board. Mr. Miller has served as a director since JP Foodservice's inception in 1989, Mr. Abramson has served as a director since 1994 and Mr. Silverman has served as a director since September 1996.

  Approval of the nominees requires the affirmative vote of a plurality of the votes cast at the JP Foodservice Annual Meeting. In the event that any nominee should become unable or unwilling to serve as a director, it is the intention of the persons named in the proxy to vote for the election of such substitute nominee for the office of director as the JP Foodservice Board of Directors may recommend. It is not anticipated that any nominee will be unable or unwilling to serve as a director.

  The following sets forth information concerning the terms of service of each of the nominees and directors continuing in office:

                  NOMINEES FOR ELECTION FOR THREE-YEAR TERMS

  NAME                                                            DIRECTOR SINCE
  ----                                                            --------------
James L. Miller..................................................      1989
David M. Abramson................................................      1994
Dean R. Silverman................................................      1996

                     DIRECTORS WHOSE TERMS EXPIRE IN 1998

  NAME                                                            DIRECTOR SINCE
  ----                                                            --------------
Michael J. Drabb.................................................      1994
Eric E. Glass....................................................      1996
Paul I. Latta....................................................      1996

                     DIRECTORS WHOSE TERMS EXPIRE IN 1999

  NAME                                                            DIRECTOR SINCE
  ----                                                            --------------
Lewis Hay, III...................................................      1991
Mark P. Kaiser...................................................      1996
Jeffrey D. Serkes................................................      1996

  Information concerning the ownership of JP Foodservice Common Shares by each of the nominees and directors continuing in office is set forth under the caption "Ownership of JP Foodservice Common Shares," biographical information concerning each of the nominees and directors continuing in office is set forth under the caption "Management of JP Foodservice After the Merger-- Directors" and information regarding the compensation of certain members of JP Foodservice management in fiscal 1997 and related arrangements is set forth under the caption "Management of JP Foodservice After the Merger--JP Foodservice Executive Compensation."

 Board of Directors and Committees of the Board

  The JP Foodservice Board of Directors held 12 meetings during JP Foodservice's 1997 fiscal year. During fiscal 1997, each director attended at least 75% of the aggregate of the total number of meetings of the JP Foodservice Board held during the period he served as a director and the total number of meetings held by each committee of the JP Foodservice Board on which he served (during the period for which he served).

  The JP Foodservice Board of Directors currently has three standing committees, the Audit Committee, the Compensation Committee and the Nominating Committee.

  The Audit Committee, which met four times during fiscal 1997, currently consists of Mr. Silverman (Chairman), Mr. Drabb and Mr. Serkes. The Committee is responsible for recommending to the full JP Foodservice Board the selection of JP Foodservice's independent auditors, reviewing the scope of the audit plan and the results of each audit with management and the independent auditors, reviewing the adequacy of JP Foodservice's system of internal accounting controls in consultation with the independent auditors, reviewing generally the activities and recommendations of the independent auditors, and exercising oversight with respect to JP Foodservice's code of conduct and other policies and procedures regarding adherence with legal requirements.

  The Compensation Committee, which held six meetings during fiscal 1997, currently consists of Mr. Drabb (Chairman), Mr. Glass and Mr. Latta. The Committee is responsible for establishing the compensation and benefits of the executive officers of JP Foodservice and its subsidiaries, monitoring compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests, and administering certain of JP Foodservice's benefit plans.

  The Nominating Committee of the JP Foodservice Board of Directors, which met one time during fiscal 1997, currently consists of Mr. Hay (Chairman), Mr. Glass and Mr. Silverman. The Committee is responsible for recommending to the full JP Foodservice Board potential candidates for membership on the JP Foodservice Board. JP Foodservice's Restated Certificate of Incorporation provides that any stockholder wishing to nominate persons for election as directors at a JP Foodservice annual meeting must deliver to the Secretary of JP Foodservice at JP Foodservice's principal office in Columbia, Maryland a written notice of the stockholder's intention to make such a nomination. The stockholder is required to furnish the notice not later than 90 days prior to the date that is one year from the date of the most recent preceding meeting of stockholders. The notice must include the following information: (i) the name and address of record of the stockholder who intends to make the nomination, (ii) a representation that the stockholder is a holder of record of JP Foodservice Common Shares and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iii) the name, age, business and residential addresses and principal occupation or employment of each nominee, (iv) a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, (v) such other information regarding each proposed nominee as would be required to be included in a proxy statement filed pursuant to the rules and regulations of the SEC and (vi) the written consent of each proposed nominee to serve as a director of JP Foodservice if so elected.

 Director Compensation

  Directors who are not also employees of JP Foodservice receive an annual fee of $12,000, plus $1,000 for each Board meeting attended in person, $750 for each Board meeting attended by conference telephone, $750 for each committee meeting attended in person ($300 if attended in person on the date of a Board meeting), and $300 for each committee meeting attended by conference telephone. The Chairman of the Compensation Committee and the Chairman of the Audit Committee each receive an additional annual fee of $2,000. In addition, subject to approval of the JP Foodservice Director Plan Amendment Proposal by the JP Foodservice stockholders at the JP Foodservice Annual Meeting, such directors receive an annual grant of options for 2,000 JP Foodservice Common Shares under the Director Plan. The Director Plan also provides that each such director will receive options to purchase 5,000 JP Foodservice Common Shares upon the director's initial election or appointment to the JP Foodservice Board.

  THE JP FOODSERVICE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF JP FOODSERVICE VOTE "FOR" THE ELECTION OF THE NOMINEES TO SERVE AS DIRECTORS.

JP FOODSERVICE CHARTER AMENDMENT PROPOSAL

  JP Foodservice's Restated Certificate of Incorporation currently authorizes the issuance of a total of 75,000,000 JP Foodservice Common Shares and 5,000,000 shares of Preferred Stock, par value $.01 per share, for a total authorized capital stock of 80,000,000 shares. See "Description of JP Foodservice Capital Stock." The stockholders are asked to consider and vote upon a proposal to amend the Restated Certificate of Incorporation to increase the number of authorized JP Foodservice Common Shares from 75,000,000 shares to 150,000,000 shares. The JP Foodservice Board of Directors approved the JP Foodservice Charter Amendment on September 24, 1997.

  Approval of the JP Foodservice Merger Proposal is not conditioned upon approval of the JP Foodservice Charter Amendment Proposal. If approved by JP Foodservice stockholders, the JP Foodservice Charter Amendment will become effective only upon consummation of the Merger.

  Of the presently authorized 75,000,000 JP Foodservice Common Shares, 22,606,308 shares were issued and outstanding as of September 27, 1997 and an additional 4,264,329 shares were reserved for issuance under JP Foodservice's benefit plans. If the Merger is consummated, 45,108,583 JP Foodservice Common Shares would be outstanding immediately after the Merger and an additional 6,079,034 JP Foodservice Common Shares would be reserved for issuance under JP Foodservice's benefit plans, the Assumed Options and Assumed Warrants. If the JP Foodservice Charter Amendment Proposal is not approved, JP Foodservice would have available for future issuance, not including shares reserved for issuance under the benefit plans, the Assumed Options and the Assumed Warrants, 23,812,383 JP Foodservice Common Shares if the Merger is consummated. If the JP Foodservice Charter Amendment Proposal is approved, JP Foodservice would have available for future issuance, not including shares reserved for issuance under the benefit plans, the Assumed Options and the Assumed Warrants, 98,812,383 JP Foodservice Common Shares if the Merger is consummated.

  Although JP Foodservice has no present plans or commitments to issue the proposed additional authorized JP Foodservice Common Shares, such shares would be available for issuance without further action by stockholders except as required by law or regulation, including requirements of the NYSE. The JP Foodservice Board of Directors believes that, particularly if the Merger is consummated, the authorization of such shares is desirable so that there will be sufficient shares available for issuance for purposes that the JP Foodservice Board of Directors may hereafter determine to be in the best interests of JP Foodservice and its stockholders. Such purposes could include additional offers of shares for cash and acquisitions of foodservice businesses, as well as the declaration of stock splits and stock dividends and other general corporate purposes. In fiscal 1997, JP Foodservice completed acquisitions of four foodservice businesses, the consideration for which consisted entirely or partially of JP Foodservice Common Shares, and completed a public offering of additional JP Foodservice Common Shares for cash. See "The Merger--Background of the Merger." In many situations, prompt action may be required which would not permit JP Foodservice to seek stockholder approval to authorize additional shares for the specific transaction on a timely basis. The Board of Directors believes it should have the flexibility to act promptly in the best interests of JP Foodservice and its stockholders. The terms of any future issuance of

JP Foodservice Common Shares will be dependent largely on market and financial conditions and other factors existing at the time of issuance.

  The proposed increase in authorized JP Foodservice Common Shares is designed to provide flexibility to the JP Foodservice Board of Directors. However, these additional shares, if issued, could be used to create impediments to, or otherwise discourage, persons attempting to gain control of JP Foodservice, and would have a dilutive effect on stockholders.

  If the JP Foodservice Charter Amendment Proposal is approved, Article IV of the Restated Certificate of Incorporation of JP Foodservice would read in its entirety as follows:

                                  ARTICLE IV

                                 CAPITAL STOCK

  The Corporation shall have the authority to issue a total of one hundred fifty-five million (155,000,000) shares of capital stock, each with a par value of $0.01, consisting of one hundred fifty million (150,000,000) shares of Common Stock and five million (5,000,000) shares of Preferred Stock.

  Approval of the JP Foodservice Charter Amendment Proposal will require the affirmative vote of holders of a majority of the JP Foodservice Common Shares outstanding on the JP Foodservice Record Date.

  THE JP FOODSERVICE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF JP FOODSERVICE VOTE "FOR" THE JP FOODSERVICE CHARTER AMENDMENT PROPOSAL.

JP FOODSERVICE STOCK INCENTIVE PLAN AMENDMENT PROPOSAL

  The stockholders of JP Foodservice are asked to consider and vote upon a proposal to (i) amend the Stock Incentive Plan to increase the number of JP Foodservice Common Shares from 1,532,404 shares to 2,600,000 shares and (ii) amend the Stock Incentive Plan for purposes of Section 162(m) of the Code and regulations thereunder. The Stock Incentive Plan was adopted by JP Foodservice stockholders on November 15, 1994. On September 24, 1997, the JP Foodservice Board of Directors approved the JP Foodservice Stock Incentive Plan Amendment. If approved by the stockholders at the JP Foodservice Annual Meeting, the JP Foodservice Stock Incentive Plan Amendment will become effective only upon consummation of the Merger.

 Increase in Shares Authorized for Issuance

  The JP Foodservice Board of Directors has approved an amendment to the Stock Incentive Plan increasing from 1,532,404 to 2,600,000 the number of JP Foodservice Common Shares authorized for issuance pursuant to awards granted under the Stock Incentive Plan. The JP Foodservice Board believes that stock options and other stock-based awards of the type authorized by the Stock Incentive Plan play an important role in enabling JP Foodservice to attract, retain and motivate executives and key management employees who can make a material contribution to JP Foodservice's future growth and success.

  The JP Foodservice Board believes that the number of JP Foodservice Common Shares authorized for issuance under the Stock Incentive Plan will be insufficient to meet JP Foodservice's needs for stock-based management compensation following the Merger. In 1994, the JP Foodservice stockholders authorized a total of 1,532,404 JP Foodservice Common Shares to be used for awards under the Stock Incentive Plan. At September 27, 1997, 1,321,749 JP Foodservice Common Shares had been reserved for issuance pursuant to outstanding awards and 210,655 JP Foodservice Common Shares were available for future awards. Consummation of the Merger is expected to increase significantly the number of officers and key management employees who will be eligible for awards under the Stock Incentive Plan. Although, pursuant to the Merger Agreement, JP Foodservice will assume all of the Options under the Rykoff-Sexton Stock Plans which are outstanding immediately prior to the Effective Time, it does not intend to make awards under the Rykoff-Sexton Stock Plans after the Merger. All stock-based awards will be made under the Stock Incentive Plan or such other stock plans as the JP Foodservice stockholders may approve from time to time.

  If JP Foodservice stockholders approve the Stock Incentive Plan Amendment, the total number of JP Foodservice Common Shares authorized for issuance under the Stock Incentive Plan will constitute approximately 5.8% of the 45,108,583 JP Foodservice Common Shares that will be outstanding immediately after the Merger. The increased number of JP Foodservice Common Shares authorized under the Stock Incentive Plan, together with the 1,553,811 JP Foodservice Common Shares that will be issuable upon exercise of all Assumed Options, will constitute approximately 9.2% of the JP Foodservice Common Shares that will be outstanding immediately after the Merger.

 Section 162(m)

  Section 162(m) of the Code generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly traded corporation to its chief executive officer and the four other most highly compensated officers. However, under the Code there is no limitation on the deductibility of "qualified performance-based compensation." To satisfy this definition, (i) the compensation must be paid solely on account of the attainment of one or more preestablished, objective performance goals; (ii) the performance goal under which compensation is paid must be established by a compensation committee comprised solely of two or more directors who qualify as "outside directors" for purposes of the exception; (iii) the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders of the corporation in a separate vote before payment is made; and (iv) the compensation committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied.

  In the case of compensation attributable to stock options, the performance goal requirement (summarized in (i) above) is deemed satisfied, and the certification requirement (summarized in (iv) above) is inapplicable, if (1) the grant or award is made by the Compensation Committee; (2) the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to an employee; and
(3) under the terms of the option, the amount of compensation is based solely on an increase in the value of the stock after the date of grant. Under the Code, a director is an "outside director" if the director is not a current employee of the corporation; is not a former employee who receives compensation for prior services (other than under a qualified retirement plan); has not been an officer of the corporation; and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a 5% ownership interest), remuneration from the corporation in any capacity other than as a director. The regulations provide that the material terms of a performance goal will be approved by stockholders for purposes of the foregoing rules if, in a separate vote, affirmative votes are cast by a majority of the voting shares.

  The Stock Incentive Plan authorizes grants of restricted stock and stock appreciation rights which will vest only if performance goals are satisfied. The performance goals are based on objective business criteria which will include one or more of the following: earnings per share, total shareholder return, operating earnings, growth in assets, return on equity, return on capital, market share, stock price, net income, cash flow, sales growth (in general, by type of product and by type of customer), retained earnings and completion of aquisitions. The Compensation Committee is authorized to determine the specific performance goals that will apply and the manner in which such goals are calculated.

 Summary of Material Provisions of the Stock Incentive Plan

  The following is a summary of the material provisions of the Stock Incentive Plan, as proposed to be amended by the Stock Incentive Plan Amendment. A copy of the Stock Incentive Plan, as proposed to be so amended, has been filed as an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part.

  Purpose. The purpose of the Stock Incentive Plan is to promote the long-term growth of JP Foodservice and its subsidiaries by rewarding key management employees of such entities with a proprietary interest in JP Foodservice for outstanding long-term performance and to attract, motivate and retain highly qualified and capable management employees.

  Awards. Awards under the Stock Incentive Plan may be made in the form of (i) stock options (each, an "option"), which may be either incentive stock options or non-qualified stock options, (ii) restricted stock, (iii) stock appreciation rights or (iv) any combination of the foregoing. An "incentive stock option" is an option which meets the requirements of Section 422 of the Code and a "non-qualified stock option" is an option which does not meet the requirements of Section 422 of the Code. "Restricted stock" is an award of JP Foodservice Common Shares on which are imposed restricted periods and restrictions which subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Code. A "stock appreciation right" is a right to receive, in the form of JP Foodservice Common Shares, cash or a combination thereof, the spread or difference between the fair market value of JP Foodservice Common Shares subject to an option and the option exercise price. As of the date of this Joint Proxy Statement/Prospectus, only non-qualified stock options have been granted under the Stock Incentive Plan.

  Shares Subject to the Stock Incentive Plan. Subject to adjustment as described below, and as of the date of this Joint Proxy Statement/Prospectus, the aggregate number of JP Foodservice Common Shares which may be issued and released from any restrictions upon the exercise of options or SARs and the vesting of restricted stock, respectively, may not exceed 1,532,404 shares. If the Stock Incentive Plan Amendment becomes effective, the aggregate number of such JP Foodservice Common Shares will not exceed 2,600,000 shares. Any portion of the shares reserved for issuance under the Stock Incentive Plan may be issued pursuant to incentive stock options. Subject to adjustment as described below, the aggregate number of shares which may be granted pursuant to options or SARs under the Stock Incentive Plan to any one participant during the terms of the Stock Incentive Plan is 20% of the total number of shares subject to the Plan. If all or any portion of any outstanding award expires or is terminated, the JP Foodservice Common Shares allocable to the unexercised portion of such award may again be subject to an award under the Stock Incentive Plan.

  Effective Date and Termination. The Stock Incentive Plan became effective on November 22, 1994 and will terminate on November 22, 2004.

  Administration and Operation. The Stock Incentive Plan is administered by the Compensation Committee of the JP Foodservice Board of Directors. It is intended that the members of the Compensation Committee will be "outside directors" for purposes of Section 162(m) of the Code. The Compensation Committee has the exclusive power to make awards under the Plan and to determine when and to whom awards will be granted, and the form, amount and other terms and conditions of each award, subject to the provisions of the Plan. The Committee has the authority to interpret the Stock Incentive Plan and any award or agreement made under the Plan, to establish, amend, waive and rescind any rules and regulations relating to the administration of the Plan, to determine the terms and provisions of any agreements entered into under the Plan (not inconsistent with the Plan), and to make all other determinations necessary or advisable for the administration of the Plan. The Committee may delegate its responsibilities under the Stock Incentive Plan to persons who are not "non-employee directors" within the meaning of Exchange Act Rule 16b-3 for purposes of determining and administering awards solely to employees who are not then subject to the reporting requirements of Section 16 of the Exchange Act.

  Eligibility. Officers and key management employees of JP Foodservice and JP Foodservice's subsidiaries who are designated by the Compensation Committee may be granted awards under the Stock Incentive Plan. As of the date of this Joint Proxy Statement/Prospectus, approximately 190 persons were eligible for awards.

  Plan Benefits. The following table sets forth information regarding awards under the Stock Incentive Plan granted through September 27, 1997. All such awards have been made in the form of non-qualified stock options.

            OPTION GRANTS TO EXECUTIVE OFFICERS AND OTHER EMPLOYEES

                                                                              POTENTIAL REALIZABLE VALUE OF
                                    NUMBER OF                                    ASSUMED ANNUAL RATES OF
                                   SECURITIES                                   STOCK PRICE APPRECIATION
                                   UNDERLYING     EXERCISE                          OR OPTION TERM(4)
                          OPTION     OPTIONS        PRICE       EXPIRATION    ------------------------------
          NAME             DATE   GRANTED(#)(1) ($/SHARE)(2)      DATE(3)           5%             10%
          ----           -------- ------------- ------------- --------------- -------------- ---------------
James L. Miller......... 11/22/94     68,489    $       11.00        11/22/04 $      473,796 $     1,200,692
Chairman of the Board,
 President                8/31/95     30,895            14.25         8/31/05        276,873         701,651
 and Chief Executive
  Officer                 7/16/96     27,537            21.00         7/16/06        363,675         921,625
                         11/14/96     99,560            21.25        11/14/06      1,330,521       3,371,801
                           8/8/97     48,376            31.31          8/8/07        952,557       2,413,966
                                     -------                                  -------------- ---------------
                                     274,857                                  $    3,397,422 $     8,609,735
                                     =======                                  ============== ===============
Lewis Hay, III.......... 11/22/94     29,054            11.00        11/22/04 $      200,991 $       509,351
Senior Vice President
 and Chief                8/31/95     13,118            14.25         8/31/05        117,560         297,921
 Financial Officer        7/16/96     14,270            21.00         7/16/06        188,461         477,597
                         11/14/96     51,594            21.25        11/14/06        689,503       1,747,335
                           8/8/97     23,637            31.31          8/8/07        465,429       1,179,488
                                     -------                                  -------------- ---------------
                                     131,673                                  $    1,661,944 $     4,211,692
                                     =======                                  ============== ===============
David M. Abramson.......  7/16/96      5,417            21.00         7/16/06 $       71,541 $       181,299
Senior Vice President
 and                     11/14/96     19,583            21.25        11/14/06        261,707         663,218
 General Counsel           8/8/97     19,540            31.31          8/8/07        384,756         975,047
                                     -------                                  -------------- ---------------
                                      44,540                                  $      718,004 $     1,819,564
                                     =======                                  ============== ===============
Mark P. Kaiser.......... 11/22/94     26,333            11.00        11/22/04 $      182,168 $       461,648
Senior Vice President-
 Sales,                   8/31/95     13,118            14.25         8/31/05        117,560         297,921
 Marketing and
  Procurement             7/16/96      7,669            21.00         7/16/06        101,283         256,671
                         11/14/96     27,726            21.25        11/14/06        370,531         938,997
                           8/8/97     19,540            31.31          8/8/07        384,756         975,047
                                     -------                                  -------------- ---------------
                                      94,386                                  $    1,156,298 $     2,930,284
                                     =======                                  ============== ===============
George T. Megas......... 11/22/94      8,957            11.00        11/22/04 $       61,963 $       157,027
Vice President-Finance    8/31/95      4,184            14.25         8/31/05         37,496          95,022
                          7/16/96      5,107            21.00         7/16/06         67,447         170,924
                         11/14/96     18,464            21.25        11/14/06        246,753         625,321
                           8/8/97      8,162            31.31          8/8/07        160,715         407,284
                                     -------                                  -------------- ---------------
                                      44,874                                  $      574,374 $     1,455,578
                                     =======                                  ============== ===============
All executive officers
 as a group.............             590,330    $11.00-$31.31 11/22/04-8/8/07 $    7,508,042 $    19,026,853
All non-executive
 officer employees as a
 group(5)...............             726,417    $11.00-$31.31 11/22/04-8/8/07 $    9,509,848 $    24,130,505

--------

(1) Except for options granted on November 14, 1996, one third of each option granted vests on each of the first, second and third anniversary dates of the option grant date. One fifth of each option granted on November 14, 1996 vested on the option grant date and one fifth of each such option vests on each of the first, second, third and fourth anniversary dates of the option grant date. Upon a change in control of JP Foodservice, all previously unvested options will vest and become immediately exercisable. The Merger does not constitute a change of control of JP Foodservice under such options.
(2) The exercise price may be paid in cash, in JP Foodservice Common Shares valued at fair market value on the exercise date, or in a combination of cash and shares.
(3) The term of each option may not exceed ten years.
(4) The hypothetical potential appreciation shown in these columns reflects the required calculation at annual assumed appreciation rates of 5% and 10%, as set by the SEC, and therefore is not intended to represent either historical appreciation or anticipated future appreciation of the JP Foodservice Common Shares.

(5) Excludes 164,323 options which were cancelled.

  As of September 27, 1997, the market value of the JP Foodservice Common Shares underlying the options granted under the Stock Incentive Plan was $40,160,784.

TERMS AND CONDITIONS OF OPTIONS

  General. An option granted under the Stock Incentive Plan is exercisable only to the extent that it is vested on the date of exercise, and no option may be exercisable more than ten years from the option grant date, or five years in the case of an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of stock of JP Foodservice or any subsidiary (a "ten percent stockholder").

  The exercise price per share (the "option price") under each option granted under the Stock Incentive Plan may not be less than 100% (110% in the case of a ten percent stockholder) of the fair market value of the JP Foodservice Common Shares on the option grant date. For options granted effective on the closing date of JP Foodservice's initial public offering, the fair market value was the public offering price of $11 per JP Foodservice Common Share. The JP Foodservice Common Shares currently are listed on the NYSE. For as long as the JP Foodservice Common Shares are so listed, the fair market value of the JP Foodservice Common Shares for all purposes of the Stock Incentive Plan will be the opening price of the JP Foodservice Common Shares as reported on NYSE on the option grant date. If there are no sales of shares reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on NYSE for the last preceding date on which sales of the JP Foodservice Common Shares were reported.

  An option may be exercised, in full or in part, provided that the option is vested. Payment of the exercise price will be made in full upon exercise and may be made (i) in cash, (ii) with JP Foodservice Common Shares owned by the participant, (iii) by delivery to JP Foodservice of irrevocable instructions that the certificates for the JP Foodservice Common Shares purchased be delivered to a licensed broker as agent for the optionee, and irrevocable instructions to the broker to deliver to JP Foodservice the portion of the proceeds equal to the option exercise price, or (iv) in a combination of cash and broker-assisted exercise. The value of any JP Foodservice Common Shares used to pay the option price or any portion thereof will be the fair market value of the JP Foodservice Common Shares on the date of exercise, and such JP Foodservice Common Shares must have been held by the participant for at least six months.

  In the case of incentive stock options, the aggregate fair market value of the JP Foodservice Common Shares (determined on the option grant date) with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

  Vesting. Generally, one-third of each option will vest on each of the first, second and third anniversary dates of the option grant date. The Compensation Committee may accelerate the vesting of any option in its discretion.

  Reload Options. A non-qualified stock option will include the right to acquire a reload option, which will entitle the participant, upon exercise of the original option (in whole or in part) prior to termination of the participant's employment and satisfaction of the option price in shares, to receive a new non-qualified stock option. The grant of reload options will be subject to certain terms and conditions set forth in the Stock Incentive Plan.

  Termination of Employment. Unless otherwise determined by the Compensation Committee, in the case of any incentive stock option granted under the Stock Incentive Plan, the Compensation Committee will provide that the option will terminate on the date three months (one year, in the event the participant terminates employment by reason of death or disability) after the date on which the participant terminates employment, or, if earlier, ten years after the option grant date (five years in the case of a ten percent stockholder). Unless the participant terminates employment by reason of death, disability or retirement, non-qualified stock options will terminate six months after the termination of employment. In the event a participant terminates employment by reason of the participant's death, disability or retirement, the non-qualified stock options will continue to vest for one year following the date on which the participant dies, incurs a disability or retires, and the option will terminate three years after the date on which the participant terminates employment. In any event, non-qualified stock options will terminate ten years after the option grant date.

  Terms and Conditions of Stock Appreciation Rights. SARs may be granted in conjunction with all or a part of any option granted under the Stock Incentive Plan, either at the time of the grant of such option or at any subsequent time prior to the expiration of such option; provided, however, that SARs may not be offered or granted in connection with a prior option without the consent of the holder of such option. SARs granted to a participant who is a director or officer (within the meaning of Rule 16A-1(f) under the Exchange Act) of JP Foodservice may not be exercised within six months after such SARs are granted, except that this limitation will not be applicable in the event of the death or disability of such participant occurring prior to the expiration of each six-month period.

  SARs will be exercisable only at such time and to the extent that the option to which they related (the "related option") is exercisable. Exercisability of stock appreciation rights also may be subject to satisfaction of performance goals. SARs and the related option may be exercised concurrently only when the related option is a non-qualified stock option. Upon exercise of a SAR, the participant will be entitled to the difference between the fair market value of one share of common Stock and the option price of one share specified in the related option, multiplied by the number of JP Foodservice Common Shares in respect of which the SARs have been exercised (the "economic value"). A participant, upon the exercise of SARs will receive the economic value thereof and the Compensation Committee in its sole discretion will determine the form in which payment of such economic value will be made, which may be in cash, common stock or a combination thereof. For this purpose, the fair market value of the JP Foodservice Common Shares will be determined as the date of exercise of the SAR.

  A SAR may be exercised without exercising the related option, but the related option will be canceled for all purposes under the Stock Incentive Plan to the extent of the SAR exercise. A related option may be exercised without exercising the SAR but the SAR will be canceled for all purposes under the Plan to the extent of the related option exercise.

  In addition to the conditions set forth above, SARs issued in connection with incentive stock options are required to meet the following conditions:
(i) each SAR must expire not later than the expiration of the related option,
(ii) the SAR will be exercised only when the fair market value of the JP Foodservice Common Shares subject to the related option exceeds the option price of the related option.

  Terms and Conditions of Restricted Stock. Restricted stock will be subject to such restrictions as the Compensation Committee may impose, including, without limitation, continuous employment with JP Foodservice or any of its subsidiaries or the attainment of specific corporate, divisional or individual performance standards or goals, including one or more of the following: earnings per share, total shareholder return, operating earnings, growth in assets, return on equity, return on capital, market share, stock price, net income, cash flow, sales growth (in general, by type of product and by type of customer), retained earnings and completion of acquisitions. The restrictions and the restricted period may differ with respect to each participant. A restricted stock award will be subject to forfeiture if certain events specified by the Compensation Committee occur prior to the lapse of the restrictions. Subject to and consistent with the provisions of the Stock Incentive Plan, the Compensation Committee will determine the terms and conditions of the restricted stock agreement evidencing each award of restricted stock, including the following: the restricted period for all or a portion of the award, the restrictions applicable to the award: whether the participant will receive the dividends and other distributees paid with respect to an award of restricted stock as declared and paid to the holders of the JP Foodservice Common Shares during the restricted period or whether such dividends and distributions will be withheld by JP Foodservice for the account of the participant until the restricted periods have expired or the restrictions have been satisfied: the percentage of the award that will vest in the participant in the event of such participant's death, disability or retirement prior to the expiration of the restricted period or the satisfaction of the restrictions applicable to an award of restricted stock; and notwithstanding the restricted period and the restrictions set forth in the restricted stock agreement, whether to shorten the restricted period or waive the restrictions if the Compensation Committee concludes that it is in the best interests of JP Foodservice to do so.

  Corporate Changes; Change of Control. Subject to any required stockholder action, the number of JP Foodservice Common Shares subject to each outstanding option and the option price will be proportionately adjusted for any increase or decrease in the number of issued JP Foodservice Common Shares resulting from a subdivision or consolidation of JP Foodservice Common Shares or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of shares effected without receipt of consideration by JP Foodservice.

  If JP Foodservice merges or is consolidated with another corporation, whether or not JP Foodservice is a surviving corporation, or if JP Foodservice is liquidated or sells or otherwise disposes of substantially all of its assets while unexercised options remain outstanding under the Stock Incentive Plan, (i) after the effective date of the merger, consolidation, liquidation, sale or other disposition, as the case may be, each holder of an outstanding option will be entitled, upon exercise of that option, to receive, in lieu of JP Foodservice Common Shares, the number and class or classes of stock or other securities or property to which the holder would have been entitled if, immediately prior to the merger, consolidation, liquidation, sale or other disposition, the holder had been the holder of record of a number of JP Foodservice Common Shares equal to the number of shares as to which that option may be exercised or (ii) if options have not already become exercisable, the Board may waive any limitations set forth in, or imposed pursuant to, the Stock Incentive Plan so that all options, from and after a date prior to the effective date of any such merger, consolidation, liquidation, sale or other disposition specified by the Board, will be exercisable in full.

  Upon the occurrence of an event constituting a "Change of Control" (as defined in the following paragraph) the following will occur: (i) any and all outstanding options and SARs will become immediately exercisable, (ii) the restricted period and restrictions imposed on the restricted stock will lapse, and the restricted stock will vest in the participant to the extent determined by the Compensation Committee, and (iii) any dividends and distributions paid with respect to the restricted stock which were escrowed during the restricted period and the earnings thereon will be paid to the participant.

  Under the Stock Incentive Plan, a "Change of Control" means (i) a person or group (other than JP Foodservice, any trustee or other fiduciary holding securities under an employee benefit plan of JP Foodservice or any corporation owned by the stockholders of JP Foodservice in substantially the same proportions as their ownership of voting stock of JP Foodservice) is or becomes (other than solely by reason of a repurchase of voting stock by JP Foodservice) the beneficial owner of voting stock of JP Foodservice representing 50% or more with or merges with or into another corporation or partnership or conveys, transfers or leases, in any transaction or series of transactions, all or substantially all of its assets to any corporation or partnership, or any corporation or partnership merges with or into JP Foodservice, in any event pursuant to a transaction in which the outstanding voting stock of JP Foodservice is reclassified or changed into or exchanged for cash, securities or other property (other than any transaction where the voting stock of JP Foodservice is changed into or exchanged for voting stock of the surviving corporation, and no person or group who did not beneficially own 50% or more of the total outstanding voting stock of JP Foodservice immediately prior to such transaction beneficially owns, immediately after such transaction, 50% or more of the total outstanding voting stock of the surviving corporation) or JP Foodservice is liquidated or dissolved or adopts a plan of liquidation or dissolution: or (ii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the stockholders of JP Foodservice was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

  Non-Transferability of Awards. Awards are not transferable by a participant during the participant's lifetime and may not be assigned, exchanged, pledged, transferred or otherwise encumbered or disposed of except pursuant to a qualified domestic relations order, by will or by the applicable laws of descent and distribution. Options and SARs are exercisable during the participant's lifetime only by the participant or the participant's guardian or legal representative.

  Amendment of the Stock Incentive Plan and Options. The JP Foodservice Board of Directors generally may amend the Stock Incentive Plan from time to time, except that, without the approval of the stockholders of JP Foodservice, no revision or amendment may (i) change the number of shares subject to the Stock Incentive Plan, (ii) change the designation of the class of employees eligible to receive options, (iii) decrease the price at which options may be granted or (iv) remove the administration of the Stock Incentive Plan from the Compensation Committee. The terms and conditions applicable to any award may thereafter be amended or modified by mutual agreement between JP Foodservice and the participant or such other persons as may then have an interest therein. Further, by mutual agreement between JP Foodservice and a participant, or under any other present or future plan of JP Foodservice, options or other awards may be granted to a participant in substitution and exchange for, and in cancellation of, any awards previously granted to the participant under the Stock Incentive Plan, or under any future plan of JP Foodservice.

FEDERAL INCOME TAX CONSEQUENCES

  Incentive Stock Options. A participant will not realize taxable income upon the grant of an incentive stock option. In addition, such a participant generally will not realize taxable income upon the exercise of an incentive stock option. However, the participant's alternative minimum taxable income will be increased by the amount that the fair market value of the option stock (generally determined as of the date of exercise) exceeds the option price of the option. Further, except in the case of the participant's death, if an option is exercised more than three months after the participant's termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules applicable to non-qualified stock options.

  If a participant sells the JP Foodservice Common Shares acquired upon exercise of an incentive stock option, the tax consequences of the sale (a "disposition") depend upon whether the disposition is qualifying or disqualifying. The disposition of the option stock is qualifying if it is made at least two years after the date the incentive stock option was granted and at least one year after the date the incentive stock option was exercised. If the disposition of the option stock is qualifying, any excess of the sale price of the option stock over the option price of the option will be treated as long-term capital gain taxable to the participant at the time of the sale. Any such capital gain will be taxed at a maximum rate of 28% if the option stock is held for more than one year but not more than 18 months and at a maximum rate of 20% if the option stock is held for more than 18 months. If the disposition is not qualifying (a "disqualifying disposition"), the excess of the fair market value of the option stock on the date the option was exercised over the option price will be compensation income taxable to the participant at the time of the disposition, and any excess of the sale price of the option stock over the fair market value of the option stock on the date the option was exercised will be taxed as capital gains.

  Unless a participant engages in a disqualifying disposition, JP Foodservice will not be entitled to a deduction with respect to an incentive stock option. If a participant engages in a disqualifying disposition, JP Foodservice will be entitled to a deduction equal to the amount of compensation income taxable to the participant.

  Non-Qualified Stock Options. A participant will not realize taxable income upon the grant of a non-qualified stock option. However, when the participant exercises the option, the difference between the option price of the option and the fair market value of the option stock on the date of exercise will constitute compensation income taxable to the participant. JP Foodservice will be entitled to a deduction equal to the amount of compensation income taxable to the participant, as long as JP Foodservice complies with applicable reporting requirements.

  Stock Appreciation Rights. The grant of SARs will not result in taxable income to the participant or a deduction to JP Foodservice. Upon exercise of a SAR, the participant will recognize ordinary income and JP Foodservice will have a corresponding deduction in an amount equal to the cash or the fair market value of the JP Foodservice Common Shares received by the participant. If a participant allows a SAR to expire, otherwise than as a result of exercise of the related option, the Internal Revenue Service may contend that the participant will have taxable income in the year of expiration equal to the amount of cash or the fair market value of the JP Foodservice Common Shares which the participant would have received if such participant had exercised the SAR immediately before it expired.

  Restricted Stock. A grantee of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the JP Foodservice Common Shares are subject to restrictions (that is, such restricted stock is nontransferable and subject to a substantial risk of forfeiture). If a grantee is subject to Section 16(b) of the Exchange Act (by reason of such grantee's status as a director, executive officer or greater than 10% stockholder of JP Foodservice) on the date of the award, the shares generally will be deemed to be subject to restrictions (in addition to the restrictions imposed by the award) for at least six months following the date of the award. However, the grantee may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse. JP Foodservice or one of its subsidiaries generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the grantee in the year the grantee is taxed on the income.

  The Stock Incentive Plan, as amended, contains the required provisions so that awards of options, restricted stock and SARs pursuant to the Stock Incentive Plan may qualify for the exception to Section 162(m) of the Code as performance-based compensation if the requirements of the exception are otherwise satisfied.

  Approval of the JP Foodservice Stock Incentive Plan Amendment will require the affirmative vote of holders of a majority of the JP Foodservice Common Shares present and entitled to vote at the JP Foodservice Annual Meeting.

  JP FOODSERVICE'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF JP FOODSERVICE VOTE "FOR" THE JP FOODSERVICE STOCK INCENTIVE PLAN AMENDMENT PROPOSAL.

JP FOODSERVICE DIRECTOR PLAN AMENDMENT PROPOSAL

  The stockholders of JP Foodservice are asked to consider and vote upon an amendment (the "JP Foodservice Director Plan Amendment") to the Director Plan to (i) increase the number of JP Foodservice Common Shares authorized for issuance under the Director Plan from 100,000 shares to 200,000 shares, (ii) increase the number of JP Foodservice Common Shares subject to annual option grants under the Director Plan from 1,000 shares to 2,000 shares and (iii) modify eligibility requirements for awards under the Director Plan. The Director Plan was originally adopted by JP Foodservice stockholders on November 15, 1994. At the JP Foodservice Annual Meeting of Stockholders in 1996, JP Foodservice stockholders approved an amendment to the Director Plan increasing the number of JP Foodservice Common Shares authorized for issuance under the Director Plan from 40,000 shares to 100,000 shares. On November 15, 1996, the JP Foodservice Board of Directors authorized, subject to stockholder approval at the JP Foodservice Annual Meeting, an increase from 1,000 to 2,000 in the number of JP Foodservice Common Shares subject to annual option grants. On September 24, 1997, the JP Foodservice Board of Directors approved an increase in the number of JP Foodservice Common Shares authorized for issuance under the Director Plan from 100,000 shares to 200,000 shares and approved the modification to the eligibility requirements for awards under the Director Plan described below. If approved by the stockholders at the JP Foodservice Annual Meeting, the JP Foodservice Director Plan Amendment will become effective as of the date of such approval.

 Increase in Authorized Shares and Option Grants

  The JP Foodservice Board of Directors has concluded that the total number of shares remaining available for issuance under the Director Plan is not sufficient for the continued long-term operation of the Director Plan. At September 27, 1997, there were 40,000 JP Foodservice Common Shares reserved for issuance pursuant to outstanding options under the Director Plan and 55,750 JP Foodservice Common Shares available for issuance under the Director Plan. The JP Foodservice Board of Directors believes that an important element of director compensation is equity-based incentive compensation. Such compensation advances the interest of JP Foodservice by encouraging, and providing for, the acquisition of equity interests in JP Foodservice by outside directors, thereby providing outside directors with a substantial motivation to enhance stockholder value by aligning their interests with those of the stockholders. In order to provide JP Foodservice with the ability to continue utilizing equity-based incentive compensation under the Director Plan, the JP Foodservice Board of Directors has proposed amendments to the Director Plan increasing both the number of authorized shares and the amount of annual option grants, subject to stockholder approval.

 Modification of Eligibility Requirements

  The JP Foodservice Board of Directors requests stockholder approval of an amendment to the eligibility requirements of the Director Plan which will provide that (i) the four current incumbent directors of Rykoff-Sexton, other than Mr. Van Stekelenburg, who will serve as directors of JP Foodservice pursuant to the Merger Agreement (the "Rykoff-Sexton Director Designees") will be eligible for a reduced initial option grant under the Director Plan and
(ii) the two individuals designated by MLCP who will serve as directors of JP Foodservice pursuant to the Merger Agreement (the "MLCP Director Designees") will not be eligible to participate in the Director Plan. See "Management of JP Foodservice After the Merger--Directors." Under the Director Plan as currently in effect, each director of JP Foodservice who is not an employee of JP Foodservice is an "Outside Director" eligible to participate in the Director Plan. Each Outside Director receives an initial option grant to purchase 5,000 JP Foodservice Common Shares and an annual grant, subject to approval of the JP Foodservice Director Plan Amendment, to purchase 2,000 JP Foodservice Common Shares. If JP stockholders approve the JP Foodservice Director Plan Amendment, the Rykoff-Sexton Director Designees would be eligible to receive an initial option grant for 775 JP Foodservice Common Shares and annual option grants on the same basis as the other Outside Directors and the MLCP Director Designees would not be eligible to receive any option grants under the Director Plan. The proposed initial option grant for 775 shares to the Rykoff-Sexton Director Designees was computed by multiplying
(a) the annual option grant of 1,000 Rykoff-Sexton Common Shares to which such individuals currently are entitled under the Rykoff-Sexton, Inc. 1993 Director Stock Option Plan by (b) the Exchange Ratio.

 Summary of Material Provisions of the Director Plan

  The following is a summary of the material provisions of the Director Plan, as proposed to be amended by the JP Foodservice Director Plan Amendment. A copy of the Director Plan, as proposed to be so amended, has been filed as an exhibit to the Registration Statement of which this Joint Proxy
Statement/Prospectus forms a part.

  Authorized Shares. If JP Foodservice stockholders approve the JP Foodservice Director Plan Amendment, the Director Plan will be amended to authorize 100,000 additional JP Foodservice Common Shares for issuance under the Director Plan. These shares are in addition to the 100,000 JP Foodservice Common Shares currently authorized for issuance or subject to issuance upon exercise of outstanding options under the Director Plan.

  Eligibility. No director of JP Foodservice who is an employee of JP Foodservice is eligible to participate in the Director Plan. Except as set forth in the following sentence, each other director of JP Foodservice is an "Outside Director" eligible to participate in the Director Plan. If JP Foodservice stockholders approve the JP Foodservice Director Plan Amendment, the Rykoff-Sexton Director Designees will be eligible for a reduced initial option grant and annual option grants on the same basis as the other Outside Directors and the MLCP Director Designees will not be eligible to participate in the Director Plan. As of September 27, 1997, JP Foodservice had five Outside Directors, each of whom has received option grants in accordance with the Director Plan. JP Foodservice also has made option grants to two former Outside Directors. The following table sets forth information regarding awards under the Director Plan granted through September 27, 1997.

                      OPTION GRANTS TO OUTSIDE DIRECTORS

                                                                        POTENTIAL REALIZABLE VALUE OF
                                    NUMBER OF                              ASSUMED ANNUAL RATES OF
                                   SECURITIES                             STOCK PRICE APPRECIATION
                                   UNDERLYING     EXERCISE                   FOR OPTION TERM(4)
                          OPTION     OPTIONS       PRICE     EXPIRATION ------------------------------
          NAME             DATE   GRANTED(#)(1) ($/SHARE)(2)  DATE(3)         5%            10%
          ----           -------- ------------- ------------ ---------- -------------- ---------------
Michael J. Drabb........ 11/22/94     5,000        $11.00     11/22/04  $       34,589 $       87,656
                         11/22/95     1,000        $15.75     11/22/05           9,905         25,101
                         11/22/96     2,000        $21.75     11/22/06          27,357         69,328
                                      -----                             -------------- --------------
                                      8,000                             $       71,851 $      182,085
                                      =====                             ============== ==============
Eric E. Glass...........  2/22/96     5,000        $19.25      2/22/06  $       60,531 $      153,398
                          2/22/97     2,000        $27.75      2/22/07          34,904         88,453
                                      -----                             -------------- --------------
                                      7,000                             $       95,435 $      241,851
                                      =====                             ============== ==============
Paul I. Latta, Jr.......   9/3/96     5,000        $23.75       9/3/06  $       74,681 $      189,257
                           9/3/97     2,000        $30.56       9/3/07          38,438         97,410
                                      -----                             -------------- --------------
                                      7,000                             $      113,119 $      286,667
                                      =====                             ============== ==============
Jeffrey D. Serkes....... 11/15/96     5,000        $22.25     11/15/06  $       69,965 $      177,304
Dean R. Silverman.......   9/3/96     5,000        $23.75       9/3/06  $       74,681 $      189,257
                           9/3/97     2,000        $30.56       9/3/07          38,438         97,410
                                      -----                             -------------- --------------
                                      7,000                             $      113,119 $      286,667
                                      =====                             ============== ==============
George A. Midwood....... 11/22/94     5,000        $11.00     11/22/04  $       34,589 $       87,656
                         11/22/95     1,000        $15.75     11/22/05           9,905         25,101
                                      -----                             -------------- --------------
                                      6,000                             $       44,494 $      112,757
                                      =====                             ============== ==============
David M. Abramson(5).... 11/22/94     5,000        $11.00     11/22/04  $       34,589 $       87,656
                         11/22/95     1,000        $15.75     11/22/05           9,905         25,101
                                      -----                             -------------- --------------
                                      6,000                             $       44,494 $      112,757
                                      =====                             ============== ==============

--------

(1) One fourth of each option granted vested on the option grant date and one fourth of each such option vests on each of the first, second and third anniversary dates of the option grant date. Upon a change in control of JP Foodservice, all previously unvested options will vest and become immediately exercisable. The Merger does not constitute a change of control of JP Foodservice under such options.
(2) The exercise price may be paid in cash, in JP Foodservice Common Shares valued at fair market value on the exercise date, or in a combination of cash and shares.
(3) The term of each option may not exceed ten years.
(4) The hypothetical potential appreciation shown in these columns reflects the required calculation at annual assumed appreciation rates of 5% and 10%, as set by the SEC, and therefore is not intended to represent either historical appreciation or anticipated future appreciation of the JP Foodservice Common Shares.
(5) Reflects grants to Mr. Abramson under the Director Plan during his tenure as an outside director, and prior to his employment by the Company.

 Neither the options nor anything contained in the Director Plan confers upon any Outside Director any right to continue as a director of JP Foodservice. Further, the Director Plan does not limit in any way the ability of the JP Foodservice Board of Directors or the JP Foodservice stockholders to terminate the service of any Outside Director on the JP Foodservice Board at any time.

  Option Grants. Each Outside Director receives an option grant to purchase 5,000 JP Foodservice Common Shares upon election to the Board of Directors. In addition, each eligible Outside Director who receives an initial grant under the Director Plan receives an option grant to purchase additional JP Foodservice Common Shares on each anniversary of the initial grant. Through November 15, 1996, each annual option grant was for 1,000 JP Foodservice Common Shares. On November 15, 1996, the JP Foodservice Board authorized, subject to stockholder approval of the JP Foodservice Director Plan Amendment, an increase from 1,000 to 2,000 in the number of JP Foodservice Common Shares subject to annual option grants. As of the date of this Joint Proxy Statement/Prospectus, annual option grants for 2,000 JP Foodservice Common Shares have been awarded to each of four Outside Directors, subject to stockholder approval. If JP Foodservice stockholders approve the JP Foodservice Director Plan Amendment, the Rykoff-Sexton Director Designees will be eligible to receive an initial option grant for 775 JP Foodservice Common Shares and annual option grants on the same basis as the other Outside Directors.

  If shares subject to an option under the Director Plan cease to be subject to such option, or if shares under the Director Plan are forfeited, or otherwise terminate without a payment being made to the Outside Director in the form of JP Foodservice Common Shares, such shares will again be available for option grants pursuant to the terms of the Director Plan.

  Administration. The Director Plan is administered by the JP Foodservice Board of Directors. However, the JP Foodservice Board of Directors has no discretion to determine which Outside Directors will receive options, to set the number of shares subject to option awards or to set the exercise price for an option.

  Option Price. The option price for each option granted under the Director Plan is determined as of the date of grant. The purchase price of each JP Foodservice Common Share covered by an option (the "Option Price") is equal to the Fair Market Value (as defined herein) of one JP Foodservice Common Share on the date the option is granted (the "Option Grant Date"). In no event will the Option Price be less than the par value of the JP Foodservice Common Shares.

  For options granted in conjunction with JP Foodservice's initial public offering of Common Shares, the Fair Market Value was $11.00 per JP Foodservice Common Share. The JP Foodservice Common Shares currently are listed on the NYSE. For as long as the JP Foodservice Common Shares are listed on the NYSE, the Fair Market Value will be the opening price of the JP Foodservice Common Shares as reported by the NYSE on the Option Grant Date. If there is no closing price reported on the Option Grant Date, the Fair Market Value will be deemed equal to the closing price as reported by the NYSE for the last preceding date on which sales of JP Foodservice Common Shares were reported. In the event the JP Foodservice Common Shares are listed in the future on another established stock exchange or exchanges, the Fair Market Value will be the closing price of the JP Foodservice Common Shares on the exchange that trades the largest volume of JP Foodservice Common Shares on the Option Grant Date.

  An Outside Director may pay the Option Price (i) in cash, (ii) by the surrender of JP Foodservice Common Shares owned by the Outside Director exercising the option and having a fair market value on the date of exercise equal to the aggregate Option Price or (iii) any combination thereof. JP Foodservice Common Shares that are surrendered in payment of the Option Price will be valued at their Fair Market Value on the date of exercise.

  Vesting. Options are exercisable only to the extent they are vested. Except as discussed below, one-fourth of each option granted vests on the Option Grant Date and an additional one-fourth of such option vests on each of the first, second and third anniversary dates of the Option Grant Date, provided that the optionee is an Outside Director on such date.

  Term and Limitations on Exercise. Options may be exercised during their term by an Outside Director, in whole or in part, by giving timely written notice to JP Foodservice, but only with respect to whole JP Foodservice Common Shares. The term of any option granted under the Director Plan will be ten years from the Option Grant Date. No option may be exercised after the expiration of its term.

  No option may be exercised during the first six months after the option grant date, unless the Outside Director dies or becomes disabled before the expiration of such six-month period.

  If an Outside Director ceases to be an Outside Director after attaining age 65 or as a result of such Outside Director's death or disability, all outstanding options granted to such Outside Director will vest and the Outside

Director (or such Outside Director's estate, in the event of death) may exercise the Outside Director's outstanding options at any time (i) during the two-year period beginning on the date on which the Outside Director ceases to be an Outside Director or, if earlier, (ii) until the date on which such outstanding options expire according to their terms.

  If an Outside Director ceases to act as such for any reason other than the reasons described in the preceding paragraph, the Outside Director may exercise such Outside Director's outstanding options to the extent vested at any time (i) during the three-month period beginning on the date on which the Outside Director ceases to act as such or, if earlier, (ii) until the date on which such outstanding options expire according to their terms.

  If an Outside Director dies after ceasing to act as such, but within the time period during which the Outside Director's outstanding options are still exercisable, the Outside Director's outstanding options may be exercised by such Outside Director's legatees or distributees or the personal representative of such Outside Director's estate. Such outstanding vested options may be exercised at any time (i) during the two-year period beginning on the date on which the Outside Director ceases to act as such or, if earlier, (ii) until the date on which such outstanding options expire according to their terms.

  An option granted under the Director Plan is not exercisable more than ten years from the Option Grant Date, and no option may be granted under the Director Plan on or after November 4, 2004.

  Non-Transferability of Options. Options, by their terms, are not transferable by an Outside Director during such Outside Director's lifetime, and may not be assigned, exchanged, pledged, transferred or otherwise encumbered or disposed of except pursuant to a qualified domestic relations order, by will or by the applicable laws of descent and distribution. Under the Director Plan, options are exercisable during the Outside Director's lifetime only by the Outside Director or such Outside Director's guardian or legal representative.

  Corporate Changes; Change of Control. Appropriate adjustments will be made to the Option Price and the number of shares subject to options under the Director Plan if there are any changes in the JP Foodservice Common Shares by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, mergers or consolidations.

  In the event of a Change of Control, all options that have been outstanding under the Director Plan for at least six months will automatically become 100% vested and exercisable. Under the Director Plan, a "Change of Control" will occur if (i) a person or group (other than JP Foodservice, any trustee or other fiduciary holding securities under an employee benefit plan of JP Foodservice or any corporation owned by the stockholders of JP Foodservice in substantially the same proportions as their ownership of voting stock of JP Foodservice) is or becomes (other than solely by reason of a repurchase of JP Foodservice Common Shares by JP Foodservice) the beneficial owner of voting stock of JP Foodservice representing 50% or more of the combined voting power of JP Foodservice's then-outstanding voting stock; (ii) JP Foodservice consolidates with or merges with or into another corporation or partnership or conveys, transfers or leases, in any transaction or series of transactions, all or substantially all of its assets to any corporation or partnership, or any corporation or partnership merges with or into JP Foodservice, in any event pursuant to a transaction in which the outstanding voting stock of JP Foodservice is reclassified or changed into or exchanged for cash, securities or other property (other than any transaction where the voting stock of JP Foodservice is changed into or exchanged for voting stock of the surviving corporation, and no person or group who did not beneficially own more than 50% of the total outstanding voting stock of JP Foodservice immediately prior to such transaction beneficially owns, immediately after such transaction, more than 50% of the total outstanding voting stock of the surviving corporation) or JP Foodservice is liquidated or dissolved or adopts a plan of liquidation or dissolution; or (iii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the stockholders of JP Foodservice was approved by a vote of 66 2/3% of the directors then in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

  Amendments. The Director Plan may be amended by the JP Foodservice Board of Directors, except that the JP Foodservice Board may not, without the approval of the JP Foodservice stockholders, (i) extend the term of the Director Plan,
(ii) materially modify the eligibility requirements to receive options under the Director Plan, (iii) increase the number of JP Foodservice Common Shares which may be issued pursuant to the exercise of options granted under the Director Plan, (iv) change the minimum purchase price or (v) materially increase the benefits accruing to optionees under the Director Plan.

  Federal Income Tax Aspects. With respect to the options granted pursuant to the Director Plan: (i) no income is realized by the Outside Director at the time the option is granted; (ii) generally upon exercise of the option, the Outside Director realizes ordinary income in an amount equal to the difference between the option price paid for the JP Foodservice Common Shares and the fair market value of the shares on the date of exercise, and JP Foodservice will be entitled to a tax deduction of the same amount; and (iii) at disposition, any appreciation (or depreciation) after date of exercise is treated as either short-term or long-term capital gain or loss, depending upon the length of time that the Outside Director has held the shares.

  It is not possible to determine the dollar value of benefits to which any individuals would be entitled during fiscal 1998 pursuant to the Director Plan. Because only Outside Directors will be entitled to receive options under the Director Plan, no executive officers named in the Summary Compensation Table, or other executive officers, officers or employees, will be entitled to receive options under the Director Plan. The group of Outside Directors, which during fiscal 1998 will consist of nine persons (assuming the election of all nominees at the JP Foodservice Annual Meeting and consummation of the Merger), would receive options covering an aggregate of 13,100 JP Foodservice Common Shares in fiscal 1998.

  Approval of the JP Foodservice Director Plan Amendment will require the affirmative vote of holders of a majority of the JP Foodservice Common Shares present and entitled to vote at the JP Foodservice Annual Meeting.

  JP FOODSERVICE'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF JP FOODSERVICE VOTE "FOR" THE JP FOODSERVICE DIRECTOR PLAN AMENDMENT PROPOSAL.

INDEPENDENT ACCOUNTANTS

  KPMG Peat Marwick LLP ("KPMG Peat Marwick") has acted as JP Foodservice's independent accountants for JP Foodservice's 1997 fiscal year. Representatives of KPMG Peat Marwick are expected to be present at the JP Foodservice Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate questions.

  On January 2, 1997, JP Foodservice terminated its engagement of Price Waterhouse LLP ("Price Waterhouse") as its independent accountants and engaged KPMG Peat Marwick as its new independent accountants. The Audit Committee of the JP Foodservice Board of Directors participated in and approved the decision to change JP Foodservice's independent accountants. The reports of Price Waterhouse on JP Foodservice's financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audits of JP Foodservice for the two most recent fiscal years and through January 2, 1997, there have been no disagreements between JP Foodservice and Price Waterhouse on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse would have caused them to make reference thereto in their report on the financial statements for such years. During the two most recent fiscal years and through January 2, 1997, there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v) under the Securities Act.

  During the two most recent fiscal years and through January 2, 1997, JP Foodservice did not consult with KPMG Peat Marwick on items which (i) were or should have been subject to Statement of Auditing Standards No. 50 or (ii) concerned the subject matter of a disagreement or reportable event with JP Foodservice's former independent accountants, as described in Regulation S-K
Item 304(a)(2) under the Securities Act.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires JP Foodservice's directors and executive officers and persons who own more than 10% of a registered class of JP Foodservice's equity securities to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of JP Foodservice Common Shares and other equity securities of JP Foodservice. In addition, under Section 16(a), trusts for which a reporting person is a trustee and a beneficiary (or for which a member of his immediate family is a beneficiary) may have a separate reporting obligation with regard to ownership of JP Foodservice Common Shares and other equity securities of JP Foodservice. Such reporting persons are required by rules of the SEC to furnish JP Foodservice with copies of all Section 16(a) reports they file. Based solely upon a review of Section 16(a) reports furnished to JP Foodservice for fiscal 1997 or written representations that no other reports were required, JP Foodservice believes that the foregoing reporting persons complied with all filing requirements for fiscal 1997.

STOCKHOLDER PROPOSALS FOR 1998 JP FOODSERVICE ANNUAL MEETING

  Pursuant to rules of the SEC, in order for stockholder proposals to be presented at the JP Foodservice Annual Meeting of Stockholders in 1998, such proposals must be received by the Secretary of JP Foodservice at JP
Foodservice's principal office in Columbia, Maryland no later than      ,
1997. In addition, JP Foodservice's Restated Certificate of Incorporation requires that notice of proposals by stockholders to be brought before any JP Foodservice annual meeting must be delivered to JP Foodservice not less than 90 days prior to the date of the meeting if such meeting is to be held on or after the anniversary of the previous year's JP Foodservice annual meeting (or not less than 60 days, if the meeting is to be held on a day which is within 30 days preceding the anniversary of the previous year's JP Foodservice annual meeting, or, with respect to any other JP Foodservice annual meeting, on or before the 15th day following the date of public disclosure of the meeting date). The notice must set forth, as to each matter the stockholder proposes to bring before the JP Foodservice annual meeting, (i) a brief description of the business desired to be brought before the JP Foodservice annual meeting and the reasons for conducting such business at the JP Foodservice annual meeting, (ii) the name, age and business and residential addresses, as they appear on JP Foodservice's records, of the stockholder proposing such business, (iii) the class and number of shares of JP Foodservice which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. The submission by a stockholder of a proposal for inclusion in the proxy statement is subject to regulation by the SEC.

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                         DESCRIPTION OF JP FOODSERVICE

  JP Foodservice is a leading broadline distributor of food and related products to restaurants and other institutional foodservice establishments in the Mid-Atlantic, Midwestern and Northeastern regions of the United States and in Las Vegas, Nevada. JP Foodservice ranks as the nation's fifth largest broadline distributor based on pro forma 1996 calendar year net sales, including the results of its acquisitions of foodservice distribution businesses consummated in fiscal 1997.

  JP Foodservice markets and distributes over 30,000 national, private and signature brand items to over 34,000 foodservice customers, including restaurants, hotels, healthcare facilities, cafeterias and schools. This diverse customer base encompasses both independent (or "street") and multi-unit (or "chain") businesses, including Old Country Buffet, Perkins Family Restaurants, Subway, Eurest Dining Services, Ruby Tuesday and Pizzeria Uno. JP Foodservice also is a foodservice supplier to the United States Congress, Fenway Park and other prominent institutions. JP Foodservice's comprehensive product line includes canned and dry food products, fresh meats, poultry, seafood, frozen foods, fresh produce, dairy and other refrigerated products, paper products, cleaning supplies, light restaurant equipment and other supplies. This broad product line provides JP Foodservice customers with a single source to satisfy substantially all of their foodservice needs.

  JP Foodservice distributes its products out of its 15 full-service distribution centers located in Massachusetts, Connecticut, Pennsylvania, Maryland, Minnesota, Indiana, Illinois, Iowa, Nevada, Ohio, Virginia and Delaware. JP Foodservice extends this geographic coverage through remote distribution locations including, among others, facilities in Ohio, Maryland, Michigan, Vermont, Nevada and New Jersey.

  JP Foodservice has supplemented its internal expansion with an active program of strategic acquisitions to take advantage of growth opportunities from ongoing consolidation in the fragmented foodservice distribution industry. See "The Merger--Background of the Merger--Foodservice Industry Trends."

  At the end of fiscal 1997, JP Foodservice had approximately 3,700 full-time employees, of whom approximately 150 were employed in corporate and administration at JP Foodservice's corporate headquarters in Columbia, Maryland.

  Portions of JP Foodservice's business date back to the formation of Monarch Foods in 1853. In 1946, Monarch Foods was acquired by Consolidated Foods Corporation (now named Sara Lee Corporation) and in 1967 was merged with Pearce, Young, Angel ("PYA"), a Southeast institutional foodservice distributor. JP Foodservice began operations in July 1989 following a management-led leveraged acquisition of certain operations of PYA/Monarch, Inc., a wholly owned subsidiary of Sara Lee Corporation. In November 1994,
JP Foodservice completed its initial public offering of JP Foodservice Common Shares as part of a recapitalization.

  JP Foodservice was organized under the laws of the State of Delaware. JP Foodservice's principal executive offices are located at 9830 Patuxent Woods Drive, Columbia, Maryland 21046, and JP Foodservice's telephone number is
(410) 312-7100.

  Additional information concerning JP Foodservice's business is contained in the JP Foodservice Annual Report on Form 10-K under the captions "Business," "Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The JP Foodservice Annual Report on Form 10-K is incorporated by reference in this Joint Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference."

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

                         DESCRIPTION OF RYKOFF-SEXTON

  Established in 1911, Rykoff-Sexton is a leading distributor and manufacturer of high-quality foods and related non-food products and services for the foodservice industry throughout the United States. Rykoff-Sexton's products and services are sold wherever food is prepared and consumed away from home. Rykoff-Sexton distributes its product line of more than 40,000 items to restaurants, industrial cafeterias, health care facilities, schools and colleges, supermarket service delicatessen departments, lodging establishments and other segments of the travel and leisure markets. It also offers equipment and supplies and design and engineering services for all types of foodservice operations. Rykoff-Sexton's products consist of a broad line of private label and national branded food and foodservice equipment and supplies. Rykoff-Sexton's proprietary private label products accounted for approximately 33% of its net sales in the fiscal year ended June 28, 1997. Rykoff-Sexton develops and manufactures many of its private label products, and also manufactures other products for certain customers under the customers' own brand labels.

  Rykoff-Sexton's principal operations are conducted through the US Foodservice Distribution Division (the "Distribution Division"), Targeted Specialty Services, Inc. ("TSSI") and the Rykoff-Sexton Manufacturing Division (the "Manufacturing Division"). The Distribution Division is composed of 32 distribution centers that are largely located in major metropolitan areas throughout the United States. In fiscal 1997, sales of the Distribution Division (including products sold through this division by TSSI and the Manufacturing Division) generated approximately 97% of Rykoff-Sexton's net sales.

  TSSI provides restaurant design and engineering services for all types of foodservice operations through its contract/design offices. In addition, this division offers foodservice equipment and supplies as well as specialty and gourmet imported products and manages Rykoff-Sexton's consolidation and in-transit warehouses.

  The Manufacturing Division manufactures products primarily under Rykoff-Sexton's proprietary private labels and also manufactures products for other manufacturers, distributors, restaurant chains and other large users under their own brand labels at its three manufacturing plants. Approximately 90% of the Manufacturing Division's products are sold through the Distribution Division and the remainder are sold directly to customers.

  Effective May 17, 1996, Rykoff-Sexton consummated the acquisition of US Foodservice, a privately held broadline foodservice distribution company. Holders of US Foodservice common stock received approximately 12.9 million Rykoff-Sexton Common Shares in exchange for the outstanding shares of US Foodservice common stock. Options and warrants to acquire US Foodservice common stock were converted into options and warrants to acquire Rykoff-Sexton Common Shares on the same basis. In addition, Rykoff-Sexton repaid and refinanced all of the outstanding bank and subordinated debt of US Foodservice and purchased all of the outstanding shares of US Foodservice preferred stock. In connection with the US Foodservice Acquisition, Rykoff-Sexton changed its fiscal year to the Saturday closest to June 30 from the Saturday closest to April 30.

  Prior to its acquisition by Rykoff-Sexton, US Foodservice was a distributor of food and non-food products to the foodservice industry, serving more than 40,000 customers in over 30 states, primarily in the Southeastern, Southwestern and Mid-Atlantic regions. US Foodservice currently operates as a wholly-owned subsidiary of Rykoff-Sexton and its primary operations have been integrated with the Distribution Division and TSSI.

  Rykoff-Sexton, which was organized under the laws of the state of Delaware in 1961, is the successor to a business founded in 1911. Rykoff-Sexton's principal executive offices are located at 613 Baltimore Drive, East Mountain Corporate Center, Wilkes-Barre, Pennsylvania 18702, and Rykoff-Sexton's telephone number is (717) 831-7500.

  Additional information concerning Rykoff-Sexton's business is contained in the Rykoff-Sexton Annual Report on Form 10-K under the captions "Business," "Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Rykoff-Sexton Annual Report on Form 10-K is incorporated by reference in this Joint Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference."

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

                  DESCRIPTION OF JP FOODSERVICE CAPITAL STOCK

GENERAL

  JP Foodservice's authorized capital stock consists of 75,000,000 Common Shares, of which 22,606,308 shares were outstanding as of September 27, 1997, and 5,000,000 shares of preferred stock ("JP Foodservice Preferred Stock"), no shares of which were outstanding. If the JP Foodservice Charter Amendment is approved by JP Foodservice stockholders at the JP Foodservice Annual Meeting, JP Foodservice will be authorized to issue 150,000,000 JP Foodservice Common Shares. See "JP Foodservice Annual Meeting Proposals--JP Foodservice Charter Amendment Proposal." No series of JP Foodservice Preferred Stock has been designated other than 350,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the "JP Foodservice Series A Preferred Stock"). The following description is a summary of the material provisions of JP Foodservice's capital stock and is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation of JP Foodservice (the "JP Foodservice Charter"), its By-laws (the "JP Foodservice By-laws"), and the JP Foodservice Rights Agreement, copies of which have been filed as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part.

COMMON SHARES, RIGHTS AND SERIES A PREFERRED STOCK

  The following description of JP Foodservice Common Shares and certain associated rights should be read carefully by the holders of Rykoff-Sexton Common Shares, because, at the Effective Time, each issued and outstanding Rykoff-Sexton Common Share will be converted into the right to receive JP Foodservice Common Shares based on the Exchange Ratio as set forth in the Merger Agreement and described herein. See "Comparative Rights of JP Foodservice Stockholders and Rykoff-Sexton Stockholders."

 JP Foodservice Common Shares

  Subject to any prior rights of any holders of Rykoff-Sexton Preferred Stock then outstanding, holders of JP Foodservice Common Shares are entitled to such dividends as may be declared from time to time by the JP Foodservice Board of Directors out of funds legally available therefor. Each holder of JP Foodservice Common Shares is entitled to one vote for each share owned by such holder on all matters submitted to a vote of the stockholders of JP Foodservice. Such shares are not entitled to any cumulative voting rights. In the event of any liquidation, dissolution or winding up of JP Foodservice, holders of JP Foodservice Common Shares are entitled to share equally and ratably in any assets remaining after the payment of all debt and liabilities, subject to the prior rights, if any, of holders of JP Foodservice Preferred Stock. Holders of JP Foodservice Common Shares have no preemptive or other subscription or conversion rights. JP Foodservice Common Shares are not subject to redemption and the outstanding JP Foodservice Common Shares are, and the JP Foodservice Common Shares to be issued in connection with the Merger will be, fully paid and nonassessable.

 JP Foodservice Rights

  Under the Rights Agreement dated as of February 19, 1996, as amended, between JP Foodservice and The Bank of New York, as Rights Agent (the "JP Foodservice Rights Agreement"), each outstanding JP Foodservice Common Share has attached to it one preferred share purchase right (a "Right") initially represented by such JP Foodservice Common Share. Each JP Foodservice Common Share to be issued in connection with the Merger or pursuant to Assumed Options or Assumed Warrants will have one JP Foodservice Right attached to it. Each JP Foodservice Right entitles the registered holder of JP Foodservice Common Shares to purchase from JP Foodservice, upon the occurrence of certain events (which are more specifically described below under this caption), one one-hundredth of a share of JP Foodservice Series A Preferred Stock at a price of $95 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment, as described below under this caption. The description and terms of the JP Foodservice Rights are set forth in the JP Foodservice Rights Agreement.

  Until the Distribution Date (as defined below), JP Foodservice will not issue separate certificates evidencing the JP Foodservice Rights. Until such date, the JP Foodservice Rights will be evidenced, with respect to any

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

JP Foodservice Common Share certificate outstanding as of the Record Date, by such JP Foodservice Common Share certificate with a copy of a summary of the terms of the JP Foodservice Rights (the "Summary of JP Foodservice Rights") attached thereto. The JP Foodservice Rights will detach from the JP Foodservice Common Shares and a Distribution Date will occur upon the earlier of (i) subject to the exceptions described below, the 10th day following a public announcement that a person or group of affiliated or associated persons (a "group") has acquired beneficial ownership of 10% or more of the outstanding JP Foodservice Common Shares (any such person or group, subject to the exceptions described below, an "Acquiring Person"), or (ii) the 10th business day (or such later date as may be determined by action of the JP Foodservice Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement by any person or group of, or the first public announcement by any person or group of an intention to make, a tender offer or exchange offer that would result in (A) beneficial ownership by a group or person of 10% or more of the outstanding JP Foodservice Common Shares or (B) any person otherwise being deemed an Acquiring Person. Notwithstanding anything in the foregoing to the contrary, the term "Acquiring Person" does not include (x) JP Foodservice, any subsidiary of JP Foodservice, any employee benefit plan of JP Foodservice or any subsidiary of JP Foodservice, or any entity holding JP Foodservice Common Shares for or pursuant to the terms of such plan or (y) Rykoff-Sexton or any ML Entity, but only to the extent that Rykoff-Sexton or such ML Entity would, absent this provision, be deemed to be an Acquiring Person solely as the result of (i) the execution and delivery of the Merger Agreement, (ii) the execution and delivery of the Rykoff-Sexton Stock Option Agreement, (iii) the execution and delivery of the Support Agreement or (vi) the consummation of the transactions contemplated by the Merger Agreement and the agreements contemplated thereby, including, without limitation, the Merger. Further, references in this paragraph to beneficial ownership of 10% of the outstanding JP Foodservice Common Shares are to 15% of the outstanding JP Foodservice Common Shares with respect to any person who is eligible to report its beneficial ownership of (or who will or would be eligible upon acquisition of) equity securities of JP Foodservice (including JP Foodservice Common Shares) on Schedule 13G under the Exchange Act and, without limiting the foregoing, with respect to whom clause (i) of paragraph (b)(1) of Rule 13d-1 under the Exchange Act is true and correct.

  The JP Foodservice Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the JP Foodservice Rights), the JP Foodservice Rights will be transferred with and only with the JP Foodservice Common Shares. Until the Distribution Date (or earlier redemption or expiration of the JP Foodservice Rights), (i) new JP Foodservice Common Shares certificates issued after the Record Date upon transfer or new issuances of JP Foodservice Common Shares will contain a notation incorporating the JP Foodservice Rights Agreement by reference, and (ii) the surrender for transfer of any certificates for JP Foodservice Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of JP Foodservice Rights, also will constitute the transfer of the JP Foodservice Rights associated with the JP Foodservice Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the JP Foodservice Rights (the "JP Foodservice Right Certificates") will be mailed to holders of record of the JP Foodservice Common Shares as of the close of business on the Distribution Date, and such separate JP Foodservice Right Certificates alone will evidence the JP Foodservice Rights. Only JP Foodservice Common Shares issued prior to the Distribution Date will be issued with JP Foodservice Rights.

  The JP Foodservice Rights are not exercisable until the Distribution Date. The JP Foodservice Rights will expire on February 19, 2006, unless such expiration date is extended or unless the JP Foodservice Rights are earlier redeemed or exchanged by JP Foodservice, in each case as described below.

  The Purchase Price payable, and the number of shares of JP Foodservice Series A Preferred Stock or other securities or property issuable, upon exercise of the JP Foodservice Rights, as well as the number of JP Foodservice Rights outstanding, are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on, or a subdivision, recombination or reclassification of, shares of JP Foodservice Series A Preferred Stock, (ii) upon the grant to holders of the shares of JP Foodservice Series A Preferred Stock of certain rights, options or warrants to subscribe for shares of JP Foodservice Series A Preferred Stock or convertible

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

securities at less than the then-current per share market price of the shares of JP Foodservice Series A Preferred Stock or (iii) upon the distribution to holders of the shares of JP Foodservice Series A Preferred Stock of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in shares of JP Foodservice Series A Preferred Stock) or subscription rights or warrants (other than those referred to above).

  The number of outstanding JP Foodservice Rights and the number of one one-hundredths of a share of JP Foodservice Series A Preferred Stock issuable upon exercise of each JP Foodservice Right are also subject to adjustment in the event of a stock split of the JP Foodservice Common Shares or a stock dividend on the JP Foodservice Common Shares payable in JP Foodservice Common Shares or subdivisions, consolidations or combinations of the JP Foodservice Common Shares occurring, in any such case, prior to the Distribution Date.

  Shares of JP Foodservice Series A Preferred Stock purchasable upon exercise of the JP Foodservice Rights will not be redeemable. Each share of JP Foodservice Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per JP Foodservice Common Share. In the event of liquidation, the holders of the shares of JP Foodservice Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per JP Foodservice Common Share. Each share of JP Foodservice Series A Preferred Stock will have 100 votes, voting together with the JP Foodservice Common Shares. In the event of any merger, consolidation or other transaction in which JP Foodservice Common Shares are exchanged, each share of JP Foodservice Series A Preferred Stock will be entitled to receive 100 times the amount received per JP Foodservice Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the shares of JP Foodservice Series A Preferred Stock, the value of the one one-hundredth interest in a share of JP Foodservice Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one JP Foodservice Common Share.

  In the event that any person or group becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than JP Foodservice Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of the Right at the then-current exercise price thereof, in lieu of shares of JP Foodservice Series A Preferred Stock, that number of JP Foodservice Common Shares having a market value of two times the exercise price of the Right. In the event JP Foodservice does not have sufficient JP Foodservice Common Shares issued but not outstanding or authorized but unissued to permit the exercise in full of the JP Foodservice Rights, JP Foodservice will be required to take all such action as may be necessary to authorize additional JP Foodservice Common Shares for issuance upon exercise of the JP Foodservice Rights. If, after a good-faith effort, JP Foodservice is unable to take all such action, JP Foodservice will substitute, for each JP Foodservice Common Share that would otherwise be issuable upon exercise of a Right, a number of shares of JP Foodservice Series A Preferred Stock (or fraction thereof) with the same market value as such JP Foodservice Common Share.

  In the event that, after a person or group has become an Acquiring Person, JP Foodservice is acquired in a merger or other business combination transaction (excluding the Merger) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a JP Foodservice Right, other than JP Foodservice Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the JP Foodservice Right and in lieu of shares of JP Foodservice Series A Preferred Stock, that number of shares of common stock of the acquiring company (or its parent) which at the time of such transaction will have a market value of two times the exercise price of the JP Foodservice Right.

  The exercise price of a JP Foodservice Right at any date will be equal to the Purchase Price at such date multiplied by the number of one one-hundredths of a share of JP Foodservice Series A Preferred Stock for which a JP Foodservice Right is exercisable at such date.

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

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding JP Foodservice Common Shares, the Board of Directors of JP Foodservice may exchange the JP Foodservice Rights (other than JP Foodservice Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one JP Foodservice Common Share per JP Foodservice Right (subject to adjustment).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of JP Foodservice Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of JP Foodservice Series A Preferred Stock, which may, at the election of JP Foodservice, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of JP Foodservice Series A Preferred Stock on the last trading day prior to the date of exercise.

  JP Foodservice, pursuant to approval by its Board of Directors, may redeem the JP Foodservice Rights in whole, but not in part, at any time prior to such time as any person or group becomes an Acquiring Person, at a price of $.01 per Right. The redemption of the JP Foodservice Rights may be made effective at such time, on such basis and with such conditions as the JP Foodservice Board of Directors may establish in its sole discretion. Immediately upon the action of the JP Foodservice Board of Directors ordering redemption of the JP Foodservice Rights, the right to exercise the JP Foodservice Rights will terminate and the only right of the holders of the JP Foodservice Rights will be to receive the redemption price specified above.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of JP Foodservice, including, without limitation, the right to vote or to receive dividends. Although the distribution of the JP Foodservice Rights will not be taxable to stockholders or to JP Foodservice, stockholders may, depending upon the circumstances, recognize taxable income in the event that the JP Foodservice Rights become exercisable for JP Foodservice Common Shares (or other consideration) of JP Foodservice or for common stock of the acquiring company (or its parent) as set forth above.

  The JP Foodservice Rights Agreement may be amended or supplemented by JP Foodservice from time to time without the approval of any holders of JP Foodservice Right Certificates in order to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, or to make any other provisions with respect to the JP Foodservice Rights which JP Foodservice may deem necessary or desirable, provided that, from and after such time as any person or group becomes an Acquiring Person, the JP Foodservice Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of JP Foodservice Rights. The JP Foodservice Rights Agreement was amended in connection with execution of the Merger Agreement. See "The Merger--Amendment of Rights Plans."

PREFERRED STOCK

  Under the JP Foodservice Charter, the JP Foodservice Board of Directors has the authority, without further action by the JP Foodservice stockholders, to issue up to 5,000,000 shares of JP Foodservice Preferred Stock in one or more series and to fix the voting powers, designations, preferences and the relative participating optional or other special rights and qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. To date, the JP Foodservice Board of Directors has so fixed only the JP Foodservice Series A Preferred Stock. Because JP Foodservice's Board of Directors has the power to establish the preferences and rights of the shares of any additional series of JP Foodservice Preferred Stock, it may afford holders of any such JP Foodservice Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of holders of JP Foodservice Common Shares, which could adversely affect the holders of JP Foodservice Common Shares.

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

                                   WARRANTS

  Pursuant to the Merger Agreement, JP Foodservice will assume the obligations of Rykoff-Sexton under the Warrants. The Warrants evidence the right to acquire a total of 336,637 Rykoff-Sexton Common Shares as of September 27, 1997 for an aggregate purchase price of $3,496,000. The number of shares issuable upon exercise of the Warrants is subject to adjustment upon issuances of additional Rykoff-Sexton Common Shares for consideration, or grants of stock options with exercise prices that are, less than current market value (as determined under the terms of the Warrants). The number of shares issuable upon exercise of the Warrants is also subject to adjustment in the event of certain dividends and other distributions, issuances of convertible securities and stock splits, stock dividends and similar events.

  Under the terms of the Warrants, Rykoff-Sexton may not effect the Merger unless, prior to the consummation of the Merger, JP Foodservice has assumed the obligations of Rykoff-Sexton under the Warrants by a written instrument delivered to, and reasonably satisfactory to, the holders of at least a majority of the Rykoff-Sexton Common Shares issuable upon exercise of the outstanding Warrants, and has provided such holders with an opinion of counsel reasonably satisfactory to such holders to the effect that the Warrants will continue in full force and effect after the Merger. To satisfy this condition, it is anticipated that JP Foodservice will issue common stock purchase warrants of JP Foodservice (the "New Warrants") to the holders of the Warrants at the Effective Time in replacement of the Assumed Warrants. The terms of the New Warrants will be identical to the terms of the Warrants required to be assumed by JP Foodservice under the terms of the Merger Agreement, except for adjustments to the number of shares issuable to reflect the Exchange Ratio.

  Giving effect to the Merger and based on the number of shares issuable upon exercise of the Warrants as of September 27, 1997, the New Warrants will evidence the right to acquire 260,893 JP Foodservice Common Shares (representing less than 1% of the JP Foodservice Common Shares on a fully diluted basis). The number of JP Foodservice Common Shares for which the New Warrants will be exercisable is subject to adjustment in the event of certain issuances of JP Foodservice Common Shares without consideration or for consideration below market prices, stock dividends, stock splits, share combinations, recapitalizations and similarly dilutive events.

  Each New Warrant will be exercisable until the earlier of (i) September 30, 2005 or (ii) the registration (upon the demand of the holders of the New Warrants pursuant to the terms of the New Warrants) of all JP Foodservice Common Shares issuable upon the exercise of the New Warrant or the 30th day after notice to the holders of the New Warrants that, in the opinion of counsel for such holders, the transfer of the New Warrants or the underlying JP Foodservice Common Shares issuable upon the exercise thereof are no longer restricted under the Securities Act. The holders of New Warrants will not have any voting rights until, and to the extent that, the New Warrants are exercised for JP Foodservice Common Shares. The holders of the New Warrants will be entitled to certain "demand" and "piggyback" registration rights with respect to the JP Foodservice Common Shares issued or issuable upon exercise of the New Warrants.

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

                  DESCRIPTION OF RYKOFF-SEXTON CAPITAL STOCK

GENERAL

  Rykoff-Sexton's authorized capital stock consists of 40,000,000 Common Shares, of which 28,580,906 shares were outstanding as of September 27, 1997, and 10,000,000 shares of preferred stock, par value $.10 per share ("Rykoff-Sexton Preferred Stock"), no shares of which were outstanding. No series of Rykoff-Sexton Preferred Stock has been designated other than 125,000 shares of Series A Junior Participating Preferred Stock, par value $.10 per share (the "Series A Preferred Stock"). The following description is a summary of the material provisions of Rykoff-Sexton's capital stock and is qualified in its entirety by reference to the provisions of the Certificate of Incorporation of Rykoff-Sexton (the "Rykoff-Sexton Charter"), its By-laws (the "Rykoff-Sexton By-laws") and the Rykoff-Sexton Rights Agreement. See "Comparative Rights of JP Foodservice Stockholders and Rykoff-Sexton Stockholders."

COMMON SHARES, RIGHTS AND SERIES A PREFERRED STOCK

 Rykoff-Sexton Common Shares

  Subject to any prior rights of any Rykoff-Sexton Preferred Stock then outstanding, holders of Rykoff-Sexton Common Shares are entitled to such dividends as may be declared from time to time by the Rykoff-Sexton Board of Directors out of funds legally available therefor. Each holder of Rykoff-Sexton Common Shares is entitled to one vote for each share owned by such holder on all matters submitted to a vote of the stockholders of Rykoff-Sexton. Such shares are not entitled to any cumulative voting rights. In the event of any liquidation, dissolution or winding up of Rykoff-Sexton, holders of Rykoff-Sexton Common Shares are entitled to share equally and ratably in any assets remaining after the payment of all debt and liabilities, subject to the prior rights, if any, of holders of Rykoff-Sexton Preferred Stock. Holders of Rykoff-Sexton Common Shares have no preemptive or other subscription or conversion rights. Rykoff-Sexton Common Shares are not subject to redemption and the outstanding Rykoff-Sexton Common Shares are fully paid and nonassessable.

 Rykoff-Sexton Rights

  Rykoff-Sexton entered into a Rights Agreement (the "Initial Rykoff-Sexton Rights Agreement"), with Bank of America National Trust & Savings Association, as original rights agent (the "Original Rykoff-Sexton Rights Agent"), dated as of December 8, 1996, as amended by the Amendment to Rights Agreement, dated as of October 5, 1989, the Second Amendment to Rights Agreement, dated as of December 4, 1995, the Third Amendment to the Rights Agreement, dated as of January 31, 1996, and the Amended and Restated Rights Agreement (the "Current Rykoff-Sexton Rights Agreement"), dated as of May 15, 1996. On June 30, 1997, Rykoff-Sexton executed and delivered the Amendment (the "Rykoff-Sexton Rights Plan Amendment") to the Current Rykoff-Sexton Rights Agreement (as amended by the Amendment, the "Rykoff-Sexton Rights Agreement"), with Chase Mellon Shareholder Services, L.L.C., as rights agent (the "Rykoff-Sexton Rights Agent"), as successor to Chemical Bank, which was the successor to Chemical Trust Company of California, which was the successor to the Original Rykoff-Sexton Rights Agent.

  Under the Rykoff-Sexton Rights Agreement, each outstanding Rykoff-Sexton Common Share is accompanied by 0.64 preferred share purchase rights (each, a "Rykoff-Sexton Right"). Except as described below, each Rykoff-Sexton Right entitles the registered holder to purchase from Rykoff-Sexton a unit (a "Unit") consisting of one two-hundredths of a share of Series A Preferred Stock at a purchase price of $100 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rykoff-Sexton Rights are set forth in the Rykoff-Sexton Rights Agreement.

  The Rykoff-Sexton Rights attach implicitly to all Rykoff-Sexton Common Share certificates outstanding. No separate Rykoff-Sexton Right certificates have been distributed. A "Distribution Date" for the Rykoff-Sexton Rights occurs upon the earlier of (i) 10 days after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the then outstanding Rykoff-

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Sexton Common Shares (an "Acquiring Person"), excluding (a) Rykoff-Sexton, (b)
any subsidiary of Rykoff-Sexton, (c) any employee benefit plan of Rykoff-Sexton or of any subsidiary of Rykoff-Sexton, (d) any entity organized, appointed or established by Rykoff-Sexton for or pursuant to the terms of any such plan, (e) the ML Entities if the ML Entities shall have executed a written agreement with Rykoff-Sexton (approved by the Rykoff-Sexton Board of Directors) on or prior to the date on which the ML Entities (together with its affiliates) became the beneficial owner of 15% or more of the Rykoff-Sexton Common Shares then outstanding, which agreement imposes one or more limitations on the ML Entities' beneficial ownership of Rykoff-Sexton Common Shares and if, and so long as, such written agreement (a "Written Agreement") (or any amendment thereto approved by at least a majority of the members of the Rykoff-Sexton Board of Directors who are not affiliates or associates of an ML Entity or representatives or nominees of an ML Entity or any such affiliate or associate (the "ML Entity Directors")) continues to be in effect and bind the ML Entities and the ML Entities are in compliance (as determined by the Rykoff-Sexton Board of Directors in its discretion by at least a majority of the members who are not ML Entity Directors) with the terms of such Written Agreement (including any such amendment), provided that no amendment of any such Written Agreement shall cure any prior breach of such Written Agreement or any amendment thereto, (f) JP Foodservice or any of its affiliates or associates solely as a result of the execution and delivery of the Merger Agreement, the JP Foodservice Stock Option Agreement, the Rykoff-Sexton Stock Option Agreement and the Support Agreement (collectively, the "Transaction Agreements"), or (g) JP Foodservice or any of its affiliates or associates as a result of their being or becoming not more than a 2% beneficial owner of the then outstanding Rykoff-Sexton Common Shares (in addition to the Rykoff-Sexton Common Shares that JP Foodservice has become the beneficial owner of as a result of its execution and delivery of the Transaction Agreements) (excluding, however, for purposes of determining whether such 2% limitation has been exceeded, Rykoff-Sexton Common Shares that JP Foodservice would be deemed the beneficial owner of because any JPFI
Benefit Plan (as that term is defined in the Merger Agreement) is the beneficial owner of such Rykoff-Sexton Common Shares as of the date of the Rykoff-Sexton Rights Plan Amendment), or (ii) 10 days following the commencement of (or first public announcement of the intent to commence) a tender offer or exchange offer if, upon consummation thereof, the person or persons proposing such offer would be the beneficial owner of 30% or more of the outstanding Rykoff-Sexton Common Shares. The Standstill Agreement qualifies as a Written Agreement that excludes the ML Entities from being an Acquiring Person, so long as the conditions described above are satisfied.

  Until the Distribution Date, the Rykoff-Sexton Rights are transferred with and only with Rykoff-Sexton Common Share certificates. Until the Distribution Date (or earlier redemption or expiration of the Rykoff-Sexton Rights), certificates for Rykoff-Sexton Common Shares issued since December 18, 1986 (the record date for the initial distribution of Rykoff-Sexton Rights under the Initial Rykoff-Sexton Rights Agreement) upon transfer or new issuance of Rykoff-Sexton Common Shares contain a notation incorporating the Initial Rykoff-Sexton Rights Agreement by reference except that after the adoption of the Rykoff-Sexton Rights Agreement, such notation incorporates the Rykoff-Sexton Rights Agreement. Until the Distribution Date, the surrender for transfer of any certificates for Rykoff-Sexton Common Shares also constitutes the transfer of the Rykoff-Sexton Rights associated with the Rykoff-Sexton Common Shares represented by such certificate.

  The Rykoff-Sexton Rights are not exercisable until the Distribution Date. Under the Rykoff-Sexton Rights Agreement, the Rykoff-Sexton Rights expire on the earlier of (i) May 15, 2006, or (ii) immediately prior to the effective time of the Merger, unless earlier redeemed by Rykoff-Sexton at any time prior to 5:00 P.M., Chicago time, on the close of business on the thirtieth day following the date of the public announcement that an Acquiring Person has become such.

  As soon as practicable following the Distribution Date, separate certificates evidencing the Rykoff-Sexton Rights ("Rykoff-Sexton Right Certificates") will be mailed to holders of record of Rykoff-Sexton Common Shares as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rykoff-Sexton Right Certificates alone will evidence the Rykoff-Sexton Rights.

  In the event that, at any time following the Distribution Date, (i) Rykoff-Sexton is the surviving corporation in a merger with an Acquiring Person and Rykoff-Sexton Common Shares are not changed or exchanged, (ii) any

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person becomes the beneficial owner of 15% or more of the then outstanding
Rykoff-Sexton Common Shares (excluding any event occurring as a result of the execution, delivery and performance of the Transaction Agreements), unless the event causing the 15% threshold to be crossed is (a) an acquisition of Rykoff-Sexton Common Shares by the ML Entities, if the ML Entities shall have executed a Written Agreement and if, and so long as, such Written Agreement (or any amendments thereto approved by at least a majority of the members of the Rykoff-Sexton Board of Directors who are not ML Entity Directors) continues to be in effect and bind the ML Entities and the ML Entities are in compliance (as determined by the Rykoff-Sexton Board of Directors in its discretion by at least a majority of the members who are not ML Entity Directors) with the terms of such Written Agreement (including any such amendment), provided that no amendment of any such Written Agreement shall cure any prior breach of such Written Agreement or any amendment thereto, (b) a transaction in which the holders of Rykoff-Sexton Rights have the right to receive common stock of the acquiring entity, as described below, or (c) an acquisition of Rykoff-Sexton Common Shares pursuant to a tender offer or exchange offer of all outstanding Rykoff-Sexton Common Shares at a price and on terms determined by a majority of "disinterested" members of the Rykoff-Sexton Board of Directors to be fair and otherwise in the best interests of Rykoff-Sexton and its stockholders, or (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rykoff-Sexton Rights Agreement (each a "Flip-In Event"), then each holder of a Rykoff-Sexton Right would thereafter have the right to receive upon exercise thereof at the then current Purchase Price of the Rykoff-Sexton Right, Rykoff-Sexton Common Shares (or, in certain circumstances, a combination of cash, other property, Rykoff-Sexton Common Shares or other securities) that have a value of two times the Purchase Price of the Rykoff-Sexton Right. As noted above, the Standstill Agreement qualifies as a Written Agreement that excludes the acquisition of Rykoff-Sexton Common Shares by the ML Entities from being a triggering event under the foregoing provisions, so long as the conditions described above are satisfied. In the event that, at any time following the Distribution Date, Rykoff-Sexton is acquired in a merger (excluding the Merger) or other business combination transaction or 50% or more of its assets or earning power are sold, provision would be made so that each holder of a Rykoff-Sexton Right would thereafter have the right to receive, upon the exercise of a Rykoff-Sexton Right at the then current Purchase Price of the Rykoff-Sexton Right, common stock of the acquiring entity that has a value of two times the Purchase Price of the Rykoff-Sexton Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described above in this paragraph, any Rykoff-Sexton Rights that are or were beneficially owned by an Acquiring Person or affiliates or associates of an Acquiring Person would be null and void.

  The Purchase Price payable and the number of Units of Series A Preferred Stock or other securities or property issuable upon exercise of the Rykoff-Sexton Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Purchase Price is required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

  At any time until 30 days following the public announcement that a person or group of affiliated or associated persons (excluding any transaction occurring pursuant to the Transaction Agreements) has acquired beneficial ownership of 15% or more of the outstanding Rykoff-Sexton Common Shares, Rykoff-Sexton can redeem the Rykoff-Sexton Rights in whole, but not in part, at a price of $.01 per Rykoff-Sexton Right (the "Redemption Price"). The Rykoff-Sexton Board of Directors can from time to time, in its discretion, extend the period of redemption. Immediately upon action of the Rykoff-Sexton Board of Directors ordering redemption of the Rykoff-Sexton Rights, the Rykoff-Sexton Rights terminate and the only right of the holders of Rykoff-Sexton Rights is to receive the Redemption Price.


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

  Until a Rykoff-Sexton Right is exercised, the holder thereof has no rights as a stockholder of Rykoff-Sexton (other than those as an existing stockholder), including, without limitation, the right to vote or to receive dividends.

  The Series A Preferred Stock purchasable upon exercise of the Rykoff-Sexton Rights is nonredeemable and is subordinate to any other series of Rykoff-Sexton Preferred Stock that may be issued in the future unless such series is specifically stated to be junior. Each whole share of Series A Preferred Stock has a minimum preferential quarterly dividend of either $20 per share or 200 times the dividend per share declared on Rykoff-Sexton Common Shares, whichever is greater. In the event of liquidation, the holders of Series A Preferred Stock receive a preferred liquidation payment of either $200 per share or 200 times the payment made per Rykoff-Sexton Common Shares, whichever is greater. Each whole share of Preferred Stock has 200 votes, voting together with the Rykoff-Sexton Common Shares. In the event of any merger (excluding the Merger), consolidation or other transaction in which Rykoff-Sexton Common Shares are exchanged, each share of Series A Preferred Stock would be entitled to receive 200 times the amount received per Rykoff-Sexton Common Share. The rights of the Series A Preferred Stock are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, Rykoff-Sexton expects that the value of the one two-hundredth of a share of Series A Preferred Stock purchasable (as described above) upon the exercise of each Rykoff-Sexton Right to approximate the value of one Rykoff-Sexton Common Share.

  The Rykoff-Sexton Rights Agreement and the Rykoff-Sexton Rights have certain anti-takeover effects. The Rykoff-Sexton Rights cause substantial dilution to a person or group that attempts to acquire Rykoff-Sexton on terms not approved by the Rykoff-Sexton Board of Directors. The Rykoff-Sexton Rights should not interfere with any merger or other business combination approved by the Rykoff-Sexton Board of Directors because of the ability of the Rykoff-Sexton Board of Directors and the Rykoff-Sexton Rights Agent to amend the Rykoff-Sexton Rights Agreement (and with respect to the Merger, the Rykoff-Sexton Board of Directors has exercised this ability by approving the Rykoff-Sexton Rights Plan Amendment) and because the Rykoff-Sexton Rights can be redeemed by the Rykoff-Sexton Board of Directors at the Redemption Price until 30 days following the public announcement that a person or group of affiliated and associated persons has acquired beneficial ownership of 15% or more of the outstanding Rykoff-Sexton Common Shares.

  The terms of the Rykoff-Sexton Rights Agreement can be amended by Rykoff-Sexton and the Rykoff-Sexton Rights Agent, but following a Distribution Date no amendment can adversely affect the interests of holders of the Rykoff-Sexton Rights.

PREFERRED STOCK

  Under the Rykoff-Sexton Charter, the Rykoff-Sexton Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Rykoff-Sexton Preferred Stock in one or more series and to fix the voting powers, designations, preferences and the relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. To date, the Rykoff-Sexton Board of Directors has so fixed only the Series A Preferred Stock. Because Rykoff-Sexton's Board of Directors has the power to establish the preferences and rights of the shares of any additional series of Rykoff-Sexton Preferred Stock, it may afford holders of any such Rykoff-Sexton Preferred Stock preferences, powers and rights (including voting rights), senior to the rights of holders of Rykoff-Sexton Common Shares, that could adversely affect the holders of Rykoff-Sexton Common Shares.

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

      COMPARATIVE RIGHTS OF JP FOODSERVICE STOCKHOLDERS AND RYKOFF-SEXTON
                                 STOCKHOLDERS

  Rykoff-Sexton is a Delaware corporation and a public company, and the rights of its stockholders are governed by Delaware law, the Rykoff-Sexton Charter, the Rykoff-Sexton By-laws and the Rykoff-Sexton Rights Agreement. Following the Merger, the Rykoff-Sexton stockholders will hold shares in JP Foodservice, which is also a Delaware corporation and a public company, and their rights as JP Foodservice stockholders will be governed by Delaware law, the JP Foodservice Charter, the JP Foodservice By-laws and the JP Foodservice Rights Agreement.

  Certain significant differences, which are believed to be all the material differences, between the rights of JP Foodservice stockholders and Rykoff-Sexton stockholders are summarized below. This summary is not intended to be relied upon as an exhaustive list or detailed description of the provisions discussed and is qualified in its entirety by the JP Foodservice Charter, the JP Foodservice By-laws and the JP Foodservice Rights Agreement and by the Rykoff-Sexton Charter, the Rykoff-Sexton By-laws and the Rykoff-Sexton Rights Agreement, to which Rykoff-Sexton stockholders are referred. See "Description of JP Foodservice Capital Stock" and "Description of Rykoff-Sexton Capital Stock." The Standstill Agreement also contains provisions relating to, among other things, the right of the ML Entities to designate representatives to serve on the Board of Directors, removal of such representatives and the filling of vacancies. The Standstill Agreement will, from and after the Effective Time, be for the benefit of, and will be enforceable by, JP Foodservice to the same extent and in the same manner as the Standstill Agreement benefits and is enforceable by Rykoff-Sexton prior to the Merger. See "Other Agreements--Standstill Agreement."

AUTHORIZED SHARES OF CAPITAL STOCK; DIVIDEND RIGHTS

  JP Foodservice. The JP Foodservice Charter authorizes the issuance of 75,000,000 JP Foodservice Common Shares and 5,000,000 shares of JP Foodservice Preferred Stock, 350,000 of which have been designated as Series A Preferred Stock. If the JP Foodservice Charter Amendment is approved by JP Foodservice stockholders at the JP Foodservice Annual Meeting, JP Foodservice will be authorized to issue 150,000,000 JP Foodservice Common Shares. See "JP Foodservice Annual Meeting Proposals--JP Foodservice Charter Amendment Proposal." As of September 27, 1997, 22,606,308 JP Foodservice Common Shares were issued and outstanding and no shares of JP Foodservice Preferred Stock were issued and outstanding. The shares of JP Foodservice Preferred Stock may be issued from time to time by the JP Foodservice Board of Directors in one or more series, and the variations, relative rights and preferences as between different series of each class may be fixed and determined by resolution of the JP Foodservice Board of Directors with respect to voting rights, the rate of dividend, redemption, liquidation payments, sinking fund provisions, conversion and the number of shares constituting any series.

  During the time that any series of JP Foodservice Preferred Stock is outstanding, if the terms of such series provide, no dividends may be declared or paid by the JP Foodservice Board of Directors on the JP Foodservice Common Shares, unless dividends on all outstanding shares of JP Foodservice Preferred Stock for the current and all past dividend periods have been declared and paid or provision made for the payment thereof.

  Rykoff-Sexton. The Rykoff-Sexton Charter authorizes the issuance of 40,000,000 Rykoff-Sexton Common Shares and 10,000,000 shares of Rykoff-Sexton Preferred Stock, 125,000 of which have been designated as Series A Preferred Stock. As of September 27, 1997, 28,846,349 Rykoff-Sexton Common Shares were issued, of which 28,580,906 were outstanding, and no shares of Rykoff-Sexton Preferred Stock were issued and outstanding. The shares of Rykoff-Sexton Preferred Stock may be issued from time to time by the Rykoff-Sexton Board of Directors in one or more series, and the variations, relative rights and preferences as between different series of each class may be fixed and determined by resolution of the Rykoff-Sexton Board of Directors with respect to voting rights, the rate of dividend, redemption, liquidation payments, sinking fund provisions, conversion and the number of shares constituting any series.

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

  During the time that any series of Rykoff-Sexton Preferred Stock is outstanding, no dividends may be declared or paid by the Rykoff-Sexton Board of Directors on the Rykoff-Sexton Common Shares, unless dividends on all outstanding shares of Rykoff-Sexton Preferred Stock for the current and all past dividend periods have been declared and paid or provision made for the payment thereof.

VOTING RIGHTS

  JP Foodservice. Subject to the voting rights of holders of any then outstanding JP Foodservice Preferred Stock, each JP Foodservice Common Share is entitled to one vote on each matter submitted to a vote of the stockholders of JP Foodservice. JP Foodservice Common Shares are not entitled to any cumulative voting rights.

  Rykoff-Sexton. Subject to the voting rights of holders of any then outstanding Rykoff-Sexton Preferred Stock, each Rykoff-Sexton Common Share is entitled to one vote on each matter submitted to a vote of the stockholders of Rykoff-Sexton. Rykoff-Sexton Common Shares are not entitled to any cumulative voting rights.

SUPERMAJORITY VOTING REQUIREMENTS; BUSINESS COMBINATIONS

  JP Foodservice and Rykoff-Sexton are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (iii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

  JP Foodservice. The JP Foodservice Charter and By-laws do not have supermajority voting requirements for business combinations or other matters.

  Rykoff-Sexton. In addition to any greater vote than may be required under
Section 203, the DGCL generally requires the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote on the matter to approve a merger, consolidation or dissolution of the corporation or a disposition of all or substantially all of the corporation's assets. The Rykoff-Sexton Charter, however, contains provisions regarding the vote required to approve certain business combinations or other significant corporate transactions involving Rykoff-Sexton and an individual, corporation or other entity with beneficial ownership of a number of Rykoff-Sexton Common Shares which exceeds 5% of the outstanding Rykoff-Sexton Common Shares (a "Related Person").

  The Rykoff-Sexton Charter requires the affirmative vote or consent of the holders of not less than 80% of the outstanding shares of stock of Rykoff-Sexton entitled to vote on the matter: (i) to adopt any agreement for, or to approve, the merger or consolidation of Rykoff-Sexton or any subsidiary (within the meaning of the Rykoff-Sexton Charter) with or into any Related Person; (ii) to authorize any sale, lease, transfer, exchange or other disposition to any Related Person of all or substantially all of the assets of Rykoff-Sexton or any such subsidiary; (iii) to authorize the issuance or transfer by Rykoff-Sexton or any such subsidiary of any Rykoff-Sexton voting

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

securities or voting securities of any such subsidiary in exchange or payment for securities or assets of any Related Person, if such authorization is otherwise required by law or by any agreement between Rykoff-Sexton and any national securities exchange or by any other agreement to which Rykoff-Sexton or any such subsidiary is a party; (iv) to adopt any plan for the dissolution of Rykoff-Sexton; or (v) to adopt any amendment, change or repeal of the foregoing provisions. Such 80% affirmative vote will not be required, however, if the Rykoff-Sexton Board of Directors by resolution approves a memorandum of understanding with such Related Person setting forth the principal terms of the transaction and if such transaction is substantially consistent therewith. Such resolution must be adopted by 80% of the directors who were elected and acting members of the Rykoff-Sexton Board of Directors prior to the time such Related Person became the beneficial owner of 5% or more of the outstanding Rykoff-Sexton Common Shares entitled to vote in elections of directors. The DGCL, including Section 203 thereof, applies to the approval of the transactions listed above notwithstanding any such resolution.

  A separate provision of the Rykoff-Sexton Charter requires the affirmative vote of the holders of at least 80% of the outstanding Rykoff-Sexton Common Shares not beneficially owned by any Related Person that is a party or beneficiary of or has proposed the transaction or matter to be voted upon to approve the following transactions (each a "Business Combination"): (i) any merger or consolidation of Rykoff-Sexton with or into a Related Person or affiliate or associate of a Related Person; (ii) any sale, lease, exchange, transfer or other disposition of at least 10% of the assets of Rykoff-Sexton or a subsidiary to or with a Related Person or an affiliate or associate of a Related Person; (iii) a merger into or consolidation with Rykoff-Sexton or a subsidiary, of a Related Person or an affiliate or associate of a Related Person; (iv) any sale, lease, exchange, transfer or other disposition to Rykoff-Sexton or a subsidiary of all or any part of the assets of a Related Person or affiliate or associate of a Related Person; (v) any reclassification or recapitalization of Rykoff-Sexton Common Shares consummated within three years after a Related Person becomes a Related Person that would have the effect of increasing the voting power of such Related Person or an affiliate or associate of such Related Person; and (vi) any agreement, contract or other arrangement providing for any of the transactions described above. A Business Combination does not include, however, a parent-subsidiary merger pursuant to
Section 253 of the DGCL or any transaction involving a Related Person who has been a Related Person for at least three years or involving an affiliate or associate of such Related Person. Such 80% affirmative vote will not be required to approve a Business Combination, however, (i) if certain price criteria and procedural requirements are satisfied or (ii) a majority of the "Continuing Directors" of the Rykoff-Sexton Board of Directors adopt a resolution approving the Business Combination. "Continuing Directors" mean all members of the Rykoff-Sexton Board of Directors except any director who (i) while serving as a member of the Rykoff-Sexton Board of Directors is a Related Person who is a party to or beneficiary of or has proposed the transaction or matter to be voted upon, or is an affiliate or associate of such Related Person, or any representative of such persons, or (ii) became a member of the Rykoff-Sexton Board of Directors following the date upon which such a Related Person became a Related Person, unless such director is recommended or elected to succeed a Continuing Director by a majority of the Continuing Directors.

APPRAISAL RIGHTS

  JP Foodservice. The JP Foodservice Charter does not provide for appraisal rights other than those rights designated by the DGCL. The DGCL provides for appraisal rights only in the case of certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides) in the case of other mergers, a sale or transfer of all or substantially all of its assets or an amendment to its certificate of incorporation. In addition, the DGCL does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation of a corporation so provides) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of fractional shares or any

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

combination of the foregoing. The DGCL also denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require for its approval the vote of the stockholders of such surviving corporation.

  Rykoff-Sexton. In addition to the appraisal rights provided for by the DGCL, the Rykoff-Sexton Charter provides for appraisal rights in the event of a merger under Section 253 of the DGCL of Rykoff-Sexton into another corporation that has been a Related Person or an affiliate or associate of a Related Person for less than three years, provided that the DGCL does not give voting rights to the Rykoff-Sexton stockholders with respect to such merger.

SPECIAL MEETINGS OF STOCKHOLDERS

  JP Foodservice. The JP Foodservice By-laws provide that special meetings may be called (i) by the Chairman of the Board or (ii) by the JP Foodservice Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which JP Foodservice would have if there were no vacancies on the Board. The stockholders of JP Foodservice do not have the right to request or call a special meeting of stockholders.

  Rykoff-Sexton. The Rykoff-Sexton Charter provides that special meetings of stockholders may be called by the Chairman of the Board or the President, or must be called at the written request of 75% of the directors then in office. The stockholders of Rykoff-Sexton do not have the right to request or call a special meeting of stockholders.

STOCKHOLDER ACTION WITHOUT A MEETING

  The JP Foodservice Charter and the Rykoff-Sexton Charter each expressly prohibit stockholder action by written consent.

STOCKHOLDER PROPOSAL PROCEDURES

  JP Foodservice. The JP Foodservice Charter requires that notice of proposals by stockholders to be brought before any annual meeting must be delivered to JP Foodservice not less than 90 days prior to the date of the meeting, if such meeting is to be held on or after the anniversary of the previous year's annual meeting (or not less than 60 days, if the meeting is to be held on a day which is within 30 days preceding the anniversary of the previous year's annual meeting, or, with respect to any other annual meeting, on or before the 15th day following the date of public disclosure of the meeting date). The notice must set forth, as to each matter the stockholder proposes to bring before the annual meeting, (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name, age and business and residential addresses, as they appear on JP Foodservice's records, of the stockholder proposing such business, (iii) the class and number of shares of JP Foodservice capital stock which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business.

  Rykoff-Sexton. None of the DGCL, the Rykoff-Sexton Charter or the Rykoff-Sexton By-laws expressly governs the manner in which Rykoff-Sexton stockholders may bring business (other than nominations for the election of directors) before a meeting of stockholders. See "--Nominations of Directors."

STOCKHOLDER RIGHTS PLAN

  JP Foodservice. JP Foodservice is a party to the JP Foodservice Rights Plan. See "The Merger--Amendments to Rights Plans" and "Description of JP Foodservice Capital Stock--Common Shares, Rights and Series A Preferred Stock--Rights."

  Rykoff-Sexton. Rykoff-Sexton is party to the Rykoff-Sexton Rights Agreement. See "The Merger--Amendments to Rights Plans" and "Description of Rykoff-Sexton Capital Stock--Common Shares, Rights and Series A Preferred Stock--Rights."

CLASSIFIED BOARD OF DIRECTORS

  Under their respective Charters and By-laws, each of JP Foodservice and Rykoff-Sexton has a classified board of directors divided into three classes, with directors serving staggered three-year terms.

NOMINATIONS OF DIRECTORS

  JP Foodservice. The JP Foodservice By-laws provide that nominations for the election of directors will be made by the Nominating Committee of the JP Foodservice Board of Directors. The JP Foodservice Charter provides that any stockholder wishing to nominate persons for election as directors at an annual meeting must deliver to the Secretary of JP Foodservice at JP Foodservice's principal office in Columbia, Maryland a written notice of the stockholder's intention to make such a nomination. The stockholder is required to furnish the notice not later than 90 days prior to the date that is one year from the date of the most recent preceding meeting of stockholders. The notice must include the following information: (i) the name and address of record of the stockholder who intends to make the nomination, (ii) a representation that the stockholder is a holder of record of JP Foodservice Common Shares and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iii) the name, age, business and residential addresses and principal occupation or employment of each nominee, (iv) a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, (v) such other information regarding each proposed nominee as would be required to be included in a proxy statement filed pursuant to the rules and regulations of the SEC and (vi) the written consent of each proposed nominee to serve as a director of JP Foodservice if so elected.

  Rykoff-Sexton. The Rykoff-Sexton By-laws provide that nominations for the election of directors can be made by the Rykoff-Sexton Board of Directors, a proxy committee appointed by the Rykoff-Sexton Board of Directors or any stockholder entitled to vote in the election of directors. The Rykoff-Sexton By-laws require that stockholders entitled to vote in the election of directors generally may nominate one or more persons for election as directors if written notice of intent to make a nomination at a meeting of stockholders is delivered to Rykoff-Sexton's Secretary (i) with respect to an election to be held at an annual meeting of stockholders, not less than 90 days prior to such annual meeting, and (ii) with respect to an election to be held at a special meeting of stockholders, not later than the close of business on the seventh day following the date on which notice of such special meeting is first given to stockholders. Such stockholder's notice must set forth: (i) the name and address of the stockholder; (ii) a representation that the stockholder is a holder of record of stock of Rykoff-Sexton entitled to vote at such meeting and intends to appear in person or by proxy at the meeting;
(iii) a description of all arrangements or understandings between the stockholder and each nominee or other person or persons pursuant to which each nomination is to be made by the stockholder; (iv) such other information regarding each nominee that would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (v) the consent of each nominee to serve as a director if elected.

REMOVAL OF DIRECTORS

  JP Foodservice. Under the DGCL, JP Foodservice directors may be removed at any time, for cause, by the vote of a majority of the outstanding capital stock of JP Foodservice entitled to vote at an election of directors.

  Rykoff-Sexton. The Rykoff-Sexton Charter and By-laws provide that any director may be removed at any time, for cause, by the vote of a majority of the outstanding capital stock of Rykoff-Sexton entitled to vote at an election of directors.

VACANCIES IN THE BOARD OF DIRECTORS

  JP Foodservice. The JP Foodservice Charter and By-laws provide that when any vacancy occurs in the JP Foodservice Board of Directors, whether by reason of an increase in the number of members composing the JP Foodservice Board of Directors, or otherwise, a majority of the remaining members of the JP Foodservice Board of Directors, even though less than a quorum, may appoint a director or directors to fill such vacancy or vacancies.

  Rykoff-Sexton. The Rykoff-Sexton Charter and By-laws provide that any vacancy in the Rykoff-Sexton Board of Directors, whether by reason of an increase in the number of members composing the Rykoff-Sexton Board of Directors, or otherwise, shall be filled by the affirmative vote of a majority of the Continuing Directors.

INDEMNIFICATION

  The JP Foodservice By-laws and the Rykoff-Sexton Charter provide for indemnification by JP Foodservice and Rykoff-Sexton, respectively, to the fullest extent permitted by the DGCL, of their officers, directors, employees and agents.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

  JP Foodservice. The JP Foodservice Charter eliminates the personal liability of JP Foodservice directors for monetary damages resulting from breaches of their fiduciary duty. It does not, however, eliminate liability for breaches of a director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the DGCL concerning the unlawful payment of dividends or stock redemptions or repurchases, or any transaction from which the director derives an improper benefit.

  Rykoff-Sexton. The Rykoff-Sexton Charter eliminates the personal liability of Rykoff-Sexton directors to the same extent as the JP Foodservice Charter eliminates the personal liability of JP Foodservice directors.

AMENDMENT OF CHARTER DOCUMENTS

  JP Foodservice. The JP Foodservice Charter may be amended pursuant to the DGCL by a majority vote of the total number of shares outstanding and entitled to vote thereon. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment.

  Rykoff-Sexton. Under the Rykoff-Sexton Charter, the amendment, repeal or adoption of provisions of such document relating to (i) the removal of directors or the filling of director vacancies or the classification of the Rykoff-Sexton Board of Directors, (ii) restrictions on stockholders taking action by written consent and (iii) special meetings of stockholders requires the affirmative vote of the holders of at least 80% of the outstanding Rykoff-Sexton Common Shares. Such 80% affirmative vote is not required, however, if a majority of the Continuing Directors adopt a resolution approving such amendment or repeal proposal and such proposal receives the affirmative vote of the holders of at least a majority of the Rykoff-Sexton Common Shares.

  The amendment, repeal or adoption of provisions of the Rykoff-Sexton Charter relating to Business Combinations requires the affirmative vote of the holders of at least 80% of the outstanding Rykoff-Sexton Common Shares not beneficially owned by any Related Person who is a beneficiary of or has proposed the transaction. Such 80% affirmative vote, however, is not required if a majority of the Continuing Directors adopt a resolution approving such amendment or repeal proposal and the holders of at least a majority of the outstanding Rykoff-Sexton Common Shares affirmatively approve such proposal.

  Under the DGCL all other amendments to the Rykoff-Sexton Charter must be approved by the affirmative vote of holders of a majority of shares of capital stock of Rykoff-Sexton entitled to vote generally in the election of directors, unless a class vote is required under the DGCL.

AMENDMENT OF BY-LAWS

  JP Foodservice. The JP Foodservice Charter provides that the Board of Directors is authorized to adopt, amend or repeal the JP Foodservice By-laws. The JP Foodservice By-laws further provide that the JP Foodservice By-laws may be adopted, amended or repealed by the affirmative vote of a majority of the directors then in office. Under the DGCL, the grant of such a power to a corporation's board of directors will not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal the corporation's by-laws.

  Rykoff-Sexton. The Rykoff-Sexton Charter provides that the Board of Directors is authorized to make, alter or repeal the Rykoff-Sexton By-laws. The Rykoff-Sexton By-laws further provide that they may be altered, amended or repealed or new by-laws adopted by the stockholders or by the affirmative vote of a majority of the directors then in office.

                                 LEGAL MATTERS

  A legal opinion to the effect that the JP Foodservice Common Shares offered hereby, when issued in accordance with the Merger Agreement, will be validly issued and fully paid and nonassessable, has been rendered by Hogan & Hartson L.L.P., counsel to JP Foodservice.

                                    EXPERTS

  JP Foodservice. The historical consolidated financial statements of JP Foodservice as of June 28, 1997 and for the year then ended incorporated by reference in this Joint Proxy Statement/Prospectus have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and upon the authority of such firm as experts in accounting and auditing.

  The historical consolidated financial statements of JP Foodservice as of June 29, 1996 and for each of the two years in the period ended June 29, 1996 incorporated by reference in this Joint Proxy Statement/Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.

  Valley Industries, Inc. The combined financial statements of Valley Industries, Inc. and Subsidiaries and Z Leasing Company (A General Partnership) as of January 31, 1996 and for each of the years in the two year period ended January 31, 1996 incorporated by reference in this Joint Proxy Statement/Prospectus have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and upon the authority of such firm as experts in accounting and auditing.

  Rykoff-Sexton. The audited consolidated financial statements of Rykoff-Sexton and subsidiaries as of June 28, 1997 and April 27, 1996, and for the fiscal years ended June 28, 1997, April 27, 1996 and April 29, 1995 and the nine-week transition period ended June 29, 1996 incorporated by reference in this Joint Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             STOCKHOLDER PROPOSALS

  Proposals by stockholders intended to be presented at the JP Foodservice Annual Meeting must have been received by the Secretary of JP Foodservice at JP Foodservice's principal office in Columbia, Maryland no later than June 19, 1997 to be included in JP Foodservice's proxy, notice of meeting and proxy statement relating to such meeting.

  If the Merger Agreement is adopted by Rykoff-Sexton stockholders and the Merger is consummated, Rykoff-Sexton's 1997 annual meeting of stockholders will not occur. If the Merger is not consummated, proposals by stockholders intended to be presented at the Rykoff-Sexton 1997 annual meeting of stockholders must have been received by the Secretary of Rykoff-Sexton at Rykoff-Sexton's principal office in Wilkes-Barre, Pennsylvania no later than May 29, 1997 to be included in Rykoff-Sexton's proxy, notice of meeting and proxy statement relating to such meeting.

                                 OTHER MATTERS

  The Board of Directors of JP Foodservice is aware of no other matter that will be presented for action at the JP Foodservice Annual Meeting and the Board of Directors of Rykoff-Sexton is aware of no other matter that will be presented for action at the Rykoff-Sexton Special Meeting. If any other matter requiring a vote of the stockholders arising from the conduct of the meeting properly comes before the JP Foodservice Annual Meeting or the Rykoff-Sexton Special Meeting, as the case may be, the persons authorized under management proxies will vote and act according to their best judgments in light of the conditions then prevailing.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                             JP FOODSERVICE, INC.,

                            HUDSON ACQUISITION CORP.

                                      AND

                              RYKOFF-SEXTON, INC.

                           DATED AS OF JUNE 30, 1997,

                                   AS AMENDED

            AS OF SEPTEMBER 3, 1997 AND AS OF NOVEMBER 5, 1997

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   The Merger

                                                                          PAGE
                                                                          ----
 SECTION 1.1. The Merger................................................   A-1
 SECTION 1.2. Closing...................................................   A-1
 SECTION 1.3. Effective Time............................................   A-2
 SECTION 1.4. Effects of the Merger.....................................   A-2
              Certificate of Incorporation and By-laws of the Surviving
 SECTION 1.5. Corporation and JPFI......................................   A-2
 SECTION 1.6. Directors and Officers....................................   A-2
 SECTION 1.7. Reservation of Right to Revise Transaction................   A-3

                                   ARTICLE II

   Effect of the Merger on the Capital Stock of the Constituent Corporations;
                            Exchange of Certificates

 SECTION 2.1. Effect on Capital Stock...................................   A-3
 SECTION 2.2. Exchange of Certificates..................................   A-5
 SECTION 2.3. Certain Adjustments.......................................   A-7

                                  ARTICLE III

                         Representations and Warranties

 SECTION 3.1. Representations and Warranties of RSI.....................   A-7
              (a) Organization, Standing and Corporate Power............   A-7
              (b) Subsidiaries..........................................   A-7
              (c) Capital Structure.....................................   A-7
              (d) Authority; Noncontravention...........................   A-8
              (e) Financial Statements..................................   A-9
              (f) ERISA Compliance......................................  A-10
              (g) Taxes.................................................  A-10
              (h) Voting Requirements...................................  A-10
              (i) State Takeover Statutes; Certain Provisions of RSI
                  Certificate...........................................  A-10
              (j) Accounting Matters....................................  A-11
              (k) Brokers...............................................  A-11
              (l) Opinion of Financial Advisors.........................  A-11
              (m) Ownership of JPFI Common Stock........................  A-11
              (n) RSI Rights Agreement..................................  A-11
 SECTION 3.2. Representations and Warranties of JPFI and Merger Sub.....  A-11
              (a) Organization, Standing and Corporate Power............  A-12

                                                                          PAGE
                                                                          ----
               (b) Subsidiaries.........................................  A-12
               (c) Capital Structure....................................  A-12
               (d) Authority; Noncontravention..........................  A-13
               (e) Financial Statements.................................  A-14
               (f) ERISA Compliance.....................................  A-14
               (g) Taxes................................................  A-14
               (h) Voting Requirements..................................  A-14
               (i) State Takeover Statutes; Certificate of
                   Incorporation........................................  A-15
               (j) Accounting Matters...................................  A-15
               (k) Brokers..............................................  A-15
               (l) Opinion of Financial Advisors........................  A-15
               (m) Ownership of RSI Common Stock........................  A-15
               (n ) JPFI Rights Agreement...............................  A-15

                                   ARTICLE IV

                   Covenants Relating to Conduct of Business

 SECTION 4.1.  Conduct of Business......................................  A-16
 SECTION 4.2.  No Solicitation or Negotiations..........................  A-19

                                   ARTICLE V

                             Additional Agreements

 SECTION 5.1.  Preparation of the Form S-4 and the Joint Proxy
               Statement; Stockholders Meetings.........................  A-20
 SECTION 5.2.  Letters of RSI's Accountants.............................  A-20
 SECTION 5.3.  Letters of JPFI's Accountants............................  A-21
 SECTION 5.4.  Access to Information; Confidentiality...................  A-21
 SECTION 5.5.  Best Efforts.............................................  A-21
 SECTION 5.6.  Employment Agreements....................................  A-22
 SECTION 5.7.  Indemnification, Exculpation and Insurance...............  A-22
 SECTION 5.8.  Fees and Expenses........................................  A-23
 SECTION 5.9.  Public Announcements.....................................  A-23
 SECTION 5.10. Affiliates...............................................  A-23
 SECTION 5.11. NYSE Listing.............................................  A-23
 SECTION 5.12. Tax Treatment............................................  A-23
 SECTION 5.13. Pooling of Interests.....................................  A-24
 SECTION 5.14. Standstill Agreements; Confidentiality Agreements........  A-24
 SECTION 5.15. Post-Merger Operations...................................  A-24
 SECTION 5.16. Conveyance Taxes.........................................  A-24
 SECTION 5.17. 8 7/8% Indenture.........................................  A-24
 SECTION 5.18. Certain Tax Matters......................................  A-24

                                   ARTICLE VI

                              Conditions Precedent

                                                                           PAGE
                                                                           ----
               Conditions to Each Party's Obligation to Effect the
 SECTION 6.1.  Merger...................................................   A-24
 SECTION 6.2.  Conditions to Obligations of JPFI........................   A-25
 SECTION 6.3.  Conditions to Obligations of RSI.........................   A-26

                                  ARTICLE VII

                       Termination, Amendment and Waiver

 SECTION 7.1.  Termination..............................................   A-26
 SECTION 7.2.  Effect of Termination....................................   A-27
 SECTION 7.3.  Amendment................................................   A-27
 SECTION 7.4.  Extension; Waiver........................................   A-28
 SECTION 7.5.  Termination Expenses ....................................   A-28

                                  ARTICLE VIII

                               General Provisions

 SECTION 8.1.  Nonsurvival of Representations and Warranties............   A-28
 SECTION 8.2.  Notices..................................................   A-28
 SECTION 8.3.  Definitions..............................................   A-29
 SECTION 8.4.  Interpretation...........................................   A-30
 SECTION 8.5.  Counterparts.............................................   A-30
 SECTION 8.6.  Entire Agreement; No Third-Party Beneficiaries...........   A-30
 SECTION 8.7.  Governing Law............................................   A-30
 SECTION 8.8.  Assignment...............................................   A-30
 SECTION 8.9.  Consent to Jurisdiction..................................   A-30
 SECTION 8.10. Headings, Etc............................................   A-31
 SECTION 8.11. Severability.............................................   A-31
 Exhibit A     Form of RSI Stock Option Agreement
 Exhibit B     Form of JPFI Stock Option Agreement
 Exhibit C     Form of Support Agreement
 Exhibit D     Form of JPFI Affiliate Letter
 Exhibit E     Form of RSI Affiliate Letter
 Exhibit F     Form of Amendment to Amended and Restated By-Laws of JPFI
 Exhibit G     Form of Employment Agreement with Mark Van Stekelenburg

  AGREEMENT AND PLAN OF MERGER dated as of June 30, 1997, as amended as of September 3, 1997 and as of November 5, 1997 among JP FOODSERVICE, INC., a Delaware corporation ("JPFI"), HUDSON ACQUISITION CORP. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of JPFI, and RYKOFF-SEXTON, INC., a Delaware corporation ("RSI").

  WHEREAS, the respective Boards of Directors of JPFI, Merger Sub and RSI have each approved the merger of RSI with and into Merger Sub (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.10 per share, of RSI ("RSI Common Stock", which reference shall be deemed to include the associated RSI Rights (as defined in Section 3.1(c) attached thereto), other than shares owned by JPFI or RSI, will be converted into the right to receive the Merger Consideration (as defined in Section 1.7); and

  WHEREAS, the respective Boards of Directors of JPFI, Merger Sub and RSI have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective stockholders; and

  WHEREAS, as a condition to, and on the date immediately following, the execution of this Agreement, JPFI and RSI will enter into a stock option agreement (the "RSI Option Agreement") attached hereto as Exhibit A and a stock option agreement (the "JPFI Option Agreement" and, together with the RSI Option Agreement, the "Option Agreements") attached hereto as Exhibit B; and

  WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

  WHEREAS, for financial accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests transaction under United States generally accepted accounting principles ("GAAP"); and

  WHEREAS, as a condition to, and immediately following, the execution of this Agreement, JPFI and certain stockholders of RSI will enter into, and RSI will execute an acknowledgment to, a support agreement (the "Support Agreement") attached hereto as Exhibit C; and

  WHEREAS, JPFI and RSI desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                  The Merger

  Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), RSI shall be merged with and into Merger Sub at the Effective Time (as defined in Section 1.3). Following the Effective Time, the separate corporate existence of RSI shall cease and Merger Sub shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of RSI in accordance with the DGCL.

  Section 1.2. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., New York City time, on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at such location in the City of New York as is agreed to by the parties hereto.

  Section 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such subsequent date or time as JPFI and RSI shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

  Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

  Section 1.5. Certificate of Incorporation and By-laws of the Surviving Corporation and JPFI. (a) At the Effective Time, the Certificate of Incorporation and the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and by-laws of the Surviving Corporation, in each case until thereafter amended in accordance with applicable law; provided, however, that Article First of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows:

  The name of the Corporation (which is hereinafter referred to as the "Corporation") is Rykoff-Sexton, Inc.

  (b) At the Effective Time, the by-laws of JPFI shall be amended as set forth in Exhibit F and, as so amended, such by-laws shall be the by-laws of JPFI until thereafter changed or amended as provided therein or by applicable law.

  Section 1.6. Directors and Officers. (a) As of the Effective Time, James L. Miller shall be Chairman and Chief Executive Officer of JPFI and Mark Van Stekelenburg shall be Vice Chairman and President of JPFI and, subject to
Section 1.6(b), shall be nominated for election to the class of directors of the JPFI Board of Directors whose terms shall expire in 1998.

  (b) Prior to the Effective Time, JPFI shall (i) increase the number of members of the Board of Directors of JPFI to 17; (ii) take such action as may be necessary such that the Board of Directors of JPFI, immediately following the Effective Time, is comprised of (A) nine individuals, including each of the incumbent members of the JPFI Board of Directors (or their replacements), no fewer than five of whom shall be outside directors, as selected by JPFI prior to the Effective Time, plus (B) seven individuals, no fewer than four of whom shall be outside directors, two of whom shall be individuals designated by Merrill Lynch Capital Partners, Inc., one of whom shall be Mark Van Stekelenburg, and four of whom shall be current incumbents of the RSI Board of Directors who are not employees of RSI or its subsidiaries or affiliated with Merrill Lynch Capital Partners Inc. to be selected by RSI prior to the Effective Time, and (C) one additional person to be designated by the Chairman of JPFI following the Merger; provided that no person shall be deemed not to be an outside director for purposes of this Section 1.6(b) solely because such person is or has been an ML Director (as defined in Section 3.1(d)); and (iii) take such action as may be necessary such that two of the three classes of the JPFI Board of Directors shall be comprised of six directors each, three of whom shall be incumbent directors of the JPFI Board of Directors pursuant to clause (ii)(A) of this Section 1.6(b) and three of whom shall be designated as directors by RSI pursuant to clause (ii)(B) of this Section 1.6(b), and the third class of the JPFI Board of Directors shall be comprised of five directors, three of whom shall be incumbent directors of the JPFI Board of Directors pursuant to clause (ii)(A) of this Section 1.6(b), one of whom shall be designated as a director by RSI pursuant to clause (ii)(B) of this Section 1.6(b) and one of whom shall be designated as a director by the Chairman of JPFI pursuant to clause (ii)(C) of this Section 1.6(b). The two directors who shall be designated by Merrill Lynch Capital Partners, Inc. shall be appointed, one each, to the class of directors whose terms expire in 1999 and 2000, respectively. Of the four directors to be selected by RSI pursuant to clause (ii)(B) of the first sentence of this Section 1.6(b), James I. Maslon shall be appointed to the class of di- rectors whose terms expire in 1998, and Bernard Sweet shall be appointed to the class of directors whose terms expire in 1999.

  (c) As of the Effective Time, the JPFI Board of Directors shall initially have three committees, as follows: an audit committee, a compensation committee and a nominating committee. Each committee will be comprised of four directors, two of whom shall be designated by JPFI, one of whom shall be designated by RSI and one of whom shall be designated by mutual agreement of JPFI and RSI. The initial chairman of each of the of the audit committee, the compensation committee and the nominating committee shall be, until such chairman's replacement is duly designated by the JPFI Board of Directors, the JPFI director who is currently the incumbent chairman of such committee; provided, however, that in the event any of such chairs becomes vacant for any reason prior to the Effective Time, the chairman shall be the person thereafter designated by the JPFI Board of Directors pursuant to the Certificate of Incorporation and By-Laws of JPFI. One member of the nominating committee of the JPFI Board of Directors (and of an executive committee thereof, if such a committee is established) shall be designated by Merrill Lynch Capital Partners, Inc. as RSI's designee thereon.

  (d) Except as set forth in Section 1.6(a), the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

  (e) It is currently contemplated that the first three vacancies on the JPFI Board of Directors to occur following the Effective Time shall not be filled, but that in each case the number of directors shall be reduced, so that the total number of directors constituting the JPFI Board of Directors shall thereafter be 14.

  Section 1.7. Reservation of Right to Revise Transaction. If each of RSI, Merger Sub and JPFI agree, the parties hereto, prior to the receipt of the RSI Stockholder Approval and the JPFI Stockholder Approval (each as defined herein), may change the method of effecting the business combination between JPFI and RSI, and each party shall cooperate in such efforts, including to provide for (a) a merger of RSI with and into JPFI, or (b) mergers (to occur substantially simultaneously) of separate subsidiaries of a Delaware corporation jointly formed by JPFI and RSI for such purpose into each of JPFI and RSI; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of RSI Common Stock as provided for in this Agreement (the "Merger Consideration"), other than, in the case of clause (b) above, the identity of the issuer thereof, (ii) adversely affect the proposed accounting treatment for the Merger or the tax treatment to JPFI, RSI or their respective stockholders as a result of receiving the Merger Consideration, or (iii) materially delay receipt of any approval referred to in Section 6.1(c) or the consummation of the transactions contemplated by this Agreement.

                                  ARTICLE II

  Effect of the Merger on the Capital Stock of the Constituent Corporations;
                           Exchange of Certificates

  Section 2.1. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, RSI or the holder of any shares of the following securities:

    (a) Cancellation of Treasury Stock and JPFI-Owned Stock. Each share of RSI Common Stock that is owned by RSI, Merger Sub or JPFI shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

    (b) Conversion of RSI Common Stock. Subject to Section 2.2(e), each issued and outstanding share of RSI Common Stock (other than shares to be cancelled in accordance with Section 2.1(a)) shall be converted into the right to receive 0.775 (the "Exchange Ratio") validly issued, fully paid and non-assessable shares of common stock, par value $.01 per share ("JPFI Common Stock"), of JPFI. As of the Effective Time, all such shares of RSI Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of RSI Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of JPFI Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

    (c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.10 per share, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the

  Effective Time shall remain outstanding as a validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    (d) JPFI Common Stock. At and after the Effective Time, each share of JPFI Common Stock issued and outstanding immediately prior to the Closing Date shall remain an issued and outstanding share of common stock of JPFI and shall not be affected by the Merger.

    (e) Options and Warrants. (i) JPFI will take all action necessary such that, at the Effective Time, each option granted by RSI to purchase shares of RSI Common Stock which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of RSI Common Stock and shall be converted into an option to purchase shares of JPFI Common Stock in an amount and at an exercise price determined as provided below (and otherwise, in the case of options, subject to the terms of the RSI Stock Plans (as defined in Section 3.1(c)) and the agreements evidencing grants thereunder) (the "Assumed Options"):

      (1) The number of shares of JPFI Common Stock to be subject to the new option shall be equal to the product of the number of shares of RSI Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of JPFI Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

      (2) The exercise price per share of JPFI Common Stock under the new option shall be equal to the exercise price per share of RSI Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.

    (ii) The adjustment provided herein with respect to any options that are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code. The duration and other terms of the new options shall be the same as the original options except that all references to RSI shall be deemed to be references to JPFI.

    (iii) At the Effective Time, the warrants, dated May 17, 1996, between RSI and each of Teachers Insurance and Annuity Association of America, the Nippon Credit Bank, Ltd. and Dresdner Bank AG (each, an "Assumed Warrant") shall be assumed by JPFI and shall constitute a warrant to acquire, otherwise on the same terms and conditions as were applicable under such Assumed Warrant, a number of shares of JPFI Common Stock determined pursuant to the terms of Sections 2 and 3 of the Assumed Warrants, copies of which have been delivered to JPFI.

    (iv) As soon as practicable following the Effective Time, JPFI shall deliver, upon due surrender of the Assumed Options and Assumed Warrants, to holders of Assumed Options and Assumed Warrants appropriate option and warrant agreements representing the right to acquire JPFI Common Stock on the same terms and conditions as contained in the Assumed Options and Assumed Warrants (except as otherwise set forth in this Section 2.1(e)). Except as expressly contemplated herein, JPFI shall comply with the terms of the RSI Stock Plans as they apply to the Assumed Options. JPFI shall take all corporate action necessary to reserve for issuance a sufficient number of shares of JPFI Common Stock for delivery upon exercise of the Assumed Options and Assumed Warrants in accordance with this Section 2.1(e). JPFI shall file a registration statement on Form S-8 (or any successor form) or on another appropriate form, effective as of, or reasonably promptly following, the Effective Time, with respect to JPFI Common Stock subject to the Assumed Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Options remain outstanding and exercisable. With respect to those individuals who, subsequent to the Effective Time, will be subject to the reporting requirements of Section 16 of the Exchange Act, JPFI shall administer the Hudston Stock Plans, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

  Section 2.2. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, JPFI shall enter into an agreement with such bank or trust company as may be designated by JPFI and reasonably satisfactory to RSI (the "Exchange Agent") which shall provide that JPFI shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of RSI Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of JPFI Common Stock (such shares of JPFI Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares (as defined in Section 2.2(e)) and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of JPFI Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of RSI Common Stock.

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of RSI Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as JPFI and RSI may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of JPFI Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share of JPFI Common Stock in accordance with Section 2.2(e), and the Certificate so surrendered shall forthwith be cancelled. Notwithstanding anything to the contrary contained herein, no certificate representing JPFI Common Stock or cash in lieu of a fractional share interest shall be delivered to a person who is an affiliate of RSI for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable Securities and Exchange Commission ("SEC") rules and regulations, unless such person has executed and delivered an agreement in the form of Exhibit E hereto. In the event of a surrender of a Certificate representing shares of RSI Common Stock which are not registered in the transfer records of RSI under the name of the person surrendering such Certificate, a certificate representing the proper number of shares of JPFI Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of JPFI Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of JPFI that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share of JPFI Common Stock in accordance with
Section 2.2(e). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to JPFI Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of JPFI Common Stock represented thereby, and, in the case of Certificates representing RSI Common Stock, no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of JPFI Common Stock shall be paid by JPFI to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of JPFI Common Stock issued in exchange therefor, without interest,

(i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of JPFI Common Stock and, in the case of Certificates representing RSI Common Stock, the amount of any cash payable in lieu of a fractional share of JPFI Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to such surrender payable with respect to such whole shares of JPFI Common Stock.

  (d) No Further Ownership Rights in RSI Common Stock. All shares of JPFI Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of RSI Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by RSI on such shares of RSI Common Stock which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of RSI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to JPFI, the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by law.

  (e) No Fractional Shares. (i) Nothstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of JPFI Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of JPFI shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of JPFI. In lieu of the issuance of such fractional shares, JPFI shall pay each former holder of RSI Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of RSI Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the average of the closing prices of the JPFI Common Stock as reported on the NYSE Composite Reporting Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) during the ten trading days preceding the fifth trading day prior to the Closing Date (such average, the "Average JPFI Price").

  (ii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing RSI Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing RSI Common Stock subject to and in accordance with the terms of
Section 2.2(c).

  (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to JPFI, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to JPFI for payment of their claim for Merger Consideration, any dividends or distributions with respect to JPFI Common Stock and any cash in lieu of fractional shares of JPFI Common Stock.

  (g) No Liability. None of JPFI, RSI, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of JPFI Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of JPFI Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by JPFI, on a daily basis. Any interest and other income resulting from such investments shall be paid to JPFI.

  (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of JPFI Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

  Section 2.3. Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of RSI Common Stock or of JPFI Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide to the holders of RSI Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

                               ARTICLE III

                      Representations and Warranties

  Section 3.1. Representations and Warranties of RSI. Except as (i) disclosed to an executive officer of JPFI in writing prior to the date of Amendment No. 2 to this Agreement or (ii) disclosed in (w) the Disclosure Schedule delivered by RSI to JPFI prior to the execution of this Agreement as supplemented by the Supplemental Disclosure Schedule attached to Amendment No. 2 to this Agreement (collectively, the "RSI Disclosure Schedule"), (x) any RSI SEC Document (as defined in Section 8.3) filed and publicly available prior to the date of Amendment No. 2 to this Agreement (as amended to the date hereof, "RSI Filed SEC Documents"), (y) the Form S-4 (as defined in Section 8.3) filed prior to the date of this Amendment No. 2 or (z) any RSI Press Release (as defined in Section 4.1(a)), RSI represents and warrants to JPFI as follows:

    (a) Organization, Standing and Corporate Power. (i) Each of RSI and its subsidiaries (as defined in Section 8.3) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on RSI.

    (ii) RSI has delivered to JPFI prior to the execution of this Agreement complete and correct copies of any amendments to its certificate of incorporation (the "RSI Certificate") and by-laws not filed as of the date hereof with the RSI Filed SEC Documents.

    (b) Subsidiaries. Exhibit 21 to RSI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 includes all the subsidiaries of RSI which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by RSI, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), other than Liens and restrictions imposed by RSI's debt agreements included as exhibits to the RSI Filed SEC Documents.

    (c) Capital Structure. The authorized capital stock of RSI consists of 40,000,000 shares of RSI Common Stock and 10,000,000 shares of preferred stock, par value $.10 per share ("RSI Preferred Stock"). At the close of business on June 25, 1997: (i) 27,969,503 shares of RSI Common Stock were issued and outstanding; (ii) 271,020 shares of RSI Common Stock were held by RSI in its treasury; (iii) no shares of

  RSI Preferred Stock were issued and outstanding; (iv) 1,479,113 shares of RSI Common Stock were reserved for issuance pursuant to all stock option, restricted stock or other stock-based compensation, benefits or savings plans, agreements or arrangements in which current or former employees or directors of RSI or its subsidiaries participate as of the date hereof (including, without limitation, the 1980 Stock Option Plan, the 1988 Stock Option and Compensation Plan, the RSI 1989 Director Stock Option Plan, the RSI 1993 Director Stock Option Plan, the 1995 Key Employees Stock Option and Compensation Plan, the RSI Convertible Award Plan (Officer and Key Employee Edition), the RSI Convertible Award Plan (Director Edition), the Amended and Restated Management Stock Option Plan of WS Holdings Corporation, the Amended and Restated US Foodservice Inc. 1992 Stock Option Plan and the Amended and Restated US Foodservice Inc. 1993 Stock Option
  Plan), complete and correct copies of which, in each case as amended as of the date hereof, have been filed as exhibits to the RSI Filed SEC Documents or delivered to JPFI (such plans, collectively, the "RSI Stock Plans"); (v) 331,761 (336,637 as of September 27, 1997) shares of RSI Common Stock were reserved for issuance upon conversion of the Assumed Warrants and (vi) 125,000 shares of RSI Preferred Stock were reserved for issuance upon exercise of preferred stock purchase rights (the "RSI Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of May 15, 1996, by and between RSI and ChaseMellon Shareholder Services L.L.C., as rights agent (as successor to Chemical Bank) (the "RSI Rights Agreement").
  Section 3.1(c) of the RSI Disclosure Schedule sets forth a complete and correct list, as of June 27, 1997, of the number of shares of RSI Common Stock subject to employee stock options or other rights to purchase or receive RSI Common Stock granted under the RSI Stock Plans (collectively, "RSI Employee Stock Options"), the dates of grant and exercise prices thereof. All outstanding shares of capital stock of RSI are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.1(c) and except for changes since June 27, 1997 resulting from the issuance of shares of RSI Common Stock pursuant to the RSI Employee Stock Options or as expressly permitted by this Agreement,
  (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of RSI, (B) any securities of RSI or any RSI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of RSI, (C) any warrants, calls, options or other rights to acquire from RSI or any RSI subsidiary, and any obligation of RSI or any RSI subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of RSI, and (y) there are no outstanding obligations of RSI or any RSI subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (A) securities of RSI or any RSI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any RSI subsidiary, (B) warrants, calls, options or other rights to acquire from RSI or any RSI subsidiary, and any obligation of RSI or any RSI subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any RSI subsidiary or (C) obligations of RSI or any RSI subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of RSI subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as described in Section 3.1(b), neither RSI nor any RSI subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the RSI Employee Stock Options, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the RSI subsidiaries, RSI does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to RSI and its subsidiaries as a whole.

    (d) Authority; Noncontravention. RSI has all requisite corporate power and authority to enter into this Agreement, each of the Option Agreements and, subject, in the case of the Merger, to the RSI Stockholder Approval (as defined in Section 3.1(h)), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Option Agreements by RSI and the consummation by RSI of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of RSI, subject, in the case of the Merger, to the RSI Stockholder Approval. This Agreement has been, and the Option Agreements will be, duly executed and delivered by RSI and, assuming the due authorization, execution and delivery thereof by JPFI, constitutes (or will constitute, as the case may be) the legal, valid and binding obligation of RSI, enforceable against RSI in accordance with their terms. The execution and delivery of this Agreement does not, and the execution and delivery of the Option Agreements and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Option Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, (i) the RSI Certificate or the by-laws of RSI or the comparable organizational documents of any of its subsidiaries,
  (ii) except as contemplated by Section 5.17, any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to RSI or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to RSI or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), conflicts, violations, or defaults that would not prevent RSI from consummating the Merger under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to RSI or any of its subsidiaries in connection with the execution and delivery of this Agreement or the Option Agreements by RSI or the consummation by RSI of the transactions contemplated hereby and thereby, except for (1) the filing of a pre-merger notification and report form by RSI under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (2) the filing with the SEC of (A) a proxy statement relating to the RSI Stockholders Meeting (as defined in Section 5.1(b)) (such proxy statement, together with the proxy statement relating to the JPFI Stockholders Meeting (as defined in Section 5.1(c)), in each case as amended or supplemented from time to time, the "Joint Proxy Statement"), and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Option Agreements and the transactions contemplated hereby and thereby; (3) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which RSI is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (4) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on RSI or (y) reasonably be expected to impair the ability of RSI to perform its obligations under this Agreement. The entry into the Support Agreement by the Stockholders (as defined in the Support Agreement) and the consummation of the transactions contemplated thereby has been approved by the RSI Board of Directors in the manner contemplated by Section 3.1(a) of that certain Standstill Agreement (the "Standstill Agreement"), dated as of May 17, 1996, by and between RSI and the ML Entities (as defined therein). The entry into this Agreement and the consummation of the transactions contemplated hereby has been agreed to by a majority of the ML Directors (as defined in the Standstill Agreement) for all purposes of the Standstill Agreement as may be relevant to effecting the transactions contemplated by this Agreement and the Support Agreement (including, without limitation, Section 2.2(a) thereof).

    (e) Financial Statements. To RSI's knowledge, the financial statements included in RSI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and such other periodic reports filed with the SEC under the Exchange Act since such date have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of RSI and its subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end audit adjustments).

    (f) ERISA Compliance. To RSI's knowledge, each RSI Benefit Plan (as defined in Section 4.1(a)) has been administered in accordance with its terms, except for any failures so to administer any RSI Benefit Plan that individually or in the aggregate would not have a material adverse effect on RSI. To RSI's knowledge, RSI, its subsidiaries and all the RSI Benefit Plans have been operated, and are in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that individually or in the aggregate would not have a material adverse effect on RSI. To RSI's knowledge, no fact or event has occurred since the date of any determination letter from the Internal Revenue Service ("IRS") that, to RSI's knowledge, is reasonably likely to affect adversely the qualified status of any such RSI Benefit Plan or the exempt status of any such trust.

    (ii) To RSI's knowledge, no RSI Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived. To RSI's knowledge, there are not any facts or circumstances that, to RSI's knowledge, would materially adversely change the funded status of any RSI Benefit Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan.

    (iii) With respect to any RSI Benefit Plan that is a multiemployer plan, to RSI's knowledge (A) neither RSI nor any of its subsidiaries has any contingent liability under Section 4204 of ERISA, and no circumstances exist that present a material risk that any such plan will go into reorganization, and (B) the aggregate withdrawal liability of RSI and its subsidiaries, computed as if a complete withdrawal by RSI and any of its subsidiaries had occurred under each such RSI Benefit Plan on the date hereof, would not be material.

    (iv) To RSI's knowledge, no employee of RSI will be entitled to any material payment, additional benefits or any acceleration of the time of payment or vesting of any benefits under any RSI Benefit Plan as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event such as a termination of employment), except that substantially all RSI Employee Stock Options will vest as of the date on which RSI Stockholder Approval is obtained.

    (g) Taxes. (i) To RSI's knowledge, no deficiencies for any taxes have been proposed, asserted or assessed against RSI or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on RSI.

    (ii) Neither RSI nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    (h) Voting Requirements. The affirmative vote at the RSI Stockholders Meeting (the "RSI Stockholder Approval") of the holders of a majority of all outstanding shares of RSI Common Stock to adopt this Agreement is the only vote of the holders of any class or series of RSI's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

    (i) State Takeover Statutes; Certain Provisions of RSI Certificate. The Board of Directors of RSI has adopted a resolution or resolutions approving this Agreement and the Option Agreements and the transactions contemplated hereby and thereby and, assuming the accuracy of JPFI's representation and warranty contained in Section 3.2(m), (a) such approval constitutes approval of the Merger and the other transactions contemplated hereby and by the Option Agreements by the RSI Board of Directors under (i) the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement, the Option Agreements and the transactions contemplated hereby and thereby and (ii) Section A.2. of Article Fourteenth of the RSI Certificate such that the 80% vote otherwise required by Article

  Fourteenth does not apply to this Agreement, the Option Agreements or the transactions contemplated hereby or thereby; and (b) for purposes of Article Twelfth of the RSI Certificate ("Article Twelfth"), such approval constitutes approval of this Agreement and the Option Agreements and the transactions contemplated hereby and thereby (and the RSI Board of Directors has conclusively determined, pursuant to Article Twelfth, that such agreements together constitute the "memorandum of understanding" contemplated by Article Twelfth) for purposes of Section B of Article Twelfth such that the 80% vote otherwise required by Article Twelfth does not apply to this Agreement, the Option Agreements or the transactions contemplated hereby or thereby. To the knowledge of RSI, except for Section 203 of the DGCL (which has been rendered inapplicable), no state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

    (j) Accounting Matters. To its knowledge, neither RSI nor any of its affiliates (as such term is used in Section 5.10) has taken or agreed to take any action (including, without limitation, in connection with any RSI Stock Plan or any agreement thereunder) that would prevent the business combination to be effected by the Merger from being accounted for as a "pooling of interests" and RSI has no reason to believe that the Merger will not qualify for "pooling of interests" accounting.

    (k) Brokers. No broker, investment banker, financial advisor or other person other than Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Wasserstein Perella & Co., Inc. ("Wasserstein") , the fees and expenses of which will be paid by RSI, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of RSI. RSI has furnished to JPFI true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

    (l) Opinions of Financial Advisors. RSI has received the opinions of Merrill Lynch and Wasserstein, each dated the date of Amendment No. 2 to this Agreement, to the effect that, as of such date, the Exchange Ratio for the conversion of RSI Common Stock into JPFI Common Stock, as amended by such Amendment No. 2, is fair from a financial point of view to holders of shares of RSI Common Stock (other than JPFI and its affiliates), signed copies of which opinions have been delivered to JPFI on or before the date of Amendment No. 2 to this Agreement, it being understood and agreed by JPFI that such opinions are for the benefit of the Board of Directors of RSI and may not be relied upon by JPFI, its affiliates or any of their respective stockholders.

    (m) Ownership of JPFI Common Stock. To the knowledge of RSI, as of the date hereof (and before giving effect to the JPFI Option Agreement, which will be entered into immediately after the execution of this Agreement), neither RSI nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of JPFI.

    (n) RSI Rights Agreement. RSI has taken all action (including, if required, redeeming all of the outstanding preferred stock purchase rights issued pursuant to the RSI Rights Agreement or amending the RSI Rights Agreement) so that the entering into of this Agreement, the RSI Option Agreement and the Support Agreement, the Merger, the acquisition of shares pursuant to the RSI Option Agreement and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the RSI Rights Agreement or enable or require the RSI Rights to be exercised, distributed or triggered.

  Section 3.2. Representations and Warranties of JPFI and Merger Sub. Except
(i) as disclosed to an executive officer of RSI in writing prior to the date of Amendment No. 2 to this Agreement or (ii) disclosed in (w) the Disclosure Schedule delivered by JPFI and Merger Sub to RSI prior to the execution of this Agreement as supplemented by the Supplemental Disclosure Schedule attached to Amendment No. 2 to this Agreement (collectively, the "JPFI Disclosure Schedule"), (x) any JPFI SEC Document (as defined in Section 8.3) filed and publicly available prior to the date of Amendment No. 2 to this Agreement (as amended to the date hereof,

"JPFI Filed SEC Documents"), (y) the Form S-4 filed prior to the date of this Amendment No. 2 or (z) any JPFI Press Release (as defined in Section 4.1(b)), JPFI and Merger Sub jointly and severally represent and warrant to RSI as follows:

    (a) Organization, Standing and Corporate Power. (i) Each of JPFI and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect on JPFI.

    (ii) JPFI has delivered to RSI prior to the execution of this Agreement complete and correct copies of any amendments to its certificate of incorporation (the "JPFI Certificate") and by-laws not filed as of the date hereof with the JPFI Filed SEC Documents.

    (b) Subsidiaries. Exhibit 21 to JPFI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997, as amended, includes all the subsidiaries of JPFI which as of the date of this Agreement are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by JPFI, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

    (c) Capital Structure. The authorized capital stock of JPFI consists of 75,000,000 shares of JPFI Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("JPFI Preferred Stock"). At the close of business on June 24, 1997: (i) 22,588,688.61 shares of JPFI Common Stock were issued and outstanding (including shares of restricted JPFI Common Stock); (ii) no shares of JPFI Common Stock were held by JPFI in its treasury; (iii) no shares of JPFI Preferred Stock were issued and outstanding; (iv) 4,264,329 shares of JPFI Common Stock were reserved for issuance pursuant to all stock option, restricted stock or other stock-based compensation, benefits or savings plans, agreements or arrangements in which current or former employees or directors of JPFI or its subsidiaries participate as of the date hereof, including, without limitation, the JPFI 1994 Stock Incentive Plan, the JPFI Stock Option Plan for Outside Directors and the JPFI 1994 Employee Stock Purchase Plan, complete and correct copies of which, in each case as amended as of the date hereof, have been filed with the JPFI Filed SEC Documents or delivered to RSI (such plans, collectively, the "JPFI Stock Plans"); and (v) 350,000 shares of JPFI Preferred Stock were reserved for issuance upon exercise of preferred share purchase rights issued pursuant to the Rights Agreement, dated as of February 19, 1996, between JPFI and The Bank of New York, as rights agent (the "JPFI Rights Agreement"). Section 3.2(c) of the JPFI Disclosure Schedule sets forth a complete and correct list, as of June 24, 1997, of the number of shares of JPFI Common Stock subject to employee stock options or other rights to purchase or receive JPFI Common Stock granted under the JPFI Stock Plans (collectively, "JPFI Employee Stock Options"), the dates of grant and exercise prices thereof. All outstanding shares of capital stock of JPFI are, and all shares which may be issued pursuant to this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c), and except for changes since June 24, 1997 resulting from the issuance of shares of JPFI Common Stock pursuant to the JPFI Employee Stock Options or as expressly permitted by this Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of JPFI, (B) any securities of JPFI or any JPFI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of JPFI, (C) any warrants, calls, options or other rights to acquire from JPFI or any JPFI subsidiary, and any obligation of JPFI or any JPFI subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of JPFI, and (y) there are no outstanding obligations of JPFI or any JPFI subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

  There are no outstanding (A) securities of JPFI or any JPFI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any JPFI subsidiary,
  (B) warrants, calls, options or other rights to acquire from JPFI or any JPFI subsidiary, and any obligation of JPFI or any JPFI subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any JPFI subsidiary or (C) obligations of JPFI or any JPFI subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of JPFI subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither JPFI nor any JPFI subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the JPFI Employee Stock Options, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the JPFI subsidiaries, JPFI does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to JPFI and its subsidiaries as a whole.

    (d) Authority; Noncontravention Each of JPFI and Merger Sub has all requisite corporate power and authority to enter into this Agreement, and JPFI has all requisite corporate power and authority to enter into the Option Agreements and the Support Agreement and, subject to the JPFI Stockholder Approval (as defined in Section 3.2(h)), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by each of JPFI and Merger Sub, and the execution and delivery of the Option Agreements and the Support Agreement by JPFI and the consummation by JPFI and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of JPFI and Merger Sub, subject, in the case of the Merger and the issuance of JPFI Common Stock in connection with the Merger, to the JPFI Stockholder Approval. This Agreement has been, and the Support Agreement and Option Agreements will be, duly executed and delivered by JPFI (and, in the case of this Agreement, by Merger Sub) and, assuming the due authorization, execution and delivery thereof by RSI, constitute (or will constitute, as the case may be) the legal, valid and binding obligation of JPFI (and, in the case of this Agreement, Merger Sub), enforceable against JPFI (and, in the case of this Agreement, Merger Sub) in accordance with their terms. The execution and delivery of this Agreement does not, and the execution and delivery of the Option Agreements and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions of this Agreement, the Support Agreement and the Option Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, (i) the JPFI Certificate or the by-laws of JPFI or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to JPFI or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to JPFI or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), conflicts, violations or defaults that would not prevent JPFI from consummating the Merger under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to JPFI or any of its subsidiaries in connection with the execution and delivery of this Agreement by JPFI and Merger Sub, or the execution and delivery by JPFI of the Option Agreements and the Support Agreement, or the consummation by JPFI or Merger Sub of the transactions contemplated hereby or thereby, except for (1) the filing of a pre-merger notification and report form by JPFI under the HSR Act; (2) the filing with the SEC of (A) the Joint Proxy Statement relating to the JPFI Stockholders Meeting, (B) the Form S-4 and (C) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement and the Option Agreements and the transactions contemplated hereby and thereby; (3) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which JPFI is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of the NYSE to permit the shares of JPFI Common Stock that are to be issued in the Merger and under the RSI Stock Plans to be listed on the NYSE; and (5) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on JPFI or
  (y) reasonably be expected to impair the ability of JPFI or Merger Sub to perform its obligations under this Agreement.

    (e) Financial Statements. To JPFI's knowledge, the financial statements included in JPFI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and such other periodic reports filed with the SEC under the Exchange Act since such date have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of JPFI and its subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end audit adjustments).

    (f) ERISA Compliance. To JPFI's knowledge, each JPFI Benefit Plan (defined in Section 4.1(b)) has been administered in accordance with its terms, except for any failures so to administer any JPFI Benefit Plan that individually or in the aggregate would not have a material adverse effect on JPFI. To JPFI's knowledge, JPFI, its subsidiaries and all the JPFI Benefit Plans have been operated, and are in compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that individually or in the aggregate would not have a material adverse effect on JPFI. To JPFI's knowledge, no fact or event has occurred since the date of any determination letter from the IRS that, to JPFI's knowledge, is reasonably likely to affect adversely the qualified status of any such JPFI Benefit Plan or the exempt status of any such trust.

    (ii) To JPFI's knowledge, no JPFI Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived. To JPFI's knowledge, there are not any facts or circumstances that, to JPFI's knowledge, would materially adversely change the funded status of any JPFI Benefit Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan.

    (iii) With respect to any JPFI Benefit Plan that is a multiemployer plan, to JPFI's knowledge, (A) neither JPFI nor any of its subsidiaries has any contingent liability under Section 4204 of ERISA, and no circumstances exist that present a material risk that any such plan will go into reorganization, and (B) the aggregate withdrawal liability of JPFI and its subsidiaries, computed as if a complete withdrawal by JPFI and any of its subsidiaries had occurred under each such JPFI Benefit Plan on the date hereof, would not be material.

    (iv) To JPFI's knowledge, no employee of JPFI will be entitled to any material payment, additional benefits or any acceleration of the time of payment or vesting of any benefits under any JPFI Benefit Plan as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event such as a termination of employment), except that certain JPFI Employee Stock Options may vest in connection with such transactions.

    (g) Taxes. (i) To JPFI's knowledge, no deficiencies for any taxes have been proposed, asserted or assessed against JPFI or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on JPFI.

    (ii) Neither JPFI nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    (h) Voting Requirements. The affirmative vote at the JPFI Stockholders Meeting (the "JPFI Stockholder Approval") of the holders of a majority of shares of JPFI Common Stock present in person or by proxy at a duly convened and held meeting of JPFI stockholders is the only vote of the holders of any class or series of JPFI's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the JPFI Common Stock pursuant to the Merger.

    (i) State Takeover Statutes; Certificate of Incorporation. The Board of Directors of JPFI has approved this Agreement, the Option Agreements, the Support Agreement and the transactions contemplated hereby and thereby, and, assuming the accuracy of RSI's representation and warranty contained in Section 3.1(m), such approval constitutes approval of the Merger and the other transactions contemplated hereby and thereby by the JPFI Board of Directors under the provisions of Section 203 of the DGCL such that Section 203 does not apply to this Agreement, the Option Agreements, the Support Agreement or the transactions contemplated hereby and thereby. To the knowledge of JPFI, no state takeover statute other than Section 203 of the DGCL (which has been rendered inapplicable) is applicable to the Merger or the other transactions contemplated hereby.

    (j) Accounting Matters. To its knowledge, neither JPFI nor any of its affiliates (as such term is used in Section 5.10) has taken or agreed to take any action (including, without limitation, in connection with any JPFI Stock Plan or any agreement thereunder) that would prevent the business combination to be effected by the Merger from being accounted for as a pooling of interests, and JPFI has no reason to believe that the Merger will not qualify for "pooling of interest" accounting.

    (k) Brokers. No broker, investment banker, financial advisor or other person, other than Goldman Sachs & Co. ("Goldman"), Smith Barney Inc. ("Smith Barney") and PaineWebber Inc., the fees and expenses of which will be paid by JPFI, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of JPFI. JPFI has furnished to RSI true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

    (l) Opinions of Financial Advisors. JPFI has received the opinions of Goldman and Smith Barney, each dated the date of Amendment No. 2 to this Agreement, to the effect that, as of such date, the Exchange Ratio for the conversion of RSI Common Stock into JPFI Common Stock, as amended by such Amendment No. 2, is fair from a financial point of view to JPFI, signed copies of which opinions have been delivered to RSI on or before the date of Amendment No. 2 to this Agreement, it being understood and agreed by RSI that such opinions are for the benefit of the Board of Directors of JPFI and may not be relied upon by RSI, its affiliates or any of their respective stockholders.

    (m) Ownership of RSI Common Stock. To the knowledge of JPFI, as of the date hereof or at any time within twelve months prior to the date of this Agreement (and before giving effect to the RSI Option Agreement, which will be entered into immediately after the execution of this Agreement) neither JPFI nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in either Rule 13d-3 under the Exchange Act or in Article Fourteenth of the RSI Certificate of Incorporation) or owned, directly or indirectly, or (ii) is or was party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of RSI.

    (n) JPFI Rights Agreement. JPFI has taken all action (including, if required, redeeming all of the outstanding preferred stock purchase rights issued pursuant to the JPFI Rights Agreement or amending the JPFI Rights Agreement) so that the entering into of this Agreement, the JPFI Option Agreement and the Merger, the acquisition of shares pursuant to the JPFI Option Agreement and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the JPFI Rights Agreement or enable or require the JPFI Rights to be exercised, distributed or triggered.

                                  ARTICLE IV

                   Covenants Relating to Conduct of Business

  Section 4.1. Conduct of Business by RSI. (a) Except (i) as disclosed to an executive officer of JPFI in writing prior to the date of Amendment No. 2 to this Agreement ("Amendment No. 2"), or (ii) as disclosed in (A) the RSI Disclosure Schedule, (B) any RSI Filed SEC Document, or (C) any press release issued by RSI prior to the date of this Amendment (each, an "RSI Press Release"), (iii) as otherwise expressly contemplated by this Agreement or the transactions contemplated thereby, or (iv) as consented to by JPFI in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, (I) RSI shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, (II) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of this Agreement to the Effective Time, RSI shall not, and shall not permit any of its subsidiaries to, (A) grant to any current or former director, officer, any regional vice president or president of any division of RSI or its subsidiaries any increase in compensation, bonus or other benefits, except as required by employment agreements in effect as of April 27, 1996; (B) grant to any such current or former director, officer, any regional vice president or president of any division any increase in severance or termination pay; or (C) enter into, or amend, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer, regional vice president or president of any division, or
(III) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of Amendment No. 2 to the Effective Time, RSI shall not, and shall not permit any of its subsidiaries to adopt or amend, and to RSI's knowledge since October 8, 1997, RSI has not and has not permitted any of its subsidiaries to, adopt or amend, any collective bargaining agreement (other than renegotiations required by any such collective bargaining agreement), employment agreement, consulting agreement, severance agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of RSI or any of its wholly-owned subsidiaries (collectively, the "RSI Benefit Plans"), in any manner which would, individually, or in the aggregate, involve amounts in excess of $1,000,000. Anything in this Section 4.1(a) to the contrary notwithstanding, RSI and any RSI subsidiary shall not be deemed in violation of this Section 4.1(a) if such violation is cured prior to the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, RSI shall not, and shall not permit any of its subsidiaries to:

    (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of RSI to its parent, or by a subsidiary that is partially owned by RSI or any of its subsidiaries, provided that RSI or any such subsidiary receives or is to receive its proportionate share thereof, or regular semi-annual dividends not to exceed $.03 per share, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of RSI Common Stock upon the exercise of RSI Employee Stock Options or the Assumed Warrants, in each case, outstanding as of the date hereof in accordance with their present terms (including cashless exercise) or issued pursuant to Section 4.1(a)(ii) or (z) purchase, redeem or otherwise acquire any shares of capital stock of RSI or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (z), for the deemed acceptance of shares upon cashless exercise of RSI Employee Stock Options outstanding on the date hereof, or in connection with withholding obligations relating thereto);

    (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of RSI Common Stock upon the exercise or conversion of RSI Employee Stock Options or the Assumed Warrants, in each case, outstanding as of the date hereof in accordance with their present terms or the issuance of RSI Employee Stock Options (and shares of RSI Common Stock upon the exercise thereof) granted after the date hereof in the ordinary course of business consistent with past practice for employees (so long as such additional amount of RSI Common Stock subject to RSI Employee Stock Options issued to such employees does not exceed the lesser of (x) 400,000 shares of RSI Common Stock in the aggregate and (y) the number of shares of RSI Common Stock subject to RSI Employee Stock Options issued during RSI's fiscal year ended June 28, 1997 and so long as no RSI Employee Stock Option issued pursuant to this Section 4.1(a)(ii) shall contain any terms providing for, or otherwise permit or give rise to any right to, accelerated vesting, the releasing of restrictions or any payment (in cash or otherwise) as a result of the consummation of the Merger or any of the other transactions contemplated by this Agreement.

    (iii) amend its certificate of incorporation, by-laws or other comparable organizational documents;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person, or, except for transactions in the ordinary course of business consistent with past practice pursuant to contracts or agreements in force at the date of this Agreement or pursuant to RSI's current capital and operating budgets (in each case, as previously provided to JPFI), make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of RSI;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

    (vi) make any tax election that individually or in the aggregate would have a material adverse effect on RSI or any of its tax attributes or settle or compromise any material income tax liability;

    (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility in effect as of the date hereof, in the ordinary course of business consistent with past practice;

    (viii) settle any material claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (ix) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms; or

    (x) authorize, or commit or agree to take, any of the foregoing actions;

provided that the limitations set forth in this Section 4.1(a) (other than clause (iii)) shall not apply to any transaction between RSI and any wholly owned subsidiary or between any wholly owned subsidiaries of RSI.

  (b) Conduct of Business by JPFI. Except (i) as disclosed to an executive officer of RSI in writing prior to the date of Amendment No. 2, or (ii) as disclosed in (A) the JPFI Disclosure Schedule as amended by Schedule V to Amendment No. 2, (B) any JPFI Filed SEC Document, or (C) any press release issued by JPFI prior to the date of Amendment No. 2 (each, a "JPFI Press Release"), (iii) as otherwise expressly contemplated by this Agreement or the transactions contemplated thereby, or (iv) as consented to by RSI in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, (I) JPFI shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, (II) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of this Agreement to the Effective Time, JPFI shall not, and shall not permit any of its subsidiaries to, (A) grant to any current or former director, officer, any regional vice president or president of any division of JPFI or its subsidiaries any increase in compensation, bonus or other benefits, except as required by employment agreements in effect as of June 29, 1996; (B) grant to any such current or former director, officer, any regional vice president or president of any division any increase in severance or termination pay, or (C) enter into, or amend, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer or any regional vice president or president of any division, or (III) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of Amendment No. 2 to the Effective Time, JPFI shall not, and shall not permit any of its subsidiaries to adopt or amend, and to JPFI's knowledge since October 8, 1997, JPFI has not and has not permitted any of its subsidiaries to, adopt or amend, any collective bargaining agreement (other than renegotiations required by any such collective bargaining agreement), employment agreement, consulting agreement, severance agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of JPFI or any of its wholly-owned subsidiaries (collectively, the "JPFI Benefit Plans"), in any manner which would, individually, or in the aggregate, involve amounts in excess of $1,000,000. Anything in this Section 4.1(b) to the contrary notwithstanding, JPFI and any JPFI subsidiary shall not be deemed in violation of this Section 4.1(b) if such violation is cured prior to the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, JPFI shall not, and shall not permit any of its subsidiaries to:

    (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of JPFI to its parent, or by a subsidiary that is partially owned by JPFI or any of its subsidiaries, provided that JPFI or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of JPFI Common Stock upon the exercise of JPFI Employee Stock Options outstanding as of the date hereof in accordance with their present terms (including cashless exercise) or issued pursuant to Section 4.1(b)(ii) or (z) purchase, redeem or otherwise acquire any shares of capital stock of JPFI or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (z), for the deemed acceptance of shares upon cashless exercise of JPFI Employee Stock Options, or in connection with withholding obligations relating thereto);

    (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of JPFI Common Stock upon the exercise of JPFI Employee Stock Options outstanding as of the date hereof in accordance with their present terms or the issuance of JPFI Employee Stock Options (and shares of JPFI Common Stock upon the exercise thereof) granted after the date hereof in the ordinary course of business consistent with past practice for employees (so long as such additional amount of JPFI Common Stock subject to JPFI Employee Stock Options issued to employees does not exceed 300,000 shares of JPFI Common Stock in the aggregate);

    (iii) except as contemplated hereby, amend its certificate of incorporation, by-laws or other comparable organizational documents;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person, or, except for transactions in the ordinary course of business consistent with past practice pursuant to contracts or agreements in force at the date of this Agreement or pursuant to JPFI's current capital and operating budgets (in each case, as previously provided to RSI), make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of JPFI;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

    (vi) make any tax election that individually or in the aggregate would have a material adverse effect on JPFI or any of its tax attributes or settle or compromise any material income tax liability;

    (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility in effect as of the date hereof, in the ordinary course of business consistent with past practice;

    (viii) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (ix) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms; or

    (x) authorize, or commit or agree to take, any of the foregoing actions;

provided that the limitations set forth in this Section 4.1(b) (other than clause (iii)) shall not apply to any transaction between JPFI and any wholly owned subsidiary or between any wholly owned subsidiaries of JPFI.

    (c) Other Actions. Except as required by law, RSI and JPFI shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in
  (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue at the Effective Time, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect at the Effective Time, or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied.

    (d) Advice of Changes. RSI and JPFI shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have a material adverse effect on such party or on the truth of such party's representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

  Section 4.2. No Solicitation or Negotiations. (a) Neither JPFI nor RSI shall, directly or indirectly, solicit or encourage (including by way of furnishing information), or authorize any individual, corporation or other entity to solicit or encourage (including by way of furnishing information), from any third party any inquiries or proposals relating to, or conduct negotiations or discussions with any third party with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any proposal or offer relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger or consolidation of it or any of its subsidiaries with or into any corporation or other entity other than as provided in this Agreement, the Option Agreements or the Support Agreement (and each party shall promptly notify the other of all of the relevant details relating to all inquiries and proposals which it may receive relating to any such matters).

  (b) Nothing contained in Section 4.2(a) or Section 5.1 shall prohibit RSI or JPFI from taking and disclosing to its respective stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act.

                                   ARTICLE V

                             Additional Agreements

  Section 5.1. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings. (a) As soon as practicable following the date of this Agreement, RSI and JPFI shall prepare and file with the SEC the Joint Proxy Statement, and JPFI shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of RSI and JPFI shall use best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. RSI will use all best efforts to cause the Joint Proxy Statement to be mailed to RSI's stockholders, and JPFI will use all best efforts to cause the Joint Proxy Statement to be mailed to JPFI's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. JPFI shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of JPFI Common Stock in the Merger and RSI shall furnish all information concerning RSI and the holders of RSI Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by JPFI without RSI's prior consent (which shall not be unreasonably withheld) and without providing RSI the opportunity to review and comment thereon. JPFI will advise RSI, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the JPFI Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to RSI or JPFI, or any of their respective affiliates, officers or directors, should be discovered by RSI or JPFI which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of RSI and JPFI.

  (b) RSI shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the "RSI Stockholders Meeting") in accordance with the DGCL for the purpose of obtaining the RSI Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby.

  (c) JPFI shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the "JPFI Stockholders Meeting") in accordance with the DGCL for the purpose of obtaining the JPFI Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby.

  (d) JPFI and RSI will use best efforts to hold the RSI Stockholders Meeting and the JPFI Stockholders Meeting on the same date and as soon as reasonably practicable after the date hereof.

  Section 5.2. Letters of RSI's Accountants. (a) RSI shall use best efforts to cause to be delivered to JPFI two letters from RSI's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing

Date, each addressed to JPFI, in form and substance reasonably satisfactory to JPFI and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  (b) RSI shall use best efforts to cause to be delivered to JPFI and JPFI's independent accountants a letter from RSI's independent accountants addressed to JPFI and RSI, dated as of the date the Form S-4 is declared effective and as of the Closing Date, stating that accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated as contemplated by this Agreement.

  Section 5.3. Letters of JPFI's Accountants. (a) JPFI shall use best efforts to cause to be delivered to RSI two letters from JPFI's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to RSI, in form and substance reasonably satisfactory to RSI and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  (b) JPFI shall use best efforts to cause to be delivered to RSI and RSI's independent accountants a letter from JPFI's independent accountants, addressed to RSI and JPFI, dated as of the date the Form S-4 is declared effective and as of the Closing Date, stating that accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated as contemplated by this Agreement.

  Section 5.4. Access to Information; Confidentiality. Subject to the Confidentiality Agreements dated April 22, 1997, each as amended as of June 13, 1997, between JPFI and RSI (the "Confidentiality Agreements"), and subject to applicable law, each of RSI and JPFI shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not interfere with the business or operations of such party) and, during such period, each of RSI and JPFI shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.4 shall affect any representation or warranty given by the other party hereto. Each of RSI and JPFI will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreements.

  Section 5.5. Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and
(iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

  (b) In connection with and without limiting the foregoing, RSI and JPFI shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Option Agreements, the Support Agreement or any of the transactions contemplated hereby and thereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to such agreements or transactions, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

  Section 5.6. Employment Agreements. (a) From and after the Effective Time, JPFI will, and will cause Merger Sub to, honor in accordance with their respective terms, and assume and agree to perform, in the same manner and to the same extent that RSI would be required to do if the Merger had not taken place, the RSI Benefit Plans, the RSI Stock Plans (subject to Section 2.1(e)) and all employment, severance and change in control agreements in effect as of the date hereof. For the purpose of any such Plan or agreement that contains a provision relating to a change in control of RSI and that is disclosed as such on Section 5.6(a) of the RSI Disclosure Schedule, JPFI acknowledges that the consummation of the Merger constitutes such a change in control. RSI and JPFI will cooperate on and after the date of this Agreement to develop appropriate employee benefit plans, programs and arrangements, including, but not limited to, executive and incentive compensation, stock option and supplemental executive retirement plans, for employees and directors of the Surviving Corporation and its subsidiaries from and after the Effective Time. Nothing in this Section 5.6 shall be interpreted as preventing the Surviving Corporation from amending, modifying or terminating any RSI Stock Plans or RSI Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law, or be deemed to constitute an employment contract between JPFI or the Surviving Corporation and any individual, or a waiver of JPFI's or the Surviving Corporation's right to discharge any employee at any time, with or without cause.

  (b) Each of RSI and JPFI will take the actions indicated on Section 5.6(b) of the RSI Disclosure Schedule to be taken by it at or prior to the time specified therein, including the execution, at the Effective Time, of an employment agreement with Mark Van Stekelenburg in the form attached to this Agreement as Exhibit G.

  Section 5.7. Indemnification, Exculpation and Insurance. (a) JPFI agrees to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of this Agreement in favor of the current or former directors or officers of RSI and its subsidiaries (and any of their respective predecessors, including, without limitation, US Foodservice Inc., a Delaware corporation ("US Foodservice"), that was merged within and into USF Acquisition Corporation on May 17, 1996) as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of RSI or in Section 7.13 of the Agreement and Plan of Merger dated February 2, 1996, among RSI, USF Acquisition Corporation and US Foodservice. The certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions (and the Surviving Corporation's Certification of Incorporation and by-laws may be amended to incorporate such provisions) with respect to indemnification that are set forth in the certificate of incorporation and bylaws of RSI (in each case in effect as of June 30, 1997 and as provided to JPFI prior to such date), which provisions shall not be amended, repealed or otherwise modified, except as required by law, for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at (or at any time prior to) the Effective Time were directors or officers of RSI or its subsidiaries (or any of its predecessors). In addition, from and after the Effective Time, directors and officers of RSI who become directors or officers of JPFI will be entitled to the same indemnity rights and protections, and directors' and officers' liability insurance, as are afforded from time to time to other directors and officers of JPFI.

  (b) In the event that JPFI, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of JPFI or the Surviving Corporation (as the case may be) assume the obligations set forth in this Section 5.7.

  (c) JPFI shall use its best efforts to provide to RSI's current directors and officers, for six years after the Effective Time, liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by RSI's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that in no event shall JPFI be required to expend more than 200% of the current amount expended by RSI to maintain such coverage.

  (d) The provisions of this Section 5.7 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

  (e) Without limiting the generality of the foregoing, the provisions of this
Section 5.7 shall apply to any litigation, action, suit, claim, investigation or proceeding described in Item 11 to Schedule II to Amendment No. 2.

  Section 5.8. Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except (x) to the extent set forth in
Section 7.5 hereof and (y) that each of JPFI and RSI shall bear and pay one-half of the costs and expenses incurred in connection with (1) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (2) the filings of the pre-merger notification and report forms under the HSR Act (including filing fees).

  Section 5.9. Public Announcements. JPFI and RSI will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use reasonable efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, the Option Agreements and the Support Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

  Section 5.10. Affiliates. (a) As soon as practicable after the date hereof, RSI shall deliver to JPFI a letter identifying all persons who may be deemed to be, at the time this Agreement is submitted for adoption by the stockholders of RSI, "affiliates" of RSI for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date hereof. RSI shall use best efforts to cause each person identified on such list to deliver to JPFI not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit E hereto. JPFI shall use best efforts to cause all persons who are "affiliates" of JPFI for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to deliver to RSI not less than 30 days prior to the Effective Time, a written agreement substantially in the form of the fourth paragraph of Exhibit D hereto.

  (b) JPFI shall use reasonable best efforts to publish no later than 45 days after the end of the first month after the Effective Time in which there are at least 30 days of post Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

  Section 5.11. NYSE Listing. JPFI shall use best efforts to cause the JPFI Common Stock issuable under Article II to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

  Section 5.12. Tax Treatment. Each of JPFI and RSI shall use best efforts to cause the Merger to qualify as a reorganization under the provisions of
Section 368 of the Code and to obtain the opinions of counsel referred to in
Section 6.1(g). The parties will characterize the Merger as such a reorganization for purposes of all tax returns and other filings.

  Section 5.13. Pooling of Interests. Each of RSI and JPFI shall use best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by the SEC, and each of RSI and JPFI agrees that it shall take no action that would cause such accounting treatment not to be obtained.

  Section 5.14. Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, except as JPFI and RSI otherwise mutually agree pursuant to a written instrument, neither RSI nor JPFI shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party. Except as JPFI and RSI otherwise mutually agree pursuant to a written instrument, during such period, RSI or JPFI, as the case may be, shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

  Section 5.15. Post-Merger Operations. Following the Effective Time, JPFI shall have its headquarters and principal corporate offices in Columbia, Maryland.

  Section 5.16. Conveyance Taxes. JPFI and RSI shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

  Section 5.17. 8 7/8% Indenture. Merger Sub, as the Surviving Corporation, agrees that it will comply with the provisions of Section 11.1 of the Indenture, dated as of November 1, 1993, between RSI, as issuer, and Norwest Bank Minnesota, N.A., as trustee, as supplemented on May 1, 1996 (relating to a mandatory tender to the holders of the 8 7/8% Senior Subordinated Notes due 2003 thereunder upon a "change of control" (as defined in such Indenture)).

  Section 5.18. Certain Tax Matters. Provided that the structure of the transaction as contemplated in Section 1.1 has not been revised pursuant to
Section 1.7, each of RSI and JPFI agrees that it will not treat the Merger as a change in the ownership or effective control of RSI, or a change in the ownership of a substantial portion of the assets of RSI, each within the meaning of Section 280G of the Code, unless RSI or JPFI, as the case may be, concludes, in its sole discretion, that substantial authority (within the meaning of Section 6621 of the Code) does not exist for such position or unless otherwise required by a determination (as defined in Section 1313 of the Code). Notwithstanding the foregoing, each of RSI and JPFI agrees that taking into account the modification of the Exchange Ratio, substantial authority exists as of the date of Amendment No. 2 that, as of the Effective Time, the position set forth in this Section 5.18 shall continue to be applicable. Without the prior written consent of RSI, JPFI agrees that it shall not, and shall not permit any of its subsidiaries to, take any action not required by any binding contract or plan in effect as of the date of Amendment No. 2 or by applicable law that would prevent the statement set forth in the preceding sentence from being true and correct as of the Effective Time, including without limitation, any action with respect to the issuance of shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, whether or not permitted by any other provision of this Agreement.

                                  ARTICLE VI

                             Conditions Precedent

  Section 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) Stockholder Approvals. Each of the RSI Stockholder Approval and the JPFI Stockholder Approval shall have been obtained.

    (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

    (c) Governmental, Regulatory and Other Approvals. (i) Other than the filing provided for under Section 1.3 and filings pursuant to the HSR Act (which are addressed in Section 6.1(b)), all consents, approvals and actions of, filings with and notices to any Governmental Entity required of RSI, JPFI or any of their subsidiaries to consummate the Merger and the other transactions contemplated hereby (together with the matters contemplated by Section 6.1(b), the "Requisite Regulatory Approvals") shall have been obtained and (ii) except as would not have a material adverse effect on any of RSI, JPFI or the Surviving Corporation, the consents and approvals set forth on Section 3.1(d) of the RSI Disclosure Schedule and
  Section 3.2(d) of the JPFI Disclosure Schedule shall have been obtained or shall no longer be required.

    (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect (i) preventing the consummation of the Merger, or (ii) which otherwise is reasonably likely to have a material adverse effect on RSI or JPFI, as applicable; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

    (e) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of RSI and JPFI to their respective stockholders and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

    (f) NYSE Listing. The shares of JPFI Common Stock issuable to RSI's stockholders as contemplated by Article II shall have been approved for listing on the NYSE subject to official notice of issuance.

    (g) Tax Opinions. JPFI shall have received from Wachtell, Lipton, Rosen & Katz, counsel to JPFI, and RSI shall have received from Jones, Day, Reavis & Pogue, counsel to RSI, an opinion, dated the Closing Date, substantially to the effect that: (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and JPFI and RSI will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by JPFI or RSI as a result of the Merger; (iii) no gain or loss will be recognized by the stockholders of RSI upon the exchange of their shares of RSI Common Stock solely for shares of JPFI Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of JPFI Common Stock; (iv) the aggregate tax basis of the shares of JPFI Common Stock received solely in exchange for shares of RSI Common Stock pursuant to the Merger (including fractional shares of JPFI Common Stock for which cash is received) will be the same as the aggregate tax basis of the shares of RSI Common Stock exchanged therefor; and (v) the holding period for shares of JPFI Common Stock received in exchange for shares of RSI Common Stock pursuant to the Merger will include the holding period of the shares of RSI Common Stock exchanged therefor, provided such shares of RSI Common Stock were held as capital assets by the stockholder at the Effective Time.

    In rendering such opinions, each of counsel for JPFI and RSI shall be entitled to receive and rely upon representations of fact contained in certificates of officers of JPFI, RSI and stockholders of RSI, which representations shall be in form and substance satisfactory to such counsel.

    (h) Pooling Letters. JPFI and RSI shall have received letters from each of RSI's independent accountants and JPFI's independent accountants, dated as of the Closing Date, in each case addressed to JPFI and RSI, stating that the Merger qualifies for accounting as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

  Section 6.2. Conditions to Obligations of JPFI. The obligation of JPFI to effect the Merger is further subject to satisfaction or waiver of the following conditions:

    (a) Representations and Warranties. The representations and warranties of RSI set forth herein shall be true and correct both when made, and at and as of the Closing Date, as if made at and as of such time (except (i) to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, and (ii) for the representations and warranties set forth in Sections 3.1(f) and 3.1(g)(i), in which case such representations and warranties shall be true and correct as of the date of Amendment No. 2) except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on RSI.

    (b) Performance of Obligations of RSI. RSI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; provided, however, that the obligations of RSI set forth in Clauses (II) and (III) of Section 4.1(a) shall have been performed in all respects, without reference to any limitation on such RSI obligations in respect of "materiality" or "material adverse effect.".

    (c) RSI Rights Agreement. The RSI Rights issued pursuant to the RSI Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

  Section 6.3. Conditions to Obligations of RSI. The obligation of RSI to effect the Merger is further subject to satisfaction or waiver of the following conditions:

    (a) Representations and Warranties. The representations and warranties of JPFI set forth herein shall be true and correct both when made, and at and as of the Closing Date, as if made at and as of such time (except (i) to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, and (ii) for the representations and warranties set forth in Sections 3.2(f) and 3.2(g)(i), in which case such representations and warranties shall be true and correct as of the date of Amendment No. 2) except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on JPFI.

    (b) Performance of Obligations of JPFI. JPFI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; provided, however, that the obligations of JPFI set forth in Clauses (II) and (III) of Section 4.1(b) shall have been performed in all respects, without reference to any limitation on such JPFI obligations in respect of "materiality" or "material adverse effect."

    (c) JPFI Rights Agreement. The JPFI Rights issued pursuant to the JPFI Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

                                  ARTICLE VII

                       Termination, Amendment and Waiver

  Section 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of 7.1(e) or 7.1(f)) whether before or after the RSI Stockholder Approval or the JPFI Stockholder Approval:

    (a) by mutual written consent of JPFI and RSI, if the Board of Directors of each so determines by a vote of a majority of its entire Board;

    (b) by either the Board of Directors of JPFI or the Board of Directors of
  RSI:

      (i) if the Merger shall not have been consummated by April 1, 1998; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

      (ii) if the RSI Stockholder Approval shall not have been obtained at a RSI Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

      (iii) if the JPFI Stockholder Approval shall not have been obtained at a JPFI Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

      (iv) if any Restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have used best efforts to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval, as the case may be;

    (c) by the Board of Directors of JPFI (provided that JPFI is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if RSI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, or if RSI shall have breached or failed to perform in any respect its covenants and agreements set forth in Clause (II) or Clause (III) of the first paragraph of Section 4.1(a), which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (B) is incapable of being cured by RSI or is not cured within 45 days of written notice thereof;

    (d) by the Board of Directors of RSI (provided that RSI is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if JPFI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, or if JPFI shall have breached or failed to perform in any respect its convenants and agreements set forth in Clause (II) or Clause (III) of the first paragraph of Section 4.1(b), which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (B) is incapable of being cured by JPFI or is not cured within 45 days of written notice thereof;

    (e) by the Board of Directors of JPFI, at any time prior to the RSI Stockholders Meeting, if the RSI Board of Directors shall have (A) failed to make, no later than the date of the first mailing of the Joint Proxy Statement to the RSI Stockholders, its recommendation referred to in
  Section 5.1(b), (B) withdrawn such recommendation or (C) modified or changed such recommendation in a manner adverse to the interests of JPFI; or

    (f) by the Board of Directors of RSI, at any time prior to the JPFI Stockholders Meeting, if the JPFI Board of Directors shall have (A) failed to make, no later than the date of the first mailing of the Joint Proxy Statement to the JPFI Stockholders, its recommendation referred to in
  Section 5.1(c), (B) withdrawn such recommendation or (C) modified or changed such recommendation in a manner adverse to the interests of RSI.

  Section 7.2. Effect of Termination. In the event of termination of this Agreement by either RSI or JPFI as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of JPFI or RSI, other than the provisions of the last sentence of Section 5.4, Section 5.8, this Section 7.2, Section 7.5 and
Article VIII, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, neither JPFI nor RSI shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

  Section 7.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties at any time before or after the RSI Stockholder Approval or the JPFI Stockholder Approval; provided, however, that after any such approval, there may not be, without further approval of such the stockholders of RSI (in the case of the RSI Stockholders Approval) and the stockholders of JPFI (in the case of the JPFI Stockholders Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of RSI Common Stock hereunder, or which by law otherwise requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties' respective Boards of Directors or a duly designated committee thereof.

  Section 7.4. Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 7.3, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

  Section 7.5. Termination Expenses. (a) In the event of a termination of this Agreement and the abandonment of the Merger at any time (i) by JPFI pursuant to Section 7.1(c) (other than for a nonwillful breach of a representation, warranty, covenant or agreement of RSI contained herein) or Section 7.1(e) or
(ii) by JPFI or RSI pursuant to Section 7.1(b)(ii) (if, at such time, in the case of clause (ii) of this Section 7.5(a), any event has occurred that would give JPFI the right to exercise the RSI Stock Option), and in order to compensate JPFI for the expenses associated with the negotiation of this Agreement and the other matters contemplated hereby, RSI shall, within one business day following such termination, pay JPFI a fee of $30,000,000 in immediately available funds.

  (b) In the event of a termination of this Agreement and the abandonment of the Merger at any time (i) by RSI pursuant to Section 7.1(d) (other than for a nonwillful breach of a representation, warranty, covenant or agreement of JPFI contained herein) or Section 7.1(f) or (ii) by JPFI or RSI pursuant to 7.1(b)(iii) (if, at such time, in the case of clause (ii) of this Section 7.5(b), any event has occurred that would give RSI the right to exercise the JPFI Stock Option), and in order to compensate RSI for the expenses associated with the negotiation of this Agreement and the other matters contemplated hereby, JPFI shall, within one business day following such termination, pay RSI a fee of $30,000,000 in immediately available funds.

  (c) A party's right to receive the fee contemplated by this Section 7.5, and its ability to enforce the provisions this Section 7.5, shall not be subject to approval by the stockholders of either JPFI or RSI.

                                 ARTICLE VIII

                              General Provisions

  Section 8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This
Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

  Section 8.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to JPFI, to

    JP Foodservice, Inc.
    9830 Patuxent Woods Drive
    Columbia, Maryland 21046
    Telecopy No: (410) 312-7149
    Attention: David M. Abramson, Esq.

    with a copy to:

    Wachtell, Lipton, Rosen & Katz
    51 West 52 Street
    New York, New York 10019
    Telecopy No.: (212) 403-2000
    Attention: Edward D. Herlihy, Esq.

    (b) if to Rykoff, to

    Rykoff-Sexton, Inc.
    1050 Warrenvill Road
    Lisle, Illinois
    Telecopy No. (717) 830-7112
    Attention: Robert J. Harter, Jr., Esq.

    with a copy to:

    Jones, Day, Reavis & Pogue
    77 West Wacker
    Chicago, Illinois 10022
    Telecopy No.: (312) 782-8585
    Attention: Elizabeth Kitslaar, Esq.

  Section 8.3. Definitions. For purposes of this Agreement:

    (a) except for purposes of Section 5.10, an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

    (b) "material adverse change" or "material adverse effect" means, when used in connection with RSI or JPFI, any change, effect, event, occurrence or state of facts that is or could reasonably be expected to be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole; provided, however, that no change, effect, event, occurrence or state of facts relating to, or arising or resulting from, any of the following matters, regardless of the amounts involved shall constitute a "material adverse change" or "material adverse effect": (i) any actions taken or omitted to be taken with the prior written approval of JPFI in anticipation or reliance upon the consummation of the Merger or the transactions contemplated thereby, (ii) any failure by RSI or its subsidiaries to keep available the services of their current officers or other employees, or to preserve any relationships with those persons having business dealings with them; or (iii) any of the matters disclosed in the RSI Disclosure Schedule, in any RSI Filed SEC Document, in any RSI Press Release, or otherwise disclosed to an executive officer of JPFI in writing by RSI prior to the date of Amendment No. 2;

    (c) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

    (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person;

    (e) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers or senior management of such person's operating divisions and segments, in each case after reasonable inquiry;

    (f) "Securities Act" means the Securities Act of 1933, as amended;

    (g) "RSI SEC Documents" means all required reports, schedules, forms statements and other documents (including exhibits and all other information incorporated therein) filed with the SEC by RSI since June 28, 1997, and the Form S-4 as filed prior to the date of Amendment No. 2;

    (h) "JPFI SEC Documents" means all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed with the SEC by JPFI since June 28, 1997, and the Form S-4 as filed prior to the date of Amendment No. 2;

    (i) "To RSI's knowledge" shall mean the actual knowledge, without any inquiry or investigation whatsoever, of Mark Van Stekelenburg, RSI's Chairman, CEO and President, Robert J. Harter Jr., RSI's Senior Vice President and General Counsel, Richard J. Martin, RSI's Executive Vice President and Chief Financial Officer, and Christopher Mellon, RSI's Vice President and Controller. "To JPFI's knowledge" shall mean the actual knowledge, without any inquiry or investigation whatsoever, of Jim Miller, JPFI's Chairman of the Board, President and CEO, David Abramson, JPFI's Senior Vice President and General Counsel, Lewis Hay, III, JPFI's Senior Vice President and Chief Financial Officer and George T. Megas, JPFI's Vice President-Finance; and

    (j) "Form S-4" means the registration statement on Form S-4 to be filed with the SEC by JPFI in connection with the issuance of JPFI Common Stock in the Merger.

  Section 8.4. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

  Section 8.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  Section 8.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein), the Option Agreements, the Support Agreement and the Confidentiality Agreements (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.7, are not intended to confer upon any person other than the parties any rights or remedies.

  Section 8.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

  Section 8.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  Section 8.9. Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.

  Section 8.10 Headings, Etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 8.11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

  IN WITNESS WHEREOF, JPFI and RSI have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          JP Foodservice, Inc.

                                                    /s/ James L. Miller
                                          By __________________________________
                                            Name: James L. Miller
                                            Title: Chairman, President and
                                                 Chief Executive Officer

                                          Rykoff-Sexton, Inc.

                                                 /s/ Mark Van Stekelenburg
                                          By _________________________________,
                                            Name: Mark Van Stekelenburg
                                            Title: Chairman and Chief
                                           Executive Officer

                                          Hudson Acquisition Corp.

                                                    /s/ James L. Miller
                                          By __________________________________
                                            Name: James L. Miller
                                            Title: Chairman, President and
                                           Chief Executive
                                                 Officer

                  [LETTERHEAD OF GOLDMAN SACHS APPEARS HERE]

                                                                     APPENDIX B

                                                          November 5, 1997

Board of Directors
JP Foodservice, Inc.
9830 Patuxent Woods Drive
Columbia, MD 21046

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to JP Foodservice, Inc. (the "Company") of the exchange ratio of .775 shares of Common Stock, par value $.01 per share (the "Company Common Stock"), of the Company to be exchanged for each outstanding share of Common Stock, par value $.10 per share (the "Shares"), of Rykoff-Sexton, Inc. ("Rykoff-Sexton") (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger dated as of June 30, 1997 as amended as of November 5, 1997 among the Company, Hudson Acquisition Corp, a wholly-owned subsidiary of the Company, and Rykoff-Sexton (the "Agreement").

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement and having acted as a co-managing underwriter for the Company with respect to the sale of shares of common stock of the Company in November 1996. We have also provided certain investment banking services from time to time for Rykoff-Sexton, including advising Rykoff-Sexton on its merger with US Foodservice Inc. in January 1996.

  In connection with this opinion, we have reviewed, among other things, the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended June 28, 1997, as well as financial and other information concerning the Company for the two prior fiscal years, and for Rykoff-Sexton for the five fiscal years ended June 28, 1997; certain interim reports to stockholders and Quarterly Reports of the Company and Rykoff-Sexton on Form 10-Q; certain other communications from the Company and Rykoff-Sexton to its stockholders; and certain internal financial analyses and forecasts for the Company and Rykoff-Sexton as prepared by their respective managements and certain internal forecasts for the Company and Rykoff-Sexton on a combined basis after giving effect to the merger of the Company and Rykoff-Sexton (the "Merger"), including analyses and forecasts of certain operating efficiencies and financial synergies (the "Synergies") expected to be achieved as a result of the Merger prepared by the Company's management. We also have held discussions with members of the senior management of the Company and Rykoff-Sexton regarding the strategic rationale for, and benefits of, the Merger and the past and current business operations and financial condition of their respective companies as well as the future prospects of their respective companies on a combined basis after giving effect to the Merger. In addition, we have reviewed the reported price and trading activity for the Company's shares and Rykoff-Sexton's shares, compared certain financial and stock market information for the Company and Rykoff-Sexton with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the food service industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have relied on the managements of the Company and Rykoff-Sexton as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) provided to us,

Board of Directors

JP Foodservice, Inc.

November 5, 1997

Page Two

and with your consent we have assumed that such forecasts, including without limitation the Synergies, reflect the best currently available estimates and judgments of such respective managements and that such projections and forecasts, including the Synergies, will be realized in the amounts and time periods currently estimated by the managements of the Company and Rykoff-Sexton. Further, in our evaluation of the Exchange Ratio, we have assumed, with your permission, that the consummation of the Merger will not result in a change of control of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of the Company or Rykoff-Sexton or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have also assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement.

  Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          Goldman, Sachs & Co.

                   [LETTERHEAD OF SMITH BARNEY APPEARS HERE]

                                                                     APPENDIX C

November 5, 1997

The Board of Directors
JP Foodservice, Inc.
9830 Patuxent Woods Drive
Columbia, Maryland 21046

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to JP Foodservice, Inc. ("JP Foodservice") of the consideration to be paid by JP Foodservice pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 30, 1997, as amended as of November 5, 1997 (the "Merger Agreement"), by and among JP Foodservice, Hudson Acquisition Corp., a wholly owned subsidiary of JP Foodservice ("Merger Sub"), and Rykoff-Sexton, Inc. ("Rykoff-Sexton"). As more fully described in the Merger Agreement, (i) Rykoff-Sexton will be merged with and into Merger Sub (the "Merger") and (ii) each outstanding share of the common stock, par value $0.10 per share, of Rykoff-Sexton (the "Rykoff-Sexton Common Stock") will be converted into the right to receive 0.775 (the "Exchange Ratio") of a share of the common stock, par value $0.01 per share, of JP Foodservice (the "JP Foodservice Common Stock").

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of JP Foodservice and certain senior officers and other representatives and advisors of Rykoff-Sexton concerning the businesses, operations and prospects of JP Foodservice and Rykoff-Sexton. We examined certain publicly available business and financial information relating to JP Foodservice and Rykoff-Sexton as well as certain financial forecasts and other information and data for JP Foodservice and Rykoff-Sexton which were provided to or otherwise discussed with us by the respective managements of JP Foodservice and Rykoff-Sexton, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of JP Foodservice Common Stock and Rykoff-Sexton Common Stock; the historical and projected earnings and other operating data of JP Foodservice and Rykoff-Sexton; and the capitalization and financial condition of JP Foodservice and Rykoff-Sexton. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of JP Foodservice and Rykoff-Sexton. We also evaluated the potential pro forma financial impact of the Merger on JP Foodservice. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of JP Foodservice and Rykoff-Sexton that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of JP Foodservice and Rykoff-Sexton as to the future financial performance of JP Foodservice and Rykoff-Sexton and the strategic implications and operational benefits anticipated to result from the Merger. We have assumed, with your consent, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of JP Foodservice and Rykoff-Sexton. We are not expressing any opinion as to what

The Board of Directors

JP Foodservice, Inc.

November 5, 1997

Page 2

the value of the JP Foodservice Common Stock actually will be when issued to Rykoff-Sexton stockholders pursuant to the Merger or the price at which the JP Foodservice Common Stock will trade subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of JP Foodservice or Rykoff-Sexton nor have we made any physical inspection of the properties or assets of JP Foodservice or Rykoff-Sexton. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for JP Foodservice or the effect of any other transaction in which JP Foodservice might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to JP Foodservice in connection with the Merger and will receive a fee for such services, which fee is contingent upon the consummation of the Merger. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of JP Foodservice and Rykoff-Sexton for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to JP Foodservice unrelated to the Merger, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with JP Foodservice and Rykoff-Sexton.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of JP Foodservice in its evaluation of the proposed Merger, and our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to JP Foodservice.

Very truly yours,

Smith Barney Inc.

                  [LETTERHEAD OF MERRILL LYNCH APPEARS HERE]

                                                                     APPENDIX D

                                                          November 5, 1997

Board of Directors
Rykoff-Sexton, Inc.
613 Baltimore Drive
East Mountain Corporate Center
Wilkes-Barre, PA 18702-7944

Members of the Board of Directors:

  Rykoff-Sexton, Inc. (the "Company"), JP Foodservice, Inc. ("JP Foodservice") and Hudson Acquisition Corp., a wholly owned subsidiary of JP Foodservice ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of June 30, 1997 (as amended by Amendment No. 1 dated as of September 3, 1997 and Amendment No. 2 dated as of November 5, 1997, the "Agreement"), pursuant to which a strategic combination between the Company and JP Foodservice will be effected by means of a merger (the "Merger") between the Company and Merger Sub in which each outstanding share of the Company's common stock, par value $.10 per share (the "Company Shares"), will be converted into the right to receive 0.775 shares (the "Exchange Ratio") of the common stock of JP Foodservice, par value $.01 per share (the "JP Foodservice Shares").

  You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares, other than JP Foodservice and its affiliates.

  In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company and JP Foodservice which we deemed to be relevant;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and JP Foodservice, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies"), in each case furnished to us by the Company and JP Foodservice;

    (3) Conducted discussions with members of senior management and representatives of the Company and JP Foodservice concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger, and the Expected Synergies;

    (4) Reviewed the market prices and valuation multiples for the Company Shares and the JP Foodservice Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (5) Reviewed the results of operations of the Company and JP Foodservice and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions which we deemed to be relevant;

    (7) Participated in certain discussions and negotiations among representatives of the Company and JP Foodservice and their financial and legal advisors;

    (8) Reviewed the potential pro forma impact of the Merger;

    (9) Reviewed the Agreement; and

    (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of current general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information and we have not undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or JP Foodservice or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or JP Foodservice. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or JP Foodservice, we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the Company's and JP Foodservice's managements as to the expected future financial performance of, and expenses and benefits to, the Company or JP Foodservice, as the case may be, and the Expected Synergies, and that such forecasted results and Expected Synergies will be realized in the amounts and at the times indicated thereby. We express no opinion as to such financial forecast information and Expected Synergies or the assumptions upon which they were based. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for United States Federal income tax purposes. You have informed us that in connection with the Agreement certain significant stockholders of the Company who are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated are parties to and will be entering into various contractual arrangements with respect to their existing Company Shares and with respect to the JP Foodservice Shares to be received by them in the Merger. This opinion does not take into account or in any way address the implications to such stockholders of such contractual arrangements.

  For purposes of rendering this opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents and instruments (collectively, the "Documents") contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained in connection with the Merger and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either the Company or JP Foodservice are party, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to the Company or its stockholders of the Merger.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

  In connection with performing our services for the Company, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

  We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a major portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so and have received fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the JP Foodservice Shares and other securities of JP Foodservice, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Certain of our affiliates own approximately 36% of the Company Shares and have representatives serving on the Company's Board of Directors.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying business decision by the Company to engage in the Merger, and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

  We are not expressing any opinion herein as to the prices at or trading ranges in which the Company Shares or the JP Foodservice Shares may trade following the announcement or consummation of the Merger.

  On the basis of and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Agreement is fair from a financial point of view to the holders of the Company Shares, other than JP Foodservice and its affiliates.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                           Smith Incorporated

                                          [signed]

             [LETTERHEAD OF WASSERTEIN PERELLA & CO APPEARS HERE]

                                                                     APPENDIX E

                                                          November 5, 1997

Board of Directors
Rykoff-Sexton, Inc.
613 Baltimore Drive
East Mountain Corporate Center
Wilkes-Barre, PA 18702-7944

Members of the Board of Directors:

  Rykoff-Sexton, Inc. (the "Company"), JP Foodservice, Inc. ("JP Foodservice") and Hudson Acquisition Corp., a wholly owned subsidiary of JP Foodservice ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of June 30, 1997 (as amended by Amendment No. 1 dated as of September 3, 1997 and Amendment No. 2 dated as of November 5, 1997, the "Agreement"), pursuant to which a strategic combination between the Company and JP Foodservice will be effected by means of a merger (the "Merger") between the Company and Merger Sub in which each outstanding share of the Company's common stock, par value $.10 per share (the "Company Shares"), will be converted into the right to receive 0.775 shares (the "Exchange Ratio") of the common stock of JP Foodservice, par value $.01 per share (the "JP Foodservice Shares").

  You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares, other than JP Foodservice and its affiliates.

  In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company and JP Foodservice which we deemed to be relevant;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and JP Foodservice, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies"), in each case furnished to us by the Company and JP Foodservice;

    (3) Conducted discussions with members of senior management and representatives of the Company and JP Foodservice concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger, and the Expected Synergies;

    (4) Reviewed the market prices and valuation multiples for the Company Shares and the JP Foodservice Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (5) Reviewed the results of operations of the Company and JP Foodservice and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions which we deemed to be relevant;

    (7) Participated in certain discussions and negotiations among representatives of the Company and JP Foodservice and their financial and legal advisors;

    (8) Reviewed the potential pro forma impact of the Merger;

    (9) Reviewed the Agreement; and

    (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of current general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information and we have not undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or JP Foodservice or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or JP Foodservice. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or JP Foodservice, we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the Company's and JP Foodservice's managements as to the expected future financial performance of, and expenses and benefits to, the Company or JP Foodservice, as the case may be, and the Expected Synergies, and that such forecasted results and Expected Synergies will be realized in the amounts and at the times indicated thereby. We express no opinion as to such financial forecast information and Expected Synergies or the assumptions upon which they were based. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for United States Federal income tax purposes. You have informed us that in connection with the Agreement certain significant stockholders of the Company who are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated are parties to and will be entering into various contractual arrangements with respect to their existing Company Shares and with respect to the JP Foodservice Shares to be received by them in the Merger. This opinion does not take into account or in any way address the implications to such stockholders of such contractual arrangements.

  For purposes of rendering this opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents and instruments (collectively, the "Documents") contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained in connection with the Merger and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either the Company or JP Foodservice are party, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to the Company or its stockholders of the Merger.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

  In connection with performing our services for the Company, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

  We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a major portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the JP Foodservice Shares and other securities of JP Foodservice, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying business decision by the Company to engage in the Merger, and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

  We are not expressing any opinion herein as to the prices at or trading ranges in which the Company Shares or the JP Foodservice Shares may trade following the announcement or consummation of the Merger.

  On the basis of and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Agreement is fair from a financial point of view to the holders of the Company Shares, other than JP Foodservice and its affiliates.

                                          Very truly yours,

                                          [signed]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to the provisions of Article XII of the registrant's Restated Certificate of Incorporation filed as Exhibit 3.1 hereto and the provisions of Article XII of the registrant's Amended and Restated By-Laws filed as Exhibit 3.2 hereto.

  The registrant is a Delaware corporation, subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Section 145 of the DGCL provides for the indemnification, under certain circumstances, of any person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions), brought or threatened involving such person because of such person's service as a director, officer, employee or agent of the corporation or such person's service in any such capacity with respect to another corporation or other entity at the request of such corporation.

  The registrant's Amended and Restated By-laws provide for the indemnification of the officers and directors of the registrant to the fullest extent permitted by the DGCL. Article XII of the registrant's Amended and Restated By-laws provides that each person who was or is made a party to (or is threatened to be made a party to) any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the registrant shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL against all expense, liability and loss (including, without limitation, attorneys' fees) incurred by such person in connection therewith, if such persons acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant and had no reason to believe that his conduct was illegal.

  Article XII of the registrant's Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the registrant's directors will not be personally liable to the registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duty as directors. However, nothing contained in such Article XII shall eliminate or limit the liability of directors (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

  The registrant maintains directors and officers liability insurance, which covers directors and officers of the registrant against certain claims or liabilities arising out of the performance of their duties.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

  (a) The following exhibits, as required by Item 601 of Regulation S-K, are filed as part of this Registration Statement:

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
       2.1     Agreement and Plan of Merger, dated as of June 30, 1997 among JP
                Foodservice, Inc. (the "Company"), Hudson Acquisition Corp. and
                Rykoff-Sexton, Inc. (included as Appendix A to the Joint Proxy
                Statement/Prospectus that is part of this Registration
                Statement).
       2.2     Amendment No. 1 to Agreement and Plan of Merger, dated as of
                September 3, 1997, among the Company, Hudson Acquisition Corp.
                and Rykoff-Sexton, Inc. (incorporated by reference to Exhibit
                2.2 to the Company's Current Report on Form 8-K for reportable event dated September 3, 1997).
       2.3     Amendment No. 2 to Agreement and Plan of Merger, dated as of
                November 5, 1997, among the Company, Hudson Acquisition Corp.
                and Rykoff-Sexton, Inc. (incorporated by reference to Exhibit
                2.3 to the Company's Current Report on Form 8-K for reportable event dated November 5, 1997).

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
        3.1    Restated Certificate of Incorporation of JP Foodservice, Inc.
                (incorporated by reference to the Company's Registration
                Statement on Form S-3 (Commission File No. 333-14039)).
        3.2    Amended and Restated By-Laws of JP Foodservice, Inc.
                (incorporated by reference to Exhibit 3.2 to the Company's
                Annual Report on Form 10-K for the fiscal year ended June 28,
                1997).
        4.1    Specimen of Certificate representing JP Foodservice, Inc. Common
                Stock, $.01 par value (incorporated by reference to the
                Company's Registration Statement on Form S-3 (Commission File
                No. 333-27275)).
        4.2    Rights Agreement, dated as of February 19, 1996, between JP
                Foodservice, Inc. and The Bank of New York, as Rights Agent
                (the "Rights Agreement") (incorporated by reference to Exhibit
                1 of the Company's Registration Statement on Form 8-A dated
                February 22, 1996).
        4.3    Amendment No. 1 to Rights Agreement, dated as of May 17, 1996
                (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (Commission
                File No. 333-07321)).
        4.4    Amendment No. 2 to Rights Agreement, dated as of September 26,
                1996 (incorporated by reference to Exhibit 10.1 to Amendment
                No. 2 to the Company's Registration Statement on Form S-3
                (Commission File No. 333-14039)).
        4.5    Amendment No. 3 to Rights Agreement, dated as of June 30, 1997
                (incorporated by reference to Exhibit 4.1 to the Company's
                Current Report on Form 8-K for reportable event dated June 30,
                1997).
      **4.6    Form of Common Stock Purchase Warrant expiring September 30,
                2005.
      **5.1    Legal opinion of Hogan & Hartson L.L.P. with respect to the validity of the securities registered hereby.
      **8.1    Legal opinion of Wachtell, Lipton, Rosen & Katz with respect to certain tax matters.
      **8.2    Legal opinion of Jones, Day, Reavis & Pogue with respect to certain tax matters.
      +10.1    Form of Employment Agreement by and between JP Foodservice, Inc.
                and Mark Van Stekelenburg.
       10.2    Stock Option Agreement dated as of June 30, 1997 between JP
                Foodservice, Inc. and Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 99.1 of the Company's Current Report on
                Form 8-K for reportable event dated June 30, 1997).
       10.3    Stock Option Agreement dated as of June 30, 1997 between Rykoff-
                Sexton, Inc. and JP Foodservice, Inc. (incorporated by
                reference to Exhibit 99.2 of the Company's Current Report on
                Form 8-K for reportable event dated June 30, 1997).
       10.4    Amended and Restated Support Agreement dated as of June 30, 1997 by and among JP Foodservice, Inc. and certain stockholders of
                Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K for reportable event dated September 3, 1997) .
     **10.5    JP Foodservice, Inc. 1994 Stock Incentive Plan (as proposed to be amended by the JP Foodservice Stock Incentive Plan Amendment described in this Registration Statement).
     **10.6    JP Foodservice Stock Option Plan for Outside Directors (as
                proposed to be amended by the JP Foodservice Director Plan
                Amendment described in this Registration Statement).
      *23.1    Consents of KPMG Peat Marwick LLP.
      *23.2    Consent of Price Waterhouse LLP.
      *23.3    Consent of Arthur Andersen LLP.
     **23.4    Consent of Hogan & Hartson LLP (contained in its opinion filed as Exhibit 5.1).
     **23.5    Consent of Wachtell, Lipton, Rosen & Katz (contained in its opinion filed as Exhibit 8.1).
     **23.6    Consent of Jones, Day, Reavis & Pogue (contained in its opinion filed as Exhibit 8.2).
      +24.1    Powers of Attorney.
      *99.1    Consent of Goldman, Sachs & Co.
      *99.2    Consent of Smith Barney Inc.
      *99.3    Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
      *99.4    Consent of Wasserstein Perella & Co., Inc.
      +99.5    Consent of Mark Van Stekelenburg.
      +99.6    Consent of James I. Maslon.
      +99.7    Consent of James P. Miscoll.
      +99.8    Consent of Neil I. Sell.
      +99.9    Consent of Bernard Sweet.

--------
 * Filed herewith.
** To be filed by amendment.
 + Previously filed.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such offering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information caused for by the other items of the applicable form.

  (d) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statements through the date of responding to the request.

  (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF COLUMBIA, MARYLAND, ON NOVEMBER 10, 1997.

                                          JP Foodservice, Inc.

                                                    /s/ James L. Miller
                                          By: _________________________________
                                                      JAMES L. MILLER
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER
                                                 (DULY AUTHORIZED OFFICER)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                 DATE


         /s/ James L. Miller           President, Chairman
-------------------------------------   and Chief Executive      November 10,
           JAMES L. MILLER              Officer and               1997
                                        Director (Principal
                                        Executive Officer)



         /s/ Lewis Hay, III
-------------------------------------  Senior Vice
           LEWIS HAY, III               President and Chief      November 10,
                                        Financial Officer         1997
                                        (Principal
                                        Financial Officer)



         /s/ George T. Megas
-------------------------------------  Vice President-           November 10,
           GEORGE T. MEGAS              Finance (Principal        1997
                                        Accounting Officer)

                                       Director
      /s/ Michael J. Drabb                                       November 10,
-------------------------------------                             1997
          MICHAEL J. DRABB



        /s/ David M. Abramson          Director
-------------------------------------                            November 10,
          DAVID M. ABRAMSON                                       1997



                                       Director
       /s/ Eric E. Glass                                         November 10,
-------------------------------------                             1997
            ERIC E. GLASS



         /s/ Mark P. Kaiser            Director
-------------------------------------                            November 10,
           MARK P. KAISER                                         1997

     /s/ Paul I. Latta, Jr.
-------------------------------------  Director
         PAUL I. LATTA, JR.                                      November 10,
                                                                  1997



                                       Director
     /s/ Dean R. Silverman                                       November 10,
-------------------------------------                             1997
          DEAN R. SILVERMAN



                                       Director
     /s/ Jeffrey D. Serkes*                                      November 10,
-------------------------------------                             1997
          JEFFREY D. SERKES

       /s/ Lewis Hay, III
-------------------------------------
 * BY LEWIS HAY, III AS ATTORNEY-IN-
                FACT


                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
      2.1    Agreement and Plan of Merger, dated as of June 30, 1997 among JP
             Foodservice, Inc. (the "Company"), Hudson Acquisition Corp. and
             Rykoff-Sexton, Inc. (included as Appendix A to the Joint Proxy
             Statement/Prospectus that is part of this Registration Statement).
      2.2    Amendment No.1 to Agreement and Plan of Merger, dated as of
             September 3, 1997 among the Company, Hudson Acquisition Corp. and
             Rykoff-Sexton, Inc. (incorporated by reference to the Company's
             Current Report on Form 8-K for reportable event dated September
             3,1997.)
      2.3    Amendment No. 2 to Agreement and Plan of Merger, dated as of
             November 5, 1997, among the Company, Hudson Acquisition Corp. and
             Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K for reportable event dated November 5, 1997).
      3.1    Restated Certificate of Incorporation of JP Foodservice, Inc.
             (incorporated by reference to the Company's Registration Statement on Form S-3 (Commission File No. 333-14039)).
      3.2    Amended and Restated By-Laws of JP Foodservice, Inc. (incorporated by reference to the Company's Registration Statement on Form S-3
             (Commission File No. 333-14039)).
      4.1    Specimen of Certificate representing JP Foodservice, Inc. Common
             Stock, $.01 par value (incorporated by reference to the Company's
             Registration Statement on Form S-3 (Commission File No. 333-
             27275)).
      4.2    Rights Agreement, dated as of February 19, 1996, between JP
             Foodservice, Inc. and The Bank of New York, as Rights Agent (the
             "Rights Agreement") (incorporated by reference to Exhibit 1 of the
             Company's Registration Statement on Form 8-A dated February 22,
             1996).
      4.3    Amendment No. 1 to Rights Agreement, dated as of May 17, 1996
             (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (Commission File
             No. 333-07321)).
      4.4    Amendment No. 2 to Rights Agreement, dated as of September 26,
             1996 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company's Registration Statement on Form S-3 (Commission
             File No. 333-14039)).
      4.5    Amendment No. 3 to Rights Agreement, dated as of June 30, 1997
             (incorporated by reference to Exhibit 4.1 to the Company's Current
             Report on Form 8-K for reportable event dated June 30, 1997).
    **4.6    Form of Common Stock Purchase Warrant expiring September 30, 2005.
    **5.1    Legal opinion of Hogan & Hartson L.L.P. with respect to the validity of the securities registered hereby.
    **8.1    Legal opinion of Wachtell, Lipton, Rosen & Katz with respect to certain tax matters.
    **8.2    Legal opinion of Jones, Day, Reavis & Pogue with respect to certain tax matters.
    +10.1    Form of Employment Agreement by and between JP Foodservice, Inc.
             and Mark Van Stekelenburg.
     10.2    Stock Option Agreement dated as of June 30, 1997 between JP
             Foodservice, Inc. and Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form
             8-K for reportable event dated June 30, 1997).
     10.3    Stock Option Agreement dated as of June 30, 1997 between Rykoff-
             Sexton, Inc. and JP Foodservice, Inc. (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K for
             reportable event dated June 30, 1997).

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
     10.4    Amended and Restated Support Agreement dated as of June 30, 1997 by and among JP Foodservice, Inc. and certain stockholders of
             Rykoff Sexton, Inc. (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K for reportable event dated September 3, 1997).
   **10.5    JP Foodservice, Inc. 1994 Stock Incentive Plan (as proposed to be amended by the JP Foodservice Stock Incentive Plan Amendment described in this Registration Statement).
   **10.6    JP Foodservice Stock Option Plan for Outside Directors (as
             proposed to be amended by the JP Foodservice Director Plan
             Amendment described in this Registration Statement).
    *23.1    Consents of KPMG Peat Marwick LLP.
    *23.2    Consent of Price Waterhouse LLP.
    *23.3    Consent of Arthur Andersen LLP.
   **23.4    Consent of Hogan & Hartson LLP (contained in its opinion filed as
             Exhibit 5.1).
   **23.5    Consent of Wachtell, Lipton, Rosen & Katz (contained in its opinion filed as Exhibit 8.1).
   **23.6    Consent of Jones, Day, Reavis & Pogue (contained in its opinion filed as Exhibit 8.2).
    +24.1    Powers of Attorney (included in the signature page hereof).
    *99.1    Consent of Goldman, Sachs & Co.
    *99.2    Consent of Smith Barney Inc.
    *99.3    Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
    *99.4    Consent of Wasserstein Perella & Co., Inc.
    +99.5    Consent of Mark Van Stekelenburg.
    +99.6    Consent of James I. Maslon.
    +99.7    Consent of James P. Miscoll.
    +99.8    Consent of Neil I. Sell.
    +99.9    Consent of Bernard Sweet.

--------

 * Filed herewith.

** To be filed amendment.

 + Previously filed.